As filed with the Securities and Exchange Commission on October 17, 2005

Registration No. 333-124730

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 4

to

FORM S-1

REGISTRATION STATEMENT

Under The Securities Act of 1933

CBOT Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	6200	36-4468986
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

141 West Jackson Boulevard

Chicago, Illinois 60604

(312) 435-3500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Carol A. Burke

Executive Vice President and General Counsel

CBOT Holdings, Inc. and

Board of Trade of the City of Chicago, Inc.

141 West Jackson Boulevard

Chicago, Illinois 60604

(312) 435-3500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Joseph P. Gromacki Jenner & Block LLP One IBM Plaza Chicago, Illinois 60611 (312) 222-9350	Richard A. Drucker Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 (212) 450-4000

Approximate date of commencement of proposed sale to public: As promptly as practicable after this registration statement becomes effective and the satisfaction or waiver of certain other conditions described herein.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of this prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We and the selling stockholders may not sell the securities described in this document until the registration statement filed with the Securities and Exchange Commission is declared effective. This prospectus is not an offer to sell these securities and neither we nor the selling stockholders are soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (SUBJECT TO COMPLETION), DATED OCTOBER 17, 2005

3,191,489 Shares

CLASS A COMMON STOCK

CBOT Holdings is offering 2,940,486 shares of its Class A common stock and the selling stockholders are offering 251,003 shares of Class A common stock held by them. This is our initial public offering and there is currently no public market for our shares. We currently estimate that the initial public offering price will be between $45.00 and $49.00 per share. CBOT Holdings will not receive any of the proceeds from the shares of Class A common stock sold by the selling stockholders.

Our Class A common stock has been approved for listing on the New York Stock Exchange under the trading symbol “BOT.”

Investing in our Class A common stock involves risks. See “ Risk Factors” beginning on page 8.

PRICE $             PER CLASS A SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to CBOT Holdings	Proceeds to Selling Stockholders
Per Share	$	$	$	$
Total	$	$	$	$

CBOT Holdings has granted the underwriters an option to purchase an additional 478,723 shares of its Class A common stock to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities regulators have approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of Class A common stock to purchasers on or about                     , 2005.

Credit Suisse First Boston	JPMorgan

Citigroup

Keefe, Bruyette & Woods	Sandler O’Neill & Partners, L.P.

SEP5 OCT5 DEC5 JAN6 MAR6 MAY6 JUL6 AUG6

Chicago Board of Trade

TEN YR NOTES
FIVE YR NOTES
TWO YEAR

i

ABOUT THIS PROSPECTUS

In this prospectus, the terms “company,” “exchange,” “we,” “us” and “our” refer to CBOT Holdings, Inc. and its subsidiary, Board of Trade of the City of Chicago, Inc., when the distinction between the two companies is not important to the discussion. When the distinction between the two companies is important to the discussion, we use the term “CBOT” to refer to Board of Trade of the City of Chicago, Inc. and “CBOT Holdings” to refer to CBOT Holdings, Inc. On April 22, 2005, we completed a series of restructuring transactions that converted our organization from a nonstock, not-for-profit company with members into a stock, for-profit holding company with stockholders and a nonstock, for-profit derivatives exchange subsidiary with members. For a more detailed discussion of our restructuring, please see the section entitled “The Restructuring Transactions.”

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We and the selling stockholders are offering to sell shares of Class A common stock and seeking offers to buy shares of Class A common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of the Class A common stock.

REGISTERED TRADEMARKS

CBOT® and our logo are our registered trademarks. e-cbot is our service mark. LIFFE CONNECT® is a registered trademark of AtosEuronext Market Solutions. Certain other trademarks used herein are the property of their respective owners.

ii

SUMMARY

In this summary, we highlight selected information described in greater detail elsewhere in this prospectus. This summary is not complete and may not contain all of the information that you should consider before investing in our Class A common stock. Consequently, you should read the entire prospectus very carefully before investing in our Class A common stock. Unless otherwise indicated, all information in this prospectus assumes the underwriters do not exercise their over-allotment option granted by us.

Our Business

We are one of the world’s leading and most liquid derivatives exchanges based on contract volume, with approximately 15% of all global listed futures and options on futures contracts traded on our platforms during 2004. Our flagship U.S. Treasury futures and options products traded approximately 472 million contracts in 2004, evidencing our leadership position in global trading of futures and options on futures on U.S. Treasury securities. Furthermore, in 2004, we traded 85.1 million agricultural futures and options on futures contracts, representing a significant share of the North American market for such products.

We offer trading of our products through both our electronic trading and open-auction platforms. Coupled with our leading technology infrastructure, we believe that this “side-by-side” trading, which effectively creates one marketplace with multiple access points, provides unique trading opportunities by offering deep liquidity coupled with transparency that affords all market participants equal access and the ability to compete openly for outstanding orders. Our market participants include many of the world’s largest banks, investment firms and commodities producers and users. Other market users include financial institutions, such as public and private pension funds, mutual funds, hedge funds and other managed funds, insurance companies, corporations, commercial banks, professional independent traders and retail customers.

Our trading volume during 2004 was 600.0 million contracts, a 32% increase from the 454.6 million contracts we traded in 2003. The increase in trading volume we experienced was double the 16% increase in global volume in 2004. Electronic trading volume increased to 349.6 million contracts in 2004, versus 235.7 million contracts in 2003, and represented 58% of our trading volume compared to 52% in 2003. Open-auction trading volume for 2004 increased 12% to 223.9 million contracts compared to 199.4 million contracts in 2003. We reported net income of approximately $42.0 million in 2004, versus $30.7 million (which includes adjustments for minority interests of $62.9 million) in 2003. Our 2004 revenues were $380.2 million, approximately equivalent to the $381.3 million recorded during 2003.

Our Markets

Based on data from the Futures Industry Association, the total number of futures and options on futures contracts traded worldwide on reporting futures exchanges grew from about 1.5 billion in 1999 to about 4.0 billion in 2004, representing a compound annual growth rate of about 22.5%. In the United States, the total number of futures and options on futures contracts traded on derivatives exchanges increased from about 592.9 million in 1999 to about 1.6 billion in 2004. In Europe, the total number of futures and options on futures contracts traded on derivatives exchanges grew from about 565.2 million in 1999 to about 1.3 billion in 2004, and in Asia this number grew from 206.5 million in 1999 to about 607 million in 2004.

We believe that the substantial recent growth in global futures and options on futures trading volume is attributable to a number of factors:

•	increasing awareness of the importance of risk management;

•	greater price volatility in key market sectors, such as in the fixed-income sector;

•	greater access to futures and options on futures markets through technological innovation and the relaxation of regulatory barriers; and

•	growing awareness of the opportunities to obtain or hedge market exposure through the use of futures and options on futures contracts at a lower cost than the cost of obtaining or hedging comparable market exposure by purchasing or selling the underlying financial instrument or commodity.

In addition, we also believe that globalization, increasingly sophisticated market participants, deregulation, recent advances in technology and consolidation among market participants are changing the way both the futures and broader commodities and derivatives exchange markets operate and present significant opportunities for us.

Competitive Strengths

We believe that we are a global leader in the derivatives trading industry and continue to successfully compete in order to increase our leading market position. We believe that we are well positioned to maintain and expand our status through our principal competitive strengths.

Leading Market Position and Liquidity in Key Global Products. We are one of the world’s leading and most liquid derivatives exchanges based on contract volume. In an increasingly competitive derivatives trading industry, we have retained the leading position in our flagship U.S. Treasury and agricultural products by offering global market participants industry-leading electronic trading and open-auction platforms. We believe that our platforms enable market participants to leverage a centralized pool of liquidity using the platform of their choice.

Hybrid Market Structure with Market Leading Technology. We believe that side-by-side trading of our products across both electronic trading and open-auction platforms coupled with our leading technology infrastructure has enabled and improved liquidity and transparency in the markets we provide. In 2004, our benchmark Treasury futures and options on futures products traded 88% of their volume on our electronic trading platform while our agricultural futures and options on futures products traded 98% of their volume on our open-auction platform, demonstrating that global market participants prefer different trading platforms for different products. We believe that our electronic trading platform, e-cbot powered by LIFFE CONNECT®, offers industry-leading speed, flexibility, functionality, performance and redundancy. In addition to e-cbot, we have developed and implemented industry-leading technology to automate many aspects of our open-auction platform in order to increase operational efficiencies, improve risk management, introduce near-real-time order matching and, most significantly, better position us for growth as market participants seek more sophisticated means to manage risk.

Global Reach. Our pursuit of 24/7 liquidity for our core products, together with more inclusive access policies, has attracted a larger and more diverse group of market participants to trade in our products that are recognized as global benchmarks. We utilize both electronic access points and licensing agreements to offer trading in our products and to serve risk management needs across multiple time zones around the globe.

Innovation and New Product Development. Since our founding in 1848 as the first organized futures exchange in North America, we have demonstrated our ability to create benefits for global market participants through innovative products and enhanced market structures. Our exchange has developed and introduced many of the features that have become widely accepted in the derivatives trading industry today, such as standardized contract terms, standardized terms of margin and delivery and a clearing function. Additionally, we continually modify and update our products, adapting them to meet the needs of our participants as industry trends and requirements have shifted over time.

Efficient and Scalable Operating Platform. We believe that we have an operating platform that is among the most efficient and scalable in our industry. We have established key relationships that provide us with the ability to respond quickly to meet the needs of our market participants without requiring significant incremental investment.

Strong Brand Recognition and Reputation. Our “Chicago Board of Trade” brand name enjoys an outstanding reputation among market participants as a leading derivatives exchange. We intend to capitalize on our strong brand recognition as we expand both domestically and internationally.

Growth Strategies

Globalization, increasingly sophisticated market participants, deregulation, advances in technology and market consolidation among market participants offer significant opportunities for expanding derivative markets and derivatives exchanges generally. We believe that we are uniquely positioned to capitalize upon each of these trends and to leverage our competitive strengths in order to execute our growth strategies.

Expand Customer Access and Product Distribution. We intend to continue to expand our access policies and increase our product distribution in markets we deem strategically important. We expect to achieve this by continuing to establish high-speed electronic access points to our exchange and seeking registrations to offer direct connections to market participants in Asia and Europe, which we believe represent meaningful opportunities to expand our customer base. We also intend to increase our product distribution in markets that we believe have demonstrated a demand for sophisticated risk management techniques.

Develop New Products. We intend to continue to develop new products and modify existing products to address the changing needs of our marketplace, to meet the demand for increasingly sophisticated risk management techniques and to leverage existing volume and liquidity in our traded futures and options on futures contracts. Additionally, we intend to develop new products with deliverables related to, or derived from, commodities underlying currently traded futures and options on futures contracts. In an effort to leverage our brand and technology platform, we also intend to continue to look for opportunities globally to provide markets for futures and options on futures contracts on commodities that do not have North American counterparts, but are important to other international regions.

Provide New Service Offerings. We believe that there are significant opportunities to broaden our service offerings to develop new revenue sources. For example, we intend to collaboratively offer for trading on e-cbot certain products currently traded at other exchanges. Additionally, we plan to expand our existing market data offerings to meet the particular information needs of global market participants as well as develop value-added services to complement these offerings.

Pursue Selective Acquisitions and Partnerships. We plan to pursue acquisitions and/or enter into strategic partnerships both domestically and internationally that will allow us to expand our current business by providing new product offerings, entering new markets and enhancing our technology.

Capitalize on Asset Class Convergence. We intend to provide derivatives market participants with greater access to the cash and over-the-counter markets related to our core products. This will allow market participants to access multiple liquidity pools while providing the benefits of credit intermediation.

Recent Completion of Our Restructuring Transactions

On April 22, 2005, we completed a series of restructuring transactions that converted our organization from a nonstock, not-for-profit company with members into a stock, for-profit holding company with stockholders and a nonstock, for-profit derivatives exchange subsidiary with members. This type of transaction is sometimes called a demutualization. As a result of the restructuring transactions, CBOT members became stockholders of CBOT Holdings and members of the CBOT subsidiary. For more information on the restructuring transactions, please see the section entitled “The Restructuring Transactions.”

Risk Factors

We face risks in operating our business, including risks that may prevent us from achieving the objectives of our growth strategies. You should carefully consider these risks before investing in our Class A common stock. For a description of the risks affecting our business or an investment in our Class A common stock, please see the section entitled “Risk Factors.”

Corporate Information

We are incorporated in the State of Delaware. Our principal executive offices are located at 141 West Jackson Boulevard, Chicago, Illinois 60604 and our telephone number is (312) 435-3500. Our web site is www.cbot.com. Information contained on our web site is not incorporated by reference into this prospectus. You should not consider information contained on our web site as part of this prospectus.

THE OFFERING

Common stock offered:
Class A common stock offered by us	2,940,486 shares
Class A common stock offered by the selling stockholders	251,003 shares
Total	3,191,489 shares

Common stock to be outstanding immediately after the offering:
Class A common stock	52,329,376 shares
Class B common stock	1 share

Use of proceeds	We intend to use the net proceeds from this offering for general corporate purposes, including for development of our technology infrastructure and financing possible acquisitions and investments. We will not receive any proceeds from the sale of shares of Class A common stock by the selling stockholders in this offering. Please see the section entitled “Use of Proceeds.”

New York Stock Exchange symbol	BOT

The number of shares of Class A common stock to be outstanding immediately after this offering is based on the number of shares outstanding at October 14, 2005 and includes a total of 29,054 shares of Class A common stock that we expect to grant to our President and Chief Executive Officer, our directors and a special advisor to our board of directors upon completion of this offering, assuming this offering is completed in October 2005 at an initial public offering price of $47.00 per share, the mid-point of the range shown on the cover of this prospectus. If the underwriters exercise their over-allotment option in full, we will issue and sell an additional 478,723 shares and the number of shares of Class A common stock to be outstanding immediately after this offering will be 52,808,099.

The Class A common stock represents an equity ownership interest in CBOT Holdings and has traditional features of common stock, including dividend, voting and liquidation rights. In addition, the holders of Class A common stock have certain additional voting rights. In particular, the holders of Class A common stock have the right to vote on any proposal for any transaction either involving the sale of a significant amount of CBOT Holdings’ assets to a third party or in which CBOT Holdings proposes to acquire, invest in or enter into a business in competition with the then existing business of the CBOT (which also includes any business proposed as of such time). Further, the affirmative vote of a majority of the votes cast by the holders of Class A common stock of CBOT Holdings at any annual or special meeting of the stockholders of CBOT Holdings is required for CBOT Holdings, as the holder of the sole Class A membership in the CBOT, to vote in favor of certain specified proposals that materially affect the operations of the CBOT, including any merger of the CBOT with a third party and any transaction involving the sale of a significant amount of the CBOT’s assets to a third party.

Our certificate of incorporation provides that, following this offering, the number of directors constituting our board of directors shall be 17 and the directors shall be divided into two classes, composed of nine and eight directors, respectively, each elected to two-year terms. We intend to implement this provision and classify our board of directors immediately upon the consummation of this offering, with the terms of the eight directors in class 1 initially expiring at the 2006 annual meeting (and then, based on the two-year terms, at the 2008 annual meeting and each second annual meeting thereafter) and the terms of the nine directors in class 2 initially expiring at the 2007 annual meeting (and then, based on the two-year terms, at the 2009 annual meeting and each second annual meeting thereafter). Subsequent to the initial classification, our board of directors will be elected pursuant to two procedures. Eleven of the directors will be elected exclusively by the holders of Class A common stock. The remaining six directors will be elected exclusively by a voting trust which will hold the sole share of our Class B common stock. This voting trust will be required to elect as directors of CBOT Holdings those persons elected to the board of directors of the CBOT by the Series B-1 (Full) and B-2 (Associate) members of the CBOT. The boards of directors of CBOT Holdings and the CBOT will be identical.

The Series B-1 (Full) and B-2 (Associate) members of the CBOT will retain the right to vote on proposals by the board of directors of the CBOT to amend the bylaws of the CBOT, which include the rules and regulations of the CBOT, in a manner that could adversely affect certain “core rights” of the members of the CBOT, including the right to trade certain products, the right to maintain open-auction markets and the right to vote on any proposal to trade agricultural products side-by-side on our electronic and open-auction trading platforms between 6:00 a.m., Central Time, and 6:00 p.m., Central Time.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following table sets forth a summary of consolidated financial and other data for the CBOT. The annual historical data relates to the CBOT rather than CBOT Holdings because we did not complete our restructuring transactions, which created our holding company structure, until April 22, 2005. The balance sheet data as of December 31, 2003 and 2004 and operating data for the years ended December 31, 2002, 2003 and 2004 have been derived from our audited consolidated financial statements and related notes included elsewhere in this prospectus. The balance sheet data as of June 30, 2005 and operating data for the six months ended June 30, 2004 and 2005 have been derived from the unaudited consolidated financial statements and related notes included elsewhere in this prospectus. The balance sheet data as of December 31, 2002 have been derived from audited consolidated financial statements and related notes and the balance sheet data as of June 30, 2004 have been derived from unaudited consolidated financial statements and related data not included in this prospectus. The balance sheet and operating data as of and for the six months ended June 30, 2004 and 2005 include, in the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of such data. The results of operations for the six months ended June 30, 2005 are not necessarily indicative of the results that may be expected for the entire year. The information set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the consolidated financial statements and the related notes, and other financial information included elsewhere in this document.

	Year Ended December 31,			Six Months Ended June 30,
	2002	2003	2004	2004	2005
	(in thousands, except per share data)
Operating Data
Revenues:
Exchange fees	$204,963	$285,815	$204,004	$106,880	$136,175
Clearing fees	—	1,158	73,556	36,223	43,836
Market data	58,258	55,850	64,234	31,999	36,828
Building	25,239	20,061	22,428	10,761	11,087
Services	16,554	16,059	12,828	6,332	7,214
Other	3,259	2,359	3,143	10,786	1,904

Total revenues	308,273	381,302	380,193	202,981	237,044
Operating expenses	249,240	264,488	305,970	147,589	167,326

Income from operations	59,033	116,814	74,223	55,392	69,718
Income taxes	24,295	22,511	32,809	23,377	30,329

Income before equity in unconsolidated subsidiary and minority interest	34,738	94,303	41,414	32,015	39,389
Equity in loss of unconsolidated subsidiary—net of tax of $285, $437, $320, $168 and $245, respectively	(427)	(656)	(479)	(252)	(367)
Minority interest in (income) loss of subsidiary	—	(62,940)	1,050	777	—

Net income	$34,311	$30,707	$41,985	$32,540	$39,022

Earnings per share(1)	$—	$—	$—	$—	$0.35
Balance Sheet Data
Total assets	$354,197	$483,981	$460,416	$447,273	$495,486
Total cash and cash equivalents	85,790	142,666	105,427	116,597	103,918
Short-term borrowings	10,714	19,665	20,359	19,864	19,726
Long-term borrowings	42,857	50,045	31,074	39,730	19,728
Minority interest	—	62,940	—	1,863	—
Total equity	219,036	251,283	293,591	283,966	332,747

Other Data
Total contract volume	343,883	454,591	599,994	295,082	358,001
Contract volume by product:
Interest rate products	268,021	365,839	490,039	235,339	295,264
Agricultural products	66,669	72,983	85,149	47,883	48,610
Equity index products	9,160	15,546	24,038	11,552	13,720
Metals, Energy and other products	33	223	768	308	407
Contract volume by platform:
Electronic	129,326	235,718	349,608	161,867	226,057
Open-auction	200,846	199,384	223,929	120,037	117,523
Off-exchange	13,711	19,489	26,457	13,178	14,421
Open interest at period-end (contracts)	5,705	7,265	9,920	10,447	12,249

(1)	Earnings per share is computed by dividing net income by the weighted average number of shares of all Class A common stock outstanding for each reporting period. Income used in the calculation of earnings per share for the six months ended June 30, 2005 only includes earnings allocated to the period after April 22, 2005, the date we completed our restructuring transactions. Weighted average number of shares used in the calculation is based on the average number of shares outstanding after April 22, 2005.

RISK FACTORS

You should consider the risks below very carefully before making an investment decision. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently deem immaterial may also impair our operations.

Our business, financial condition or results of operation could be materially adversely affected by any of these risks. The trading price of Class A common stock could decline due to any of these risks, and you may lose all or part of your investment.

Risks Relating to Our Capital Structure

Holders of Class A Common Stock Who Also Own Memberships in the CBOT May Have Interests That Differ From or Conflict With Those of Holders of Class A Common Stock Who Are Not Also Owners of Memberships in the CBOT

Immediately following this offering, we estimate that holders of Class A common stock who also own memberships in the CBOT will together own, of record, shares representing in excess of 93% of our outstanding Class A common stock. As a result, such shareholders will, if voting in the same manner on any matters, control the outcome of a vote on all such matters submitted to our stockholders for approval, including electing directors and approving changes of control. In addition, immediately following this offering, 13 of the 17 members of our board of directors will be members of the CBOT. We are dependent upon the revenues from the trading and clearing activities of the members of the CBOT. This dependence also gives the CBOT members substantial influence over how we operate our business.

Many of the CBOT’s members derive a substantial portion of their income from their trading or clearing activities on or through the CBOT. In addition, trading privileges on the CBOT have substantial independent value. Series B-1 (Full) members also have the CBOE exercise right described below. Holders of Class A common stock who are not members will not have trading privileges or the CBOE exercise right. The amount of income that members of the CBOT derive from their trading or clearing activities and the value of their memberships in the CBOT are in part dependent on the fees they are charged to trade, clear and access our markets and the rules and structure of our markets. CBOT members, many of whom act as floor brokers and floor traders, benefit from trading rules, membership privileges and fee discounts that enhance their trading opportunities and profits.

In view of the foregoing, holders of Class A common stock who do not also own a membership in the CBOT may not have the same economic interests as holders of Class A common stock who also own a membership in the CBOT. In addition, CBOT members may have differing interests among themselves depending on a variety of factors, including the class of membership they own, whether they possess certain special rights to exercise and become a member of the Chicago Board Options Exchange, or “CBOE,” without having to purchase a membership on such exchange (which we refer to as the CBOE exercise right), the role they serve in our markets, their method of trading and the products they trade. Consequently, CBOT members may advocate that we enhance and protect their clearing and trading opportunities and the value of their trading privileges over their economic interest in us represented by the Class A common stock they own.

For example, the CBOE has announced its own plans to demutualize. In connection therewith, we currently expect that, if necessary, we would vigorously defend the rights of CBOT members who are eligible to utilize the CBOE exercise right. Although we believe that defending the CBOE exercise right would be in the best interests of the holders of Class A common stock and CBOT members over the long-term, holders of Class A common stock and the various classes of CBOT members would likely not experience the same benefits during the short-term as a result of our taking such actions.

The Certificate of Incorporation of the CBOT Grants Special Rights to Series B-1 (Full) and Series B-2 (Associate) Members of the CBOT, Which Protect Their Trading Rights and Give Them Special Board Representation

Under the terms of the CBOT’s certificate of incorporation, the holders of Series B-1 (Full) and B-2 (Associate) memberships in the CBOT have the exclusive right among members to vote on proposals by the board of directors of the CBOT to amend the bylaws of the CBOT in a manner that would adversely affect the following “core rights”:

•	the allocation of products that holders of any series of Class B membership may trade on the CBOT (that is, the elimination of any product from a holder’s trading rights and privileges);

•	the requirement that, subject to certain limited exceptions, holders of Class B memberships are charged transaction fees for trades of the CBOT’s products that are lower than the transaction fees charged to someone who is not a holder of a Class B membership for the same products;

•	the membership and eligibility requirements to become a holder of a Class B membership or to exercise the associated trading rights or privileges;

•	the commitment to maintain current open-auction markets so long as each such market is deemed liquid; and

•	the requirement that any proposal to offer electronic trading between 6:00 a.m., Central Time, and 6:00 p.m., Central Time, of agricultural products currently traded on our open-auction markets be approved by the holders of Series B-1 (Full) and B-2 (Associate) memberships in the CBOT.

Amendments to the CBOT’s certificate of incorporation require the approval of a majority of the holders of Series B-1 (Full) and B-2 (Associate) memberships, voting together as a single class based on their respective voting rights. Consequently, CBOT members have certain special rights, which are designed to protect their clearing and trading opportunities and the value of their trading privileges over the economic interest in us represented by Class A common stock.

Risks Relating to Our Business

Intense Competition Could Materially Adversely Affect Our Market Share and Financial Performance

The derivatives trading industry is highly competitive. Many of our competitors and potential competitors are more established or have greater financial resources than we do. Many of our competitors also have greater access to capital markets as well as more substantial marketing capabilities and technological and personnel resources. We expect that competition will intensify in the future. Such competition is likely to include price competition. In February 2004, in response to market conditions, we decreased exchange fees on selected contracts traded on our electronic trading platform, which resulted in a 57% reduction of electronic trading fees for the year ended December 31, 2004 compared to the prior year period. While we have recently announced increases in exchange fees for certain customers trading some contracts on our electronic trading platform, price competition in the future could have a material adverse effect on our business.

Competitive pressures may cause us to re-evaluate our current business model and strategies. For example, in an industry where a substantial portion of derivatives are traded electronically, the concept of an open-auction platform may change swiftly and substantially. Increased development of the electronic trading could substantially increase competition for some or all of the products and services we currently provide. In addition, our competitors may:

•	respond more quickly to competitive pressures;

•	develop products similar to the products we offer that are preferred by our customers;

•	develop non-traditional alternative risk transfer products that compete with our products;

•	price their products and services more competitively;

•	develop and expand their network infrastructures and service offerings more efficiently;

•	adapt more swiftly to new or emerging technologies and changes in client requirements;

•	utilize better, more user-friendly and more reliable technology;

•	take greater advantage of acquisitions, alliances and other opportunities;

•	more effectively market, promote and sell their products and services;

•	better leverage existing relationships with clients and strategic partners or exploit better recognized brand names to market, distribute and sell their services; and

•	exploit regulatory disparities between traditional, regulated exchanges and alternative markets that benefit from a reduced regulatory burden and a lower-cost business model.

Our current and prospective competitors are numerous and include securities exchanges, options and other derivatives exchanges, market data and information vendors, electronic communications networks, crossing systems and similar entities, consortia of large customers and some of our clearing member firms and interdealer brokerage firms. We may also face competition from computer software companies and media and technology companies. The number of businesses providing internet-related financial services, or “e-commerce” businesses, has grown rapidly, and other companies have entered into, or are forming, joint ventures or consortia to provide services similar to those provided by us. For more information concerning the competitive nature of our industry and the challenges we face, please see the section entitled “Our Business—Competition.”

As a result of this intense competition, we cannot assure you that we will be able to retain our current customers or attract new customers to our markets, products and services. In addition, we cannot assure you that we will not lose customers because of more economical alternatives offered from competitors with comparable or possibly superior products, services or trade execution services. Our business could be materially adversely affected if we fail to attract new customers or lose a substantial number of our current customers to competitors.

We May Not Be Successful in Executing Our Electronic Trading Strategy

We have committed substantial resources to develop our electronic trading platform. We began to offer our products electronically over the a/c/e system in August 2000 and, upon the termination of our contractual arrangements relating to that system on December 31, 2003, we transitioned our electronic trading platform to e-cbot powered by LIFFE CONNECT®. In implementing the a/c/e system and in transitioning from the a/c/e system to e-cbot, we have balanced the desire to maximize system functionality against the associated costs, in both capital expenditure and time to market. While we believe these decisions will benefit our electronic trading capabilities, we cannot assure you these initiatives will be successful. Our failure to successfully execute our electronic trading strategy could have a material adverse impact on our operations.

We Are Subject to Certain Risks Associated with the Globalization of Our Business

We expect that the expansion of our electronic markets will continue to increase the portion of our business that is generated from outside the United States. The globalization of our business presents a number of inherent risks, including the following:

•	potential difficulty of enforcing agreements and collecting receivables through certain foreign legal systems;

•	the evolving global tax treatment of electronic commerce, and the possibility that foreign governments could adopt onerous or inconsistent tax policies with respect to taxation of products traded on our markets or of the services that we provide;

•	tax rates in certain foreign countries may exceed those of the United States and foreign earnings may be subject to withholding requirements or the imposition of tariffs, exchange controls or other restrictions;

•	listed derivatives markets are regulated in most developed nations, and it may be impractical for us to secure or maintain the regulatory approvals necessary for our markets to be accessible from one or more nations;

•	certain of our expenses are denominated in foreign currencies, which exposes us to the risk of fluctuating exchange rates and we may not fully eliminate this risk through our hedging activity;

•	general economic and political conditions in the countries from which our markets are accessed may have an adverse effect on our trading from those countries; and

•	it may be difficult or impossible to enforce our intellectual property rights in certain foreign countries.

As we expand our business globally, our success will be dependent, in part, upon our ability to anticipate and manage these and other risks effectively. We cannot assure you that these and other factors will not have a material adverse effect on our business as a whole.

Our Recent Change to a For-Profit Company May Cause Members to Seek Alternative Trading Venues and Products, Which Could Negatively Impact the Liquidity of Our Markets and Our Trading Volume

When we became a for-profit company, we changed the role of our members in the operation of our business. We gave our professional staff greater decision-making responsibilities. Subject to the oversight of our board of directors, our management is charged with making decisions that are designed to enhance stockholder value, which may lead to decisions or outcomes with which our members disagree. These changes may make us less attractive to our members and encourage them to conduct their business at, or seek membership in, another exchange or to trade in equivalent products among themselves on a private, bilateral basis. A material decrease in member trading activity would negatively impact liquidity and trading volume in our products and reduce our revenues. A material reduction in the number of our clearing firms and the capital they provide to guarantee their trades and the trades of their customers would also diminish the strength and attractiveness of our markets.

Our Trading Volume, and Consequently Our Revenues and Profits, Could Be Materially Adversely Affected If We Are Unable to Retain Our Current Customers or Attract New Customers to Our Exchange or If Derivative Trading Volume in General Decreases

The success of our business depends, in part, on our ability to maintain and increase our trading volume and the resulting exchange fees. To do so, we must maintain and expand our product offerings, our customer base and our trade execution alternatives. Our success also depends on our ability to offer competitive prices and services in an increasingly price-sensitive business. In addition, our success depends on our ability to increase the base of individual customers who trade our products. We cannot assure you that we will be able to continue to expand our product lines, or that we will be able to retain our current customers or attract new customers. We also cannot assure you that we will not lose customers to low-cost competitors with comparable or superior products, services or trade execution facilities. If we fail to expand our product offerings or execution facilities, or lose a substantial number of our current customers, or are unable to attract new customers, our business will be adversely affected. Furthermore, declines in the overall volume of trading derivatives may negatively impact market liquidity on our exchange, which would result in lower exchange fee revenues and could materially adversely affect our ability to retain our current customers or attract new customers.

We Have Little Internal Experience in Operating a For-Profit Derivatives Exchange

From our formation over 150 years ago until our demutualization on April 22, 2005, we operated as a mutual, or member-owned, organization for the benefit of our members, focused on delivering member benefits and enhancing member opportunity at reasonable cost. Since then, we have begun to operate our business for the long-term benefit of our stockholders rather than solely for the purpose of delivering member benefits and enhancing member opportunity. As a result, our historical financial and business results may not be representative of what they may be in the future. Further, our management has limited experience operating a for-profit business. Consequently, our continued transition to for-profit operations will be subject to risks, expenses and difficulties that we cannot predict and may not be capable of handling in an efficient manner.

We Depend on Our Executive Officers and Other Key Personnel

Our future success depends in large part upon the continued service of our executive officers, as well as various key management, technical and trading operations personnel. We believe that it is difficult to hire and retain executive management with the skills and abilities desirable for managing and operating a derivatives exchange. The loss of key management such as our President and Chief Executive Officer, Bernard W. Dan, our Executive Vice President and General Counsel, Carol A. Burke, our Executive Vice President and Chief Information Officer, William M. Farrow III, our Executive Vice President and Chief Operating Officer, Bryan T. Durkin, our Executive Vice President of Marketing and Business Development, Christopher Malo, or our Senior Vice President and Chief Financial Officer, Glen M. Johnson, could have a material adverse effect on our business, financial condition and operating results. We cannot assure you that any of our key personnel will not voluntarily terminate his or her employment with us. However, we have entered into employment agreements containing certain non-compete provisions with each of Mr. Dan and Ms. Burke in an attempt to increase the likelihood that they will continue their employment with us.

Our future success also depends, in significant part, upon our ability to recruit and retain highly skilled and often specialized individuals as employees, particularly in light of the rapid pace of technological advances. The level of competition in our industry for people with these skills is intense, and from time to time we have experienced losses of key employees. Significant losses of key personnel, particularly to other employers with which we compete, could have a material adverse effect on our business, financial condition and operating results.

We May Not Effectively Manage Our Growth

We intend to develop and expand our business, including both our electronic trading and open-auction platforms. This growth may place a significant strain on our management, personnel, systems and other resources. We must continue to improve our operational and financial systems and managerial controls and procedures, and we will need to continue to expand, train and manage our technology workforce. We must also maintain close coordination among our technology, compliance, accounting, finance, marketing and sales organizations. We cannot assure you that we will manage our growth effectively, and our failure to do so could have a material adverse effect on our business, financial condition and operating results.

We Are Subject to Certain Risks Relating to the Operation of an Electronic Trading Platform

We are subject to risks relating generally to our electronic trading platform, e-cbot, which include our failure or inability to:

•	acquire, develop or implement new, enhanced or updated versions of electronic trading software;

•	attract independent software vendors to write front-end software that effectively accesses our electronic trading platform;

•	increase the number of devices, such as trading and order routing terminals, capable of sending orders to our floor and to our electronic trading platform; and

•	respond effectively to technological developments or service offerings by competitors.

If our electronic trading platform is not successful, our business or future financial condition or operating results could be materially adversely affected.

We Depend on Third Party Suppliers for Services That Are Important to Our Business

We depend on a number of suppliers, such as banking, clearing and settlement organizations, telephone companies, online service providers, data processors and software and hardware vendors for elements of our trading, clearing and other systems, as well as communications and networking equipment, computer hardware and software and related support and maintenance. In particular, we rely upon the Chicago Mercantile Exchange, or “CME,” to provide certain clearing services as part of the CME/CBOT Common Clearing Link and AtosEuronext Market Solutions, or “AtosEuronext,” to support our electronic trading platform, e-cbot. Thus, in addition to being competitors (or affiliated with competitors), CME and AtosEuronext are two of our critical third party suppliers. We cannot assure you that any of these providers will be able to continue to provide these services in an efficient, cost-effective manner or that they will be able to adequately expand their services to meet our needs. An interruption in or the cessation of service by any service provider and our inability to make alternative arrangements in a timely manner, or at all, could have a material adverse effect on our business, financial condition and operating results.

We May Be Unable to Keep Up With Rapid Technological Changes

To remain competitive, we must continue to enhance and improve the responsiveness, functionality, accessibility and features of our proprietary software, network distribution systems and other technologies. The financial services and e-commerce industries are characterized by rapid technological change, changes in use and customer requirements and preferences, frequent product and service introductions embodying new technologies and the emergence of new industry standards and practices that could render obsolete our existing proprietary technology and systems. Our success will depend, in part, on our ability to:

•	develop or license leading technologies useful in our business;

•	enhance our existing services;

•	develop new services and technology that address the increasingly sophisticated and varied needs of our existing and prospective clients; and

•	respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis.

We cannot assure you that we will be able to successfully implement new technologies or adapt our proprietary technology and transaction-processing systems to customer requirements or emerging industry standards. We cannot assure you that we will be able to respond in a timely manner to changing market conditions or customer requirements, and a failure to so respond could have a material adverse effect on our business, financial condition and operating results.

Computer and Communications Systems Failures and Capacity Constraints Could Harm Our Reputation and Our Business

Our failure to operate, monitor or maintain our computer systems and network services, including those systems and services related to our electronic trading platform, or, if necessary, to find replacements for our technology in a timely and cost-effective manner, could have a material adverse effect on our reputation, business, financial condition and operating results. We rely and expect to continue to rely on third parties for various computer and communications systems, such as telephone companies, on-line service providers, data processors, clearance organizations and software and hardware vendors. Our systems or those of our third party providers have in the past failed and may in the future fail, causing one or more of the following effects:

•	suspension of trading;

•	unanticipated disruptions in service to customers;

•	slower response times;

•	delays in trade execution;

•	decreased customer satisfaction;

•	incomplete or inaccurate accounting, recording or processing of trades;

•	financial losses;

•	security breaches;

•	litigation or other customer claims; and

•	regulatory sanctions.

Our status as a CFTC registrant requires that our trade execution and communications systems be able to handle anticipated present and future peak trading volume. Heavy use of our computer systems during peak trading times or at times of unusual market volatility could cause our systems to operate slowly or even to fail for periods of time. We monitor system loads and performance and regularly implement system upgrades to handle estimated increases in trading volume. However, we cannot assure you that our estimates of future trading volume will be accurate or that our systems will always be able to accommodate actual trading volume without failure or degradation of performance. System failure or degradation could lead our customers to file formal complaints with industry regulatory organizations, file lawsuits against us or cease doing business with us or could lead the CFTC or other regulators to initiate inquiries or proceedings for failure to comply with applicable laws and regulations.

We cannot assure you that we will not experience system failures, outages or interruptions on either our electronic trading platform or open-auction platform that will materially adversely affect our business. Any such system failures, outages or interruptions could result from a number of factors, including power or telecommunications failure, acts of God, war or terrorism, human error, natural disasters, fire, sabotage, hardware or software malfunctions or defects, computer viruses, acts of vandalism or similar events. Any failures that cause an interruption in service or decrease our responsiveness, including failures caused by customer error or misuse of our systems, could impair our reputation, damage our brand name and have a material adverse effect on our business, financial condition and operating results.

Our Networks and Those of Our Third Party Service Providers May be Vulnerable to Security Risks

We expect the secure transmission of confidential information over public networks to continue to be a critical element of our operations. Our networks and those of our third party service providers, our member firms and our customers may be vulnerable to unauthorized access, computer viruses and other security problems. Persons who circumvent security measures could wrongfully use our information or cause interruptions or malfunctions in our operations, any of which could have a material adverse effect on our business, financial condition and operating results. We may be required to expend significant resources to protect against the threat of security breaches or to alleviate problems, including reputational harm and litigation, caused by any breaches. Although we intend to continue to implement industry-standard security measures, these measures may prove to be inadequate and result in system failures and delays that could lower trading volume and have a material adverse effect on our business, financial condition and operating results.

Declines in the Global Financial Markets May Materially Adversely Affect Our Business

Adverse economic and political conditions may cause declines in global financial markets and may affect our operating results. The global financial services business is, by its nature, risky and volatile and is directly affected by many national and international factors that are beyond our control. Any one of these factors may cause a substantial decline in the global financial services markets, which could potentially result in reduced trading volume. These events could materially adversely affect our business. These factors include:

•	economic and political conditions in the United States and elsewhere in the world;

•	wavering institutional/consumer confidence levels;

•	the availability of cash for investment by mutual funds and other wholesale and retail investors; and

•	legislative and regulatory changes.

Our Decision to Operate Both Electronic and Open-Auction Trading Platforms May Materially Adversely Affect Our Operating Costs, Markets and Profitability

It is expensive in terms of costs and management and other resources to continue operating two trading platforms for the same products. We may not have sufficient resources to adequately fund or manage both trading platforms. This may result in resource allocation decisions that materially adversely impact one or both platforms. Also, if we continue to operate both trading platforms, liquidity on each may be less than the liquidity on a competitive unified trading platform, making our trading platforms less attractive and less competitive. As a result, our total revenues may be lower than if we operated only electronic trading or only open-auction trading platforms. Moreover, to the extent that we continue to operate two trading platforms, our boards and management may make decisions which are designed to enhance the continued viability of two separate trading platforms. These decisions may have a negative impact on the overall competitiveness of each trading platform.

Acquisitions and Strategic Partnerships May Not Produce the Results We Expect

We currently believe that acquisitions and strategic partnerships are an important component of our growth strategies and could play an important role in our long-term success. In this regard, we may seek to enter into alliances or other arrangements with other parties. However, we cannot assure you that we will be successful in either developing, or fulfilling the objectives of, any such alliance. Further, our participation in these alliances may strain our resources and may limit our ability to pursue other strategic and business initiatives, which could have a material adverse effect on our business, financial condition and operating results.

Our Market Data Fee Revenue May Decline Due to Industry Consolidation Among Market Data Vendors

We license our market data to vendors who distribute such data to persons or entities that use or monitor our markets. For the six months ended June 30, 2005, our revenue from the sale of market data represented about 16% of our total revenue. Due to industry consolidation among our market data vendors, our year-end subscription levels decreased 8% during 2003 and remained relatively flat in 2004 versus 2003. If we continue to experience an overall trend of declining subscription levels, we may lose market data fee revenue if we are unable to continue to recover that lost revenue through terminal usage fees, increased transaction fees or the development of alternative market data products.

Our Cost Structure is Largely Fixed

Our cost structure, with the exception of any stock-based compensation, is largely fixed. We base our overall cost structure on historical and expected levels of demand for our products and services. If demand for our products and services and our resulting revenues decline, we may not be able to adjust our cost structure on a timely basis. If we are unable to reduce our costs in the amount that our revenues decline, our profitability could be materially adversely affected.

Our Business is Subject to Risks Related to Our Real Estate Holdings

Revenue from our real estate operations represented about 5% of our operating revenue for the six months ended June 30, 2005. Lower occupancy rates, market rental rates and non-renewal of leases by tenants could have a material adverse effect on revenue from building operations. Any decrease in leased space could also affect future building service revenue if there is no corresponding demand for the vacated office space. Furthermore, most of our tenants are engaged in businesses that are directly or indirectly related to the brokerage/trading industry or related areas of financial services and adverse business conditions affecting those businesses could have a material adverse effect on our occupancy rates and building services revenues.

We Are Dependent Upon Distributions and Dividends From Our Operating Subsidiaries to Meet Our Obligations

CBOT Holdings has no business operations of its own. CBOT Holdings is a holding company and its only significant asset consists of a special membership in the CBOT. This membership entitles CBOT Holdings to all dividends and distributions, including proceeds upon liquidation, from the CBOT. As a result, CBOT Holdings relies exclusively upon distributions from the CBOT in order to meet its obligations. We expect that most of the earnings and cash flow of the CBOT will continue to be retained and used by it in its operations, including for purposes of servicing debt obligations it has now or may incur in the future.

Risks Relating to Regulation and Litigation

The Legal Framework for Our Industry Has Been Modified to Lower Barriers to Entry and Decrease Continuing Regulatory Costs for Competitors

Our industry has been subject to several fundamental regulatory changes, including changes in the statute under which we have operated since 1974. In the past, the Commodity Exchange Act generally required all futures contracts to be executed on an exchange that has been approved by the CFTC. The exchange trading requirement was modified by CFTC regulations to permit privately negotiated swap contracts to be transacted in the over-the-counter market. The CFTC exemption under which the over-the-counter derivative market operated precluded the over-the-counter market from avoiding CFTC regulation for exchange-like electronic transaction systems and clearing. These regulatory restrictions on the over-the-counter market were repealed by the Commodity Futures Modernization Act of 2000. It is possible that the chief beneficiaries of the Commodity Futures Modernization Act will be over-the-counter dealers and competitors that operate or intend to open electronic trading facilities or to conduct their futures business directly among themselves on a bilateral basis. The customers who may access such electronic exchanges or engage in such bilateral private transactions are the same customers who conduct the vast majority of their financial business on regulated exchanges. The Commodity Futures Modernization Act also permits banks, broker-dealers and some of their affiliates to engage in foreign exchange futures transactions for or with retail customers without being subjected to regulation under the Commodity Exchange Act.

In the future, our industry may become subject to new regulations or changes in the interpretation or enforcement of existing regulations. We cannot predict the extent to which any future regulatory changes may materially adversely affect our business. For more information about potential changes in our regulatory environment, please see the section entitled “Our Business—Regulation—Changes in Existing Laws and Rules.”

We May Not Be Able to Maintain Our Self-Regulatory Responsibilities

Some financial services regulators have publicly stated their concerns about the ability of a financial exchange, organized as a for-profit corporation, to adequately discharge its self-regulatory responsibilities. Our regulatory programs and capabilities contribute significantly to our brand name and reputation. Although we believe that we will be permitted to maintain these responsibilities, we cannot assure you that we will not be required to modify or restructure our regulatory functions in order to address these or other concerns. Any such modifications or restructuring of our regulatory functions could entail material costs for which we have not currently planned.

We Are Subject to Significant Risks of Litigation

Many aspects of our business involve substantial risks of liability. For example, dissatisfied customers frequently make claims regarding quality of trade execution, improperly settled trades, mismanagement or even fraud against their service providers. We may become subject to these claims as the result of failures or malfunctions of systems and services provided by us. We could incur significant legal expenses defending claims, even those without merit. Although the Commodity Exchange Act and our CFTC-approved disclaimer and limitation of liability rules offer us some protections, an adverse resolution of any lawsuits or claims against us could have a material adverse effect on our reputation, business, financial condition and/or operating results.

We are currently subject to various litigation matters. We cannot assure you that we will be successful in defending any of these matters, and resulting adverse judgments could have a material adverse effect on us. For more information please see the section entitled “Our Business—Legal Proceedings.”

Any Infringement by Us on Patent Rights of Others Could Result in Litigation and Could Materially Adversely Affect Our Operations

Our competitors as well as other companies and individuals may obtain, and may be expected to obtain in the future, patents that concern products or services related to the types of products and services we offer or plan to offer. We cannot assure you that we are or will be aware of all patents containing claims that may pose a risk of infringement by our products, services or technologies. Claims of infringement are not uncommon in our industry. For example, we believe that in recent years Trading Technologies International, Inc. has filed numerous lawsuits against derivatives industry participants, alleging infringement of certain patents relating to Trading Technologies’ trading software. Although we do not believe that Trading Technologies has sued any exchanges, Trading Technologies has indicated that it intends to protect its intellectual property, and we cannot assure you that Trading Technologies will not take such actions in the future.

In general, if one or more of our products, services or technologies were to infringe patents held by others, we may be required to stop developing or marketing the products, services or technologies, to obtain licenses to develop and market the services from the holders of the patents or to redesign the products, services or technologies in such a way as to avoid infringing on the patent claims. If we were unable to obtain these licenses and were required to redesign or stop developing or marketing our products, services or technologies to avoid infringement, we may not be able to redesign, and could be required to stop developing or marketing, our products, services or technologies, which could materially adversely affect our business, financial condition and operating results.

We May Not Be Able to Protect Our Intellectual Property Rights

We rely primarily on trade secret, copyright, service mark, trademark law and contractual protections to protect our proprietary technology and other proprietary rights. Notwithstanding that we take precautions to protect our intellectual property rights, it is possible that third parties may copy or otherwise obtain and use our proprietary technology without authorization or otherwise infringe on our rights. We also seek to protect our software and databases as trade secrets and under copyright law. We have copyright registrations for certain of our software, user manuals and databases. The copyright protection accorded to databases, however, is fairly limited. While the arrangement and selection of data generally are protectable, in many instances the actual data are not, and others may be free to create databases that would perform the same function. In some cases, including a number of our most important products, there may be no effective legal recourse against duplication by competitors. In addition, in the future, we may have to rely on litigation to enforce our intellectual property rights, protect our trade secrets, determine the validity and scope of the proprietary rights of others or defend against claims of infringement or invalidity. Any such litigation, whether successful or unsuccessful, could result in substantial costs to us and diversions of our resources, either of which could materially adversely affect our business.

Member Misconduct Could Harm Us and is Difficult to Detect

Although we perform significant self-regulatory functions, there have been a number of highly publicized cases involving fraud or other misconduct in the futures industry in recent years. We run the risk that the holders of Class B memberships in the CBOT, other persons who use our markets or our employees will engage in fraud or other misconduct, which could result in regulatory sanctions and serious reputational harm. It is not always possible to deter misconduct, and the precautions we take to prevent and detect this activity may not be effective in all cases.

Risks Associated With Purchasing Class A Common Stock in This Offering

There Has Been No Prior Public Market For Our Class A Common Stock, and We Cannot Assure You That An Active Trading Market In Our Stock Will Develop or Be Sustained

Prior to this offering, there has been no public market for our Class A common stock separate and apart from Class B memberships in the CBOT. We cannot assure you that an active trading market in Class A common stock will develop or be sustained after this offering. Although our Class A common stock has been approved for listing on the New York Stock Exchange, we do not know whether third parties will find our Class A common stock to be an attractive investment or whether firms will be interested in making a market for our stock. The initial public offering price of our Class A common stock will be determined through negotiations between us and the representatives of the underwriters and thus may not be indicative of the market price for our Class A common stock after this offering. Consequently, you may not be able to resell your shares above the initial public offering price and may suffer a loss on your investment.

You Will Incur Immediate and Substantial Dilution in the Net Tangible Book Value of the Class A Common Stock You Purchase in This Offering

Purchasers of Class A common stock in this offering will suffer an immediate and substantial dilution in net tangible book value per share. Dilution is the amount by which the offering price paid by the purchasers of Class A common stock will exceed the net tangible book value per share of Class A common stock after the offering. After giving effect to (1) the sale by us of 2,940,486 shares at an assumed initial public offering price of $47.00 per share, the mid-point of the range shown on the cover of this prospectus, (2) our payment of estimated underwriting discounts and commissions and estimated offering expenses, and (3) our expected grant of a total of 29,054 shares of Class A common stock to our President and Chief Executive Officer, our directors and a special advisor to our board of directors upon completion of this offering, assuming this offering is completed in October 2005 at an initial public offering price of $47.00 per share, the mid-point of the range shown on the cover of this prospectus, our net tangible book value as of June 30, 2005 would have been $459.8 million, or $8.79 per share of Class A common stock. This represents an immediate increase in net tangible book value to existing stockholders of $2.05 per share and an immediate dilution to new investors of $38.21 per share. For a more detailed description of these matters, please see the section entitled “Dilution.”

Sales of Class A Common Stock May Have An Adverse Impact On Its Market Price

Sales of a substantial number of shares of Class A common stock in the public market following this offering, or the perception that large sales could occur, could cause the market price of the Class A common stock to decline. Either of these circumstances could also limit our future ability to raise capital through an offering of equity securities. After completion of this offering, there will be 52,329,376 shares of Class A common stock issued and outstanding, or 52,808,099 shares if the underwriters exercise their over-allotment option in full, in each case including a total of 29,054 shares of Class A common stock that we expect to grant to our President and Chief Executive Officer, our directors and a special advisor to our board of directors upon completion of this offering, assuming this offering is completed in October 2005 at an initial public offering price of $47.00 per share, the mid-point of the range shown on the cover of this prospectus. All of the shares of Class A common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act by persons other than our “affiliates” within the meaning of Rule 144 under the Securities Act. For a description of shares eligible for sale in the public market, please see the section entitled “Shares Eligible for Future Sale.”

Our currently issued and outstanding shares of Class A common stock are registered under the Securities Act but are subject to significant transfer restrictions. These transfer restrictions will gradually expire over an 18-month period following this offering. Upon expiration, the Class A common stock held by existing stockholders will be freely transferable unless held by “affiliates” within the meaning of Rule 144 under the Securities Act. If stockholders of CBOT Holdings sell a large number of shares of Class A common stock upon the expiration of some or all of these restrictions, the market price for the Class A common stock could decline significantly. For a more detailed description of the transfer restrictions imposed on the Class A common stock, please see the section entitled “Description of Capital Stock.”

Our Stock Price May Be Volatile

The initial public offering price of Class A common stock will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of the market price of Class A common stock after this offering or the price at which Class A common stock may be sold in the public market after the offering. Factors such as variations in our financial results, announcements by us or others, developments affecting us and general market volatility could cause the market price of Class A common stock to fluctuate significantly.

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

Some of the statements included at “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Our Business” and elsewhere in this prospectus constitute forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These factors include, among other things, those listed at “Risk Factors” and elsewhere in this prospectus.

In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of such terms or other comparable terminology.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus.

USE OF PROCEEDS

Our net proceeds from the sale of Class A common stock in this offering will be about $127.1 million, assuming an initial public offering price of $47.00, the mid-point of the range shown on the cover of this prospectus. If the underwriters fully exercise their over-allotment option, our net proceeds from the offering will be about $148.1 million. Net proceeds are what we expect to receive after paying estimated underwriting discounts and commissions and our estimated offering expenses based on an assumed initial public offering price of $47.00 per share, the mid-point of the range shown on the cover of this prospectus. We will not receive any proceeds from the sale of shares of Class A common stock by the selling stockholders in this offering.

The principal purposes of this offering are to obtain additional capital, create a public market for our Class A common stock, facilitate our future access to public equity markets and provide increased visibility in a marketplace in which a number of our current and potential competitors are or will be publicly held companies. While, at this time, we have no specific allocations for the use of proceeds from this offering, we intend to use the net proceeds primarily for general corporate purposes, including for development of our technology infrastructure, capital expenditures and working capital. We also may use a portion of the proceeds to acquire or invest in businesses, technologies, products or services, although no specific acquisitions are currently planned and no portion of the net proceeds has been allocated for any acquisition. Our management will have broad discretion over how we use the net proceeds from this offering. Pending such uses, we intend to invest the net proceeds from this offering in short-term, interest-bearing investment grade securities.

DIVIDEND POLICY

Subject to the limitations under Delaware corporation law and any preferential dividend rights of outstanding preferred stock, holders of Class A common stock are entitled to receive their pro rata share of such dividends or other distributions as may be declared by our board of directors out of funds legally available therefor.

We currently intend to pay regular quarterly dividends to holders of Class A common stock at some future date. The ultimate decision to pay a dividend, however, remains within the discretion of our board of directors and may be affected by various factors, including our earnings, financial condition, capital requirements, level of indebtedness, contractual limitations and other considerations our board of directors deems relevant.

CAPITALIZATION

The following table sets forth the capitalization of CBOT Holdings as of June 30, 2005, actual and as adjusted to reflect (1) the issuance and sale by us of 2,940,486 shares of Class A common stock in this offering at an assumed initial public offering price of $47.00 per share, the mid-point of the range shown on the cover of this prospectus, (2) our payment of estimated underwriting discounts and commissions and our estimated offering expenses and (3) our expected grant of a total of 29,054 shares of Class A common stock to our President and Chief Executive Officer, our directors and a special advisor to our board of directors upon completion of this offering, assuming this offering is completed in October 2005 at an initial public offering price of $47.00 per share, the mid-point of the range shown on the cover of this prospectus.

The information set forth below should be read in conjunction with the sections entitled “Selected Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and the financial statements and related notes included elsewhere in this prospectus.

	As of June 30, 2005
	Actual	As Adjusted
	(in thousands, except share data)
Long-term debt (including current portion)	$39,454	$39,454
Stockholders’ equity:
Class A common stock, $0.001 par value, 200,000,000 shares authorized, 49,359,836 shares issued and outstanding, actual; 52,329,376 shares issued and outstanding, as adjusted	49	52
Class B common stock, $0.001 par value, 1 share authorized, none issued and outstanding, actual; 1 share issued and outstanding, as adjusted	—	—
Series A junior participating preferred stock, $0.001 par value, 2,000,000 shares authorized, none issued and outstanding, actual and as adjusted	—	—
Preferred stock, $0.001 par value, 18,000,000 shares authorized, none issued and outstanding, actual and as adjusted	—	—
Retained earnings and additional paid-in capital	332,698	459,768

Total stockholders’ equity	332,747	459,820

Total capitalization	$372,201	$499,274

DILUTION

Purchasers of Class A common stock in this offering will suffer immediate and substantial dilution in net tangible book value per share. Dilution is the amount by which the offering price paid by the purchasers of Class A common stock will exceed the net tangible book value per share of Class A common stock after the offering. The net tangible book value per share of Class A common stock is determined by subtracting total liabilities from the total book value of the tangible assets and dividing the difference by the number of shares of Class A common stock deemed to be outstanding on the date the book value is determined. As of June 30, 2005, we had a net tangible book value of $332.7 million, or $6.74 per share of Class A common stock. After giving effect to (1) the sale by us of 2,940,486 shares of Class A common stock at an assumed initial public offering price of $47.00 per share, the mid-point of the range shown on the cover of this prospectus, (2) our payment of estimated underwriting discounts and commissions and our estimated offering expenses, and (3) our expected grant of a total of 29,054 shares of Class A common stock to our President and Chief Executive Officer, our directors and a special advisor to our board of directors upon completion of this offering, assuming this offering is completed in October 2005 at an initial public offering price of $47.00 per share, the mid-point of the range shown on the cover of this prospectus, our net tangible book value as of June 30, 2005, would have been $459.8 million, or $8.79 per share of Class A common stock. This represents an immediate increase in net tangible book value to existing stockholders of $2.05 per share and immediate dilution to new investors of $38.21 per share. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$47.00
Net tangible book value per share before this offering	$6.74
Increase in net tangible book value per share after this offering	2.05

Net tangible book value per share after this offering		8.79

Dilution per share to new investors		$38.21

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following table sets forth selected consolidated financial and other data for the CBOT. The annual historical data relates to the CBOT rather than CBOT Holdings because we did not complete our restructuring transactions, which created our holding company structure, until April 22, 2005. The selected balance sheet data as of December 31, 2003 and 2004 and the selected operating data for each of the years in the three-year period ended December 31, 2004 have been derived from the audited consolidated financial statements and notes included elsewhere in this prospectus. The selected balance sheet data as of June 30, 2005 and selected operating data for the six months ended June 30, 2004 and 2005 have been derived from the unaudited consolidated financial statements and related notes included elsewhere in this prospectus. The selected balance sheet data as of December 31, 2000, 2001 and 2002 and the selected operating data for each of the years in the two-year period ended December 31, 2001 have been derived from audited consolidated financial statements and related notes and the selected balance sheet data as of June 30, 2004 have been derived from the unaudited consolidated financial statements and related notes not included in this prospectus. The selected balance sheet and operating data as of and for the six months ended June 30, 2004 and 2005 include, in the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of such data. The results of operations for the six months ended June 30, 2005 are not necessarily indicative of the results that may be expected for the entire year. The information set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the consolidated financial statements and related notes and other financial information included elsewhere in this document.

	Year Ended December 31,					Six Months Ended June 30,
	2000	2001	2002	2003	2004	2004	2005
	(in thousands, except per share data)

Operating Data
Revenues:
Exchange fees	$102,180	$134,968	$204,963	$285,815	$204,004	$106,880	$136,175
Clearing fees	—	—	—	1,158	73,556	36,223	43,836
Market data	61,060	66,509	58,258	55,850	64,234	31,999	36,828
Building	24,530	24,828	25,239	20,061	22,428	10,761	11,087
Services	18,829	14,262	16,554	16,059	12,828	6,332	7,214
Other(1)	8,154	11,164	3,259	2,359	3,143	10,786	1,904

Total revenues	214,753	251,731	308,273	381,302	380,193	202,981	237,044
Expenses:
Salaries and benefits	56,973	59,141	59,315	64,122	70,046	35,897	36,535
Clearing services	—	—	—	972	54,755	26,082	33,894
Depreciation and amortization	40,704	44,228	37,438	32,869	46,011	22,250	28,045
Professional services	32,459	20,013	30,716	28,155	27,910	12,726	9,150
General and administrative expenses	14,537	12,618	11,171	18,455	20,302	9,127	10,089
Building operating costs	22,584	22,961	24,579	25,042	24,315	11,914	13,152
Information technology services	37,723	42,537	42,807	56,116	36,953	17,473	22,069
Contracted license fees	2,003	2,010	13,999	27,601	6,179	3,011	3,405
Programs	3,539	1,847	3,449	5,891	10,724	6,151	5,105
Loss on impairment of long-lived assets	—	15,210	6,244	—	—	—	—
Interest	6,773	6,734	4,754	3,975	4,703	2,540	1,718
Litigation	—	3,000	10,735	—	3,500	—	4,000
Severance and related costs	8,261	9,875	4,033	1,290	572	418	164

Operating expenses	225,556	240,174	249,240	264,488	305,970	147,589	167,326

Income (loss) from operations	(10,803)	11,557	59,033	116,814	74,223	55,392	69,718
Income taxes	952	5,297	24,295	22,511	32,809	23,377	30,329

Income (loss) before cumulative effect of change in accounting principles, equity in unconsolidated subsidiary and minority interest in consolidated subsidiary	(11,755)	6,260	34,738	94,303	41,414	32,015	39,389

Cumulative effect of change in accounting principles—net of tax of $36(2)	—	(51)	—	—	—	—	—
Equity in loss of unconsolidated subsidiary—net of tax of $285, $437, $320, $168 and $245, respectively	—	—	(427)	(656)	(479)	(252)	(367)
Minority interest in (income) loss of subsidiary	—	—	—	(62,940)	1,050	777	—

Net income (loss)	$(11,755)	$6,209	$34,311	$30,707	$41,985	$32,540	$39,022

Earnings per share(3)	$—	$—	$—	$—	$—	$—	$0.35

	Year Ended December 31,					Six Months Ended June 30,
	2000	2001	2002	2003	2004	2004	2005
	(in thousands)
Balance Sheet Data
Total assets	$359,074	$341,891	$354,197	$483,981	$460,416	$447,273	$495,486
Total cash and cash equivalents	28,205	53,167	85,790	142,666	105,427	116,597	103,918
Total liabilities	180,151	156,419	135,161	169,758	166,825	161,444	162,739
Short-term borrowings	27,083	18,398	10,714	19,665	20,359	19,864	19,726
Long-term borrowings	64,286	58,324	42,857	50,045	31,074	39,730	19,728
Minority interest	—	—	—	62,940	—	1,863	—
Total equity	178,923	185,472	219,036	251,283	293,591	283,966	332,747

Other Data
Total contract volume	233,529	260,333	343,883	454,591	599,994	295,082	358,001
Contract volume by product:
Interest rate products	169,433	194,302	268,021	365,839	490,039	235,339	295,264
Agricultural products	60,303	60,801	66,669	72,983	85,149	47,883	48,610
Equity index products	3,793	5,211	9,160	15,546	24,038	11,552	13,720
Metals, Energy and other products	—	19	33	223	768	308	407
Contract volume by platform:
Electronic	15,523	52,559	129,326	235,718	349,608	161,867	226,057
Open-auction	218,006	207,774	200,846	199,384	223,929	120,037	117,523
Off-exchange	—	—	13,711	19,489	26,457	13,178	14,421
Open interest at period-end (contracts)	4,461	5,252	5,705	7,265	9,920	10,447	12,249

(1)	Other revenues consist of members’ dues, interest income, fines and other miscellaneous items. Dues on CBOT memberships were assessed from June 2000 through December 2001 and again from January 2004 through June 2004. The 2004 dues were rescinded in October 2004.

(2)	In 2001, the CBOT adopted Statement of Financial Accounting Standards (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended and interpreted, requiring recognition of all derivative instruments in the Consolidated Statements of Financial Condition as either assets or liabilities and the measurement of those instruments at fair value. SFAS No. 133 also requires changes in the fair value of derivative instruments to be recorded each period in current earnings or other comprehensive income depending on the intended use of the derivatives.

(3)	Earnings per share is computed by dividing net income by the weighted average number of shares of all Class A common stock outstanding for each reporting period. Income used in the calculation of earnings per share for the six months ended June 30, 2005 only includes earnings allocated to the period after April 22, 2005, the date we completed our restructuring transactions. Weighted average number of shares used in the calculation is based on the average number of shares outstanding after April 22, 2005.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

This document contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of several factors, including the risks and uncertainties faced by us as described below and elsewhere in this prospectus, including in the section entitled “Risk Factors” above.

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations gives effect to the matters discussed in Note 14 to the 2004 consolidated financial statements and in Note 11 to the 2005 interim period consolidated financial statements included within this document.

On April 22, 2005, we completed a series of restructuring transactions that converted our organization from a nonstock, not-for-profit company with members into a stock, for-profit holding company with stockholders and a nonstock, for-profit derivatives exchange subsidiary with members. This type of transaction is sometimes called a demutualization. As a result of the restructuring transactions, our members became stockholders of CBOT Holdings and members of the CBOT.

Prior to the completion of the restructuring transactions, CBOT Holdings had not begun doing business as a separate entity and therefore did not have its own set of financial statements. As a result, the financial condition and results of operations discussed here are those of the CBOT, which operated the exchange prior to the completion of the restructuring transactions. The CBOT continues to operate the exchange after the restructuring transactions as a subsidiary of CBOT Holdings. It is currently anticipated that the business of the CBOT will be the primary business of CBOT Holdings.

Overview

We are one of the world’s leading and most liquid derivatives exchanges based on contract volume, with approximately 15% of all global listed futures and options on futures contracts traded on our platforms during 2004. We offer products in four broad categories: interest rate products, agricultural products, equity indices and metals, energy and other products. We offer trading of our products through both our electronic trading and open-auction platforms. Coupled with our leading technology infrastructure, we believe that this “side-by-side” trading, which effectively creates one marketplace with multiple access points, provides unique trading opportunities by offering deep liquidity coupled with transparency that affords all market participants equal access and the ability to compete openly for outstanding orders.

We derive a substantial portion of our revenue from exchange fees relating to the trading in our markets, which accounted for 54% of our total revenues in 2004. In addition, we derive revenue from clearing fees generated from trading in our markets and from the sale of market data related to trading in our markets, which accounted for 19% and 17%, respectively, of our total revenues in 2004. In order to increase the volume of contracts traded on our markets and resulting revenues, we seek to develop and promote contracts designed to satisfy the trading, hedging and risk management needs of our market participants. We also seek to introduce new technology and functionality to enhance the distribution, accessibility, liquidity and usability of our products.

Exchange Fees

Our largest source of operating revenues is exchange fee revenue. Exchange fee revenue is a function of three variables: (1) exchange fee rates, determined for the most part by contract type, trading mechanism and membership/customer status; (2) trading volume; and (3) transaction mix between contract type, trading mechanism and membership customer status. Because our trading fees are assessed on a per transaction basis, our exchange fee revenues are directly correlated to the volume of contracts traded on our markets. While exchange fee rates are established by us, trading volume and transaction mix are primarily influenced by factors outside our control. These external factors include: price volatility in the underlying commodities, interest rate or inflation volatility, changes in U.S. government monetary or fiscal policies, agricultural or trade policies, weather conditions in relation to agricultural commodities, and national and international economic and political conditions.

Recent years have seen a steady increase in the total trading volume on derivatives exchanges. According to industry sources, total global volume on futures and options on futures was 2.6 billion, 3.4 billion and 4.0 billion contracts traded in 2002, 2003 and 2004, respectively, representing year over year growth of 27% during 2003 and 16% during 2004. We have also experienced consistent increases in our trading volumes over the last several years. Our total volume was 343.9 million, 454.6 million and 600.0 million contracts traded in 2002, 2003 and 2004, respectively, representing annual growth of 32% in both 2003 and 2004. Contract trading volume levels in 2002, 2003 and 2004 were each consecutive CBOT record highs. Volume levels in 2005 have continued to increase in the first and second quarters of 2005, with contract trading volumes in each quarter reaching new CBOT record highs.

The following chart illustrates trading volume across the different categories of products traded at the CBOT for the six months ended June 30, 2004 and 2005 (in thousands):

	Six Months Ended June 30,
	2004		2005
Trading Volume By Product	Volume	% of Total	Volume	% of Total	Volume Change	% Change
Interest Rate	235,339	80%	295,264	82%	59,925	25%
Agricultural	47,883	16%	48,610	14%	727	2%
Equity Index	11,552	4%	13,720	4%	2,168	19%
Metals, Energy & Other	308	0%	407	0%	99	32%

Total	295,082	100%	358,001	100%	62,919	21%

Recent growth in our trading volume is largely attributable to growth in trading volume of our interest rate products. Interest rate products primarily consist of our U.S. Treasury complex, which includes contracts on 30-year U.S. Treasury bonds, 10, 5, and 2-year Treasury notes, as well as 30-Day Federal Funds. Agricultural and equity index products also contributed modestly to our recent trading volume growth.

Some factors that we believe affect trading volume in contracts on U.S. Treasury securities include expanded distribution of direct connections to our electronic trading platform, e-cbot powered by LIFFE Connect®, increased educational programs on our U.S. Treasury complex, and new liquidity-driving market making programs on e-cbot for certain U.S. Treasury contracts. Also, we believe that recent well-publicized credit downgrades may have caught some investors in corporate issues off guard causing them to shift from low quality debt instruments to high quality debt instruments such as U.S. Treasury securities. This, in turn, could increase investor demand for products in our U.S. Treasury complex. The growth in trading volume in our agricultural products was, we believe, largely the result of the drought-like weather experienced in many of the Midwestern states this spring and summer. Our equity index growth is, we believe, due to marketing efforts around these products as well as from liquidity provided by electronic market makers.

While not certain, we expect that the factors that contributed to recent volume increases will continue to contribute to future volume levels. Therefore, if these same factors continue to exist, we may experience increases in contract trading volume. However, additional factors may arise that could offset future increases in contract trading volume or result in a decline in contract trading volume, such as new or existing competition or other events. Accordingly, you should understand that our recent contract trading volume history may not be an indicator of future contract trading volume results.

Trading volume primarily consists of trades on our electronic trading and open-auction platforms. A small portion of our volume relates to transactions that are privately negotiated and are executed outside of either our electronic trading platform or our open-auction platform. This “off-exchange” volume includes transactions such as exchange for physicals (EFPs), exchange for risk (EFRs) and exchange for swaps (EFSs). Trading volume on our electronic trading platform has grown significantly more than trading volume on our open-auction trading platform in recent years in response to increased demand from our customers, principally associated with interest rate contracts. The following chart provides contract trading volume on our various platforms for the six months ended June 30, 2004 and 2005 (in thousands):

	Six Months Ended June 30,
	2004		2005
Trading Volume By Platform	Volume	% of Total	Volume	% of Total	Volume Change	% Change
Electronic	161,867	55%	226,057	63%	64,190	40%
Open-auction	120,037	41%	117,523	33%	(2,514)	-2%
Off-exchange	13,178	4%	14,421	4%	1,243	9%

Total	295,082	100%	358,001	100%	62,919	21%

Clearing Fees

In November 2003, we began to transition clearing services for certain products to the CME/CBOT Common Clearing Link. This transition was completed by January 2004. Under the terms of our arrangement with the CME, we receive clearing fees in respect of each side of a trade made either on our electronic trading or open-auction platforms that is cleared through the CME/CBOT Common Clearing Link. We received no clearing fees under our arrangement for clearing services provided by our former clearing services provider. In 2004, we recognized $73.6 million of clearing fees, representing 19% of our total revenues. The aggregate amount of clearing fees received by us is based upon contract trading volume in our products and, therefore, will fluctuate based on the same factors that affect our trading volume.

Market Data

We derive additional revenue from the sale of market data generated by trading in our markets. Because we are the principal market for our products, our price information has value as a key indicator of the financial and agricultural markets. To some extent, revenues from the sales of our market data are also dependent upon volume, as well as our ability to remain a principal market and to respond to innovations in technology that may affect the availability, reliability and price of market data. Sales of market data accounted for 17% of our total revenues in 2004.

Building Revenues

We rent commercial space in the buildings that we own. These revenues are generally affected by market rental rates, lease renewals and business conditions in the financial services industry in which most of our tenants operate. Building expenses are dependent on variable utility costs, cleaning expenses, real estate taxes and other general operating costs.

The current commercial real estate market in Chicago is very competitive due to an overall surplus in available commercial space. During 2002, a significant tenant vacated over 200,000 square feet of office space. Due to the competitive real estate market, we were not able to obtain new tenants for all the space or at the same lease rates, which led to reduced building revenues in 2003 of $5.2 million. Also, in December 2004, another tenant, who leased approximately 50,000 square feet of office space, vacated their space and we have not found a new tenant for such space. If we continue to have difficulty finding new tenants at historical lease rates, the revenues from real estate operations could continue to be adversely affected.

Service Revenues

We derive revenue from the provision of various services to our trading community in relation to their trading activities. These consist of telecommunication and connectivity services to allow access to our trading platforms, as well as general services such as trading floor amenities and trader documentation and security authorization.

Other Revenues

Other revenues consist primarily of interest income on short-term investments and fines assessed to the trading community for rules violations.

Membership Dues

The board of directors of the CBOT currently possesses the authority to levy assessments on CBOT memberships. These assessments are levied on an as-needed basis and are generally nonrecurring in nature.

Operating Expenses

Our expenses are generally incurred to support our electronic trading and open-auction platforms, as well as our building operations to a lesser extent. Some of our expenses are fixed in nature, meaning that the overall expense structure is generally independent of trading volume. Others are based, in part, on trading volume levels and will therefore vary directly with volume levels. Salaries and benefits represent our largest expense category and are mostly dependent upon our staffing requirements and the overall employment market. Other significant operating expenses in recent years are expenses associated with enhancements to our trading systems, license fees to our electronic trading system providers, litigation expenses and development and implementation of the restructuring transactions.

Alliances and Other Strategic Transactions

Due to increasing competitive pressures in the futures industry, we review our competitive position on an ongoing basis and from time to time consider, and engage in discussions with other parties regarding, various strategic alliances, acquisitions, divestitures and other arrangements in order to continue to compete effectively, improve our financial results, increase our business and allocate our resources efficiently.

For example, the CBOT has made its products available on its electronic trading platform since 1992, initially relying on the Globex system, and, beginning in 1994, on Project A, which was operated through the electronic trading division of Ceres Trading Limited Partnership until its decommissioning in August 2000. In August 2000, Project A was replaced by the a/c/e system, which was the product of an alliance between the CBOT and certain affiliates and Deutsche Börse AG, the Swiss Stock Exchange and their jointly owned subsidiaries, Eurex Zurich AG and Eurex Frankfurt AG. In January 2004, we replaced the a/c/e system software with the LIFFE CONNECT® system software designed and built by LIFFE Administration and Management, or “LIFFE” (and subsequently assigned to AtosEuronext). We currently rely on the LIFFE CONNECT® system software to power e-cbot pursuant to a license agreement with AtosEuronext that provides us a license to use the LIFFE CONNECT® system software until December 31, 2008.

In April 2003, we entered into an agreement with the CME to establish the CME/CBOT Common Clearing Link pursuant to which clearing and related services are provided to us. In March 2004, we entered into an agreement with Dow Jones & Company to calculate, distribute and sublicense to interested parties the Dow Jones CBOT Treasury Index. The underlying index components are our U.S. Treasury Bond, 10-Year U.S. Treasury Note and 5-Year U.S. Treasury Note futures prices. Under a 1997 agreement, we have been the exclusive global distributor of Dow Jones Indices. In addition, in December 2002, we entered into an arrangement with eSpeed, Inc. that grants eSpeed a license to distribute our products on its multiple buyer/multiple seller real-time electronic marketplaces.

We have also entered into memoranda of understanding with several international exchanges, such as the Tokyo Financial Exchange, Taiwan Exchange, Dalian Exchange, Sydney Futures Exchange, The Tokyo Grain Exchange, Shanghai Futures Exchange, Mercado a Termino de Buenos Aires and Singapore Exchange Limited in order to exchange various information and cooperate on issues such as development of new products, changes to existing contract specifications and trading methods and other areas of mutual interest. Further, in December 2004, we implemented agreements with the Minneapolis Grain Exchange, the Kansas City Board of Trade and the Winnipeg Commodity Exchange to provide them access to our e-cbot system for the purpose of listing their contracts on an electronic trading platform. Also, we now act as those three exchanges’ sole distributor of market data. We believe that it is important for us to form strategic partnerships to bring together the necessary expertise and resources to address competitive pressures and meet new market demands.

We announced in June 2005 that we had received unsolicited, non-binding expressions of interest in a business combination with us. Our board of directors considered these expressions as part of a broader review of strategic alternatives, including a possible business combination through an acquisition, sale or other transaction, as well as our then proposed initial public offering, conducted from late June until the middle of August 2005.

Upon completion of this review, we announced that our board of directors, with the assistance of its financial and legal advisors, had completed its review of the company’s strategic alternatives. Based on this review, our board of directors concluded that it was not advisable at that time for us to pursue a sale or other change of control transaction and instructed our management to proceed with this offering. Our board of directors further instructed our management to continue to evaluate possible acquisitions and strategic partnerships that would facilitate our growth strategy so long as they do not delay or otherwise impede this offering.

Segments

We have identified two reportable operating segments: exchange trading and real estate operations. The exchange trading segment primarily consists of revenue and expenses from both the electronic trading and open-auction platforms, as well as from the sale of related market data to vendors and from clearing services. The real estate operations segment consists of revenue and expenses from renting and managing our real estate. We allocate indirect expenses to each operating segment.

Results of Operations

Six months ended June 30, 2005 compared to six months ended June 30, 2004

Net income. Net income for the first six months of 2005 was $39.0 million, 20% higher than net income for the first six months of 2004. This growth was primarily a result of a $34.1 million increase in revenues in the first six months of 2005, partially offset by a $19.7 million increase in operating expenses and a $7.0 million increase in income tax expense during the same period, in each case, compared to the first six months of 2004.

Revenues. Revenues for the first six months of 2005 were $237.0 million, a 17% increase from $203.0 million in the first six months of 2004. The following chart provides revenues by source and by percent of total revenues for the six months ended June 30, 2004 and 2005:

	Six Months Ended June 30, 2004		Six Months Ended June 30, 2005		Variance
	In Thousands	% of Total	In Thousands	% of Total	In Thousands	% Change
Exchange fees	$106,880	53%	$136,175	57%	$29,295	27%
Clearing fees	36,223	18%	43,836	18%	7,613	21%

Trading fees	143,103	71%	180,011	76%	36,908	26%

Market data	31,999	16%	36,828	16%	4,829	15%
Building	10,761	5%	11,087	5%	326	3%
Services	6,332	3%	7,214	3%	882	14%
Dues	9,315	5%	—	0%	(9,315)	-100%
Other	1,471	1%	1,904	1%	433	29%

Total revenues	$202,981	100%	$237,044	100%	$34,063	17%

Total trading fees, which consist of exchange and clearing fees, were $180.0 million in the first six months of 2005, $36.9 million, or 26%, more than in the first six months of 2004. The average rate per contract traded, which is total trading fees divided by total reported trading volume, in the first six months of 2005 was $0.503, 4% more than the $0.485 average rate per contract traded in the first six months of 2004. The 21% growth in trading volume accounted for 83% of the $36.9 million increase in trading fees with the 4% average rate per contract increase accounting for the remainder of the trading fee growth. Total trading fees during the first six months of 2005 grew at a greater rate than the 21% trading volume growth rate during the same period due to exchange fee increases initiated in January 2005 for certain trades on e-cbot. We regularly evaluate the fees that we charge on all types of trades and may increase or decrease fees in the future. For example, in August 2005, we announced an increase in exchange fees on various products for certain users which becomes effective October 1, 2005.

Electronic trading fees were $90.2 million for the six months ended June 30, 2005, 51% more than the $59.8 million in the prior year period. The growth rate in electronic trading fees during the first six months of 2005 exceeded the 40% growth rate of electronic trading volume during the same period because exchange fees increased in January 2005 for selected contracts traded on e-cbot. The average electronic rate per contract traded was $0.399 in the first six months of 2005, 8% more than the $0.369 in the prior year period. The 40% growth in electronic trading volume accounted for 78% of the $30.4 million increase in electronic trading fees with the 8% average electronic rate per contract increase accounting for the remainder of the electronic trading fee growth.

Open-auction trading fees were $57.3 million for the six months ended June 30, 2005, a 7% decrease compared to $61.8 million in the prior year period. The decrease in open-auction trading fees during the first six months of 2005 was greater than the 2% decrease in open-auction trading volume during the same period due to a decrease in the average open-auction rate per contract traded. The average open-auction rate per contract traded was $0.487 in the first six months of 2005, 5% less than the $0.515 in the prior year period. This decrease primarily relates to an increase in member trading volume as a percentage of total trading volume, as members trade at lower rates than non-members. The 2% decrease in open-auction trading volume accounted for 29% of the $4.5 million decrease in open-auction trading fees with the 5% average open-auction rate per contract decrease accounting for the remainder of the open-auction trading fee decline.

Off-exchange trading fees were $32.6 million in the first six months of 2005, a 51% increase compared to $21.6 million in the first six months of 2004. The increase in the current period is primarily due to exchange fee increases initiated in January 2005 for EFPs and EFSs related to U.S. Treasury contracts. Off-exchange trading fees include fees for off-exchange transactions such as EFPs, EFRs and EFSs, which are part of reported trading volume. Off-exchange trading fees also include fees for other off-exchange transactions that are not included in our reported trading volume, which include transactions such as assignments of positions, expirations of options or delivery charges.

Market data revenues increased $4.8 million in the first six months of 2005, a 15% increase from the first six months of 2004. The main component of market data revenues, quote fees, increased by $4.3 million, or 14%, due to a pricing increase for real-time quote feeds instituted in January 2005. Other market data revenues increased by $0.5 million in the first six months of 2005 primarily from the development of new market data products and from the distribution of market data for other exchanges that we began hosting on our electronic trading platform in the fourth quarter of 2004.

Revenues from member dues were zero in the first six months of 2005 compared to $9.3 million in the prior year period. In January 2004, the board of directors of the CBOT assessed its members dues in order to provide the CBOT with adequate funds to meet increased financial demands associated with competitive pressures. The need for an additional dues assessment was reviewed by the board of directors of the CBOT in July 2004, at which time it was preliminarily decided that an additional dues assessment was unnecessary. The board of directors reevaluated this preliminary decision in October 2004 and finally decided to rescind the January 2004 dues assessment. This rescission of dues assessment was completed in the fourth quarter of 2004.

Operating Income. Income from operations increased 26% in the six months ended June 30, 2005 compared to the first six months of 2004. Operating income from the exchange trading segment increased $15.7 million, or 29%, to $70.0 million in the first six months of 2005. Operating income from the real estate operations segment decreased $1.3 million to a loss of $0.3 million in the first six months of 2005 from operating income of $1.0 million in the first six months of 2004.

The exchange trading segment increase was largely the result of $29.3 million and $4.8 million increases in exchange fee and market data fee revenues, respectively. These revenue increases were partially offset by a $5.3 million increase in segment depreciation expense, a $4.6 million increase in technology expense and a $4.0 million litigation charge. Exchange fees and market data fees increased in 2005 due to trading volume and rate increases and quote fee increases, respectively, as discussed above. Depreciation increased in 2005 due to technology projects related to enhancing our electronic trading and open-auction trading platforms that were completed at the end of 2004 and in the first six months of 2005. Increases in technology expenses related to supporting both of our trading platforms. The $4.0 million litigation charge represents the final payment made to plaintiffs’ lawyers under an agreement made to settle the lawsuit brought by certain members of the CBOT relating to the proposed allocation of equity in the restructuring of the CBOT.

The real estate operations segment decrease was primarily the result of increased bad debt, real estate tax and allocated corporate overhead expenses of $0.6 million, $0.4 million and $0.5 million, respectively. These increases were offset favorably by increased building revenue of $0.5 million, $0.2 million of which related to internal rent charges for office space used by the CBOT that is eliminated in consolidation.

Expenses. Operating expenses increased 13% in the first six months of 2005 compared to the first six months of 2004. Operating expenses as a percent of total revenues decreased from 73% in 2004, to 71% in 2005, thereby raising the operating margin to 29% in 2005 from 27% in 2004, with current year results including the $4.0 million litigation charge for the final payment under the settlement agreement discussed previously. The following chart illustrates operating expenses and income from operations in total and as a percent of total revenues for the six months ended June 30, 2004 and 2005:

	Six Months Ended June 30, 2004		Six Months Ended June 30, 2005		Variance
	In Thousands	% of Total	In Thousands	% of Total	In Thousands	% Change
Total revenues	$202,981	100%	$237,044	100%	$34,063	17%
Expenses:
Salaries and benefits	35,897	18%	36,535	15%	638	2%
Clearing services	26,082	13%	33,894	14%	7,812	30%
Depreciation and amortization	22,250	11%	28,045	12%	5,795	26%
Professional services	12,726	6%	9,150	4%	(3,576)	-28%
General and administrative expenses	9,127	4%	10,089	4%	962	11%
Building operating costs	11,914	6%	13,152	6%	1,238	10%
Information technology services	17,473	9%	22,069	9%	4,596	26%
Contracted license fees	3,011	1%	3,405	1%	394	13%
Programs	6,151	3%	5,105	2%	(1,046)	-17%
Interest	2,540	1%	1,718	1%	(822)	-32%
Litigation	—	0%	4,000	2%	4,000	—
Severance and related costs	418	0%	164	0%	(254)	-61%

Operating expenses	147,589	73%	167,326	71%	19,737	13%

Income from operations	$55,392	27%	$69,718	29%	$14,326	26%

Salaries and benefits expense were relatively unchanged in the first six months of 2005, increasing 2% from the first six months of 2004. However, salaries increased $2.0 million, or 8%, due to higher staffing levels as well as merit increases. We employed 3% more full time employees at the end of June 30, 2005 as compared with a year earlier. Health benefit costs decreased by $0.4 million in the first six months of 2005, partially offsetting the effect of the higher salaries.

Clearing services expense increased 30% in the first six months of 2005. Clearing services expense results from a trading volume-based fee we pay to the Chicago Mercantile Exchange, our provider of clearing services. This expense is directly correlated with our trading volume. The average rate per cleared trade that we paid for clearing in the first six months of 2005 was higher than the rate paid in the first six months of 2004 due to negotiated clearing service fee reductions in 2004 that did not continue into 2005. This increase in the average rate in the first six months of 2005 accounted for the fact that clearing services expense grew at a rate of 30% during such period while clearing fee revenue grew only at a rate of 21% during such period. We do not foresee future negotiated fee reductions and expect that the future average rate per cleared trade will approximate those of the first six months of 2005.

Depreciation and amortization charges increased $5.8 million, or 26%, in the first six months of 2005. This increase was the result of assets placed into service since the second quarter of 2004. Specifically, additional depreciation of $3.4 million was recorded on software and equipment for various technological enhancements to the electronic and open-auction trading platforms. Various building improvements and projects finished since June of last year led to $0.5 million of additional depreciation.

Professional services expense decreased $3.6 million, or 28%, in the first six months of 2005. The largest variance in professional services was a decrease of $3.9 million in costs for consultants and programmers primarily used for modifications to our various trading technologies. Costs related to our recently completed restructuring process increased $0.8 million in the current period and legal fees decreased approximately $0.6 million.

General and administrative expenses increased $1.0 million, or 11%, in the first six months of 2005. Expenses for leased computers and computer hardware increased $1.9 million in 2005 due to additional computers and servers leased to support our electronic and open-auction trading venues. Also, office rent expense increased $0.7 million due to new data center space leased to support electronic trading activities. However, gains on foreign currency transactions were $0.4 million in 2005, as compared to the $1.0 million of losses realized in the first six months of 2004.

Information technology services increased $4.6 million, or 26%, in the first six months of 2005. The increase is primarily the result of $2.4 million of increased maintenance charges for our hardware and software systems. Also, costs associated with connections to our electronic trading system increased $1.6 million in the current quarter as we continued to add more customers to our electronic platform.

Litigation settlement expense of $4.0 million was recognized in the first six months of 2005. This represents the final payment made to plaintiffs’ lawyers in a settlement agreement made to settle the lawsuit brought by certain members relating to the proposed allocation of equity in the restructuring of the CBOT. Under the terms of the settlement agreement, we were obligated to pay $3.5 million in attorney fees and expenses upon a final judgment order by the Circuit Court of Cook County, Illinois becoming non-appealable, which happened in the fourth quarter of 2004. In addition, upon an affirmative vote by the CBOT’s members in favor of a restructuring, which occurred on April 14, 2005, we became obligated to pay an additional $4.0 million in attorney fees. No further payments by the CBOT are required under the settlement agreement.

Year ended December 31, 2004 compared to year ended December 31, 2003

Revenues. Consolidated revenues for the year ended December 31, 2004 were $380.2 million, approximately equivalent to the $381.3 million recorded during 2003. The following chart provides revenues by source and by percentage of total revenues for the years ended December 31:

	2003		2004		Variance
	In Thousands	% of Total	In Thousands	% of Total	In Thousands	% Change
Exchange fees	$285,815	75%	$204,004	54%	$(81,811)	-29%
Clearing fees	1,158	0%	73,556	19%	72,398	6252%
Market data	55,850	15%	64,234	17%	8,384	15%
Building	20,061	5%	22,428	6%	2,367	12%
Services	16,059	4%	12,828	3%	(3,231)	-20%
Other	2,359	1%	3,143	1%	784	33%

Total revenue	$381,302	100%	$380,193	100%	$(1,109)	0%

Trading volume during 2004 was 600.0 million contracts, a 32% increase from the 454.6 million contracts in the previous year. The increase in trading volume we experienced was double the 16% volume increase in global volume in 2004. Electronic trading volume increased 48% to 349.6 million contracts in 2004 versus 235.7 million contracts in 2003. The percentage of electronic trading to total trading volume increased from 52% in 2003 to 58% in 2004. Open-auction trading volume for 2004 increased 12% to 223.9 million contracts compared to 199.4 million contracts in 2003. Off-exchange volume was 26.5 million contracts and 19.5 million contracts in 2004 and 2003, respectively.

Despite the increased contract trading volume described above, revenues from exchange fees decreased 29%, or $81.8 million, from $285.8 million in the year ended December 31, 2003 to $204.0 million in 2004. In February 2004, we decreased trading fees on selected contracts traded on our electronic trading platform in response to market conditions. Due to this fee reduction, the average fee per contract traded fell to $0.34 in 2004 versus $0.63 in 2003. The decision to reduce trading fees made in February 2004 was revisited in November 2004 as part of the annual budget process. Based upon 2004 operating results and ongoing competitive threats, as well as other factors, we determined to maintain our basic fee structure, with the exception that we would make modest fee increases for certain electronic trades for which we had reduced trading fees during 2004. We continuously evaluate the fees that we charge on all types of trades and may decide to adjust fees in the future.

Open-auction trading fees were $84.1 million for the year ended December 31, 2004, a 19% increase compared to $70.9 million in the prior year period. The average open-auction fee per contract traded was $0.38 in 2004, compared to $0.36 in the prior year due to a pricing increase for certain trades made at the end of 2003. Volume discounts reduced open-auction trading fees by $0.7 million and $1.3 million in 2004 and 2003, respectively.

The increase in open-auction trading fees primarily related to a 12% increase in volume during 2004 on agricultural products such as corn, wheat and soybeans; contracts which are almost entirely traded in our open-auction pits. We believe that we experienced increased trading of agricultural products in 2004 due to several factors that create market uncertainty or volatility. We believe that there were relatively tight supplies of the major agricultural commodities due to increased international demand, particularly from China, and also due to poor growing conditions in 2003 and the first part of 2004. Also, we believe that there is increased market uncertainty due to the emergence of multiple crop years since the U.S. is no longer the primary producer of certain agricultural commodities. For instance, Brazil and Argentina’s combined soybean production is now estimated to be greater than the U.S.’s total production. In response to this development, we launched a South American soybean contract with delivery points in Brazil in the second quarter of 2005, which marked the first time we have offered an agricultural contract with a delivery point outside the United States. Finally, we believe that there is an overall increase in the awareness and knowledge of price risk management strategies, that producers locked in record level prices early in 2004 and that investors are recognizing new opportunities within the agricultural futures industry.

Electronic trading fees were $81.1 million for the year ended December 31, 2004, 57% less than the $188.9 million in the prior year period. The trading fee reductions introduced in February 2004 in response to market conditions were for selected contracts traded on our electronic trading platform. Such contracts represented about 92% of total electronic trading volume, which led to the decreased electronic trading fee revenue despite increased electronic trading volume. The average electronic trading fee per contract traded was $0.23 in 2004, compared to $0.80 in the prior year. Additionally, volume discounts reduced electronic trading fees by $1.9 million and $18.4 million in 2004 and 2003, respectively. Except for the nominal fee discussed above that we are reinstating for certain electronic trades for which we had waived all trading fees, we expect to maintain our current pricing structure in the immediate future and therefore expect that we will recognize average electronic trading fees similar to those in 2004 as opposed to the higher rates experienced in prior years.

Off-exchange volume fees were $38.8 million in 2004 versus $26.0 million in 2003. Other contract trading volume represents transactions, such as non-trade allocations and exchange for physical transactions, that do not occur on either our electronic trading or open-auction platforms.

Beginning in November 2003, we began to receive clearing fees in respect of each side of a trade made in our electronic trading and open-auction platforms that is cleared through the CME/CBOT Common Clearing Link. Clearing fee revenues in the year ended December 31, 2004 were $73.6 million versus $1.2 million in the previous year. Prior to the establishment of the CME/CBOT Common Clearing Link, our members cleared transactions executed on our electronic trading and open-auction platforms through another third-party provider of clearing services who billed our members directly for clearing services, so no clearing fee revenue was recorded by us prior to November 2003.

Market data revenues were $64.2 million in 2004, a 15% increase from $55.9 million in 2003. The main component of market data revenues, quote fees, increased by $7.4 million, or 14%, due to a pricing increase for real-time quote feeds instituted in January 2004. The increase in quote fee pricing was offset to a degree by a reduction in the average number of market data subscriptions in 2004 versus 2003, which was consistent with recent trends as industry consolidation had reduced the total subscription demand for market data. However, subscription levels during the first nine months of 2004 were relatively flat in comparison with levels at year end 2003 and increased slightly during the fourth quarter of 2004. It is possible that the recent stabilization in subscription demands we have experienced is a result of reaching a sustainable level for market data subscriptions or that our increased trading volume has created new demand for market data subscriptions. Nevertheless, we may continue to see subscription levels decrease in the future.

Other market data revenues increased $1.0 million in 2004 from the previous year. We expect that the new market data products we have offered, or may offer in the future, will help to alleviate future reduction in revenues we may experience from decreased market data subscriptions. For instance, in May 2003, we introduced a web-based quote and charting application called CBOT Advantage, which allows subscribers to create interactive charts with real-time data. Revenues from this new offering were $0.8 million and $0.6 million in 2004 and 2003, respectively. We also introduced DataExchange in June 2004, which provides subscribers with web-based access to 30 years of historical CBOT market data. While DataExchange revenues were not significant in 2004, we expect both new products to provide future growth in our market data revenues.

Building revenues from leased office space were $22.4 million for the year ended December 31, 2004, a $2.4 million increase from the same period of 2003. The increase in 2004 primarily resulted from an increase in the occupancy rate in the buildings owned by us due to the procurement of new tenants to occupy some of the space vacated by a significant tenant in 2002. However in December 2004, another tenant, who leased approximately 50,000 square feet of office space, representing approximately $1.3 million in annualized revenue, vacated their space and we have not found a new tenant for such space. If we have difficulty finding a new tenant, future building revenues could be adversely affected.

Member dues of $9.3 million were recognized in the first half of 2004 related to a six month dues assessment made in January 2004. The dues were levied by our board of directors in order to provide us with adequate funds to meet increased financial demands associated with competitive pressures such as the launch of Eurex US. The need for an additional dues levy was reviewed by the board of directors in July 2004, at which time it was decided that an additional dues levy was unnecessary. The board of directors reevaluated this decision in October 2004 and decided to rescind the original dues assessment. No dues were assessed during 2003.

Operating Income. Income from operations decreased 36% to $74.2 million in the year ended December 31, 2004. Operating income from the exchange trading segment decreased $46.0 million, or 39%, to $72.7 million in 2004. Operating income from the real estate operations segment increased $3.4 million in 2004 from an operating loss of $1.8 million in 2003.

The exchange trading segment decrease was largely the result of a $81.8 million decrease in exchange fee revenues and a $13.3 million increase in segment depreciation offset, to a degree by increased net clearing income of $18.6 million and decreased license fees of $21.4 million. Exchange fees decreased in 2004 due to the fee cuts discussed previously. Depreciation increased in 2004 due to the e-cbot system that was capitalized at the end of 2003. As discussed above, clearing service revenues and expenses were not recorded until November 2003 due to the arrangement with the clearing house utilized before that time to bill customers directly for clearing services. License fees decreased in 2004 due to the change in the provider of our electronic trading system.

The real estate operations segment increased by $3.4 million from a loss of $1.8 million in 2003, primarily as a result of increased building revenue of $2.4 million as building vacancy was reduced from 2003 levels due to the procurement of new tenants. Building segment results were also favorably affected by reduced interest expense of $0.7 million, due to lower debt levels on loans related to real estate.

Expenses. Operating expenses totaled $306.0 million for the year ended December 31, 2004, compared to $264.5 million for the same period of 2003, a 16% increase. Operating expenses as a percent of total revenues increased from 69% in 2003, to 80% in 2004, thereby lowering the operating margin to 20% in 2004 from 31% in 2003. In 2004, we experienced significant operating expense increases in clearing services and depreciation due to our new clearing arrangement and enhanced electronic trading system. However, we experienced sizable decreases in our technology costs and license fees due to more favorable licensing and operating agreements with the provider of our new electronic trading system as compared to those with our previous provider. While we have some significant variations in line item expenses between 2004 and 2003, we believe that our current level of operating expenses is commensurate with the new business model we created at the end of 2003 and that our future operating expenses will be more comparable to those experienced in 2004. The following chart illustrates operating expenses and income from operations in total and as a percent of total revenues for the years ended December 31:

	2003		2004		Variance
	In Thousands	% of Total	In Thousands	% of Total	In Thousands	% Change
Total revenues	$381,302	100%	$380,193	100%	$(1,109)	0%

Expenses:
Salaries and benefits	64,122	17%	70,046	18%	5,924	9%
Clearing services	972	0%	54,755	14%	53,783	5533%
Depreciation and amortization	32,869	9%	46,011	12%	13,142	40%
Professional services	28,155	7%	27,910	7%	(245)	-1%
General and administrative expenses	18,455	5%	20,302	5%	1,847	10%
Building operating costs	25,042	7%	24,315	6%	(727)	-3%
Information technology services	56,116	15%	36,953	10%	(19,163)	-34%
Contracted license fees	27,601	7%	6,179	2%	(21,422)	-78%
Programs	5,891	2%	10,724	3%	4,833	82%
Interest	3,975	1%	4,703	1%	728	18%
Litigation	—	0%	3,500	1%	3,500	—
Severance and related costs	1,290	0%	572	0%	(718)	-56%

Operating expenses	264,488	69%	305,970	80%	41,482	16%

Income from operations	$116,814	31%	$74,233	20%	$(42,591)	-36%

Salaries and benefits were $70.0 million in 2004, a 9% increase from the $64.1 million recorded in 2003. Salaries, incentive pay and payroll taxes increased $6.0 million in 2004 due to higher staffing levels as well as merit increases. We employed 3% more full time employees at the end of December 2004 as compared with December 2003. Also, medical insurance costs increased $1.9 million in 2004. This increase of 38% is similar to rising health care costs that most U.S. companies are experiencing.

Clearing services expense was $54.8 million in 2004 versus $1.0 million in 2003. Clearing service expense represents a contract trading volume-based fee we pay to our provider of clearing services. Accordingly, this expense varies in direct correlation with our trading volume. Also, as discussed above, 2004 clearing service expense represents the first full year effect of the November 2003 implementation of the CME/CBOT Common Clearing Link.

Depreciation and amortization charges increased $13.1 million from $32.9 million in 2003 to $46.0 million in 2004. This increase relates to additional depreciation of $12.4 million recorded on new software and equipment placed into service since November of 2003 related to e-cbot and the CME/CBOT Common Clearing Link.

Professional services expense decreased modestly in 2004 to $27.9 million, from $28.2 million in 2003. The largest variance in professional services was a decrease of $1.7 million in costs for consultants and programmers used for modifications to our various trading technologies. This decrease was offset to a degree by increased expenses related to the current restructuring process in the amount of $1.1 million. We anticipate similar usage levels of professional resources in the next few years as we continue to enhance and maintain the technology supporting both our electronic and open-auction trading venues.

General and administrative expenses increased $1.8 million to $20.3 million in 2004. Expenses for leased computers and computer hardware increased $2.7 million in 2004 primarily due to increased needs for computers and servers to facilitate our increasing reliance on technology to support our electronic and open-auction trading venues. Also, losses on foreign currency transactions were $0.8 million in 2004, $1.3 million better than the $2.1 million of losses realized in 2003. General and administrative expenses, other than foreign currency gains and losses, tend to be relatively fixed and, therefore, do not vary significantly from period to period. Gains and losses on foreign currency transactions, however, are based upon the spot rate between the U.S. dollar and the British pound sterling, the currency in which we have liabilities with AtosEuronext. Our general policy to mitigate the potential change in the value of the dollar versus the pound is to utilize foreign currency forward contracts when the future payment timing and amount is known, such as for scheduled debt payments or fixed support payments. We do not utilize foreign currency forward contracts when the payment timing or amount is uncertain and therefore we will continue to have potentially significant fluctuations in foreign currency gains and losses in the future. As of December 31, 2004, we had forward contracts for approximately 40.1 million pounds sterling ($76.9 million), which relate to scheduled payments on existing debt and firm commitments through 2008.

Information technology services were $37.0 million in 2004, a 34% decrease from $56.1 million in 2003. The decrease is mostly the result of the transition in the fourth quarter of 2003 to the new e-cbot electronic trading system. The operating costs paid to maintain the e-cbot system were approximately $18.6 million less than those paid to operate the previous a/c/e system due to more favorable operating agreements with AtosEuronext.

Contracted license fees in 2004 were $6.2 million, a 78% decrease from $27.6 million in the prior year. The decrease primarily relates to the licensing arrangements in place for the electronic trading platform being used in each period. Such fees were $2.1 million and $24.7 million in 2004 and 2003, respectively. The license for the LIFFE CONNECT® system software is fixed for the term of the license agreement. The a/c/e system software license was composed of a fixed fee as well as a variable quarterly fee based on daily a/c/e system volume. Other license fees were $4.1 million and $2.9 million in 2004 and 2003, respectively.

Programs costs increased $4.8 million to $10.7 million in 2004. The increase relates to efforts to increase our presence in new markets, specifically in Europe. In 2004, we spent $1.8 million on a program to connect new users in Europe to our electronic trading platform. We also experienced increases in advertising and trade relation expenses of $2.0 million and $0.5 million, respectively, in our active pursuit of new interest in our exchange products, both in the United States and abroad. Also, market maker program expenses increased $0.6 million during 2004 as we strove to generate increased liquidity in specific exchange contracts.

Litigation settlement expense of $3.5 million was recognized in 2004. This represents a payment made to plaintiffs’ lawyers in a settlement agreement made to settle the lawsuit brought by certain Associate Members, GIMs, IDEMs and COMs relating to the proposed allocation of equity in the restructuring of the CBOT. Under the terms of the settlement agreement, we were obligated to pay $3.5 million in attorney fees and expenses upon entry of a final judgment order by the Circuit Court of Cook County, Illinois, which happened in the fourth quarter of 2004. In addition, upon an affirmative vote by our members in favor of a restructuring (which occurred on April 14, 2005), we became obligated to pay an additional $4.0 million in attorney fees in the second quarter of 2005.

Building operating costs in 2004 decreased $0.7 million, or 3%, largely the result of lower real estate tax expense of $0.6 million in 2004 related to decreasing tax rates imposed on commercial property by the county in which we are located. Interest expense increased $0.7 million primarily due to new debt acquired in the second half of 2003 related to the new electronic trading platform.

Finally, minority interest in the loss of a subsidiary was $1.1 million in 2004 versus $62.9 million of minority interest in the income of a subsidiary in 2003. Ceres, the subsidiary in which we recognize a minority interest, was dissolved as of December 31, 2003. The Ceres loss in the current year represented wind up activities as the assets of Ceres were liquidated. The liquidation process was completed in 2004, with the final distribution to Ceres partners made in December 2004.

The provision for income taxes was $32.8 million in 2004, compared to $22.5 million in 2003. The effective tax rate was 44% and 19% for 2004 and 2003, respectively. The 2003 rate was lower than 2004 largely because of the minority interest recorded in each period. Excluding the effects of the recorded minority interest, the effective tax rate would have been 44% and 42% in 2004 and 2003, respectively. These rates were higher than the corporate federal and state combined rate of 40% due to expenses that are non-deductible for tax purposes, such as the $3.5 million litigation settlement in 2004 and expenses related to the restructuring transactions of $4.1 million and $3.0 million in 2004 and 2003, respectively.

Year ended December 31, 2003 compared to year ended December 31, 2002

Revenues. Consolidated revenues for the year ended December 31, 2003 were $381.3 million, an increase of 24%, from $308.3 million in the corresponding period of 2002. The following chart illustrates revenues by source and by percent of total revenues:

	2002		2003		Variance
	In Thousands	% of Total	In Thousands	% of Total	In Thousands	% Change
Exchange fees	$204,963	66%	$285,815	75%	$80,852	39%
Clearing fees	—	0%	1,158	0%	1,158	—
Market data	58,258	19%	55,850	15%	(2,408)	-4%
Building	25,239	8%	20,061	5%	(5,178)	-21%
Services	16,554	5%	16,059	4%	(495)	-3%
Other	3,259	1%	2,359	1%	(900)	-28%

Total revenue	$308,273	100%	$381,302	100%	$73,029	24%

Trading volume during 2003 was 454.6 million contracts, a 32% increase from 343.9 million contracts in 2002. The increase in trading volume we experienced is comparable to the 27% increase experienced globally on futures markets in 2003 as customers utilize our products to mitigate risks they face in their businesses. Open-auction trading volume in 2003 decreased slightly to 199.4 million contracts compared to 200.9 million contracts in the prior year. Trading volume for electronic trading increased 82% to 235.7 million contracts in 2003 versus 129.3 million contracts in 2002. The percentage of electronic trading to total trading volume increased from 38% in 2002 to 52% in 2003.

Due to the increased trading volume described above, revenues from exchange fees increased 39%, or $80.9 million, from $205.0 million in 2002 to $285.8 million in 2003. The average fee per contract traded was $0.63 and $0.60 for the year ended December 31, 2003 and December 31, 2002, respectively.

Open-auction and off-exchange fees were $96.9 million for the year ended December 31, 2003, a 2% decrease compared to $98.7 million in the prior year period. In January 2003, management decreased the individual member fees on open-auction trades by three cents at all volume levels. This fee reduction primarily accounted for the $1.8 million decrease in open-auction fees. The average open-auction fee per contract traded was $0.44 for the year ended December 31, 2003, compared to $0.46 for the same period of the prior year. Volume discounts reduced open-auction trading fees by $1.3 million and $2.4 million in 2003 and 2002, respectively.

Electronic trading fees were $188.9 million in 2003, 78% higher than the $106.3 million in the prior year. In October 2002, management decreased the individual member fees on electronic trades by five cents at all volume levels. The increased electronic trading volume described above, offset to a degree by this fee reduction, largely accounted for the higher electronic trading fees. The average electronic trading fee per contract traded was $0.80 for the year ended December 31, 2003, compared to $0.82 for the prior year. Volume discounts reduced electronic trading fees by $18.4 million and $7.4 million in 2003 and 2002, respectively.

Market data revenues were $55.9 million in 2003, a 4% decrease from $58.3 million in 2002. The main component of market data revenues, quote fees, decreased by $6.7 million, or 11%, due to a reduction in the average number of terminal subscriptions in the current period. This was offset to a degree by a $3.6 million reduction in rebates to member firms for terminal subscription fees, as the rebate program was discontinued at the end of 2002. The reduction in terminal subscriptions is consistent with recent trends as industry consolidation has reduced the total subscription demand for market data. This trend is expected to continue in the future.

Building revenues from leased office space were $20.1 million for the year ended December 31, 2003, a 21% decrease from $25.2 million for the same period of 2002. One of our more significant tenants paid a $0.8 million lease termination penalty in the first quarter of 2002. The building revenues attributable to this tenant in 2002 were about $4.5 million, excluding the early termination penalty. If the space occupied by the tenant cannot be leased at similar lease rates or in a timely manner, building revenues could continue to be significantly affected in the future.

Beginning in November 2003, we began to receive clearing fees in respect of each side of a trade made on our electronic trading and open-auction platforms that is cleared through the CME/CBOT Common Clearing Link. Prior to the CME/CBOT Common Clearing Link, our members cleared transactions executed on our electronic trading and open-auction platforms through another third-party provider of clearing services who billed our members directly for clearing services, so no clearing fee revenue or expense was record in 2003 prior to November 2003. Clearing fee revenues in 2003 of $1.2 million represent fees charged to customers for the clearing of trades. We paid $1.0 million of this fee to the CME, which payment is recorded as clearing services expense. Both clearing fee revenue and clearing services expense are recognized in the period the clearing is performed.

Service revenues decreased in 2003 to $16.1 million from $16.6 million a year earlier. A trading floor efficiency fee of $2.5 million was charged in 2002. No such fee was charged in 2003. Trading floor efficiency fees may be assessed when determined necessary based upon management’s review of operational funding requirements. Service revenues in 2003 included $2.6 million of one-time charges to member firms to offset costs incurred by us to install data lines between member firms and the trading host for the e-cbot system that was developed and implemented in November 2003.

Operating Income. Income from operations increased 98%, or $57.8 million, to $116.8 million in 2003. Operating income from the exchange trading segment increased 74% to $118.6 million in 2003. This increase is mainly the result of higher segment revenues of $78.2 million coupled with lower depreciation of $4.2 million and the absence of a $10.7 million and a $6.2 million charge for a litigation settlement and an asset impairment charge, respectively, that were recorded in 2002. These improvements to operating income were offset to a degree by an increase in license fees of $13.6 million, as well as increased technology expenses of $13.3 million. The real estate operations segment increased by $7.4 million to a loss of $1.8 million in the current year, primarily as a result of higher segment revenues of $3.2 million and lower corporate overhead allocation of $2.0 million. This segment’s revenues were higher due to increased charges of $8.4 million for staff space used within the building. Building rent for third party customers decreased by $5.2 million.

Expenses. Operating expenses totaled $264.5 million for the year ended December 31, 2003, compared to $249.2 million for the year ended December 31, 2002, a 6% increase. Operating expenses as a percent of total revenues decreased from 81% in 2002, to 69% in 2003, thereby raising the operating margin to 31% in 2003 from 19% in the prior year. The following chart illustrates operating expenses and income from operations in total and as a percent of total revenues:

	2002		2003		Variance
	In Thousands	% of Total	In Thousands	% of Total	In Thousands	% Change
Total revenues	$308,273	100%	$381,302	100%	$73,029	24%

Expenses:
Salaries and benefits	59,315	19%	64,122	17%	4,807	8%
Depreciation and amortization	37,438	12%	32,869	9%	(4,569)	-12%
Professional services	30,716	10%	28,155	7%	(2,561)	-8%
General and administrative expenses	11,171	4%	18,455	5%	7,284	65%
Building operating costs	24,579	8%	25,042	7%	463	2%
Information technology services	42,807	14%	56,116	15%	13,309	31%
Contracted license fees	13,999	5%	27,601	7%	13,602	97%
Programs	3,449	1%	5,891	2%	2,442	71%
Clearing services	—	0%	972	0%	972	—
Loss on impairment of long-lived assets	6,244	2%	—	0%	(6,244)	-100%
Interest	4,754	2%	3,975	1%	(779)	-16%
Litigation	10,735	3%	—	0%	(10,735)	-100%
Severance and related costs	4,033	1%	1,290	0%	(2,743)	-68%

Operating expenses	249,240	81%	264,488	69%	15,248	6%

Income from operations	$59,033	19%	$116,814	31%	$57,781	98%

Salaries and benefits were $64.1 million in 2003, an 8% increase from $59.3 million for the same period of 2002. Salaries and pension costs increased $3.0 million and $1.6 million, respectively, in 2003. Offsetting these increases, was $2.0 million of capitalized salaries related to work performed by our staff on the development of the e-cbot system. Severance costs of $3.4 million related to a separation agreement with our former President and Chief Executive Officer were recorded in 2002. Also, severance costs related to ongoing staff reductions of $1.3 million and $0.6 million were recorded in 2003 and 2002, respectively.

General and administrative expenses increased $7.3 million to $18.5 million in the year ended December 31, 2003. In the second quarter of 2002, we instituted a policy to lease personal computers and computer hardware as opposed to purchasing them. Such lease costs were $0.9 million in 2002 compared to $4.2 million in 2003, an increase of $3.3 million. Losses on foreign currency transactions were $2.1 million in 2003 versus $1.4 million of foreign currency gains in 2002. We have commitments and obligations denominated in both euros and pounds sterling. During 2003, the exchange rate between the U.S. dollar and the euro and between the U.S. dollar and the pound sterling increased by 20% and 11%, respectively. Other fluctuations included increased telecommunications expenses of $1.3 million related to a one-time payment of $0.8 million to a vendor to settle billing disputes, increased bad debt expense of $1.1 million and decreased loss on disposal of fixed assets of $1.5 million.

Depreciation and amortization charges decreased $4.6 million from $37.4 million in 2002 to $32.9 million in 2003. The first quarter of 2002 included $6.2 million of depreciation related to the a/c/e system. In April 2002, we began licensing the a/c/e system software and thereby relinquished any ownership rights to the software. Accordingly, 2003 does not include depreciation related to the a/c/e system. This decrease was offset to a degree by depreciation of $3.4 million recorded on new equipment placed into service during 2003 related to the e-cbot system.

Information technology services were $56.1 million in 2003, a $13.3 million, or 31%, increase from $42.8 million in 2002. In the year ended December 31, 2003, we recorded $4.4 million of expense related to the installation of new data lines to link member firms with the e-cbot system being developed. A portion of these costs have been recovered from member firms and is presented in service revenues. Information technology services also were affected by increased a/c/e system operations costs of $7.8 million, which were higher because of additional operating charges related to the increased electronic trading volume during 2003, and also because of foreign currency fluctuation between the U.S. dollar and the euro, the currency in which the a/c/e system operations costs are denominated.

Contracted license fees were $27.6 million in the year ended December 31, 2003, versus $14.0 million in the prior year. The license fees primarily relate to the licensing arrangement for the a/c/e system software that became effective in April of 2002. Such fees were $24.5 million and $12.0 million in 2003 and 2002, respectively. The a/c/e system software license was denominated in euros and composed of a fixed fee as well as a variable quarterly fee based on daily a/c/e system volume. Volume on the a/c/e system increased about 81% during the year and, as mentioned previously, the average exchange rate between the U.S. dollar and the euro increased 20% as well. These increases, coupled with the full year of a/c/e system software license fees in 2003 versus nine months in 2002, led to the higher a/c/e system software license fees. Other license fees were $3.1 million and $2.0 million in 2003 and 2002, respectively.

Professional services expenses decreased 8% to $28.2 million in 2003. Consultant expenses increased $2.0 million and legal expenses decreased $5.0 million, in 2003 compared to the prior year. We utilized more consultant resources during 2003 because of the development and implementation of the new electronic trading platform. Legal expenses in 2002 included $5.7 million related to representation on a patent litigation lawsuit that had no activity during 2003 as the lawsuit has been settled. Professional services also included amounts related to the current demutualization plan of $3.0 million and $3.3 million in 2003 and 2002, respectively.

Building operating costs in 2003 increased 2%, to $25.0 million, mainly the result of higher general insurance expense of $0.6 million. Interest expense decreased $0.8 million largely due to reductions in outstanding debt. Finally, program costs increased $2.4 million for the most part due to increased expenses of $2.6 million related to market maker programs. Market maker programs, which began in 2002, were expanded during 2003 to generate increased liquidity in designated exchange products.

Minority interest in the income of a subsidiary was $62.9 million in the year ended December 31, 2003. We only recognize minority interest in this subsidiary when we have accumulated net income. Since the subsidiary had accumulated losses during the year ended December 31, 2002, no minority interest was recorded in that period. The minority interest relates to the income of Ceres. Ceres was formed by the CBOT for the purpose of engaging in electronic trading activities related to futures markets. The CBOT, through eCBOT, as general partner, held a 10% interest in Ceres. Members of the CBOT were limited partners of Ceres. Under the terms of the Ceres partnership agreement, income and losses are allocated to the general partner and limited partners based on their partnership interests. Losses in excess of limited partner capital accounts are allocated to eCBOT, as general partner. Electronic volume in 2002 and 2003 increased to the extent that Ceres was able to recuperate the accumulated costs of offering an electronic trading platform and became profitable on an accumulated basis during the middle of 2003. We ceased conducting our electronic trading business through Ceres as of December 31, 2003. Ceres was dissolved on December 31, 2003 and was liquidated during 2004.

The provision for income taxes was $22.5 million for the year ended December 31, 2003, compared to $24.3 million a year earlier. The effective tax rate was 19% and 41% for 2003 and 2002, respectively. The 2003 rate was lower than the prior year largely because of the minority interest recorded in 2003. Excluding the effect of the minority interest, the effective tax rate 2003 would have been 42%. This rate, as well as the prior period rate, were higher than the corporate federal and state combined rate of 40% due to expenses that are non-deductible for tax purposes, such as those related to the restructuring transactions.

Financial Position

At June 30, 2005, total assets were $495.5 million, a $35.1 million increase from the December 31, 2004 balance of $460.4 million. Cash and cash equivalents decreased $1.5 million, primarily the result of cash from operations of $68.0 million, offset by cash payments of $10.7 million and $19.6 million for debt repayments and capital expenditures, respectively, as well as by purchases of short-term investments of $24.7 million and net deposits to restricted cash of $14.4 million. Restricted cash, at June 30, 2005, increased from year end 2004 levels, primarily due to our placing $22.1 million of cash held for membership transfers into an escrow account established to ensure such funds were available for permitted claims. Property and equipment, net of accumulated depreciation, decreased $8.2 million from December 31, 2004. The change to property and equipment reflects recorded depreciation of $27.8 million offset by capital acquisitions of $19.6 million.

At December 31, 2004, total assets were $460.4 million, a $23.6 million decrease from the December 31, 2003 balance of $484.0 million. Cash and cash equivalents decreased $37.2 million, which reflects cash payments of $61.9 million to the limited partners of Ceres for their minority interests in the liquidation of Ceres, $102.5 million of net cash flows from operations and cash payments of $51.3 million and $19.8 million for capital expenditures and debt repayments, respectively. Restricted cash, at December 31, 2004 increased $7.4 million from year end 2003 levels as a result of the placement into escrow of $4.0 million to secure payment of attorney fees as well as a $3.3 million increase in margin collateral required under foreign currency forward contracts in place. The escrow for attorney fees relates to payments potentially required under the settlement agreement associated with the lawsuit discussed above that was brought by certain Associate Members, GIMs, IDEMs and COMs. The increased margin collateral is a result of our increased use of foreign currency forward contracts in an attempt to mitigate our exposure to fluctuations in the pound sterling, the currency in which many of our obligations with AtosEuronext are denominated. Finally, property and equipment, net of accumulated depreciation, increased $4.7 million from December 31, 2003. The change to property and equipment reflects capital acquisitions of $51.3 million, recorded depreciation of $45.7 million and disposals of assets with $0.9 million of net book value.

Our rules and regulations specify minimum financial requirements for delivery of physical commodities, maintenance of capital requirements and deposits on pending arbitration matters. To satisfy these requirements, member firms have deposited U.S. Treasury securities with us. These deposits are not considered our assets, nor does any interest earned on these deposits accrue to us; accordingly, they are not reflected in the consolidated financial statements included in the Exhibits of this prospectus. The aggregate market value of these securities on deposit was $6.1 million and $16.3 million as of December 31, 2004 and December 31, 2003, respectively.

Total liabilities at June 30, 2005 decreased $4.1 million from December 31, 2004 to $162.7 million. Accounts payable at June 30, 2005 decreased $6.4 million from December 31, 2004 to a balance of $14.1 million due to timing differences in payments to vendors. Total debt was reduced as a result of debt payments of $10.7 million made in the first quarter of 2005. Funds held for membership transfers increased $9.9 million due to increased activity in the market for our memberships.

Total liabilities at December 31, 2004 decreased $2.9 million from December 31, 2003 to $166.8 million. Accounts payable decreased $8.8 million from December 31, 2003 to a balance of $20.5 million partly due to a $13.7 million reduction in the amounts owed to our electronic trading system providers. Our obligations to such providers was lower because we were only supporting one electronic trading platform during 2004 whereas we were supporting two at the end of 2003. Also, total debt was reduced as a result of debt payments of $19.8 million made in 2004. These liability decreases were offset by a $10.8 million increase in fees accrued for clearing services, as well as by a $8.3 million increase in our deferred tax liability. Accrued clearing services increased because the fees are paid quarterly in arrears and at year end 2003 our clearing arrangement had been in effect for about one month and only on a limited basis.

Liquidity and Capital Resources

Our operations are the major source of our liquidity. In addition, working capital requirements can be met through an available revolving line of credit. Cash requirements principally consist of operating expenses, capital expenditures for technology enhancements as well as scheduled debt repayments. At June 30, 2005, we had $101.9 million in unrestricted cash and $20.0 million in an available, unused revolving line of credit. At December 31, 2004, we had $91.2 million in unrestricted cash and the $20.0 million line of credit. Borrowings under the line of credit bear interest at the lower of LIBOR plus 2.25% or the bank’s prime rate. The line of credit contains certain covenants, which, among other things, require the CBOT to maintain certain equity levels and financial ratios, as well as restrict the CBOT’s ability to incur additional indebtedness, except in certain specified instances. At June 30, 2005, we were compliant with all covenants under the agreement.

We anticipate that current cash balances and future funds generated through operations will be sufficient to meet cash requirements currently and for the foreseeable future. If we were to experience a significant reduction in our cash flows from operations, we believe we currently have a variety of options for raising capital for short-term cash needs, including the unused revolving line of credit and private or public offerings of our securities.

Net Cash Flows From Operating Activities

Net cash provided by operating activities totaled $68.0 million and $63.4 million for the six months ended June 30, 2005 and 2004 respectively. Cash provided by operations in 2005 primarily consisted of $39.0 million of net income adjusted for non-cash items such as $28.0 million of depreciation. Cash provided by operations in 2004 primarily consisted of $32.5 million of net income adjusted for non-cash items such as $22.3 million of depreciation and amortization.

Net cash provided by operating activities totaled $102.5 million, $114.5 million and $78.9 million for 2004, 2003 and 2002, respectively. Cash provided by operations in 2004 primarily consisted of $42.0 million of net income adjusted for non cash items such as $46.0 million of depreciation, $8.9 million of deferred income taxes and $1.1 million of minority interest in the loss of a consolidated subsidiary.

Cash provided by operations in 2003 primarily consisted of $30.7 million of net income adjusted for non-cash items such as $32.9 million of depreciation and amortization, $8.7 million of deferred taxes and $62.9 million of minority interest in the income of a consolidated subsidiary. This was offset to some degree by increased income tax receivables, prepaid expenses and other assets of $9.8 million, $8.5 million and $8.5 million, respectively. Income tax receivables increased over the prior year due to tax savings related to capital acquisitions made during the year that qualify for an accelerated tax life. Several contracts entered into during 2003 that related to the new electronic trading platform required prepayment of various fees. These prepaid amounts are included in either prepaid or other assets depending on the future period to which they relate and account primarily for the increases in these account balances at December 31, 2003.

Cash provided by operations in 2002 primarily consisted of $34.3 million of net income adjusted for non-cash items such as $37.4 million of depreciation and amortization and $6.2 million of the loss on an asset impairment charge.

Net Cash Flows Used in Investing Activities

Net cash used in investing activities totaled $58.9 million and $18.6 million in the six months ended June 30, 2005 and 2004, respectively. Cash used for investing in 2005 consisted of capital expenditures of $19.6 million as well as $24.7 million of purchases of short-term investments and a $14.4 million increase in restricted cash related to the creation of the trust for funds held during the claims process of membership sales discussed previously. Cash used for investing in 2004 largely related to $11.6 million of capital expenditures.

Net cash used in investing activities totaled $58.4 million, $47.2 million and $23.6 million in 2004, 2003 and 2002, respectively. Cash used for investing largely related to capital acquisitions in 2004, 2003 and 2002 of $51.3 million, $46.1 million and $22.7 million, respectively.

Capital Expenditures

Capital expenditures in the first halves of both 2005 and 2004 related primarily to the technology driving our electronic and open-auction trading platforms. Such expenditures were approximately $12.5 million and $9.3 million in the first six months of 2005 and 2004, respectively. The balance of capital spending in each period generally related to various real estate projects. For 2005, we expect our total year capital expenditures to approximate $54.0 million. Including amounts already invested, planned 2005 investments include $30.0 million for replacement hardware and additional software related to our trading platforms, as well as $24.0 million for real estate projects. Real estate investments are expected to include $13.0 million in “Class L” renovation efforts and $11.0 million in tenant improvement and other building projects. We currently expect that capital expenditures for the second half of 2005 will be approximately $34.0 million and will be funded by cashflows from operations.

As part of our “Class L” renovation efforts, we are planning an $18.5 million, two-year building renovation at 141 W. Jackson that will include cleaning and renovating the limestone facade, elevator modernization, lobby renovation and other infrastructure improvements. In addition, we plan on updating the lighting in the lobby. Our objective is to make the 141 W. Jackson building more appealing for office tenants.

On June 23, 2004, a proposal was approved by the Chicago City Council redesignating the property-tax classification for our landmark building at 141 W. Jackson in Chicago as “Class L” in order to help us renovate it. The Class L classification is expected to lower our property taxes by a total of approximately $17.0 million over 12 years beginning in 2006. The reduction in property-tax assessments associated with the Class L designation is available to owners renovating landmark buildings. The north facade and lobby of the 141 W. Jackson building have been city landmarks since 1977 but a separate ordinance extended protected status to all four facades.

Major capital expenditures in 2004 related to $11.3 million of enhancements to e-cbot, $9.5 million related to a project to automate trade matching of contracts executed in our open-auction arenas and $9.6 million related to various building improvements. The remaining $20.9 million of capital expenditures in 2004 were for various initiatives, primarily made to enhance, support or modernize our technological infrastructure. Capital expenditures during 2003 amounted to $69.7 million. Of this amount, $46.1 million was financed with cash whereas $23.7 million was financed through financing arrangements. Capital expenditures in 2003 were mainly related to the development of the e-cbot system and the CME/CBOT Common Clearing Link. Capital expenditures in 2002 consisted of $3.4 million of building improvements, $3.2 million for a new telephone system and $14.4 million in computer hardware and software costs, which primarily related to a new enterprise resource planning software system.

Net Cash Flows Used in Financing Activities

Net cash used in financing activities totaled $10.6 million and $70.8 million for the first six months of 2005 and 2004, respectively. Cash used for financing in 2005 primarily related to $10.7 million of repayments of long-term debt. Cash used for financing in 2004 largely related to $60.3 million of liquidation payments to the limited partners of Ceres as well as $10.7 million of repayments of long-term debt. Ceres, which formerly conducted the electronic trading activities of the CBOT, was dissolved on December 31, 2003 and was liquidated in 2004 with its assets distributed to its partners in accordance with the terms of the Ceres limited partnership agreement.

Net cash used in financing activities totaled $81.3 million, $10.4 million and $22.7 million for 2004, 2003 and 2002, respectively. We ceased conducting our electronic trading business through Ceres as of December 31, 2003. Ceres was dissolved on December 31, 2003 and was liquidated during 2004. Cash used for financing in

2004 largely related to $61.9 million of liquidation payments to the limited partners of Ceres as well as $19.8 million of repayments of long-term debt. Cash used for financing in 2003 and 2002 predominately related to repayments of long-term debt.

Long-Term and Short-Term Debt

Total debt at June 30, 2005 was $39.4 million, comprised of $21.4 million of senior notes and $18.0 million (10.1 million pounds sterling) due to AtosEuronext under a financing agreement denominated in pounds sterling related to the development of e-cbot in 2003. The senior notes are repayable in equal annual installments through 2007 and bear interest at a rate of 6.81%. The AtosEuronext financing agreement is repayable in equal annual installment through 2006. Interest was prepaid at the time of the borrowing at an effective rate of approximately 5.6%.

During the full year 2004, besides the scheduled payment of $10.7 million made on senior notes payable, we also made scheduled principal repayments of $9.1 million on the AtosEuronext financing agreement. During 2003, we made a scheduled payment of $10.7 million on the senior notes. During 2002, we made a scheduled payment of $10.7 million on the senior notes, repaid a $4.3 million note due to Eurex related to the a/c/e system and made an $8.0 million early payment to retire a secured note payable due in 2004. Please see Note 3 to the consolidated financial statements for further discussion of debt activity.

Contractual Obligations

The following aggregates contractual commitments and obligations that affect our financial condition and liquidity position as of December 31, 2004 (in thousands):

	Payments Due by Period
Contractual Obligations	Total	2005	2006 to 2007	2008 to 2009	2010 and Beyond
Long-term debt obligations	$51,433	$20,359	$31,074	$0	$0
Interest on long-term debt	3,284	1,824	1,460	—	—
Operating lease obligations	10,311	6,160	4,149	2	—
Purchase obligations (1)	123,891	30,445	62,240	31,206	—
Other long-term liabilities reflected on the Balance Sheet under GAAP (2)	6,000	2,000	4,000	—	—

Total	$194,919	$60,788	$102,923	$31,208	$0

(1)	Purchase obligations include scheduled payments to AtosEuronext in connection with the operation of our electronic trading platform and minimum required payments to the CME in connection with the CME/CBOT Common Clearing Link.

(2)	Other long-term liabilities relate to payments due from a settlement agreement in a patent rights lawsuit entered in 2002 and exclude approximately $39.1 million related to deferred tax liabilities and post-employment benefit plans due to the uncertainty of the timing of eventual payments.

AtosEuronext Agreements

In May 2003, we entered into a managed services agreement with LIFFE pursuant to which LIFFE was obligated to provide us services related to the operation and support of e-cbot. In July 2005, this agreement was assigned to AtosEuronext, a joint venture of Euronext and AtosOrigin. The agreement took effect on November 23, 2003 and expires on December 31, 2008. The minimum costs due under this agreement are $12.4 million, $12.9 million, $13.4 million and $13.2 million in 2005, 2006, 2007 and 2008, respectively. In addition, we entered into a software license agreement with LIFFE pursuant to which we license the software necessary for the operation of e-cbot, which has also been assigned to AtosEuronext. License fees under this agreement are fixed and are not dependent on transaction volume. Pursuant to these agreements, AtosEuronext generally retains all rights and interest in and to the LIFFE CONNECT® technology while being required to provide support and make modifications as specified by us.

CME Clearing Services Agreement

In April 2003, we signed a clearing services agreement with the CME under which the CME provides clearing and related services for all of our products. The initial term of the clearing services agreement is four years, with optional three year renewals. On March 1, 2004, the initial term was extended by one year to January 10, 2009.

We are responsible for costs associated with the establishment and maintenance of all telecommunications equipment and services required under the clearing services agreement. As part of the agreement, we collect a clearing fee on each side of a trade made on our platforms. A portion of this fee is payable to the CME for their clearing services provided. The fee varies based on transaction volume and is guaranteed to the CME to be at least $4.5 million per quarter.

Ceres Liquidation

We ceased conducting electronic trading through Ceres as of December 31, 2003. Ceres was dissolved on December 31, 2003 and was subsequently liquidated with its assets distributed to its partners in accordance with the terms of the Ceres limited partnership agreement. In January 2004, $60.3 million was paid to the limited partners of Ceres as a liquidating distribution. In November 2004, a final distribution of $1.6 million was paid to the limited partners of Ceres, thus completing the liquidation of Ceres assets.

OneChicago, LLC Venture

In August 2001, we became a minority interest holder in the venture OneChicago, LLC with the CBOE and the CME. OneChicago is a for-profit company whose business is to facilitate the electronic trading of single-stock futures. Pursuant to the joint venture agreement, we were obligated to make capital contributions of approximately $1.0 million, which was satisfied in February 2002. While not obligated to make further capital contributions to OneChicago, we may elect to participate in additional capital requests to maintain our relative ownership in OneChicago. We made such voluntary contributions totaling approximately $2.2 million as of June 30, 2005. We recognized after-tax losses of $0.4 million, $0.7 million and $0.5 million in 2002, 2003 and 2004, respectively, and of $0.4 million in the first six months of 2005, with respect to our minority interest in OneChicago.

Critical Accounting Policies

The information provided below describing critical accounting policies is pursuant to SEC Financial Reporting Release No. 60 directing registrants to include a discussion of “critical” accounting policies or methods used in the preparation of financial statements.

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts in the financial statements. Actual amounts could differ from those estimates. The following represents those critical accounting policies where materially different amounts would be reported under different conditions or using different assumptions.

Receivables

Accounts receivable, net of allowances, were $34.6 million and $40.8 million at December 31, 2004 and June 30, 2005, respectively. Allowances were determined based upon our evaluation of known requirements, aging of receivables, historical experience and the current economic environment. Amounts associated with potential bad debts, net of expected recoveries, are reflected in net accounts receivable. These types of allowances are reflected as a reduction of revenue upon the determination that such allowances are reasonably estimatible and probable. While we believe that we have appropriately considered known or expected outcomes, our customers’ ability to pay their obligations, including those to us, could be adversely affected by such factors as contraction in exchange trading volume or a general decline in the economy.

Exchange Fee Rebates

Clearing firms designate the membership/customer status for each trade submitted to the CBOT, which determines the exchange fee rate applied to the trade. If clearing firms subsequently identify errors in the designations of the membership/customer status, they may request a rebate for the incorrectly charged exchange fee rate. Prior to January 1, 2005, clearing firms could submit requests for adjustments relating to trading activity during the past year. Subsequent to January 1, 2005, the period for adjustment was reduced to six months. We provide an accrual for exchange fee rebates based on pending rebate requests and our historical pattern of rebates processed, and record the liability as a reduction of exchange fee revenue. We regularly analyze the historical rebate trend and make adjustments to recorded reserves as appropriate. Rebates charged against exchange fee revenue in 2004 amounted to approximately $3.7 million, or approximately 2 percent, of gross exchange fee revenue. A one-percentage point increase in the rebates to related gross exchange fee revenue would decrease net sales and operating income by approximately $1.8 million.

The following provides a reconciliation of the accrual for exchange fee rebates, as of, and for the years ended December 31, and the six months ended June 30 (in thousands):

	Year Ended			June 30
	2002	2003	2004	2005
Accrual for exchange fee rebates–beginning of period	$3,899	$2,568	$4,351	$2,301
Provision	2,160	2,846	3,683	1,457
Payments	(3,491)	(1,063)	(5,733)	(1,803)

Accrual for exchange fee rebates–end of period	$2,568	$4,351	$2,301	$1,955

Real Estate Taxes

We own three buildings in the downtown Chicago area. Real estate taxes are assessed on these buildings based upon the market value as determined by the taxing agency. Real estate taxes are received and payable in the year following the assessment year. Therefore, we must estimate the real estate tax liability for a year before the actual assessment has been determined. We use historical increases in tax rates, as well as the assistance of outside real estate counsel, to determine the appropriate real estate tax liability to record.

Long-Lived Assets

Long-lived assets to be held and used by us are reviewed to determine whether any events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. We base our evaluation on such impairment indicators as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements, as well as other external market conditions or factors that may be present. If such impairment indicators are present that would indicate that the carrying amount of the asset may not be recoverable, we determine whether an impairment has occurred through the use of an undiscounted cash flows analysis of assets at the lowest level for which identifiable cash flows exist. In the event of an impairment, we recognize a loss for the difference between the carrying amount and the estimated value of the asset as measured using quoted market prices or, in the absence of quoted market prices, a discounted cash flow analysis.

Pension and Post-Retirement Benefits

We offer pension benefits and post-retirement health care benefits to many of our employees. We engage outside actuaries to calculate our obligations and costs under these programs. With the assistance of outside actuaries, we must develop long-term assumptions, the most significant of which are the health care cost trend rate, discount rate and the expected return on plan assets which for 2004, we estimated to be 10.0%, 6.0% and 8.5%, respectively. A difference between the assumed rates and the actual rates, which will not be known for decades, can be significant in relation to the obligations and the annual cost recorded for these programs. Note 6 to the consolidated financial statements describes the impact of a one-percentage point change in the health care cost trend rate; however, there can be no certainty that a change would be limited to only one percentage point.

Litigation

We account for litigation losses in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 5, Accounting for Contingencies. Under SFAS No. 5, loss contingency provisions are recorded for probable losses at management’s best estimate of a loss, or when a best estimate cannot be made, a minimum loss contingency amount is recorded. Accordingly, we are often initially unable to develop a best estimate of loss, and therefore the minimum amount, which could be zero, is recorded. We have no recorded reserve for legal proceedings as management does not believe there is a probable or estimable loss.

Market Risk

We provide markets for trading futures and options on futures. However, we do not trade futures and options on futures for our own account. We invest available cash in highly liquid, short-term investment grade paper, as well as short-term U.S. Treasury securities. We do not believe there is significant risk associated with these short-term investments. Our long-term debt bears interest at a weighted fixed rate of 6.2%. Based on the terms of our existing long-term debt and the terms currently available for similar borrowings, management estimates the fair value of the long-term debt approximates the carrying value.

Foreign Currency Risk

We have from time to time entered into arrangements that are related to the provision of our electronic trading software that are denominated in euros and pounds sterling. As a result, we are exposed to movements in foreign currency exchange rates. We engage in foreign currency hedging activities from time to time in order to reduce our risk from movements in foreign currency exchange rates where practicable to do so. However, where we are not able to enter into foreign currency hedging transactions on terms satisfactory to us, we retain risk associated with movements in foreign currency exchange rates.

The primary purpose of our foreign currency hedging activities is to manage the volatility associated with foreign currency purchases of materials and services and liabilities created in the normal course of business. We do not rely on economic hedges to manage risk.

We enter into forward contracts when the timing of the future payment is certain. When the exact foreign currency amount is known, such as under fixed service agreements, we treat this as a firm commitment and identify the hedge instrument as a fair value hedge. When the foreign currency amount is variable, such as under variable service agreements, we treat this as a forecasted transaction and identify the hedge instrument as a cash flow hedge. At the time we enter into a forward contract, the forecasted transaction or firm commitment is identified as the hedged item and the forward contract is identified as the hedge instrument. We measure hedge ineffectiveness using the forward rates for hedges at each reporting period. In all forward contracts, the critical terms of the hedging instrument and the hedged item match. At each reporting period we verify that the critical terms of the contract continue to be the same.

In connection with our arrangements with Eurex, we previously utilized foreign currency forward contracts that we identified as cash flow hedges. These cash flow hedges were intended to offset the effect of exchange rate fluctuations on forecasted purchases of variable monthly services denominated in euros. These contracts designated as cash flow hedges had notional amounts approximating $3.4 million (3.1 million euros) at December 31, 2003. Gains and losses on these instruments were deferred in other comprehensive income (OCI) until the underlying transaction was recognized in earnings. A gain before income taxes of approximately $0.1 million was deferred in OCI at December 31, 2003, and was reclassified into general and administrative expense as the underlying transactions were recognized. There were no gains or losses recorded on these cash flow hedges related to hedge ineffectiveness.

We currently utilize foreign currency forward contracts that we identify as fair value hedges. These are intended to offset the effect of exchange rate fluctuations on firm commitments for purchases of fixed annual and quarterly services denominated in pounds sterling associated with our arrangements with AtosEuronext. These contracts, designated as fair value hedges, had notional amounts approximating $43.8 million (25.6 million pounds sterling) at June 30, 2005, $51.9 million (30.1 million pounds sterling) at December 31, 2004 and $7.7 million (4.4 million pounds sterling) at December 31, 2003. Gains and losses on these hedge instruments, as well as the gains and losses on the underlying hedged item, are recognized currently in general and administrative expense. There were no gains or losses recorded on these fair value hedges related to hedge ineffectiveness.

We also utilize foreign currency forward contracts that are intended to offset the effect of exchange rate fluctuations on recorded debt that is denominated in pounds sterling. These contracts, which are not designated as hedges under FASB Statement No. 133, had notional amounts approximating $17.5 million (10.1 million pounds sterling) at June 30, 2005. Gains and losses on these hedge instruments, as well as the gains and losses on revaluing the recorded debt, are recognized currently in general and administrative expense.

Recent Accounting Pronouncements

In November 2002, the FASB issued FASB Interpretation No. (“FIN”) 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. The disclosure provisions of FIN 45 became effective for financial statements that end after December 15, 2002. The provisions for initial recognition and measurement became effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. The adoption of FIN 45 did not have an impact on our consolidated financial statements for the year ended December 31, 2003.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which addresses financial accounting and reporting for costs associated with exit or disposal activities. SFAS No. 146 nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring). The adoption of SFAS No. 146 did not have an impact on our financial position or results of operations.

In January 2003, the FASB issued FIN 46, Consolidation of Variable Interest Entities. FIN 46 clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 requires the consolidation of a variable interest entity whereby an enterprise will absorb a majority of the entity’s expected losses if they occur, receive a majority of the entity’s expected residual returns if they occur, or both. In December 2003, the FASB issued FIN 46R, Consolidation of Variable Interest Entities, an interpretation of ARB 51 (as revised December 2003). FIN 46R provides guidance on the identification of entities for which control is achieved through means other than through voting rights (Variable Interest Entities) and how to determine when and which business enterprise should consolidate the Variable Interest Entity (the Primary Beneficiary). The adoption of FIN 46R did not have an impact on our financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This Statement became effective for financial instruments entered into or modified after May 31, 2003 and establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). The adoption of SFAS No. 150 did not have an impact on our financial position or results of operations.

In December 2003, the FASB issued SFAS No. 132 (revised December 2003) (“SFAS No. 132R”), Employers’ Disclosures about Pensions and Other Postretirement Benefits to revise employers’ disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans required by FASB Statements No. 87, Employers’ Accounting for Pensions, No. 88, Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, and No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions. This Statement retains the disclosure requirements contained in SFAS No. 132, Employers’ Disclosures about Pensions and Other Postretirement Benefits, which it replaces. Additional disclosures include information describing the types of plan assets, investment strategy, measurement date(s), plan obligations, cash flows, and components of net periodic benefit cost recognized during interim periods. SFAS No. 132R became effective for financial statements with fiscal years ending after December 15, 2003. The interim-period disclosures required by this Statement became effective for interim periods beginning after December 15, 2003. We have adopted the disclosure requirements of FAS No. 132R.

In December 2004, the FASB issued SFAS No. 153, Exchange of Non-monetary Assets—an amendment of APB Opinion No. 29 which is based on the principle that exchanges of non-monetary assets be measured based on the fair value of the assets exchanged. This statement eliminates the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. This Statement is effective for financial statements with fiscal years ending after June 15, 2005. It is anticipated that the adoption of SFAS No. 153 will not have an impact on the CBOT’s financial position or results of operations.

In December 2004, the FASB issued SFAS No. 123 (revised December 2004) (SFAS No. 123R), Share-Based Payment which establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services, primarily focusing on transactions in which an entity obtains employee services in share-based payment transactions. It does not change the guidance for share-based transactions with parties other than employees provided in Statement No. 123 as originally issued and EITF No. 96-18, Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Service. The Statement requires the measurement of the cost of employee services received in exchange for an award of equity instruments to be based on the grant-date fair value of the award. This Statement is effective for financial statements with fiscal years beginning after June 15, 2005. It is currently not anticipated that the adoption of SFAS No. 123R will have a material impact on the CBOT’s financial position or results of operations.

Quarterly Comparisons

Our operating results may fluctuate as a result of, among other things, trading volume. The information below sets forth by quarter our income statement data for the six months ended June 30, 2005 and for the years ended December 31, 2004 and 2003 (in thousands):

Six Months Ended June 30, 2005

	1st Quarter	2nd Quarter
Revenues	$116,457	$120,587
Expenses	80,469	86,857

Income from operations	35,988	33,730

Net income	$20,788	$18,234

Year Ended December 31, 2004

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Revenues	$100,885	$102,096	$93,575	$83,637
Expenses	74,004	73,585	73,774	84,607

Income from operations	26,881	28,511	19,801	(970)

Net income	$16,018	$16,522	$12,166	$(2,721)

Year Ended December 31, 2003

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Revenues	$81,544	$95,932	$104,918	$98,908
Expenses	55,572	66,456	64,370	78,090

Income from operations	25,972	29,476	40,548	20,818

Net income	$14,832	$9,861	$6,864	$(850)

In the second quarter of 2005 and the fourth quarter of 2004, we recorded $4.0 million and $3.5 million, respectively, in litigation expenses related to the settlement of the lawsuit brought by certain Associate Members, GIMs, IDEMs and COMs relating to the proposed allocation of equity in the restructuring transactions of the CBOT.

In both the first and second quarter of 2004, we recorded $4.7 million of membership dues revenue. The dues assessment was made to provide us with adequate funds to meet increased financial demands associated with competitive pressures such as the launch of Eurex US. The need for an additional dues levy was reviewed by the board of directors in July 2004 at which time it was decided that an additional dues levy was unnecessary. The board of directors reevaluated this decision in October 2004 and decided to rescind the original dues assessment. The rescission of the dues was recorded in the fourth quarter of 2004.

In the fourth quarter of 2003, we recorded $3.4 million in charges related to support agreements for the new electronic trading platform that became operational during November, as well as $2.7 million in depreciation on assets placed into service related to the new electronic trading platform.

In the second, third and fourth quarters of 2003, we recorded minority interest in the income of our Ceres subsidiary of $12.8 million, $28.3 million and $21.8 million, respectively. We only recognized minority interest in this subsidiary when we had accumulated net income. Since the subsidiary had accumulated losses prior to the second quarter of 2003, no minority interest was recorded previously.

THE RESTRUCTURING TRANSACTIONS

On April 22, 2005, we completed a series of restructuring transactions that converted our organization from a nonstock, not-for-profit company with members into a stock, for-profit holding company with stockholders and a nonstock, for-profit derivatives exchange subsidiary with members. This type of transaction is sometimes called a demutualization. As a result of the restructuring transactions, CBOT members became stockholders of CBOT Holdings and members of the CBOT. The restructuring transactions were designed to:

•	demutualize our organization by creating a stock, for-profit holding company, CBOT Holdings, and distributing shares of common stock of CBOT Holdings to our members, while maintaining the CBOT as a nonstock subsidiary of CBOT Holdings;

•	modernize our corporate governance structure by, among other things, adopting new mechanisms for initiating and voting on stockholder and member proposals, providing for a modest reduction in the size of our board and modifying the nomination and election process for directors as well as the terms of office and qualifications of directors; and

•	facilitate the creation of public markets for equity securities of CBOT Holdings following a subsequent approval by the stockholders of CBOT Holdings.

As a result of the restructuring transactions, each CBOT member received:

•	shares of Class A common stock, designated in three series known as Series A-1, A-2 and A-3; and

•	one of the five series of Class B memberships in the CBOT that corresponds to the class of membership held immediately prior to the restructuring transactions.

The Class A common stock represents an equity ownership interest in CBOT Holdings and has traditional features of common stock, including dividend, voting and liquidation rights.

The holders of Class A common stock have the right to vote on all matters upon which the stockholders of CBOT Holdings are entitled to vote generally, including the election of directors. The holders of Class A common stock also have the right to vote on any proposal for any transaction either involving the sale of a significant amount of CBOT Holdings’ assets to a third party or in which CBOT Holdings proposes to acquire, invest in or enter into a business in competition with the then existing business of the CBOT (which also includes any business proposed as of such time). Further, the affirmative vote of a majority of the votes cast by the holders of Class A common stock of CBOT Holdings is required for CBOT Holdings, as the holder of the sole Class A membership in the CBOT, to vote in favor of any of the following proposals at any annual or special meeting of the stockholders:

•	any merger of the CBOT with another entity;

•	any transaction (or series of related transactions) involving the sale of a significant amount of the CBOT’s assets to a third party;

•	any transaction (or series of related transactions) in which the CBOT proposes to acquire, invest in or enter into a business in competition with the then existing business of the CBOT; or

•	any dissolution or liquidation of the CBOT.

Amendments to the certificate of incorporation of CBOT Holdings generally require the approval of the board of directors of CBOT Holdings and the approval of a majority of the outstanding shares of Class A common stock. In addition, the board of directors of CBOT Holdings has the authority to adopt, amend or repeal the bylaws of CBOT Holdings without the approval of stockholders. However, the holders of Class A common stock also have the right to initiate, without the approval of the board of directors of CBOT Holdings, proposals to adopt, amend or repeal the bylaws of CBOT Holdings.

The number of shares of Class A common stock received by each member in the restructuring transactions was determined in accordance with our settlement of a lawsuit brought by certain members challenging our previously proposed allocation methodology. Of the total shares of Class A common stock received by each member, about one-third was issued as Series A-1, about one-third was issued as Series A-2 and about one-third was issued as Series A-3. The Class A common stock was issued in three series in order to implement certain transfer restrictions applicable to the shares.

The following chart depicts the number of shares of Class A common stock received by the CBOT members pursuant to the restructuring transactions.

CBOT Holdings Class A Common Stock

Received by each CBOT Membership and each Class of CBOT Membership,

and the Relative Voting Power at CBOT Holdings

Class of CBOT Membership	Number of Members	Shares of Class A Common Stock Received for each CBOT Membership	Shares of Class A Common Stock Received by each Class of CBOT Membership	Relative Voting Power at CBOT Holdings of each Class of CBOT Membership(1)
Full	1,402		38,327,876	77.65%
Series A-1		9,114
Series A-2		9,112
Series A-3		9,112

Total		27,338
Associate	807		8,070,000	16.35%
Series A-1		3,334
Series A-2		3,333
Series A-3		3,333

Total		10,000
GIM	120		600,000	1.22%
Series A-1		1,668
Series A-2		1,666
Series A-3		1,666

Total		5,000
IDEM	641		705,100	1.43%
Series A-1		368
Series A-2		366
Series A-3		366

Total		1,100
COM	643		1,607,500	3.26%
Series A-1		834
Series A-2		833
Series A-3		833

Total		2,500

Sub-Total	3,613		49,310,476	99.90%

Plaintiff Class Representative Compensation			49,360	0.10%

Grand Total			49,359,836	100.00%

(1)	The sum of the percentages does not total exactly 100.00% as a result of rounding.

The shares of Series A-1, A-2 and A-3 common stock received by CBOT members in connection with the restructuring transactions are generally subject to a complete restriction on transfer. However, holders of Series A-1, A-2 and A-3 common stock may transfer all, but not less than all, of their shares of Series A-1, A-2 and A-3 common stock if all such shares are transferred together with the Class B membership associated with such shares. The transfer restriction periods applicable to each series of Class A common stock will expire:

•	180 days after the close of this offering in the case of Series A-1 common stock;

•	360 days after the close of this offering in the case of Series A-2 common stock;

•	540 days after the close of this offering in the case of Series A-3 common stock.

Subject to our right to conduct organized sales of Class A common stock, when the restriction period applicable to a series of shares expires, the series of shares will automatically convert into unrestricted Class A common stock. The board of directors of CBOT Holdings has the ability to reduce or eliminate the general transfer restrictions applicable to the Series A-1, A-2 and A-3 common stock of CBOT Holdings. Holders of restricted Class A common stock are also able to transfer their shares prior to the expiration and conversion in connection with a “permitted transfer.” For more information about these transfer restrictions, please see the section entitled “Description of Capital Stock—Transfer Restrictions.”

There were five series of Class B memberships in the CBOT issued to members, Series B-1 (Full), Series B-2 (Associate), Series B-3 (GIM), Series B-4 (IDEM) and Series B-5 (COM), with each series corresponding to one of the five previously existing classes of CBOT membership. The Class B memberships represent trading rights and privileges in the exchange operated by the CBOT. With respect to each series of Class B membership, the trading rights and privileges, including, in the case of the Series B-1 (Full) members, the right to exercise and become a member of the Chicago Board Options Exchange without purchasing a membership on such exchange, correspond to those previously associated with the corresponding class of membership. Class B memberships in the CBOT are freely transferable, subject to any applicable membership requirements of the CBOT.

The Class B memberships do not entitle the holders to the right to receive any dividends or distributions, including the proceeds from liquidation, from the CBOT. The holders of Series B-1 (Full) and B-2 (Associate) memberships have the exclusive right among members (including CBOT Holdings as the Class A member) to vote on any proposals to amend the certificate of incorporation of the CBOT approved by the CBOT board of directors and to initiate and vote on, whether or not approved by the board of directors, any proposals to amend the bylaws of the CBOT.

The board of directors of the CBOT also has the right to amend the bylaws of the CBOT, which include the rules and regulations of the exchange. However, the holders of Series B-1 (Full) and B-2 (Associate) memberships have the exclusive right among members to vote on proposals by the board of directors of the CBOT to amend the bylaws of the CBOT in a manner that would adversely affect the following “core rights”:

•	the allocation of products that holders of any series of Class B membership may trade on the exchange operated by the CBOT (that is, the elimination of any product from a holder’s trading rights and privileges);

•	the requirement that, subject to certain limited exceptions, holders of Class B memberships are charged transaction fees for trades of the CBOT’s products that are lower than the transaction fees charged to someone who is not a holder of a Class B membership for the same products;

•	the membership and eligibility requirements to become a holder of a Class B membership or to exercise the associated trading rights or privileges;

•	the commitment to maintain current open-auction markets so long as each such market is deemed liquid; and

•	the requirement that any proposal to offer electronic trading between 6:00 a.m., Central Time, and 6:00 p.m., Central Time, of agricultural products currently traded on our open-auction markets be approved by the holders of Series B-1 (Full) and B-2 (Associate) memberships in the CBOT.

In addition, pursuant to the terms of a settlement agreement entered into by the CBOT and certain of its members related to a lawsuit brought by certain members challenging a previously proposed methodology for allocating equity in the CBOT in the restructuring, unless and until a “change of control” of the CBOT occurs, the CBOT is contractually prohibited from adopting any amendment to its certificate of incorporation, bylaws or rules and regulations, as in effect as of February 2, 2004, that would adversely affect the contract trading rights of Series B-2 (Associate), Series B-3 (GIM), Series B-4 (IDEM) and Series B-5 (COM) members of the CBOT.

The following chart shows the number and type of Class B memberships received in the restructuring transactions in respect of each former class of CBOT membership prior to the restructuring transactions. In addition, the chart shows the relative voting power of the holders of the Class B memberships, by class of CBOT membership, upon the completion of the restructuring transactions on those matters on which Class B memberships are entitled to vote.

Class B Memberships in the CBOT

Received for each Former CBOT Membership and each Class of Former CBOT Membership,

and the Relative Voting Power at the CBOT

Former Class of CBOT Membership	Number of Current Members	Number and Series of Class B Membership Received for each Former CBOT Membership	Number and Series of Class B Membership Received by each Class of CBOT Membership	Relative Voting Power at the CBOT of each Current Class of CBOT Membership
Full	1,402	1 Series B-1	1,402 Series B-1	91.25%
Associate	807	1 Series B-2	807 Series B-2	8.75%
GIM	120	1 Series B-3	120 Series B-3	0.00%
IDEM	641	1 Series B-4	641 Series B-4	0.00%
COM	643	1 Series B-5	643 Series B-5	0.00%

Total	3,613			100.00%

INDUSTRY OVERVIEW

Introduction

Futures and options on futures contracts are derivative products that provide the means for hedging, speculation and asset allocation and are used in nearly all sectors of the global economy. Futures and options on futures contracts are generally traded through a centralized auction or computerized matching process, with all bids and offers on each contract made public. Through this process, a prevailing market price is reached for each contract, based primarily on the laws of supply and demand. Futures and options on futures markets are rarely used to actually buy or sell the physical commodity or financial instrument being traded. Rather, they are used for price estimation, risk management and, for some people, investment and profit.

As a general matter, futures contracts are contracts made to buy or sell a commodity or financial instrument at a specific date in the future, which are standardized according to the quality, quantity and delivery time and location for such underlying commodity or financial instrument. Options on futures contracts are contracts that provide the buyer the right and the seller the obligation to buy or sell, respectively, a futures contract at a certain price for a limited period of time.

Futures contracts were developed primarily in the midwestern United States during the mid-1800s as a mechanism to assist agricultural producers and commercial users in managing the price risks they faced as a result of problems associated with changes in supply and demand, transportation and storage of crops. By the mid-1860s, most of the features of modern futures contracts were being utilized by market participants, including standardized quality, quantity and time and location of delivery as well as a margining system, that is, a system for depositing funds with the exchange to guarantee performance of futures contracts.

The futures industry that developed in the late-1800s and early-1900s largely served agricultural producers and commercial users. However, the advent of futures contracts based upon financial futures, which developed following the move towards floating exchange rates between U.S. and Western European countries in the early 1970s, greatly expanded the uses and benefits of futures contracts. Today, the futures industry makes available for trading futures contracts based upon interest rates, agricultural commodities, currencies, equities and equity indices and other underlying instruments and risk-based activities.

Notwithstanding the rapid growth and diversification of futures markets, their primary purpose remains the same—to provide an efficient mechanism for the management of price risks. Futures markets attract two kinds of market participants: hedgers, or those who seek to minimize and manage price risk, and speculators, or those who are willing to take on risk in the hope of making a profit. By buying and selling futures contracts, hedgers seek to protect themselves from adverse price changes. For example, a producer hedger wants to transfer the risk that prices will decline by the time a sale is made. By contrast, a consumer hedger wants to transfer the risk that prices will increase before a purchase is made. Speculators buy when they anticipate rising prices and sell when they anticipate declining prices. The interaction of hedgers and speculators helps to provide active, liquid and competitive markets. Other market participants utilize futures as a method of asset allocation and a means to achieve greater diversification and a potentially higher overall rate of return on their investments. These market participants attempt to assure that at least a portion of their investment portfolio is allocated to an asset class that has the potential to perform well when other portions of the portfolio are underperforming.

Methods of Trading

Trading in futures products at futures exchanges has traditionally occurred primarily on physical trading floors in arenas called “pits” through an auction process known as “open-auction.” Open-auction trading is face-to-face trading, with each trader serving as his or her own auctioneer. The traders stand in the pit and make bids and offers to one another, via shouting or flashed hand signals, to buy and sell contracts. Only members owning or leasing a seat on the exchange may trade in the pit, and orders from individual and institutional traders are sent to these members on the trading floor, usually through a broker. The rules of many exchanges also permit block trading, which involves the private negotiation of large purchases and sales away from the trading floor, but which are settled and cleared through the exchange’s clearing facilities.

Futures exchanges also offer exchange-for-physical, or EFP, transactions and exchange basis facility, or EBF, transactions. An EFP transaction is a simultaneous exchange of a futures position for a corresponding cash position, outside of the public market, in the context of a non-interest rate contract. An EBF is essentially an EFP trade that is transacted in the context of interest rate contracts. EFPs and EBFs are also sometimes referred to as “cash for futures transactions.”

In order to expand access to their markets, most futures exchanges, either exclusively or in combination with open-auction trading facilities, provide electronic trading platforms that allow subscribing customers to obtain real-time information about bid and ask prices and trading volume and enter orders directly into the platform’s centralized order book, subject to the agreement of a clearing firm to accept responsibility for clearing resulting transactions on behalf of the customer. The emergence of electronic trading has been enabled by the ongoing development of sophisticated electronic order routing and matching systems, as well as advances in communications networks and protocols. Examples of electronic trading platforms include Globex and LIFFE CONNECT® and platforms offered by Eurex and eSpeed.

Liquidity of Markets

Liquidity of markets is a key component to retaining current customers, attracting new customers and ensuring the success of a market. Liquidity is important because it means a contract is easy to buy or sell quickly with minimal price disturbance. Liquidity is a function of the number of participants making a market or otherwise trading in a contract, the size, or notional value, of the positions participants are willing to accommodate and the prevailing spread between the levels at which bids and offers are quoted for the relevant contract. As a result, the volume of contracts or transactions executed on an exchange is a widely recognized indicator of liquidity on the exchange. Volume is stated in round turn trades, which represent matched buy and sell orders. In addition, the daily total of positions outstanding on an exchange, or open interest, and notional values of contracts traded are widely recognized indicators of the level of customer interest in a specific contract.

A neutral, transparent and relatively anonymous trading environment, as well as a reputation for market integrity, are critical to the establishment and maintenance of a liquid market. In addition, a successful exchange must provide cost-effective execution and have access to an advanced technology infrastructure that enables reliable and efficient trade execution as well as dependable clearing and settlement capabilities.

Clearing and Settlement

Transactions executed on futures exchanges are settled through an entity called a clearing house that acts as a central counterparty to the clearing firm on each side of the transaction. When a futures transaction has been executed in the pit or on an electronic platform and matched, the clearing house facilitates the consummation of the transaction by substituting itself as the counterparty to both the clearing firm that is or represents the buyer and the clearing firm that is or represents the seller in the transaction. By interposing itself between two transacting parties, a clearing house guarantees the contractual obligations of the transaction. A clearing house also can provide clearing services for transactions that occur outside the pit or electronic platform, such as block trades, EFPs and EBFs.

The measures used to evaluate the strength and efficiency of a clearing house include the number of transactions that are processed per day, the amount of settlement payments that are handled per day and the amount of collateral deposits managed by the clearing house. Examples of clearing houses for futures products include the CME Clearing House, The Clearing Corporation, LCH.Clearnet, Eurex Clearing AG and Singapore Exchange Derivatives Clearing Limited.

Industry Growth

Based on data from the Futures Industry Association, the total number of futures and options on futures contracts traded worldwide on reporting derivatives exchanges grew from about 1.5 billion in 1999 to about 4.0 billion in 2004, representing a compound annual growth rate of about 22.5%. In the United States, the total number of futures and options on futures contracts traded on derivatives exchanges increased from about 592.9 million in 1999 to about 1.6 billion in 2004. In Europe, the total number of futures and options on futures contracts traded on derivatives exchanges grew from about 565.2 million in 1999 to about 1.3 billion in 2004, and in Asia this number grew from 206.5 million in 1999 to 607 million in 2004.

We believe that there are currently about 52 futures exchanges located in about 30 countries. The top 15 futures exchanges in order of volume of futures and options on futures contracts traded for the year ended December 31, 2004 based on publicly reported data are: CME, Eurex, a joint venture of Deutsche Börse and the Swiss Exchange, CBOT, Euronext.liffe, Mexican Derivatives Exchange, Bolsa de Mercadorias & Futuros, New York Mercantile Exchange, Dailan Commodity Exchange, Tokyo Commodity Exchange, London Metal Exchange, National Stock Exchange of India, Korea Futures Exchange, Taiwan Futures Exchange, Sydney Futures Exchange and Tel-Aviv Stock Exchange. Based on this data, in the United States, the top four futures exchanges are the CME, the CBOT, the New York Mercantile Exchange and the New York Board of Trade.

We believe that the substantial recent growth in global futures and options on futures trading volume is attributable to a number of factors:

•	increasing awareness of the importance of risk management;

•	greater price volatility in key market sectors, such as in the fixed-income sector;

•	greater access to futures and options on futures markets through technological innovation and the relaxation of regulatory barriers; and

•	growing awareness of the opportunities to obtain or hedge market exposure through the use of futures and options on futures contracts at a lower cost than the cost of obtaining or hedging comparable market exposure by purchasing or selling the underlying financial instrument or commodity.

Trends in the Industry

Globalization, increasingly sophisticated market participants, deregulation, recent advances in technology and consolidation are changing the way both the futures and broader commodities and derivatives exchange markets operate. We describe each of these trends below.

Globalization

In recent years, the world’s financial markets, as well as the derivatives exchanges that serve them, have experienced an accelerating pace of globalization. Robust growth and an increasing standard of living in emerging economies such as China and India are causing imbalances in supply and demand of both industrial and agricultural commodities. The emphasis on greater geographic diversification of investments, investment opportunities in emerging markets such as these and expanded cross-border commercial activities are leading to increasing levels of cross-border trading and capital movements. In response to these trends, derivatives exchanges within particular geographic regions are both expanding access to their markets across borders and consolidating.

Increasingly Sophisticated Market Participants

Wealth creation associated with the aging of the global baby boom generation together with a shift from passive to active investment strategies and an increasingly sophisticated investment community is also creating pressure on the financial services industry to utilize more sophisticated risk management techniques, including derivatives. In particular, financial institutions, hedge funds and proprietary trading firms have committed, and are expected to continue to commit, increasing amounts of capital to trading in futures and options on futures contracts.

In addition, increasing pressure from a variety of market participants to improve transparency and more effectively manage counter-party risks is causing a shift from over-the-counter to exchange traded derivatives.

Deregulation

Deregulation and the opening of markets within the financial services industry in the United States, Europe and Asia has increased customer access to products and markets, reduced regulatory barriers to product innovation and encouraged consolidation. In particular, in the United States, many regulatory barriers to product development were largely repealed by the enactment of the Commodity Futures Modernization Act of 2000. The adoption of the Commodity Futures Modernization Act created a more flexible regulatory framework for exchanges, clearing houses and other financial institutions. Among other developments, the Commodity Futures Modernization Act authorized the trading of new products, such as futures contracts on individual stocks and narrow-based stock indexes, which were prohibited under prior law. The Commodity Futures Modernization Act also enabled regulated exchanges to self-certify new contracts and rules, without the delays occasioned by regulatory review and approval, permitting quicker product launch and modification. The financial services industry in Europe and Asia has experienced similar changes in their regulatory regime.

Technological Advances

Technological advances have led both to the decentralization of exchanges and the introduction of alternative trading systems, or ATSs.

•	Decentralization. Exchanges are no longer required to operate in specific geographic locations, and customers no longer need to act through local financial services intermediaries in some markets. Market participants around the world are now able to trade certain products nearly 24 hours a day through electronic platforms.

•	ATSs. Advances in electronic trading technology have also led to the emergence of ATSs. These systems bring together the orders of buyers and sellers of financial instruments and have the capacity both to route orders to exchanges as well as to internalize customer order flow within their own order book. ATSs have not yet emerged, however, in the U.S. futures markets, although a number of successful electronic trading platforms offering financial derivatives that are economically similar to futures contracts operate today, particularly in the foreign exchange and fixed-income markets. It is not yet clear how these trading systems will continue to evolve in and outside the United States.

Consolidation

We believe that deregulation and competition will continue to pressure exchanges to consolidate across borders to gain operating efficiencies necessary to compete for customers and intermediaries. We also believe that there will be continued efforts to consolidate cash markets (or markets that directly trade financial instruments, such as securities, or commodities on a current or forward basis) and derivatives markets on single exchange platforms. Singapore Derivatives Exchange, the Tokyo Stock Exchange, Deutsche Börse Group, which owns a controlling interest in Eurex, and Euronext N.V. are major securities exchanges in addition to being futures exchanges, highlighting the growing convergence between cash and derivatives markets. Euronext N.V., which resulted from the merger of the Amsterdam Exchanges N.V., Paris BourseSBF SA and Societe de la Bourse de Valeurs Mobilieres de Bruxelles S.A. (the Brussels Exchange), has recently acquired a controlling interest in LIFFE and announced plans to integrate its derivatives markets.

OUR BUSINESS

Overview

Founded in 1848, we are one of the world’s leading and most liquid derivatives exchanges based on contract volume, with 15% of the global listed futures and options on futures contracts traded during 2004. Our flagship U.S. Treasury futures and options products traded approximately 472 million contracts in 2004, evidencing our leadership position in global trading of futures and options on futures on U.S. Treasury Securities. Furthermore, in 2004, we traded 85.1 million agricultural futures and options on futures contracts, representing a significant share of the North American market for such contracts.

We offer side-by-side trading of our products across both electronic trading and open-auction platforms coupled with a leading technology infrastructure, which we believe provides unique trading opportunities through deep liquidity coupled with transparency which affords all market participants equal access and the ability to compete openly for outstanding orders. Our market participants include many of the world’s largest banks, investment firms and commodities producers and users. Other market users include financial institutions, such as public and private pension funds, mutual funds, hedge funds and other managed funds, insurance companies, corporations, commercial banks, professional independent traders and retail customers.

From our origins as a market for trading cash grain, we have evolved into a major financial center, offering a diverse range of contracts based on interest rates, agricultural commodities, equity indices, metals, energy and other underlying instruments and risk-based activities. In particular, we offer markets in interest rate products such as U.S. Treasury bonds and notes, Federal Funds Rate, interest rate swaps and municipal bonds, and agricultural products such as wheat, corn, soybeans and rough rice. In addition, our equity index markets include the Dow Jones Industrial AverageSM, our metals markets include full-sized and mini-sized contracts for gold and silver and our energy market includes our newly launched ethanol futures contract.

We also engage in extensive regulatory compliance activities, including market surveillance and financial supervision activities, designed to ensure market integrity and provide financial safeguards for users of our markets. Further, we market and distribute valuable real-time and historical market data generated from trading activity in our markets to users of our products and related cash and derivative markets and financial information providers.

Our trading volume during 2004 was 600.0 million contracts, a 32% increase from the 454.6 million contracts we traded in the previous year. The increase in trading volume we experienced was double the 16% volume increase experienced in the global futures markets as a whole in 2004. Open-auction trading volume for 2004 increased 12% to 223.9 million contracts compared to 199.4 million contracts in 2003. Electronic trading volume increased 48% to 349.6 million contracts in 2004 versus 235.7 million contracts in 2003. We reported net income of approximately $42.0 million in 2004, a 37% increase from $30.7 million in 2003. Our 2004 revenues were $380.2 million, approximately equivalent to the $381.3 million recorded during 2003.

On April 22, 2005, we completed a series of restructuring transactions that changed our organization from a nonstock, not-for-profit company with members into a stock, for-profit holding company with stockholders and a nonstock, for-profit derivatives exchange subsidiary with members. This type of transaction is sometimes called a demutualization. As a result of the restructuring transactions, CBOT members became stockholders of CBOT Holdings and members of the CBOT.

Competitive Strengths

We believe that we have established ourselves as a global leader in the derivatives trading industry and our strategy is to continue to compete in order to grow our leading market position. We believe that we are well positioned to maintain and expand our status as a premier global marketplace through our principal competitive strengths.

Leading Market Position and Liquidity in Key Global Products

We are one of the world’s leading and most liquid derivatives exchanges based on contract volume. Liquidity is an influential factor in attracting and retaining global market participants to an exchange. Furthermore, liquidity significantly improves the likelihood that orders will be executed in an open and transparent manner, which is especially important for large positions and volatile market conditions.

With global derivatives trading volume reaching record levels, we have retained the leading position in our flagship U.S. Treasury and agricultural products by offering global market participants industry-leading electronic trading and open-auction platforms. We believe that our industry-leading platforms enable market participants to leverage a centralized pool of liquidity using the platform of their choice.

Hybrid Market Structure with Market Leading Technology

We believe that side-by-side trading of our products across both electronic trading and open-auction platforms coupled with our technology infrastructure has enabled and improved liquidity and transparency in the markets we provide. For example, our benchmark U.S. Treasury futures and options on futures products traded 88% of their volume on our electronic trading platform while our agricultural futures and options on futures products traded 98% of their volume on our open-auction platform, demonstrating that global market participants prefer different trading platforms for different products. We believe that market participants demand the flexibility of having access to both electronic trading and open-auction platforms, particularly when they have sophisticated or large orders or during times of extreme volatility when open-auction trading can be the preferred method of execution. We intend to continue to maintain and develop our electronic and open-auction trading platforms to meet the evolving needs of market participants.

In 1992, we were among the first exchanges to begin offering electronic trading of futures contracts. We were also the first exchange to provide side-by-side trading of futures contracts on an electronic trading and open-auction platform, effectively creating one marketplace with multiple access points. We believe that our electronic trading platform, e-cbot powered by LIFFE CONNECT®, offers industry-leading speed, flexibility, functionality, performance, and redundancy. In addition to e-cbot and our strong track record of embracing technology to enhance trading and risk management, we have developed and implemented industry-leading technology to automate many aspects of our open-auction platform in order to increase the operational efficiencies, improve risk management, introduce near-real-time order matching and, most significantly, better position us for growth as market participants demand more sophisticated means to manage risk.

Global Reach

Our pursuit of 24/7 liquidity for our core products, together with more inclusive access policies, has attracted a larger and more diverse group of market participants to trade in our products that are recognized as global benchmarks. We have established electronic access points to our exchange in Chicago, New York, London, Paris, Amsterdam and Gibraltar, and have recently announced our intent to establish an access point in Singapore. We are currently licensed to offer direct connections for global market participants to our exchange in 16 different countries, with 252 connections already established as of June 30, 2005. These access points and licensing agreements allow us to offer trading in our products and serve risk management needs across multiple time zones. In February 2004, we introduced a temporary permit program designed to facilitate European customer access to our financial, equity index, and commodity markets via e-cbot. To date, we have issued over 27 permits to European customers. Additionally, we have strategic relationships that serve as a starting point for future market and product development with the Taiwan Futures Exchange, Dalian Commodity Exchange, Tokyo Financial Exchange, Sydney Futures Exchange, The Tokyo Grain Exchange, Shanghai Futures Exchange, Mercado a Termino de Buenos Aires and Singapore Exchange Limited.

Innovation and New Product Development

Since our founding, we have continually demonstrated our ability to create greater benefits for global market participants through innovative products and enhanced market structures. Our exchange has developed and introduced many of the features that have become accepted in the derivatives trading industry today, including standardized contract terms, standardized terms of margin and delivery, and a clearing function. Additionally, we continually modify and update our products, adapting them to meet the needs of our participants as industry trends and requirements have shifted over time.

In 1975, we were the first exchange to launch a financial futures contract by providing the then $37.6 billion mortgage market with an exchange traded futures contract based on Ginnie Mae mortgages to hedge interest rate exposure. We have since capitalized on this first-mover advantage in financial futures by developing other related products and services including the first 30-year U.S. Treasury Bond futures contract (1977), the first options on financial futures contracts with the introduction of the U.S. Treasury Bond options (1982), the first evening trading session for U.S. Treasury futures and options (1987) and after hours electronic trading in financial futures (1994).

In 2004, we successfully launched several new products, including agricultural, equity indices and metals products. For example, last year we introduced options on mini-sized DowSM futures which already have become our most successful 100% electronic option on futures product. Other recent product launches include new precious metals futures with the electronic trading of 100 oz. Gold and 5,000 oz. Silver futures, a South American soybean futures contract and an ethanol futures contract.

Efficient and Scalable Operating Platform

We believe that we have an operating platform that is among the most efficient and scalable in our industry. We have established key strategic relationships that provide us with the ability to respond quickly to meet the needs of our market participants without requiring significant incremental investment. For example, in November 2003, we began clearing through the CME/CBOT Common Clearing Link. The CME/CBOT Common Clearing Link enabled the CBOT to outsource the provision of its clearing, processing and guarantee services to the CME without the CBOT incurring the added technology investment necessary to support these systems. We believe that the CME/CBOT Common Clearing Link has driven major cost savings throughout the futures industry and specifically to the end user by establishing a joint guarantee pool, providing collateral and capital efficiencies from combined portfolio margining and establishing common processing and standardized business practices. Adopting this approach to clearing has enabled the CBOT to maintain control over its product base and open interest, while generating a significant clearing revenue stream. We further believe that the CME/CBOT Common Clearing Link has enabled market participants from both the CBOT and the CME to realize substantial savings through performance bond reductions as well as capital reductions.

We derive significant benefits from our relationship with AtosEuronext, which owns the LIFFE CONNECT® system software, which powers our electronic trading platform, e-cbot. We believe that e-cbot is one of the world’s most widely accessible electronic trading platform for derivatives, offering our products directly to traders via 252 direct connections supporting more than 25,000 terminals with licenses to offer direct connections in 16 countries worldwide as of June 30, 2005. By implementing the LIFFE CONNECT® system software, we believe that we have been able to achieve substantial cost savings for our members while providing a world-class electronic trading platform in e-cbot.

Strong Brand Recognition and Reputation

Our “Chicago Board of Trade” brand name enjoys an outstanding reputation among market participants as a leading derivatives exchange. As a driver of change within the derivatives trading industry, we believe that we have developed a reputation for strength, innovation, liquidity and transparency among market participants. We intend to capitalize on our strong brand recognition as we expand our business domestically and internationally.

Growth Strategies

We believe that there are several global trends that are re-shaping the marketplace and driving volume growth in exchange traded derivatives. Globalization, increasingly sophisticated market participants, deregulation, advances in technology and market consolidation among participants offer significant opportunities for expanding derivatives markets, and derivatives exchanges generally. For more information, please see the section entitled “Industry—Trends in the Industry.” We believe that we are uniquely positioned to capitalize upon each of these trends and to leverage our competitive strengths in order to execute our growth strategies.

Expand Customer Access and Product Distribution

We intend to continue to expand our access policies and increase our product distribution in markets we deem strategically important. We expect to achieve this by continuing to establish high speed electronic access points to our exchange and seek registrations to offer direct connections to market participants in geographic locations such as Europe and Asia, which we believe represent meaningful opportunities to expand our customer base. We have already established high-speed electronic access points in Chicago, New York, London, Paris, Amsterdam and Gibraltar. In addition, we have recently announced plans to establish an additional point of presence in Singapore. We believe that additional high-speed access points as well as upgrades to existing access points will help us to continue to exploit the speed and reliability of our technologically advanced trading network in locations where customers and potential customers are currently disadvantaged by slower access. One example of an international customer group that demands higher speed electronic access is the Asian market for hedging U.S. dollar-denominated interest rate risk.

Along with expanding access to our exchange, we also intend to increase our product distribution in markets that we believe have demonstrated a demand for sophisticated risk management techniques. We believe that Asia, in particular, due to its large holdings of U.S. Treasury debt and other U.S. dollar-denominated debt, represents a significant potential market for our existing, market-leading U.S. dollar-denominated interest rate complex of futures and options on futures.

Develop New Products

We intend to continue to develop new products and modify existing products to address the changing needs of our marketplace, to meet demand for increasingly sophisticated risk management techniques and to leverage existing volume and liquidity in our traded futures and options on futures contracts. For example, in 2003, we introduced options on federal funds futures contracts and, in 2004, we created with our partners at Dow Jones & Company a Dow Jones-CBOT Treasury Index that are both extensions of our market leading U.S. dollar-denominated interest rate complex of futures and options on futures. We expect to continue to create products in our four product categories of interest rate products, agricultural products, equity indices and metals, energy and other products.

Additionally, we intend to leverage our competitive strength in commodity products to develop new products with deliverables related to or derived from commodities underlying currently traded futures and options on futures contracts. For example, in March 2005, we introduced the corn-based CBOT Denatured Fuel Ethanol futures contract, which is a natural extension of our successful grain futures contracts. In response to the growing importance of certain geographic regions, we are planning to introduce new products designed for geographic markets not optimally served by our existing product line. For example, in order to capitalize on the increasing importance of the South American soybean market and to meet the demands of global market participants who require a product that more accurately represents the risk associated with production, in May 2005, we launched a South America Soybean futures contract. This new South American Soybean futures contract is physically settled and delivered in Brazil, but closely resembles our North America Soybeans futures contracts in most other material aspects. In an effort to leverage our brand and technology platform, we also intend to continue to look for opportunities globally to provide markets for futures and options on futures contracts on commodities that do not have North American counterparts, but are important to other international regions.

Provide New Service Offerings

We believe that there are significant opportunities to broaden our service offerings to develop new revenue sources that are not transaction-driven. For example, in response to the increasing centralization of trading occurring in many markets, we intend to collaboratively offer for trading on e-cbot products currently traded at other exchanges. As an example, in December 2004, we began to host for trading on e-cbot the agricultural futures and options products of the Winnipeg Commodity Exchange, the Kansas City Board of Trade and the Minneapolis Grain Exchange. We intend to continue to identify and pursue other similar opportunities, both domestically and internationally.

An important revenue source for us is our market data products and information offerings. We intend to further develop our market data offerings by integrating proprietary information generated by our exchange into new market data products designed to meet the needs of a greater number of customers. Sophisticated quantitative approaches to risk management as well as customer time sensitivity has created new needs, uses and demands for trading related data and analytics. We intend to create new value-added services to complement our market data products, including databases, analytical tools and other services to assist end-users. We also intend to expand our market data distribution by expanding into alternative markets offered by other exchanges. For example, we recently became the sole distributor over our Quote Vendor Network of electronic trading and open-auction market data from the Minneapolis Grain Exchange, the Kansas City Board of Trade and the Winnipeg Commodity Exchange, as a result of our strategic partnerships with such exchanges. We expect there will be similar opportunities with other global entities and intend to proactively pursue such relationships.

Pursue Selective Acquisitions and Partnerships

To more effectively address the risk management needs of market participants and growing markets in geographically distant regions, we plan to pursue acquisitions and/or enter into strategic partnerships or other alliances both domestically and internationally that will allow us to expand our current business by providing new product offerings, entering new markets and enhancing our technology. We currently have memoranda of understanding with several key global markets in order to meet increased demand for our products, including the Taiwan Futures Exchange, Dalian Commodity Exchange, Tokyo Financial Exchange, Sydney Futures Exchange, The Tokyo Grain Exchange, Shanghai Futures Exchange, Mercado a Termino de Buenos Aires and Singapore Exchange Limited. We believe that these and future strategic global alliances will expand our trading platform and result in increased product liquidity. Future acquisitions or strategic partnerships may occur domestically or internationally and may include other exchanges, technology companies or other companies that will help us achieve our objectives.

Capitalize on Asset Class Convergence

We believe that the rapid and continued growth in exchange-traded derivative contracts has been driven in part by the elimination of counterparty risk offered by exchanges such as ours. We intend to provide derivatives market participants with greater access to the cash and over-the-counter (OTC) markets related to our core products, allowing market participants to access multiple liquidity pools while providing the benefits of credit intermediation. We believe that OTC markets provide a significant opportunity for us to migrate existing OTC liquidity to our exchange platform as well as align our leading futures product markets with key cash and OTC marketplaces. We currently facilitate the convergence of certain of our core products with cash markets by offering exchange for physicals (EFP), exchange for swaps (EFS), exchange for risk (EFR) and wholesale trading in select products.

Trading Platforms

We offer market participants side-by-side trading of our products across both electronic trading and open-auction platforms. We were the first exchange to provide side-by-side trading on our electronic trading and open-

auction platforms, effectively creating one marketplace with multiple access points. We believe that market participants demand the flexibility of having access to both electronic trading and open-auction platforms, particularly when they have sophisticated or large orders or during times of extreme volatility when open-auction trading can be the preferred method of execution. We intend to continue to maintain and develop our electronic and open-auction trading platforms to meet the evolving needs of market participants.

Electronic Trading Platform

We offer our members and certain non-members who have permission from a CBOT clearing member the ability to execute transactions in most of our products on our electronic trading platform, e-cbot. Generally, trading on our electronic trading platform takes place by submitting an order through a trading application (front-end software) into our electronic trading platform’s central order book. Having received the orders, the electronic trading platform’s trading host stores all orders in a central order book and performs order matching with corresponding orders (this is an electronic representation of the marketplace) where the criteria for determining order priority are dependent on the contract being traded. An order placed on our electronic trading platform may be revised or withdrawn at any time during a trading session prior to its execution. After a trade has been executed on our electronic trading platform, confirmation of execution is sent to the trading application. In addition, trade details are also sent from the trading host to the CME/CBOT Common Clearing Link.

The CBOT has made its products available for electronic trading since 1992, initially, on the Globex system, and, beginning in 1994, on Project A, which was operated through the electronic trading division of Ceres until its decommissioning in August 2000. In August 2000, Project A was replaced by the a/c/e system, which was the product of an alliance between the CBOT and certain affiliates and Deutsche Börse AG, the Swiss Stock Exchange and their jointly owned subsidiaries, Eurex Zurich AG and Eurex Frankfurt AG. In January 2004, we replaced the a/c/e system software with the LIFFE CONNECT® system software. We also understand that the LIFFE CONNECT® system software has been selected to support the electronic marketplaces of the Tokyo Financial Exchange, Nasdaq LIFFE Markets and Euronext.liffe to trade a wide range of fixed income, equity and equity derivatives products.

We believe that e-cbot is one of the world’s most widely accessible electronic trading platforms for futures and options on futures contracts, taking markets for our products directly to traders via 252 direct connections supporting more than 25,000 terminals with licenses to offer direct connections in 16 countries worldwide as of June 30, 2005. In addition to its accessibility and diversity of product offerings, with over 65 products currently listed, we believe that e-cbot offers the benefits of reliability, high-speed transaction executions and the scalability to permit it to handle high trading volumes. Among other benefits, e-cbot currently provides its users the following features:

•	support for complex trading strategies, recognizing 36 types of strategies, with the opportunity to construct each strategy with up to 32 legs;

•	the calculation of “implied” pricing, which provides an instant price for complex strategy trades;

•	protections designed to ensure that traders are quoted the best price and that there is no legging risk; that is, all the parts of a strategy will be executed or none at all will be executed;

•	multiple trade matching alternatives, including price/time priority and pro-rata algorithms; and

•	dynamic price limits, which move automatically with the market, reducing the potential for mis-trades that periodically affect other markets.

We believe that e-cbot has a widely accepted application programming interface that makes it easy and economical for independent software vendors and member developers to build front-ends for users. At least 18 independent software vendors have built front-end trading applications specific to the requirements of brokers, market makers and proprietary traders and 76 member firm proprietary front-end applications have been developed as of June 30, 2005.

In order to facilitate connectivity to e-cbot, there are now six points of presence (POPs) that route orders to the host. These POPs are located in or near major financial centers, including Chicago, New York, London, Paris, Amsterdam and Gibraltar. In addition, we have recently announced plans to establish an additional POP in Singapore. This arrangement offers flexibility and choice of connections, including direct access through our electronic trading system’s network, access through a service provider (SP) or access through a member’s own network.

In August 2005, we announced that we expect to upgrade e-cbot effective October 2005. This upgrade is intended to increase e-cbot’s functionality and increase risk management opportunities for our end users. Among other features, we expect that the upgrade will include order book management, which will enhance our customers’ ability to oversee the entirety of their risk exposure across multiple users. Additionally, stop orders will exist at the host level, expanding the number of order types directly accessible via e-cbot, and nine inter-commodity spread strategies for financial products will be added to the platform. In addition, in connection with the upgrade, we expect that the host platform for e-cbot will be moved from London to Chicago and that trading hours on e-cbot will be increased to 22 hours per day.

We currently rely on the LIFFE CONNECT® system software to power e-cbot pursuant to a license agreement with AtosEuronext that provides us a license to use the LIFFE CONNECT® system software until December 31, 2008.

Open-Auction Platform

We also offer our members the ability to execute transactions in our products on our open-auction platform. Our open-auction platform provides markets for our products by facilitating the public auction of orders in trading pits—a centralized meeting place for traders and floor brokers to trade our products. Orders by market participants not physically located on the trading floor are communicated to floor brokers either telephonically or, increasingly, via our electronic order transmission systems. The trading floors, which cover about 115,150 square feet, have booths surrounding the trading pits from which clearing member firm personnel can communicate with customers regarding current market activity and prices and receive orders either electronically or by telephone. In addition, our trading floors display current market information and news on wallboards hung above the trading pits.

We believe that many market participants find the open-auction platform to be an efficient mechanism for price discovery. The open-auction platform leverages our members’ market-making expertise by utilizing hundreds of participants to facilitate liquidity and to provide floor brokers with a mechanism to manage execution risk for customers. We believe that the open-auction system is regarded as having a long-standing history as an environment of integrity, stability and reliability.

We have developed and implemented technology to automate many aspects of the open-auction trading process to increase operational efficiencies, improve risk management, introduce near-real-time order matching and, most significantly, better position us for growth as market participants demand more sophisticated means to manage risk. Our open-auction efforts have focused on the following trading applications:

•

Order Transmission Systems. Our Order Direct application protocol interface enables our members to transmit orders electronically to and from the open-auction trading pits and any other firm or broker and provides an entry point for Internet-based orders from customers and branch offices. This application has resulted in increased order and confirmation speed, reduced transaction costs, decreased risk of error, improved customer account tracking and bookkeeping and faster clearing reconciliation. eOpenoutcry.com is our web-enabled, browser-based software system that allows trade order entry, execution and confirmation display via the Internet, enhancing member access to the trading floor while reducing transaction costs. COMET is our booth-based order entry device that fulfills the need for fast and efficient electronic order delivery to the trading pit while preserving the firm’s choice of delivery method to the broker. In keeping with the firm’s preference, COMET orders may be “flashed” by hand, delivered by wireless headset or delivered electronically to the broker for execution. COMET then enables the trade data to be electronically routed to the firm’s bookkeeping system and to the clearing location on a real-time basis. Electronic Clerks are our order receipt and deck management devices for brokers. Using a hard-wired or wireless Electronic Clerk, unit brokers may receive orders from multiple member firms. Orders are automatically organized by price and order type for ease and speed of execution and trade confirmations are automatically returned to the originator. HHT is our browser-based software that allows our members to record their personal trades executed in the trading pit. HHT interacts with our Electronic Clerks to reduce errors and increase trade recordation speed and ease.

•	Floor Operations Technology. Floor operations technology consists of the price reporting system and the quotation network. The price reporting system captures in real-time all price information changes and disseminates the information to the quotation network. The price reporting system comprises price reporters who monitor the price fluctuation in each of the pits and, as trades are executed, enter the price data into the pricing system. The quotation network transmits the data to the wall board display system, the historical data library and the data services network for re-transmittal through information providers, such as Bloomberg. The current data network is a traditional wired network.

Products

We believe that the range and diversity of the products that may be traded on our exchange contribute significantly to our success. We offer markets in futures and options on futures contracts in four product categories: interest rate products, agricultural products, equity indices and metals, energy and other products.

In March 2005, we launched our corn-based CBOT Denatured Fuel Ethanol futures contract as the first product in our energy category of products. We have a business development division to support market participants and foster the trading and development of current and future products. Our business development staff meets regularly with market users, members and clearing members to determine whether our current products, facilities and services meet the participants’ needs and whether modifications or enhancements are necessary. Our business development staff also develops new product ideas in consultation with market users and other financial institutions. For example, in 2003 we launched mini-sized DowSM futures-options, the first all-electronic options products, in response to a perceived market need.

The following chart depicts the distribution of trading volumes across four major product categories for the six months ended June 30, 2005:

•	interest rate products;

•	agricultural products;

•	equity index products; and

•	metals, energy and other products.

Source: CBOT records

Interest Rate Products

Eighty-two percent of all of the contracts traded at the CBOT during the six months ended June 30, 2005 were either financial futures or options on financial futures contracts. Our interest rate product line includes our thirty-year U.S. Treasury bond futures and options on futures, ten-year, five-year and two-year U.S. Treasury note futures and options on futures, Fed Funds futures and options on futures and interest rate swap futures.

The overall volume of our interest rate products for the six months ended June 30, 2005 was up 25% compared to the same period of 2004. Volatility in the underlying cash markets for U.S. Treasury securities has increased in recent years, which we believe has led to increased trading volume relating to contracts on U.S. Treasury securities traded at the CBOT. In August 2005, representatives of the U.S. Treasury Department announced that they expect to resume regular issuance of thirty-year U.S. Treasury bonds in early 2006. As a result, we may experience further increased trading volume related to contracts on U.S. Treasury securities traded at the CBOT.

Volume in our interest rate products continues to constitute a significant part of our business. The following chart indicates the annual trading volume of interest rate futures and options on the CBOT since 1995.

Source: CBOT records

Agricultural Products

Agricultural products are the core product area from which we started. We have maintained a strong franchise in our agricultural products, including contracts based on soybeans, soybean oil and meal, corn, wheat, oats and rough rice. Our market users include agricultural producers, grain elevators, food processors and retail customers. Our agricultural products represented about 14% of all contracts traded at the CBOT in the six months ended June 30, 2005. Our trading volumes in these products since 1995 are illustrated in the following chart.

Source: CBOT records

Equity Index Products

Futures and options on futures contracts on equity indices are intended to allow traders and investors the opportunity to invest in the entire market, in selected portions of the market or in the relative performances of the various market sectors relative to one another and relative to the entire market. Market users of these products may include public and private pension funds, investment companies, mutual funds, insurance companies and other financial services companies, as well as proprietary trading firms and speculators. We currently offer futures and options on futures contracts on the Dow Jones Industrial AverageSM. In addition, we also offer mini-sized futures and options contracts on the Dow Jones Industrial AverageSM.

We are able to offer contracts on the Dow Jones Industrial AverageSM as a result of a licensing arrangement we entered into with Dow Jones & Company in 1997, which is currently scheduled to terminate in 2007. This arrangement provides us a non-transferable and exclusive worldwide license to use such indices and various other indices published by Dow Jones, including the Dow Jones Transportation AverageSM, the Dow Jones Global IndexesSM, the Dow Jones Utilities AverageSM, the Dow Jones Composite AverageSM, the Dow Jones SmallCap IndexSM, the Dow Jones MidCap IndexSM and the Dow Jones LargeCap IndexSM, as the basis for standardized exchange traded futures and options on futures contracts. As depicted in the following chart, our equity index product trading volumes have generally increased since the introduction of the Dow Jones indices in late 1997.

Source: CBOT records

Metals, Energy and Other Products

For many investors, buying and storing metals in the physical form such as coins, bullions or bars is not a practical choice as an investment. Practical alternatives to purchasing metals in the physical form include some form of stock ownership or the purchase of futures. We currently offer mini-size gold and silver futures contracts. Additionally, in October 2004, we began to offer full-size contracts on gold and silver futures on our electronic platform.

Since 2001, we have offered the Dow Jones AIG Commodity IndexSM as part of our overall arrangement with Dow Jones. In addition, in March 2005, we launched our corn-based CBOT Denatured Fuel Ethanol futures contract as the first product in our energy category of products.

Clearing Services

We provide a full range of clearing services for every contract traded through our exchange. In addition to clearing services, the CME/CBOT Common Clearing Link allows us to provide processing for all clearing functions, including post-execution trade processing, position management, collateral management and settlement. A single clearing guarantee fund covers both CBOT and CME products, with the combined assets maintained by the CME clearing house.

Prior to the establishment of the CME/CBOT Common Clearing Link in January 2004, our members cleared transactions through another third party clearing services provider, Board of Trade Clearing Corporation. We terminated our arrangements with this provider in order to provide our clearing members the benefits of the CME/CBOT Common Clearing Link. These benefits include:

•	all position reporting and open interest calculation for the CBOT and CME are done only once and in the same, consistent manner;

•	firms do not have to incur the expenses associated with moving collateral between two clearing houses, eliminating the need for costly operational support of a cross-margin arrangement between the CBOT and CME;

•	reduced contributions by firms to risk capital pools or guarantee funds;

•	reductions in direct clearing-related fees (transaction fees and ancillary fees);

•	operational efficiencies created by firms being able to combine clearing operations for two exchanges into a single back office; and

•	simplified business practices (i.e., a single set of systems interfaces, including formats for data files, trade messages and reports and a standardized online interface).

Pursuant to our clearing services agreement with CME, which expires on January 10, 2009, we must pay clearing charges based on the volume of trades made on our electronic trading and open-auction platforms that are cleared through the CME/CBOT Common Clearing Link.

Market Data

Our markets generate valuable information regarding the prices of our products and the trading activity in those markets. We sell our market data, which includes bids, offers, trades and trade size, to vendors who redistribute the data to persons or entities that use our markets or that monitor general economic conditions. Such persons and entities include financial information providers, futures commission merchants, banks, broker-dealers, public and private pension funds, investment companies, mutual funds, insurance companies, hedge funds, commodity pools, individual investors and other financial services companies or organizations. As of December 31, 2004, our market data was displayed on about 142,000 screens worldwide. Revenues from market data represented about 16% of our total revenues in the first six months of 2005.

We believe that the market data supplied by the CBOT enhances trading activity in our products and trading activity in related cash and derivatives markets. The dissemination of real-time data generates revenue and supports our customer bases with timely market information. In general, the price information is sent via dedicated networks to over 131 worldwide quote vendors and subvendors. These firms consolidate our market data and information with data from other exchanges and third party data and news services and the firms resell the consolidated data and information to their subscribers. These quote vendors distribute our market data through dedicated networks, the Internet and wireless handheld devices.

We intend to further develop our market data offerings by integrating proprietary information generated by our exchange into new market data products designed to meet the needs of a greater number of customers. Sophisticated quantitative approaches to risk management as well as customer time sensitivity have created new needs, uses and demands for trading related data and analytics. We intend to create new value-added services to complement our market data products, including databases, analytical tools and other services to assist end-users. In 2004, we introduced a new historical pricing service called DataExchange, which enabled us to capture greater value from the historical pricing data of our markets. This is in addition to the new quote service, CBOT Advantage, that we launched in 2003 to provide the marketplace with a web-based, real-time quote and charting tool for our products.

Building Services

Our building services division operates our commercial real estate assets. In total, we own and manage three buildings, with over 1.5 million square feet of commercial space in the aggregate, in the central business district of the City of Chicago. As of December 31, 2004, the buildings were about 82% occupied, with about 34% of the total space used by the CBOT itself.

Tenants pay market rates for rent. The majority of tenant leases have terms of three to five years, with large tenants having leases for up to fifteen years. As of December 31, 2004, the largest tenant, other than the CBOT itself, leased 3% of the rentable area and the next five largest tenants leased about 5% of our commercial space. We manage both the real estate and the general services relating to such real estate such as cleaning, power and telephone services through our wholly owned subsidiary, C-B-T Corporation. Building services generated about 6% of our total revenues in 2004.

We have spent considerable resources so that all three buildings have advanced electrical, mechanical and telecommunications infrastructure and services. The demographics of the tenants of our commercial space have begun to widen beyond traditional brokerage/trading service firms to include other financial services firms, which we believe is due to the location and desirable electrical, telecommunications and mechanical infrastructure of our buildings.

We are currently planning an $18.5 million, two-year renovation that will include cleaning and renovating the building’s limestone facade, elevator modernization, lobby renovation and other infrastructure improvements. In addition, we plan to update the lighting in the lobby. Our objective is to make the 141 W. Jackson building more appealing for office tenants. On June 23, 2004, a proposal was approved by the Chicago City Council redesignating the property-tax classification for our landmark building at 141 W. Jackson in Chicago as “Class L” in order to help us renovate it. The Class L classification is expected to lower our property taxes by about $17 million over 12 years, beginning in 2006. The reduction in property-tax assessments associated with the Class L designation is available to owners renovating landmark buildings. The north facade and lobby of the 141 W. Jackson building have been city landmarks since 1977, but a separate ordinance extended protected status to all four facades. We anticipate the cost of the renovation will be capitalized.

Strategic Acquisitions, Partnerships and Other Alliances

Due to increasing competitive pressures in the derivatives trading industry, we review our competitive position on an ongoing basis and from time to time consider, and engage in discussions with other parties regarding, various strategic acquisitions, partnerships, divestitures and other arrangements and alliances in order to continue to compete effectively, improve our financial results, increase our business and allocate our resources efficiently. For example, in April 2003, we entered into an agreement with the CME to establish the CME/CBOT Common Clearing Link, pursuant to which the CME provides clearing and related services to the CBOT. In addition, in December 2002, the CBOT and eSpeed, Inc. entered into an arrangement that grants eSpeed a license to distribute CBOT products on its multiple buyer/multiple seller real-time electronic marketplaces. We currently have memoranda of understanding with several key global markets in order to meet increased demand for our products, including the Taiwan Futures Exchange, Dalian Commodity Exchange, Tokyo Financial Exchange, Sydney Futures Exchange, The Tokyo Grain Exchange, Shanghai Futures Exchange, Mercado a Termino de Buenos Aires and Singapore Exchange Limited. These MOUs generally provide for the exchange of information about listings of new products, changes to existing contract specifications and trading methods. Further, in December 2004, we implemented agreements with the Minneapolis Grain Exchange, the Kansas City Board of Trade and the Winnipeg Commodity Exchange to host them on our electronic trading platform and to act as the three exchanges’ sole distributor of market data. It is important for us to make strategic acquisitions and form partnerships and other alliances to bring together the necessary expertise and resources to address competitive pressures and meet new market demands.

We announced in June 2005 that we had received unsolicited, non-binding expressions of interest in a business combination with us. Our board of directors considered these expressions as part of a broader review of strategic alternatives, including a possible business combination through an acquisition, sale or other transaction, as well as our then proposed initial public offering, conducted from late June until the middle of August 2005. Upon completion of this review, we announced that our board of directors, with the assistance of its financial and legal advisors, had completed its review of the company’s strategic alternatives. Based on this review, our board of directors concluded that it was not advisable at that time for us to pursue a sale or other change of control transaction and instructed our management to proceed with this offering. Our board of directors further instructed our management to continue to evaluate possible acquisitions and strategic partnerships that would facilitate our growth strategy so long as they do not delay or otherwise impede this offering.

Other Business Relationships

OneChicago, LLC. The CBOT is an approximately 9% interest holder in OneChicago, LLC, a joint venture formed by CBOE and the CME. OneChicago is an electronic exchange that makes available for trading single- stock futures and narrow-based indices. From its launch on November 8, 2002, OneChicago traded on twenty-one single-stock futures, and has expanded to over one hundred single-stock futures and ETF futures on diamonds. As a result of CBOT’s participation in the joint-venture, CBOT members are automatically members of OneChicago and can trade through existing memberships and accounts.

Taiwan Futures Exchange. In August 2003, we announced that we had entered into a memorandum of understanding with the Taiwan Futures Exchange to pursue cooperative and potential joint business initiatives between the two exchanges. Under the terms of the agreement, the two exchanges will share information on market and product development and potentially work toward developing markets for new derivative products.

Dalian Commodity Exchange. In November 2003, we announced that we had entered into a memorandum of understanding with the Dalian Commodity Exchange in Dalian, China in order to pursue potential joint business initiatives. The agreement calls for the sharing of information on market and product development between the two exchanges and for the two exchanges to potentially work towards developing markets for new derivative products.

Tokyo Financial Exchange. In March 2004, we announced that we had entered into a memorandum of understanding with the Tokyo Financial Exchange in order to exchange information such as the listing of new products, changes in contract specifications and trading methods, and to discuss cooperation on new product research.

The Tokyo Grain Exchange. In March 2004, we announced that we had entered into a memorandum of understanding with The Tokyo Grain Exchange in order to share information about listings of new products, changes to existing contract specifications and trading methods. The agreement also calls for the two exchanges to begin jointly developing new products and cooperating on educational and marketing programs.

Sydney Futures Exchange. In October 2004, we announced that we had entered into a memorandum of understanding with the Sydney Futures Exchange in order to cooperate on joint product development and the distribution of each exchange’s products.

Shanghai Futures Exchange. In May 2005, we announced that we had entered into a memorandum of understanding with the Shanghai Futures Exchange to pursue cooperative programs and potential joint business products.

Mercado a Termino de Buenos Aires. In May 2005, we announced that we had entered into a memorandum of understanding with Mercado a Termino de Buenos Aires to pursue cooperative programs and potential joint business products.

Singapore Exchange Limited. In August 2005, we announced that we had entered into a memorandum of understanding with Singapore Exchange Limited to explore the establishment of an electronic market in Singapore for the trading of futures and futures options on commodities.

Competition

According to publicly available data, we are currently the third largest derivatives exchange in the world based on contract volume for futures and options on futures contracts for the year ended December 31, 2004. The top 15 derivatives exchanges in order of volume of futures and options on futures contracts for the year ended December 31, 2004 based on publicly available data are:

•	CME;

•	Eurex, which is a joint venture of Deutsche Börse and the Swiss Exchange;

•	CBOT;

•	Euronext.liffe;

•	Mexican Derivatives Exchanges;

•	Bolsa de Mercadorias & Futuros;

•	New York Mercantile Exchange;

•	Dalian Commodity Exchange;

•	The Tokyo Commodity Exchange;

•	London Metal Exchange;

•	National Stock Exchange of India;

•	Korea Futures Exchange;

•	Taiwan Futures Exchange;

•	Sydney Futures Exchange; and

•	Tel-Aviv Stock Exchange.

Based on this data, in the United States, the top four derivatives exchanges are:

•	CME;

•	CBOT;

•	New York Mercantile Exchange; and

•	New York Board of Trade.

We face a variety of competitors and competing marketplaces and products. We compete by offering market participants efficient, cost-effective and liquid marketplaces for trade execution through both electronic trading and traditional open-auction platforms, broadly disseminated and transparent market and quotation data, access to market making, superior product design and innovative technology. Additionally, we are continually enhancing our products and providing additional efficiencies to our customers. We are committed to improving the technology, services, market integrity and liquidity that will continue to make us an industry leader in volume of trades executed.

In addition to competition from derivatives exchanges that offer comparable derivative products, we also face competition from other exchanges, from electronic trading systems, from consortia of end users and futures commission merchants and from technology firms. Other derivatives exchanges have trading systems and financial market expertise that may lead them to consider listing copies of our products. For information concerning legislative changes that may make it easier for potential competitors to enter our markets, please see the section entitled “—Regulation—Changes in Existing Laws and Rules.”

Electronic trading firms that currently specialize in the trading of equity securities have electronic trade execution and routing systems that could be used to trade products that compete with our products. In an industry where all derivatives are traded electronically, the concept of an exchange, including the services we provide and our sources of revenue, may change swiftly and substantially. Increased development of the electronic trading markets could substantially increase competition for some or all of the products and services we currently provide. We believe, however, that the side-by-side trading of our products across both electronic trading and open-auction platforms provides overall market liquidity and neutrality that may not be available from firms that offer their products solely on an electronic trading platform. For more information, please see the section entitled “Risk Factors—Risks Relating to Our Business—Intense Competition Could Materially Adversely Affect Our Market Share and Financial Performance.”

Consortia owned by member firms and large market participants also may become our competitors, particularly with respect to our Treasury futures and options contracts. In addition, technology companies, market data and information vendors, and front end software vendors also represent potential competitors because, as purveyors of market data, these firms typically have substantial distribution capabilities. As technology firms, they also have access to trading engines that can be connected to their data and information networks. Additionally, technology and software firms that develop trading systems, hardware and networks but who are otherwise outside of the financial services industry may be attracted to enter our markets.

Customers

Our customers include many of the world’s largest banks, investment firms and commodities producers and users. Other market users of our services include financial institutions, such as public and private pension funds, mutual funds, hedge funds and other managed funds, insurance companies, corporations, commercial banks, professional independent traders and retail customers. Our five largest customers each represent directly, and indirectly on behalf of their customers, between about three to nine percent of our total revenue for the nine months ended September 30, 2005. However, because a substantial portion of the revenue from each of our five largest customers relates to their customers and because their customers could readily associate with another similar firm, we do not believe the loss of any of these five firms as a customer, or the failure of any of these five firms, would have a material adverse effect on our revenues.

We are aware of public speculation that certain affiliates of one of our five largest customers, Refco, LLC, may not be able to continue as going concerns. However, we do not believe that any failure of these affiliates of Refco, LLC would have a material adverse effect on our revenues.

As of October 14, 2005, we had outstanding about $4.0 million in accounts receivable attributable to Refco, LLC. While we currently believe these amounts to be collectable and collateral exists to secure some or all of Refco, LLC’s obligations, we cannot provide any assurances that we will be able to collect these amounts.

Intellectual Property

We regard our brand name and logos and substantial portions of our marketing elements, products, market data, software and technology as proprietary, and we attempt to protect these elements by relying on trademark, service mark, copyright and trade secret laws, contracts, restrictions on disclosure and other methods. For example, with respect to trademarks, we currently have registered marks in 16 countries.

We are undertaking a review of our intellectual property to identify property and methods of doing business which should be protected, as well as the extent of current protection for that property and the availability of additional protection. We believe that our various trade and service marks have been registered where needed. Recent legal developments allowing patent protection for methods of doing business hold the possibility of additional protection, which we are examining.

Marketing and Advertising

Our marketing department targets both institutional and retail customers. Our marketing programs are designed to educate market participants, including highly sophisticated traders, portfolio managers, corporate treasurers and other market professionals, as well as retail end-users, about innovative uses of our products, such as new hedging and risk management strategies. We also seek to educate these users about changes in product design, margin requirements and product usage. Our marketing typically involves the development of personal relationships with market participants who actively use our markets. We participate in a number of domestic and international trade shows and seminars regarding futures and options on futures and other marketing events designed to inform market participants about our products. Through these relationships and programs, we attempt to determine the needs of our market participants and we use this information in our product development and product maintenance efforts.

Our advertising strategy is based on both targeted direct contact and cooperative venture advertising techniques. We utilize print and electronic advertising extensively. We also support CBOT product-specific advertising.

Employees

As of June 30, 2005, we had 725 full-time employees and 24 part-time employees. These numbers do not include 70 full-time employees and 22 part-time employees of C-B-T Corporation, our subsidiary engaged in managing our properties, which operates the CBOT building located at 141 West Jackson Boulevard.

We consider our relations with our employees to be good. Fifty-seven of the 92 C-B-T Corporation employees are represented by one of the following unions:

•	Chicago & North East Illinois District Council of Carpenters;

•	United Brotherhood of Carpenters & Joiners of America;

•	International Union of Operating Engineers Local 399, AFL-CIO; and

•	Local 1, Service Employees International Union, SEIU, AFL-CIO.

Facilities

Our principal executive offices are located at 141 West Jackson Boulevard, Chicago, Illinois 60604. Our telephone number is (312) 435-3500.

We own the three buildings, located at the property at 141 West Jackson Boulevard, which consist of a total of approximately 1,523,077 square feet. We occupy approximately 536,549 square feet of office, trading floor and support space. We lease the remaining space in this building to third parties. The trading area has state-of-the-art wallboard price display systems, order routing and communications systems.

In addition, we lease 1,191 square feet of office space at 1455 Pennsylvania N.W. in Washington, D.C. This space houses our government relations operations. The current lease on the Washington office space expired on January 31, 2001 and is currently being renewed on a month-to-month basis.

We also lease approximately 300 square feet of space at 55 Broadway in New York from LIFFE US. The New York office was established to better serve market participants located in or near New York. The current lease expired on March 31, 2005 and automatically renews on a quarterly basis thereafter until terminated by one of the parties.

We lease 1,880 square feet of office space at 1 George Yard in London, England, which is used by our European marketing staff. The current lease on the London office expires in December 2013.

We believe that our facilities are adequate for our current operations and that additional space can be obtained if needed.

Regulation

Regulation of the U.S. Futures Exchange Industry

Our operations are subject to extensive regulation by the CFTC under the Commodity Exchange Act. The Commodity Exchange Act generally requires that futures trading in commodities be conducted on a commodity exchange designated as a contract market by the CFTC. That act establishes non-financial criteria for an exchange to be designated to list futures and options contracts. Designation as a contract market for the trading of a specified futures contract is non-exclusive. This means that the CFTC may designate additional exchanges as contract markets for trading the same or similar contracts.

We are a self-regulatory organization that is subject to the oversight of the CFTC. In order to guard against default risk with respect to contracts traded on the CBOT, we have instituted detailed risk management policies and procedures. To manage the risk of financial non-performance, we have established minimum capital requirements for all futures commission merchant member firms. In addition we operate and maintain systems to:

•	ensure that futures commission merchant members maintain capital in excess of the risk based capital requirement adopted by the CME;

•	require that all clearing futures commission merchant member firms electronically file a financial statement each month and that all other futures commission merchant members, electronically file quarterly financial statements. Firms are placed on additional reporting, i.e., daily, weekly or monthly reporting, when necessary;

•	analyze futures commission merchant member firms’ financial statements with a state-of-the-art computer system designed to immediately detect financial violations and unfavorable financial trends;

•	require that all futures commission merchant member firms collect initial and variation margin from their customers;

•	on a daily basis, collect large trader information to determine those firms that may have increased financial exposure and, whenever necessary, contact firms to ensure financial compliance;

•	during volatile market conditions, simulate the effect of market moves on large trader positions in order to identify those firms that have increased risk exposure; and

•	exercise broad disciplinary authority over member firms, including the ability to issue fines in the case of serious rule violations, and in the case of a financially distressed firm, we may take various emergency actions to protect customers, other member firms and the CBOT.

We also have surveillance and compliance operations and procedures to monitor and enforce compliance with rules pertaining to the trading, position sizes, delivery obligations and financial condition of members.

Changes in Existing Laws and Rules

Additional legislation or regulation, or changes in existing laws and rules or their interpretation, may directly affect our mode of operation and our profitability. In 2003, Congress adopted amendments to the

Commodity Exchange Act to reduce the cost and burdens of listing new contracts for trading. The CFTC has adopted rules to implement those changes. Other amendments to the Commodity Exchange Act have been adopted by Congress that might be less favorable to our business. The regulations under which we have operated since 1974 have been changed in a manner that will permit unregulated competitors and competitors in other regulated industries to attempt to trade our products in their own trading facilities without the same regulatory costs we bear.

The Commodity Exchange Act generally requires all futures contracts to be executed on an exchange that has been approved by the CFTC. For many years, the exchange trading requirement was modified by CFTC regulations to permit privately negotiated swap contracts to be transacted in the over-the-counter market. The CFTC exemption, under which the over-the-counter derivative market operated, precluded the over-the-counter market from using exchange-like electronic transaction systems and clearing unless specific permission, including the imposition of specific conditions, was granted by the CFTC. These limitations on the exemptions granted to the over-the-counter market were called into question by a November 1999 report of the President’s Working Group on Financial Markets, which is made up of the Treasury Secretary, the Chairmen of the SEC and the CFTC and the Board of Governors of the Federal Reserve System.

The working group advocated a complete exemption from the Commodity Exchange Act for some principal-to-principal derivative exchanges that provide electronic trade execution services comparable to those performed by us. The customers who may access those exempt exchanges are also significant customers of regulated exchanges like ours. The working group recommended equivalent treatment for the existing electronic markets operated by regulated exchanges or their affiliates and further recommended legislation that would permit CFTC-regulated clearing organizations to clear futures, options on futures contracts and OTC derivatives that are not securities or securities options. In contrast, the working group recommended permitting banks and SEC-regulated clearing organizations to clear financial derivative contracts, as well as equities, government securities, repurchase and reverse repurchase agreements and other instruments. Finally, the working group recommended permitting banks and broker-dealers, and their affiliates, to operate currency futures markets for retail customers without being subject to regulation under the Commodity Exchange Act. All of the working group proposals, if adopted, would likely increase the number and quality of competitors who provide execution and clearing services for standardized derivative contracts.

In February 2000, the CFTC staff released a report advocating the passage of broad regulatory exemptions to create a regulatory environment that would permit the futures industry to accommodate itself to real world competitive conditions. Its goal was regulation by oversight rather than proscription. The degree of regulation proposed was directly related to the characteristics of the product and the type of customer that has direct or indirect access to the market, with retail customer markets being subject to greater regulation. The CFTC’s proposal would treat electronic trading markets and open-auction markets in the same way.

During 2000, Congress considered legislation to implement the suggestions of the working group and the CFTC. On October 19, 2000, the U.S. House of Representatives passed that legislation in a bill numbered H.R. 4541, by a vote of 377 to 4. Further amendments were made to that bill and, as amended, it was reintroduced in the House of Representatives as H.R. 5660 on December 14, 2000. The U.S. House of Representatives and Senate each passed H.R. 5660 on December 15, 2000. It was signed into law by President William J. Clinton on December 21, 2000 as the Commodity Futures Modernization Act of 2000.

The Commodity Futures Modernization Act provides a series of exclusions from the Commodity Exchange Act that would allow our competitors to trade futures contracts identical to the ones that we offer without any form of regulation or oversight by the CFTC under certain circumstances. Generally those exclusions are available to markets limited to financial products traded among institutions, whether traded electronically or not. We too could comply with those exclusions and operate markets that are outside CFTC jurisdiction. If we chose to remain subject to CFTC jurisdiction, the Commodity Futures Modernization Act replaces the current rigid and rigorous statutory requirements exchanges now face with flexible core principles that exchanges—called contract markets or derivatives transaction execution facilities—would need to satisfy subject to CFTC oversight. In addition, if we elect to trade our non-agricultural contracts on the derivatives transaction execution facility platform, banks and broker-dealers would become qualified to act as a sales force for our contracts, thus expanding our sales force substantially. Finally, the Commodity Futures Modernization Act lifted the ban on trading in single-stock futures subject to the coordinated oversight of the CFTC and SEC, providing U.S. derivatives exchanges with the opportunity to compete for this new market.

The CFTC is subject to periodic reauthorization by Congress every five years. Congress is currently undertaking this process of reviewing the laws and regulations embodied in the Commodity Futures Modernization Act to ensure that those affecting the futures industry are working adequately as market conditions evolve. Changes made to the Commodity Futures Modernization Act’s regulatory framework for exchanges during reauthorization could make it easier for others to compete with us at lower regulatory cost. Thus, the regulatory framework may provide greater regulatory advantages for some of our competitors than it does for us.

Legal Proceedings

From time to time, we are involved in legal proceedings and litigation arising in the ordinary course of business. As of the date of this document, except as described below, we are not a party to any litigation or other legal proceeding that, in our opinion, could have a material adverse effect on our business, operating results or financial condition.

On October 15, 2003, Eurex US filed an antitrust action in federal court against the CBOT and the CME alleging that the companies illegally attempted to block its entrance into the U.S. market and charging the CBOT and the CME with having violated the Sherman Act, among other things, by offering financial inducements, valued at over $100 million, to shareholders of The Clearing Corporation to vote against a proposed restructuring of The Clearing Corporation. Eurex subsequently amended its complaint to make additional charges, including a claim that the CBOT and the CME misrepresented Eurex’s qualifications in their lobbying of Congress and the CFTC.

On December 12, 2003, the CBOT filed in the U.S. District Court for the District of Columbia a motion to dismiss the amended complaint and a motion to transfer the action to the U.S. District Court for the Northern District of Illinois. On September 2, 2004, the United States District Court for the District of Columbia granted the CBOT’s motion to transfer the case to the United States District Court for the Northern District of Illinois. The court denied the CBOT’s motion to dismiss as moot in light of its ruling on the transfer motion. Eurex filed a second amended complaint in the Northern District of Illinois in late March 2005. In addition to the allegations in Eurex’s previous complaints, that complaint alleges, among other things, that the CBOT engaged in predatory pricing and, together with the CME, engaged in a campaign to block regulatory approval of the Eurex proposed Global Clearing Link between the Clearing Corporation, Eurex’s U.S. clearing house in Chicago and Eurex Clearing in Frankfurt. On June 6, 2005, the CBOT and CME filed a joint motion to dismiss the second amended complaint, which the court denied on August 22, 2005.

MANAGEMENT AND EXECUTIVE COMPENSATION

Directors and Executive Officers

Directors and Executive Officers

Our board of directors is currently composed of 18 directors. However, in connection with the completion of this offering, the size of the board of directors will be reduced to 17 directors. Set forth below are the names, ages and positions of the persons serving as directors and executive officers of CBOT Holdings as of October 1, 2005.

Name	Age	Positions Held
Charles P. Carey	52	Chairman of the Board
Robert F. Corvino	48	Vice Chairman of the Board
Bernard W. Dan	44	President and Chief Executive Officer, Director
Carol A. Burke	54	Executive Vice President and General Counsel
William M. Farrow III	50	Executive Vice President and Chief Information Officer
Bryan T. Durkin	44	Executive Vice President and Chief Operating Officer
Christopher Malo	49	Executive Vice President of Marketing and Business Development
Glen M. Johnson	57	Senior Vice President and Chief Financial Officer
James G. Bennett.	51	Senior Vice President, Technical Solutions
Peter F. Borish*	45	Director
John E. Callahan	64	Director
James E. Cashman	52	Director
Mark E. Cermak	53	Director
Jackie Clegg	43	Director
Brent M. Coan	40	Director
James A. Donaldson	60	Director
Larry G. Gerdes	56	Director
James P. McMillin	46	Director
Nickolas J. Neubauer	59	Director
C. C. Odom, II	63	Director
M.B. Oglesby, Jr.	63	Director
Frank S. Serrino	46	Director
Michael D. Walter	56	Director
Charles M. Wolin	59	Director

*	Mr. Borish has resigned as a member of the board of directors of CBOT Holdings, subject to and effective upon completion of this offering. Mr. Borish has been appointed a special advisor to the board of directors of CBOT Holdings, effective at such time as his resignation is effective.

Set forth below is a description of the backgrounds of the persons named in the table above.

Charles P. Carey was elected as Chairman of the Board in March 2003 and re-elected in March 2005. He also serves on the executive committee (chair) and has been a member of the CBOT since 1978. Mr. Carey is a partner in the firm Henning and Carey, a commodity trading firm. He holds one Series B-1 (Full) membership in the CBOT.

Robert F. Corvino was appointed Vice Chairman of the Board in March 2003 and elected in March 2005 after serving as a director since January 2000. He is also a member of the executive committee, the finance committee (chair) and the floor financial committee (chair). Mr. Corvino is a member of RCH Trading LLC, a registered broker-dealer. From November 1985 to May 2000, Mr. Corvino was an independent trader. In addition, he received compensation from us in exchange for his service as a market maker with respect to swap and agency futures contracts. In 2003 and 2004, Mr. Corvino earned $105,948 and $74,830, respectively, for serving in such capacity. He holds one Series B-1 (Full) membership in the CBOT.

Bernard W. Dan was appointed by the board to serve as President and Chief Executive Officer in November 2002 and has served as a non-voting director since 2002. He served as an Executive Vice President from July 2001 until his appointment. From 1985 until July 2001, Mr. Dan worked in a number of different senior capacities for Cargill Investor Services Inc. and its affiliates, including, Asia Pacific Regional Head, Head of Global Execution and, most recently, President.

Carol A. Burke has served as Executive Vice President and General Counsel since February 1995 and Senior Vice President and General Counsel since April 1994. Prior to that time, Ms. Burke held other positions in the President’s office and the Legal Department of the CBOT.

William M. Farrow III has served as Executive Vice President and Chief Information Officer since July 2001. From 1996 until July 2001, Mr. Farrow served as Senior Vice President for Bank One Corp. As Senior Vice President his responsibilities included eCommerce/eBusiness management, technology sales management and technology platform development and conversion.

Bryan T. Durkin has served as Executive Vice President since December 2003. Prior to that time, Mr. Durkin served as Senior Vice President and Administrator, Office of Investigations & Audits and Order Routing from February 2000 to June 2001. From December 1999 to February 2000, Mr. Durkin served as Senior Vice President, Office of Investigations & Audits. From December 1993 through December 1999, he served as Vice President & Deputy Administrator, Office of Investigations & Audits.

Christopher Malo has served as Executive Vice President of Marketing and Business Development since March 2005. Prior to that time, Mr. Malo held various executive positions with Cargill Investor Services, Inc., including Senior Vice President, Investor Product Group from 2003 to 2004, Senior Vice President, Global Business Development from 2001 to 2003 and Senior Vice President, Global Operations and North American Geography from 1999 to 2001.

Glen M. Johnson has served as Senior Vice President and Chief Financial Officer since February 1995. From December 1982 to February 1995, he was Vice President and Treasurer of the CBOT.

James (Chip) Bennett has served as Senior Vice President, Technical Solutions since November 2001. From August 2001 to November 2001, Mr. Bennett served as Managing Director of Information Technology. Prior to that time, Mr. Bennett was Senior Vice President at Bank One, where he managed information systems, since 1980.

Peter F. Borish was appointed by the board of directors to serve as a public director in April 2004. Mr. Borish served as Senior Managing Director of Business Development of OneChicago, LLC from 2001 to October 2004. At that time he became Non-Executive Chairman of OneChicago. In January 2005, he joined Twinfields Capital Management as CEO. He has also served as a principal of Computer Trading Corporation, which was formed to manage assets in the futures markets and which used trading and risk management models that he created, from 1995 to 2001. From 1986 to 1994, Mr. Borish led a team of researchers, traders and systems at Tudor Investment Corporation.

John E. Callahan has served as a director since March 2002, and is a member of the finance committee. He is currently an independent trader. From December 1999 to July 2001, Mr. Callahan was a Managing Member of Callahan DPM, LLC. Prior to December 1999, for over twenty years, he was an independent market maker for the CBOE. Mr. Callahan holds one Series B-1 (Full) membership in the CBOT.

James E. Cashman has served as a director since March 2005. Mr. Cashman has been a member of the CBOT since 1977 and is currently an independent trader. Mr. Cashman holds one Series B-1 (Full) membership in the CBOT.

Mark E. Cermak has served as a director since January 2000, is a member of the finance committee and the executive committee, and is a member of the CBOT regulatory compliance committee (chair) and the joint CBOE/CBOT advisory committee. He is currently President, Futures Division, of O’Connor & Co. LLC, a clearing member of the CBOT, a position he has held since January 1995. Mr. Cermak holds one Series B-1 (Full) membership in the CBOT.

Jackie Clegg was appointed by the board of directors to serve as a public director in September 2003, and is a member of the audit committee. Ms. Clegg has served as the Managing Partner of the strategic consulting firm, Clegg International Consultants, LLC, since August 2001. From 1997 through July 2001, Ms. Clegg was Vice Chair of the Board of Directors and First Vice President of the Export-Import Bank (Ex-Im Bank), where she also held the position of Chief Operating Officer from 1999 through September 2000. Ms. Clegg serves on the board of directors and audit committees of Blockbuster Inc. and Cardiome Pharma Corp. Ms. Clegg also serves on the board of directors and as chair of the audit committee for Innovative Drug Delivery Systems, Inc.

Brent M. Coan has served as a director since March 2004 and is a member of the finance committee. Mr. Coan has been a member of the CBOT since 1989 and is currently an independent trader. From 1991 to 2001, he was President of Harbour Management, Inc., a commodity trading advisory firm. Mr. Coan holds one Series B-1 (Full) membership in the CBOT.

James A. Donaldson has served as a director since March 2004. Mr. Donaldson has been a member of the exchange since 1968 and is currently an independent trader. From 1973 to 1981, he was a general partner of Kelly Grain Company. From 1981 to 1985, he held the positions of Executive Vice President and Secretary of Kelly Commodities, Inc. Mr. Donaldson holds one Series B-1 (Full) membership in the CBOT.

Larry G. Gerdes was appointed by the board of directors to serve as a public director in February 2005, and is a member of the compensation committee (chair). Mr. Gerdes is currently President, CEO and Chairman of Transcend Services, Inc., an Atlanta-based medical transcription company. Mr. Gerdes is also a general partner of both Gerdes Huff Investments, an Atlanta-based private investment firm, and Sand Hill Financial Company, a venture capital partnership located in Menlo Park, California. Mr. Gerdes is on the board of directors of a privately-held Atlanta-based company and two not-for-profit organizations.

James Patrick McMillin has served as a director since January 2000 and is a member of the compensation committee. Mr. McMillin has been a member of the CBOT since 1981. Since May 2003, Mr. McMillin has served as a Vice President with Raymond James & Associates, Inc., a financial services company. From July 2001 to May 2003, he served as Area Director for CSI, Inc., a software engineering company. From August 2000 to July 2001, Mr. McMillin served as an Account Sales Manager at Comdisco Inc., a provider of equipment leasing and network services, data protection and financial and technology management. Prior to that time, Mr. McMillin traded financial futures at the CBOT. Mr. McMillin is a director of Hinsdale Bank and Trust, a community bank, and holds one Series B-2 (Associate) membership in the CBOT.

Nickolas J. Neubauer has served as a director since March 2003 and is a member of the executive committee, audit committee (chair) and compensation committee. Previously, he served as Chairman of the Board from January 2001 to 2003. He has been an independent trader at the CBOT since February 1978. He is the President of Sano Corporation, an Arizona real estate corporation that he founded in 1991. Mr. Neubauer holds one Series B-1 (Full) membership in the CBOT.

C. C. Odom, II has served as a director since March 2002, and is a member of the executive committee, the finance committee, the audit committee, the CBOT lessors committee (chair) and the AMPAC steering committee (chair). Mr. Odom has been an independent trader since 1973. He is the founder and sole proprietor of

Odom Investments, which he founded in 1968, CCO Venture Capital, which he founded in 1991 and ran until 2001 and Argent Venture Capital, which he founded in 2001. He is also a co-founder and principal in Frontier Healthcare, LLC. He also serves as President of Mission Road Development and as Vice-Chairman of Mission Road Ministries, both of which are charitable in nature. Mr. Odom holds one Series B-1 (Full) membership in the CBOT.

M.B. Oglesby, Jr. was appointed by the board of directors to serve as a public director in May 2003. Mr. Oglesby has been Vice Chairman at BKSH & Associates, a firm that provides Washington government relations services to a select number of domestic and international clients, since September 2002, and is also currently serving as Chairman of Oglesby Properties. He served as Chief of Staff to the U.S. Trade Representative, Robert B. Zoellick, from February 2001 to June 2002. Prior to such time, Mr. Oglesby served as President and Chief Executive Officer of the Association of American Railroads. He also served on the board of directors of the Bear Stearns Funds.

Frank S. Serrino has served as a director since March 2003. He has been a member of the CBOT since 1995 and is the President of Serrino Trading Co., Inc., serving as trader and manager-owner of the firm. Mr. Serrino owns one Series B-1 (Full) membership in the CBOT. In addition, by virtue of his relationship with the firm of Serrino Trading Co., Inc., Mr. Serrino may also be deemed to beneficially own one Series B-1 (Full) membership, six Series B-2 (Associate) memberships and three Series B-5 (COM) memberships in the CBOT.

Michael D. Walter has served as a director since January 2000, and is a member of the audit committee and the compensation committee. Since October 1996, he has been Senior Vice President, Commodity Procurement and Economic Strategies of ConAgra Foods, Inc. From February 1989 to September 1996, Mr. Walter was President of ConAgra Specialty Grain Cos. Mr. Walter is Chairman of the Board of European Oat Millers, an oat milling company, and a director of ConAgra Malt, a worldwide manufacturer of malt. He is also on the board of directors of Renewable Environmental Solutions (RES). By virtue of his relationship with ConAgra, Mr. Walter may be deemed to beneficially own one Series B-1 (Full) membership in the CBOT.

Charles M. Wolin has served as a director since March 2005 and is a member of the finance committee. Mr. Wolin has been a member of the exchange since 1980 and is currently an independent trader. He holds one Series B-2 (Associate) membership in the CBOT.

Election of Directors

Our certificate of incorporation provides that, following this offering, the number of directors constituting our board of directors shall be 17 and the directors shall be divided into two classes, composed of nine and eight directors, respectively, each elected to serve two-year terms. We intend to implement this provision and classify our board of directors immediately upon the consummation of this offering, with the terms of the eight directors in class 1 initially expiring at the 2006 annual meeting (and then, based on the two-year terms, at the 2008 annual meeting and each second annual meeting thereafter) and the terms of the nine directors in class 2 initially expiring at the 2007 annual meeting (and then, based on the two-year terms, at the 2009 annual meeting and each second annual meeting thereafter). There will be 11 directors designated as “parent directors,” who will be elected exclusively by the holders of Class A common stock, and six directors designated as “subsidiary directors,” who will be elected exclusively by a voting trust which holds the sole share of our Class B common stock. This voting trust will be required to elect as directors of CBOT Holdings those persons elected to the board of directors of the CBOT by the Series B-1 (Full) and B-2 (Associate) members of the CBOT. The six subsidiary directors will consist of four Series B-1 (Full) members in the CBOT and two Series B-2 (Associate) members in the CBOT. Holders of Class A common stock will not have the right to vote in the election of the subsidiary directors. The boards of directors of CBOT Holdings and the CBOT will be identical.

Of the 17 total directors, at least nine will be independent directors. Upon the completion of this offering, the President and Chief Executive Officer of CBOT Holdings will become a voting director. Upon the completion of this offering, our board of directors will have the ability to appoint the Chairman of the Board and

Vice Chairman of the Board and the Chairman of the Board and Vice Chairman of the Board will no longer be elected by our stockholders.

The following chart sets forth the composition of the two classes of our board of directors, the designation of each director as a “parent director” or “subsidiary director” upon completion of this offering and whether our board of directors has determined that such director is independent within the meaning of applicable exchange listing standards and our bylaws:

Class 1 (Terms Expiring at the 2006 Annual Meeting of Stockholders)			Class 2 (Terms Expiring at the 2007 Annual Meeting of Stockholders)
Director	Designation	Independent	Director	Designation	Independent
Robert F. Corvino (Vice Chairman)	Parent	No	Charles P. Carey (Chairman)	Parent	Yes
Bernard W. Dan	Parent	No	John E. Callahan	Parent	Yes
Jackie Clegg	Parent	Yes	James E. Cashman	Parent	Yes
James P. McMillin	Subsidiary	Yes	Mark E. Cermak	Subsidiary	Yes
Nickolas J. Neubauer	Subsidiary	Yes	Brent M. Coan	Subsidiary	Yes
M.B. Oglesby, Jr.	Parent	Yes	James A. Donaldson	Parent	Yes
Frank S. Serrino	Subsidiary	Yes	Larry G. Gerdes	Parent	Yes
Michael D. Walter	Parent	Yes	C.C. Odom, II	Parent	Yes
			Charles M. Wolin	Subsidiary	Yes

Committees of the Board of Directors

The following are the principal committees of the board of directors:

Executive Committee

The executive committee of the board of directors of CBOT Holdings consists of Messrs. Carey (chair), Corvino, Cermak, Dan, Neubauer and Odom. The executive committee exercises the authority of the full board of directors when the board is not in session, except as required by the certificate of incorporation or bylaws of CBOT Holdings or applicable law.

Audit Committee

The audit committee of the board of directors of CBOT Holdings is composed of Messrs. Neubauer (chair), Odom and Walter and Ms. Clegg. Each of the members of the audit committee is independent within the meaning of SEC rules and regulations, applicable exchange listing standards and our bylaws. Ms. Clegg is an “audit committee financial expert” within the meaning of SEC rules and regulations.

The audit committee is responsible for, among other things, recommending and hiring the outside auditor to conduct an annual audit of the financial affairs of CBOT Holdings, approving the scope of such audits, ensuring that adequate financial reporting systems and controls are in place, reviewing the audit findings and management’s response to those findings and ensuring the effectiveness of outside auditors and the internal financial audit staff.

Compensation Committee

The compensation committee of the board of directors of CBOT Holdings is composed of Messrs. Gerdes (chair), McMillin, Neubauer and Walter. Each of the members of the compensation committee is independent within the meaning of applicable exchange listing standards and our bylaws.

The compensation committee is responsible for, among other things, reviewing and recommending to the board of directors the total compensation for the directors of CBOT Holdings; establishing the total compensation package provided to, and other terms of employment of, the President and Chief Executive Officer; reviewing and recommending to the board of directors the creation and/or revision of incentive compensation plans and equity incentive plans; establishing the design of the benefit plans that pertain to the board of directors, the President and Chief Executive Officer and senior executive officers who report directly to the President and Chief Executive Officer; reviewing development and succession plans and evaluating the performance of the President and Chief Executive Officer.

Nominating Committee

The nominating committee of the board of directors will be reconstituted after this offering and shall be a committee of the board of directors of CBOT Holdings, composed entirely of such number of directors as may be elected and/or appointed by the board who are independent within the meaning of applicable exchange listing standards and our bylaws. The nominating committee will be composed of Messrs. Odom (chair), Callahan and Gerdes upon completion of this offering.

The nominating committee reviews the qualifications of potential candidates and proposes to the then-sitting board of directors for their review and approval nominees for vacant positions or positions expected to be vacant on the board of directors. The nominating committee is also responsible for nominating individuals to serve as members of the nominating committee. Although the nominating committee recommends nominees to the board of directors of CBOT Holdings, the board of directors of CBOT Holdings exercises its own judgment in approving nominees to serve as directors.

Other Committees

In addition to these committees, CBOT Holdings and the CBOT may maintain certain other board and non-board committees as currently composed, including finance, regulatory, disciplinary and membership committees at the CBOT. CBOT Holdings and the CBOT may create additional non-board advisory bodies and other non-board committees composed of directors, officers and stockholders or members, as appropriate.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is an executive officer of our company. None of our executive officers serves as a current member of the board of directors or as a member of the compensation committee of any entity that has one or more executive officers serving on our compensation committee.

Director Compensation

Each of the directors of CBOT Holdings who is not a member of the CBOT currently receives an annual directors’ fee of $40,000 plus a meeting attendance fee of $1,500 for each board and committee meeting attended. Our Chairman of the Board currently receives an annual directors’ fee of $240,000. No other director currently receives any directors’ fees or other compensation from us other than reimbursement of expenses incurred in connection with attending board and committee meetings, which is received by all directors.

In September 2005, our board of directors approved a compensation policy for our directors, including our Chairman of the Board, and each person designated by our board of directors as a special advisor to the board.

Under this directors’ compensation policy, commencing on the date of the completion of this offering, all of our directors (other than the Chairman of the Board and directors who are employees of CBOT Holdings) and special board advisors will receive an annual fee of $30,000 plus a meeting attendance fee of $1,500 for each board and committee meeting attended and our Chairman of the Board will receive an annual fee of $500,000 (but will not be entitled to receive meeting attendance fees). In addition, commencing on the date of the completion of this offering, the chairpersons of our audit, compensation and nominating committees will receive additional annual fees of $20,000, $10,000 and $10,000, respectively. All of our directors are expected to continue to receive reimbursement of travel expenses in connection with board and committee meeting attendance.

Additionally, under the directors’ compensation policy, each of our directors (other than directors who are employees of CBOT Holdings) and special board advisors will receive annual grants of Class A common stock under our 2005 Long-Term Equity Incentive Plan. Our Chairman of the Board will receive an annual grant of shares of Class A common stock having a value of $250,000 and all other directors (other than directors who are employees of CBOT Holdings) and special board advisors will receive an annual grant of shares of Class A common stock having a value of $30,000. The first of these annual grants will be valued at the per share offering price in this offering, will be made on the date of the completion of this offering and will be prorated for the number of months between (and including) the month in which the completion of this offering occurs and April 2006. Thereafter, each annual grant will be valued at the market price of the Class A common stock on the date of the grant (as determined in accordance with the 2005 Long-Term Equity Incentive Plan) and will be made on the date of each annual meeting of CBOT Holdings. Consistent with these terms, upon completion of this offering, our Chairman of the Board is expected to receive a grant of 3,102 shares of Class A common stock, each of our 15 non-employee directors who will remain directors upon completion of this offering are expected to receive a grant of 372 shares of Class A common stock, and Peter F. Borish, who is expected to become a special advisor to our board of directors upon completion of this offering, is expected to receive a grant of 372 shares of Class A common stock, in each case assuming this offering is completed in October 2005 at an initial public offering price of $47.00 per share, the mid-point of the range shown on the cover of this prospectus.

Each of these grants of Class A common stock will be fully vested upon grant. However, under the terms of the directors’ compensation policy, our directors and special advisors who receive shares pursuant to this policy will generally not be permitted to sell or transfer more than 50% of the shares granted to such director or special advisor until after the end of his or her service on our board of directors or as a special advisor.

Under the directors’ compensation policy, no director (other than our Chairman of the Board) or special advisor shall be entitled to receive more than $100,000 in compensation and fees (inclusive of the value of the stock grants but excluding the additional annual payments made to the chairpersons of the audit, nominating and compensation committees) in any period from one annual meeting of CBOT Holdings to the next annual meeting of CBOT Holdings.

Executive Compensation

The following table and the related notes set forth information relating to the compensation paid to each of our named executive officers, consisting of CBOT Holdings’ chief executive officer and each of the next four most highly compensated of the company’s current executive officers, for services rendered during the year ended December 31, 2004.

	CBOT FY 2004 Annual Compensation
Name and Principal Position	Salary	Bonus(1)	Other Annual Compensation(2)	Total
Bernard W. Dan President and Chief Executive Officer	$900,000	$600,000	$147,452	$1,647,452

Carol A. Burke Executive Vice President and General Counsel	575,000	250,000	250,514	1,075,514

William M. Farrow III Executive Vice President and Chief Information Officer	550,000	275,000	101,539	926,539

Bryan T. Durkin Executive Vice President & COO	400,000	275,000	147,829	822,829

James G. Bennett Senior Vice President	234,000	210,000	38,173	482,173

(1)	Bonuses for services performed in 2004 by named executive officers were paid in January 2005.

(2)	Executives under contract with us are entitled to participate in all employee benefit plans and to receive all other fringe benefits as are from time to time made available to the senior management of the company, which includes our contribution to a qualified 401(k) savings plan and our contribution to a non-qualified plan.

The following table presents the amount of each category of “Other Annual Compensation” paid by us with respect to each of the named executive officers:

Name	401(k) Matching Contribution	Supplemental Plan(1)	Other(2)	Total
Mr. Dan	$6,000	$119,139	$22,313	$147,452
Ms. Burke	—	233,621	16,893	250,514
Mr. Farrow	—	74,986	26,553	101,539
Mr. Durkin	7,000	102,366	38,463	147,829
Mr. Bennett	3,510	24,611	10,052	38,173

(1)	Supplemental income consists of 401(k) excess payments and 401(k) match excess payments made to executives in January of 2005 to compensate them for amounts they were not able to contribute to their 401(k) plan during 2004 due to limitations imposed under federal law and payments made under the excess plan, as described more fully below.

(2)	Other income consists of taxable fringe benefits paid by us on behalf of the named executive officers.

Employee Benefit Plans

401(k) and Thrift Plan

CBOT Holdings and its subsidiaries maintain a 401(k)-type plan known as the “Employee Savings Plan.” This is a defined contribution retirement plan intended to qualify under Section 401 of the Internal Revenue Code. Employees of CBOT Holdings and its subsidiaries are eligible to participate in this plan after completing three months of continuous employment.

The following table describes the elective employee and matching employer contributions as defined under this plan, and the vesting of employer contributions:

Employee Contributions*	Employer Contributions
Basic Pre-Tax 1-4%	100% Match up to 4%
Voluntary Pre-Tax 5-30%	None
Voluntary After-Tax 1-10%	None
Vesting of Employer Contributions	25% after working each of the first two calendar years. Participants become fully vested after completing three years of service.

*	Subject to limits (Employee Contributions restricted to a combined limit of 40%) and other statutory annual limits.

Pension Plan

CBOT Holdings and its subsidiaries also maintain a non-contributory defined benefit pension plan that provides a predetermined amount of retirement income to eligible participants and their beneficiaries. To participate in this plan, an employee must complete one year of employment and be at least 21 years of age. The policy funds currently required pension costs to the extent allowed for a tax deduction by the IRS. Participants become fully vested in the plan after five years of vesting service. One year of vesting service is obtained by completing 1,000 hours of work in a calendar year after age 18.

Assuming the participant retires at age 65, the following table sets forth the retirement income for the qualified pension plan before a reduction of an amount equal to 50 percent of the participant’s primary social security benefit.

Pension Plan Table

Final Average Compensation	Years of Service
	15	20	25	30	35
$125,000	$37,500	$50,000	$62,500	$62,500	$62,500
$150,000	$45,000	$60,000	$75,000	$75,000	$75,000
$175,000	$52,500	$70,000	$87,500	$87,500	$87,500
$200,000	$60,000	$80,000	$100,000	$100,000	$100,000
$250,000	$75,000	$100,000	$100,500	$100,500	$100,500
$300,000	$90,000	$100,500	$100,500	$100,500	$100,500
$400,000	$100,500	$100,500	$100,500	$100,500	$100,500
$450,000	$100,500	$100,500	$100,500	$100,500	$100,500
$500,000	$100,500	$100,500	$100,500	$100,500	$100,500
$600,000	$100,500	$100,500	$100,500	$100,500	$100,500

A plan participant’s retirement benefit is determined by taking the difference between 50% of his final average compensation (based on participant’s highest 60 consecutive months of earnings) and 50% of his or her primary social security benefit. But if the participant is credited with less than 25 years of benefit service, then the benefit amount is multiplied by a fraction, the numerator of which is the actual years of benefit service and the denominator of which is 25.

Any participant who had both attained age 50 and was fully vested in his accrued benefit under the terms of the plan as of September 1, 1985, will have his retirement benefit determined by taking the difference between 65 percent of his final average compensation and 50 percent of his primary social security benefit. But if the participant is credited with less than 25 years of benefit service, then the benefit amount is multiplied by a fraction, the numerator of which is the actual years of benefit service and the denominator of which is 25.

All earnings disclosed as “Other Annual Compensation” for each of the five named executives are included in the compensation covered by the plan, except for Other Annual Compensation amounts consisting of payments for the tax effect on Exec-u-care and 401K payments in excess of qualified limits. Covered compensation for 2004 for Mr. Dan, Ms. Burke, Mr. Farrow, Mr. Durkin and Mr. Bennett was $900,000, $775,000, $875,000, $550,000 and $444,000, respectively. As of December 31, 2004, the estimated credited years of service under the CBOT pension plan for Mr. Dan, Ms. Burke, Mr. Farrow, Mr. Durkin and Mr. Bennett were 3, 22, 3, 22 and 3, respectively.

Non-Qualified Excess Plans

CBOT Holdings and its subsidiaries maintain non-qualified plans that are not subject to the Employee Retirement Income Security Act of 1974. Officers and employees whose benefits under qualified defined benefit and defined contribution plans are limited by certain sections of federal tax law are compensated at year end for lost benefits and lost tax deferrals (including lost deferrals on employee contributions that were limited). These year-end payments are intended to make up for the reduction in qualified pension plan and 401(k) benefits payable to those certain officers and employees because of the limitations imposed under federal law.

Health Plan

CBOT Holdings and its subsidiaries sponsor a health plan which provides multiple medical and dental coverage options covering qualified participants and their eligible dependents. New employees are eligible to participate in the plan if working on a full-time basis after 30 days of consecutive active service. Plan funding is accomplished through a combination of fully insured and self-funded arrangements. Employees contribute specified amounts to the plan, depending on the medical or dental option elected and the number of dependents covered. The administration of claims is performed by insurance carriers and paid claims administrators.

Insurance Benefit Plan

CBOT Holdings and its subsidiaries maintain a non-contributory welfare plan providing life, disability and accidental death and dismemberment benefits to eligible participants. New employees are eligible to participate in the plan if working on a full-time basis after 30 days of consecutive active service. The plan pays certain insurance carriers premiums through which designated benefits are paid.

Non-Qualified Supplemental Pension Plan

CBOT Holdings and its subsidiaries also maintain a nonqualified supplemental pension plan for certain former employees. The liability for this nonqualified plan is funded by life insurance on the lives of the participating employees. CBOT Holdings and its subsidiaries are successors to a trust established for the purpose of administering the nonqualified plan.

Equity Incentive Plan

Prior to the completion of the restructuring transactions, we adopted and approved the 2005 Long-Term Equity Incentive Plan in order to enhance our ability to attract and retain highly qualified employees, officers and directors. There are several types of awards that may be issued under the equity incentive plan: restricted stock and stock units, incentive and nonqualified options, stock appreciation rights and performance awards. A total of 1,200,000 shares of our Class A common stock are reserved for issuance under the equity incentive plan, subject to equitable adjustment by our compensation committee upon certain corporate transactions or events. Shares subject to an award that remain unissued upon the expiration, termination or forfeiture of the award will again become available for award under the equity incentive plan, unless in the case of options granted under the equity incentive plan, related stock appreciation rights are exercised.

The equity incentive plan will be administered by our compensation committee. Our directors, officers and key employees and other key individuals performing services for us are eligible to receive awards under the equity incentive plan in the discretion of our compensation committee. The compensation committee has the responsibility for interpreting the plan and determining the terms and conditions of awards made under the equity incentive plan, including when they will become exercisable or otherwise vest. The compensation committee generally has the authority to amend the terms of any outstanding award. The equity incentive plan may be amended by our board or our compensation committee, subject to stockholder approval where necessary in order to satisfy legal or regulatory requirements. The equity incentive plan will terminate no later than April 22, 2015.

If a participant ceases to be a director, officer or employee of, or to perform services for, us due to cause as defined in the equity incentive plan, all of the participant’s options, stock appreciation rights, restricted stock and stock units and performance awards will be automatically forfeited. If we experience a change in control, all of a participant’s options and stock appreciation rights will, if so provided in the applicable award agreement, become fully vested and exercisable until their expiration date, all restrictions on restricted stock and stock units will lapse and the participant will be entitled to a proportionate portion of any performance award. If a participant ceases to be a director, officer or employee of, or to perform services for, us due to any other reason, the compensation committee has the discretion to determine the circumstances under which a participant will retain or forfeit all of his or her previously granted awards.

As described more fully above at “—Director Compensation,” we expect to grant under our equity incentive plan on the date of completion of this offering 3,102 shares of Class A common stock to our Chairman of the Board, 372 shares of Class A common stock to each of our 15 non-employee directors who will remain as directors upon completion of this offering, and 372 shares of Class A common stock to Peter F. Borish, who is expected to become a special advisor to our board of directors upon completion of this offering.

As described more fully below at “—Employment-Related Agreements—Bernard W. Dan,” we expect to grant under our equity incentive plan to Bernard W. Dan, our President and Chief Executive Officer, 20,000 shares of Class A common stock on the date of completion of this offering and a non-qualified option to purchase 100,000 shares of Class A common stock on the date of pricing of this offering.

In September 2005, our board of directors, based on the recommendation of its compensation committee, approved the grant of non-qualified stock options to purchase 20,000 shares of our Class A common stock to each of Carol A. Burke, our Executive Vice President and General Counsel, William M. Farrow III, our Executive Vice President and Chief Information Officer, Bryan T. Durkin, our Executive Vice President and Chief Operating Officer, Christopher Malo, our Executive Vice President of Marketing and Business Development, Glen M. Johnson, our Senior Vice President and Chief Financial Officer, and Robert Ray, our Senior Vice President of Business Development. Such grants are to be made under the equity incentive plan on the date of pricing of this offering. The exercise price for each option will be the per share offering price in this offering. The options will vest over a four-year period at a rate of 25% per year.

Frozen Extended Leave Bank

Any banked sick time that employees had accumulated prior to January 1, 2002 was deposited into a Frozen Extended Leave Bank. No additional time can be added to this bank and there are only two situations where the Frozen Extended Leave Bank can be used. The first situation is retirement. Employees who retire will be paid 100% of the balance in their bank. The second situation is an extended leave of absence. Employees with time in their Frozen Extended Leave Bank can use this time to be paid 100% of their pay while absent from work because of a Short Term Disability and/or Family Medical Leave of Absence. We accrue the value of hours in the Frozen Extended Leave Bank for employees based on a calculation that assumes the likelihood that they will meet the requirements for retirement.

Employment-Related Agreements

Bernard W. Dan

We have entered into an employment agreement with Bernard W. Dan, our President and Chief Executive Officer. The term of the agreement began on September 21, 2005 and will terminate on December 31, 2009. The agreement may be extended for successive two-year terms upon the mutual agreement of us and Mr. Dan.

The agreement provides for an annual base salary of $950,000 in 2005. Effective January 1, 2006, Mr. Dan’s salary will be $800,000, which may be increased but not decreased by our board of directors from time to time. In addition to the base salary, Mr. Dan is entitled to receive a cash bonus. For 2005, Mr. Dan’s cash bonus shall be determined by our board of directors based upon his performance and the operating results of CBOT Holdings and/or the CBOT during 2005, but shall not be less than $300,000. Effective as of fiscal year 2006, Mr. Dan will be eligible to earn an annual cash bonus based on performance levels established by the compensation committee of our board of directors following consultation with Mr. Dan, with 80% of those performance levels to be based on the primary financial measurements of CBOT Holdings and/or the CBOT during the year. The performance bonus for each of those later years shall be equal to 200% of Mr. Dan’s base salary for that year if maximum performance levels are achieved, 100% of Mr. Dan’s base salary for that year if target performance levels are achieved, or 50% of Mr. Dan’s base salary for that year if threshold performance levels are achieved.

The agreement also provides that Mr. Dan will be granted, on the date of completion of this offering, 20,000 shares of Class A common stock and a non-qualified stock option to purchase 100,000 shares of our Class A common stock at an exercise price equal to the per share offering price in this offering. The shares shall vest as to 10,000 shares on each of the second and fourth anniversaries of the completion of this offering. The option shall vest and become exercisable as to 12,500 shares on each of the first four anniversaries of the completion of this offering (the “time vested option”), and shall vest and become exercisable as to the remaining 50,000 shares (the “performance option”) as follows: (1) 16,667 shares on the first date on which the average Class A common stock closing price for 10 consecutive trading days is 150% of the public sale price in this offering, (2) 16,667 shares on the first date on which the average Class A common stock closing price for 10 consecutive trading days is 175% of the public sale price in this offering and (3) 16,666 shares on the first date on which the average Class A common stock closing price for 10 consecutive trading days is 200% of the public sale price in this offering. These shares and options will be granted pursuant to our 2005 Long-Term Equity Incentive Plan. However, while Mr. Dan is employed with us, Mr. Dan is required to hold for at least two years 50% of the net (after tax) shares acquired upon exercise of any part of the options and 50% of the net (after tax) shares acquired upon vesting of any of the granted shares. The agreement further requires our board of directors, beginning in 2007, to review Mr. Dan’s individual performance and CBOT Holdings’ operating performance and consider Mr. Dan for additional grants of stock options and stock, which may or may not be granted in the complete discretion of our board.

In addition, the agreement provides that Mr. Dan will be entitled to participate in all of our employee benefit programs that are generally available to senior management, excluding severance or termination benefits not otherwise provided to Mr. Dan under the agreement. Also, we are obligated to pay up to $100,000 of Mr. Dan’s legal fees incurred in the negotiation of the agreement, and to reimburse Mr. Dan for up to $25,000 (or any greater amount approved by our compensation committee) of Mr. Dan’s professional service fees incurred each year.

Under the agreement, Mr. Dan has the right to terminate his employment with us for any reason by giving us ten days written notice.

In the event of Mr. Dan’s death, his estate will be entitled to receive a pro rated performance bonus for the year (calculated as if he achieved target performance levels for the year), his base salary for 12 months after his death, group health coverage for his spouse and dependents for 12 months after his death, and any other benefits to which he is entitled under our other employee benefit programs. In addition, any unvested portions of the granted shares and the time vested option shall become fully vested, but any unvested portion of the performance option shall be cancelled.

In the event that Mr. Dan’s employment is terminated upon a permanent disability, Mr. Dan will be entitled to receive a pro rated performance bonus for the year (calculated as if he achieved target performance levels for the year), his base salary for 12 months after termination, group health coverage for Mr. Dan, his spouse and dependents for 12 months after termination and any other benefits to which he is entitled under our other employee benefit programs. In addition, any unvested portions of the granted shares and the time vested option shall become fully vested, but any unvested portion of the performance option shall be cancelled.

In the event that Mr. Dan’s employment is terminated by us for cause, Mr. Dan will only be entitled to those benefits to which he is entitled under our employee benefit programs. In addition, any unvested portions of the granted shares and the option and any vested but unexercised portion of the option shall be cancelled.

In the event that Mr. Dan’s employment is terminated by us without cause or by Mr. Dan for good reason, Mr. Dan will be entitled to be paid a termination amount equal to 1.5 times the sum of his base salary and performance bonus for the current year (calculated as if Mr. Dan achieved target performance levels for the year). In such circumstances, Mr. Dan is also entitled to receive group health coverage for himself, his spouse and dependents for the 12 months after termination and any other benefits to which he is entitled under our other employee benefit programs. In addition, any unvested portion of the granted shares and any unvested portion of the time vested option that would have otherwise vested within 24 months shall become fully vested, and any remaining unvested portions of the granted shares, the time vested option and the performance option shall be cancelled.

In the event that Mr. Dan’s employment is terminated by Mr. Dan for any other reason, Mr. Dan will only be entitled to any benefits to which he is entitled under our employee benefit programs. In addition, any unvested portions of the granted shares and the option shall be cancelled.

In the event of a change in control of the company, any unvested portions of the granted shares and the time vested option will become fully vested.

Pursuant to the agreement, Mr. Dan is subject to certain confidentiality obligations. In addition, Mr. Dan is subject to certain non-competition and non-solicitation provisions while he is employed by us and for one year thereafter except that if the agreement is not renewed by us, this period may under the circumstances described below be reduced to six months.

If we elect not to renew Mr. Dan’s agreement, then we have the option to pay Mr. Dan an amount equal to 1.5 times the sum of his base salary and performance bonus for the then current year (calculated as if Mr. Dan achieved target performance levels for the year) in exchange for a one-year non-compete period after the expiration of the term of the agreement. If we do not elect to pay Mr. Dan this additional amount, then under the agreement Mr. Dan will be entitled to an amount equal to his annual base salary and will be subject to a six-month non-compete period after the expiration of the term of the agreement. Furthermore, upon any such non-renewal, Mr. Dan will only be entitled to those benefits to which he is entitled under our employee benefit programs. In addition, any unvested portions of the granted shares and the time vested option shall become fully vested, and any remaining unvested portion of the performance option shall be cancelled.

Carol A. Burke

We have entered into an employment agreement with Carol A. Burke, our Executive Vice President and General Counsel. The initial term of the agreement began May 18, 1999 and ran until May 18, 2002. The employment period under the agreement is extended for one calendar month for each calendar month after May

2001 that Ms. Burke serves under her agreement. The CBOT and Ms. Burke each have the right to provide notice to the other party to their respective agreements of their intent to cease extending such agreement and, upon such notice, the term of such agreement shall terminate 12 calendar months following the furnishing of notice of such intent. The agreement provides for a base salary of $500,000 and annual increases as determined by our board of directors in its sole discretion. The agreement provides that Ms. Burke is entitled to participate in all of our employee benefit plans that are generally available to senior management, including post-employment medical and dental benefits.

In the event that Ms. Burke becomes disabled, she would receive her base compensation for the first year during which she is disabled. After the first year, she would receive one-half of her base pay during the remainder of the disability, payable in installments in accordance with our normal payment schedule for senior management, but not beyond the end of the employment term. This disability pay would be reduced to the extent she receives payments from other sources such as insurance as a result of the disability. We may terminate Ms. Burke if the disability is total and permanent, in which case she would be entitled to her base compensation through the end of the employment term. Pursuant to the agreement, Ms. Burke agrees to certain non-competition provisions during the employment term and for one year thereafter.

William M. Farrow III and James G. Bennett

We have entered into arrangements with William M. Farrow III and James G. Bennett pursuant to which each will be entitled to one year of his current annual salary should his employment be terminated, other than for cause, as a result of a change of control or other further development.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Our Vice Chairman of the Board, Robert F. Corvino, received compensation from us in exchange for his service as a market-maker with respect to swap and agency futures contracts. In 2003 and 2004, Mr. Corvino earned $105,948 and $74,830, respectively, for serving in such capacity.

Immediately following this offering, 13 of the 17 members of our board of directors will be members of the CBOT. Many of the CBOT members derive a substantial portion of their income from their trading or clearing activities on or through the CBOT. In addition, trading privileges on the CBOT have substantial independent value. The amount of income that members of the CBOT derive from their trading or clearing activities and the value of their memberships in the CBOT are in part dependent on the fees they are charged to trade, clear and access our markets and the rules and structure of our markets. CBOT members, many of whom act as floor brokers and floor traders, benefit from trading rules, membership privileges and fee discounts that enhance their open-auction trading opportunities and profits.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of Class A common stock of CBOT Holdings as of October 14, 2005 by:

•	each person who we believe beneficially owns more than 5% of our common stock;

•	each of our directors;

•	each of our executive officers;

•	all directors and executive officers as a group;

•	each selling stockholder; and

•	all selling stockholders as a group.

Beneficial ownership is determined according to the rules of the SEC, and generally means that person has beneficial ownership of a security if he or she possesses sole or shared voting or investment power of that security, and includes options that are currently exercisable or exercisable within 60 days. Each director, officer or 5% or more stockholder, as the case may be, has furnished us with information with respect to beneficial ownership. Except as otherwise indicated, we believe that the beneficial owners of Class A common stock listed below, based on the information each of them has given to us, have sole investment and voting power with respect to their shares, except where community property laws may apply.

This table lists applicable percentage ownership based on 49,359,836 shares of Class A common stock outstanding as of October 14, 2005 and also lists applicable percentage ownership based on 52,329,376 shares of Class A common stock outstanding after completion of this offering and related transactions.

						Shares of Class A Common Stock Beneficially Owned After This Offering
	Shares of Class A Common Stock Beneficially Owned Prior to This Offering			Shares of Class A Common Stock Offered Hereby					Aggregate # of Shares of Class A Common Stock
Beneficial Owner	# of Shares	Series	% of Series	# of Shares	Series	# of Shares	Series	% of Series	# of Shares		% of Shares
5% Stockholders:
Caledonia Investments Pty Limited(1)	1,098,766	A-1	6.7	—	A-1	1,098,766	A-1	6.7
	1,098,486	A-2	6.7	—	A-2	1,098,486	A-2	6.7
	1,098,486	A-3	6.7	—	A-3	1,098,486	A-3	6.7
	3,295,738	All	6.7						3,295,738		6.3

Directors and Executive Officers:
Charles P. Carey	9,114	A-1	*	—	A-1	9,114	A-1	*
	9,112	A-2	*	—	A-2	9,112	A-2	*
	9,112	A-3	*	—	A-3	9,112	A-3	*
	27,338	All	*						30,440	(2)	*

Robert F. Corvino	9,114	A-1	*	—	A-1	9,114	A-1	*
	9,112	A-2	*	—	A-2	9,112	A-2	*
	9,112	A-3	*	—	A-3	9,112	A-3	*
	27,338	All	*						27,710	(3)	*

Peter F. Borish	—	A-1	*	—	A-1	—	A-1	*
	—	A-2	*	—	A-2	—	A-2	*
	—	A-3	*	—	A-3	—	A-3	*
	—	All	*						372	(4)	*

*	Represents beneficial ownership of less than 1%.
(1)	Ownership information is derived from our records and includes stock owned by affiliates of and other persons associated with Caledonia Investments Pty Limited who we believe may be deemed a “group” for purposes of Section 13(d)(3) of the Exchange Act. The principal business address of Caledonia is Level 21 Gold Field House, 1 Alfred Street, Sydney, NSW, Australia.
(2)	Includes 3,102 shares of Class A common stock that we expect to grant to Mr. Carey upon completion of this offering as described above in the section entitled “Management and Executive Compensation—Director Compensation.”
(3)	Includes 372 shares of Class A common stock that we expect to grant to Mr. Corvino upon completion of this offering as described above in the section entitled “Management and Executive Compensation—Director Compensation.”
(4)	Includes 372 shares of Class A common stock that we expect to grant to Mr. Borish upon completion of this offering as described above in the section entitled “Management and Executive Compensation—Director Compensation.”

						Shares of Class A Common Stock Beneficially Owned After This Offering
	Shares of Class A Common Stock Beneficially Owned Prior to This Offering			Shares of Class A Common Stock Offered Hereby					Aggregate # of Shares of Class A Common Stock
Beneficial Owner	# of Shares	Series	% of Series	# of Shares	Series	# of Shares	Series	% of Series	# of Shares		% of Shares
John E. Callahan	9,114	A-1	*	—	A-1	9,114	A-1	*
	9,112	A-2	*	—	A-2	9,112	A-2	*
	9,112	A-3	*	—	A-3	9,112	A-3	*
	27,338	All	*						27,710	(5)	*

James E. Cashman	9,114	A-1	*	—	A-1	9,114	A-1	*
	9,112	A-2	*	—	A-2	9,112	A-2	*
	9,112	A-3	*	—	A-3	9,112	A-3	*
	27,338	All	*						27,710	(6)	*

Mark E. Cermak	9,114	A-1	*	—	A-1	9,114	A-1	*
	9,112	A-2	*	—	A-2	9,112	A-2	*
	9,112	A-3	*	—	A-3	9,112	A-3	*
	27,338	All	*						27,710	(7)	*

Jackie Clegg	—	A-1	*	—	A-1	—	A-1	*
	—	A-2	*	—	A-2	—	A-2	*
	—	A-3	*	—	A-3	—	A-3	*
	—	All	*						372	(8)	*

Brent M. Coan	9,114	A-1	*	—	A-1	9,114	A-1	*
	9,112	A-2	*	—	A-2	9,112	A-2	*
	9,112	A-3	*	—	A-3	9,112	A-3	*
	27,338	All	*						27,710	(9)	*

James A. Donaldson	9,114	A-1	*	—	A-1	9,114	A-1	*
	9,112	A-2	*	—	A-2	9,112	A-2	*
	9,112	A-3	*	—	A-3	9,112	A-3	*
	27,338	All	*						27,710	(10)	*

Larry G. Gerdes	—	A-1	*	—	A-1	—	A-1	*
	—	A-2	*	—	A-2	—	A-2	*
	—	A-3	*	—	A-3	—	A-3	*
	—	All	*						372	(11)	*

James P. McMillin	3,334	A-1	*	—	A-1	3,334	A-1	*
	3,333	A-2	*	—	A-2	3,333	A-2	*
	3,333	A-3	*	—	A-3	3,333	A-3	*
	10,000	All	*						10,372	(12)	*

*	Represents beneficial ownership of less than 1%.
(5)	Includes 372 shares of Class A common stock that we expect to grant to Mr. Callahan upon completion of this offering as described above in the section entitled “Management and Executive Compensation—Director Compensation.”
(6)	Includes 372 shares of Class A common stock that we expect to grant to Mr. Cashman upon completion of this offering as described above in the section entitled “Management and Executive Compensation—Director Compensation.”
(7)	Includes 372 shares of Class A common stock that we expect to grant to Mr. Cermak upon completion of this offering as described above in the section entitled “Management and Executive Compensation—Director Compensation.”
(8)	Includes 372 shares of Class A common stock that we expect to grant to Ms. Clegg upon completion of this offering as described above in the section entitled “Management and Executive Compensation—Director Compensation.”
(9)	Includes 372 shares of Class A common stock that we expect to grant to Mr. Coan upon completion of this offering as described above in the section entitled “Management and Executive Compensation—Director Compensation.”
(10)	Includes 372 shares of Class A common stock that we expect to grant to Mr. Donaldson upon completion of this offering as described above in the section entitled “Management and Executive Compensation—Director Compensation.”
(11)	Includes 372 shares of Class A common stock that we expect to grant to Mr. Gerdes upon completion of this offering as described above in the section entitled “Management and Executive Compensation—Director Compensation.”
(12)	Includes 372 shares of Class A common stock that we expect to grant to Mr. McMillin upon completion of this offering as described above in the section entitled “Management and Executive Compensation—Director Compensation.”

						Shares of Class A Common Stock Beneficially Owned After This Offering
	Shares of Class A Common Stock Beneficially Owned Prior to This Offering			Shares of Class A Common Stock Offered Hereby					Aggregate # of Shares of Class A Common Stock
Beneficial Owner	# of Shares	Series	% of Series	# of Shares	Series	# of Shares	Series	% of Series	# of Shares		% of Shares
Nickolas J. Neubauer	9,114	A-1	*	—	A-1	9,114	A-1	*
	9,112	A-2	*	—	A-2	9,112	A-2	*
	9,112	A-3	*	—	A-3	9,112	A-3	*
	27,338	All	*						27,710	(13)	*

C.C. Odom, II	9,114	A-1	*	—	A-1	9,114	A-1	*
	9,112	A-2	*	—	A-2	9,112	A-2	*
	9,112	A-3	*	—	A-3	9,112	A-3	*
	27,338	All	*						27,710	(14)	*

M.B. Oglesby, Jr.	—	A-1	*	—	A-1	—	A-1	*
	—	A-2	*	—	A-2	—	A-2	*
	—	A-3	*	—	A-3	—	A-3	*
	—	All	*						372	(15)	*

Frank S. Serrino(16)	40,734	A-1	*	—	A-1	40,734	A-1	*
	40,721	A-2	*	—	A-2	40,721	A-2	*
	40,721	A-3	*	—	A-3	40,721	A-3	*
	122,176	All	*						122,548	(17)	*

Michael D. Walter(18)	9,114	A-1	*	—	A-1	9,114	A-1	*
	9,112	A-2	*	—	A-2	9,112	A-2	*
	9,112	A-3	*	—	A-3	9,112	A-3	*
	27,338	All	*						27,710	(19)	*

Charles M. Wolin	3,334	A-1	*	—	A-1	3,334	A-1	*
	3,333	A-2	*	—	A-2	3,333	A-2	*
	3,333	A-3	*	—	A-3	3,333	A-3	*
	10,000	All	*						10,372	(20)	*

Bernard W. Dan	—	A-1	*	—	A-1	—	A-1	*
	—	A-2	*	—	A-2	—	A-2	*
	—	A-3	*	—	A-3	—	A-3	*
	—	All	*						20,000	(21)	*

Carol A. Burke	—	A-1	*	—	A-1	—	A-1	*
	—	A-2	*	—	A-2	—	A-2	*
	—	A-3	*	—	A-3	—	A-3	*
	—	All	*						—		*

*	Represents beneficial ownership of less than 1%.
(13)	Includes 372 shares of Class A common stock that we expect to grant to Mr. Neubauer upon completion of this offering as described above in the section entitled “Management and Executive Compensation—Director Compensation.”
(14)	Includes 372 shares of Class A common stock that we expect to grant to Mr. Odom upon completion of this offering as described above in the section entitled “Management and Executive Compensation—Director Compensation.”
(15)	Includes 372 shares of Class A common stock that we expect to grant to Mr. Oglesby upon completion of this offering as described above in the section entitled “Management and Executive Compensation—Director Compensation.”
(16)	Includes 31,620 Series A-1, 31,609 Series A-2 and 31,609 Series A-3 shares held through Serrino Trading Co., Inc., of which Mr. Serrino is the owner.
(17)	Includes 372 shares of Class A common stock that we expect to grant to Mr. Serrino upon completion of this offering as described above in the section entitled “Management and Executive Compensation—Director Compensation.”
(18)	Includes 9,114 Series A-1, 9,112 Series A-2 and 9,112 Series A-3 shares owned by ConAgra Foods, Inc., which Mr. Walter may be deemed to beneficially own. Mr. Walter disclaims such beneficial ownership.
(19)	Includes 372 shares of Class A common stock that we expect to grant to Mr. Walter upon completion of this offering as described above in the section entitled “Management and Executive Compensation—Director Compensation.”
(20)	Includes 372 shares of Class A common stock that we expect to grant to Mr. Wolin upon completion of this offering as described above in the section entitled “Management and Executive Compensation—Director Compensation.”
(21)	Includes 20,000 shares of Class A common stock that we expect to grant to Mr. Dan upon completion of this offering as described above in the section entitled “Management and Executive Compensation—Employment-Related Agreements—Bernard W. Dan.”

						Shares of Class A Common Stock Beneficially Owned After This Offering
	Shares of Class A Common Stock Beneficially Owned Prior to This Offering			Shares of Class A Common Stock Offered Hereby					Aggregate # of Shares of Class A Common Stock
Beneficial Owner	# of Shares	Series	% of Series	# of Shares	Series	# of Shares	Series	% of Series	# of Shares	% of Shares
William M. Farrow III	—	A-1	*	—	A-1	—	A-1	*
	—	A-2	*	—	A-2	—	A-2	*
	—	A-3	*	—	A-3	—	A-3	*
	—	All	*						—	*

Bryan T. Durkin	—	A-1	*	—	A-1	—	A-1	*
	—	A-2	*	—	A-2	—	A-2	*
	—	A-3	*	—	A-3	—	A-3	*
	—	All	*						—	*

Christopher Malo	—	A-1	*	—	A-1	—	A-1	*
	—	A-2	*	—	A-2	—	A-2	*
	—	A-3	*	—	A-3	—	A-3	*
	—	All	*						—	*

Glen M. Johnson	—	A-1	*	—	A-1	—	A-1	*
	—	A-2	*	—	A-2	—	A-2	*
	—	A-3	*	—	A-3	—	A-3	*
	—	All	*						—	*

James G. Bennett	—	A-1	*	—	A-1	—	A-1	*
	—	A-2	*	—	A-2	—	A-2	*
	—	A-3	*	—	A-3	—	A-3	*
	—	All	*						—	*

Directors and Executive	138,542	A-1	*	—	A-1	138,542	A-1	*
Officers as a group	138,507	A-2	*	—	A-2	138,507	A-2	*
(24 persons)	138,507	A-3	*	—	A-3	138,507	A-3	*
	415,556	All	*						444,610	*

Selling Stockholders:(22)
Richard Binder	3,334	A-1	*	3,334	A-1	—	A-1	*
	3,333	A-2	*	3,333	A-2	—	A-2	*
	3,333	A-3	*	3,333	A-3	—	A-3	*
	10,000	All	*						—	*

Michael Jerome Bracher	3,334	A-1	*	—	A-1	3,334	A-1	*
	3,333	A-2	*	500	A-2	2,833	A-2	*
	3,333	A-3	*	500	A-3	2,833	A-3	*
	10,000	All	*						9,000	*

Roger H. Brooks	9,114	A-1	*	1,338	A-1	7,776	A-1	*
	9,112	A-2	*	—	A-2	9,112	A-2	*
	9,112	A-3	*	—	A-3	9,112	A-3	*
	27,338	All	*						26,000	*

Calyon Financial Inc.	83,760	A-1	*	—	A-1	83,760	A-1	*
	83,734	A-2	*	21,876	A-2	61,858	A-2	*
	83,734	A-3	*	—	A-3	83,734	A-3	*
	251,228	All	*						229,352	*

*	Represents beneficial ownership of less than 1%.
(22)	Each of the selling stockholders owns one or more Class B memberships in the CBOT. These selling stockholders may derive a substantial portion of their income from trading and clearing activities on the CBOT and pay substantial fees, directly or indirectly, to the CBOT.

						Shares of Class A Common Stock Beneficially Owned After This Offering
	Shares of Class A Common Stock Beneficially Owned Prior to This Offering			Shares of Class A Common Stock Offered Hereby					Aggregate # of Shares of Class A Common Stock
Beneficial Owner	# of Shares	Series	% of Series	# of Shares	Series	# of Shares	Series	% of Series	# of Shares	% of Shares
Citigroup Derivative Markets Inc.(23)	30,732	A-1	*	12,504	A-1	18,228	A-1	*
	30,722	A-2	*	12,498	A-2	18,224	A-2	*
	30,722	A-3	*	12,498	A-3	18,224	A-3	*
	92,176	All	*						54,676	*

Citigroup Global Markets Inc.(24)	91,208	A-1	*	48,084	A-1	43,124	A-1	*
	91,179	A-2	*	48,065	A-2	43,114	A-2	*
	91,179	A-3	*	48,065	A-3	43,114	A-3	*
	273,566	All	*						129,352	*

David William Conrath	3,334	A-1	*	3,000	A-1	334	A-1	*
	3,333	A-2	*	—	A-2	3,333	A-2	*
	3,333	A-3	*	—	A-3	3,333	A-3	*
	10,000	All	*						7,000	*

Kirkwood R. Dormeyer	3,334	A-1	*	584	A-1	2,750	A-1	*
	3,333	A-2	*	—	A-2	3,333	A-2	*
	3,333	A-3	*	—	A-3	3,333	A-3	*
	10,000	All	*						9,416	*

Lawrence R. Evans	3,334	A-1	*	1,334	A-1	2,000	A-1	*
	3,333	A-2	*	—	A-2	3,333	A-2	*
	3,333	A-3	*	—	A-3	3,333	A-3	*
	10,000	All	*						8,666	*

Timothy Thomas Feldheim	7,760	A-1	*	1,000	A-1	6,760	A-1	*
	7,759	A-2	*	1,000	A-2	6,759	A-2	*
	7,759	A-3	*	1,000	A-3	6,759	A-3	*
	23,278	All	*						20,278	*

Daniel C. Henning Jr.	9,114	A-1	*	—	A-1	9,114	A-1	*
	9,112	A-2	*	9,111	A-2	1	A-2	*
	9,112	A-3	*	—	A-3	9,112	A-3	*
	27,338	All	*						18,227	*

Liliane D. Holland	834	A-1	*	432	A-1	402	A-1	*
	833	A-2	*	432	A-2	401	A-2	*
	833	A-3	*	432	A-3	401	A-3	*
	2,500	All	*						1,204	*

Eugene Lerner	368	A-1	*	368	A-1	—	A-1	*
	366	A-2	*	366	A-2	—	A-2	*
	366	A-3	*	366	A-3	—	A-3	*
	1,100	All	*						—	*

Daniel Jonathan Petree	3,334	A-1	*	1,000	A-1	2,334	A-1	*
	3,333	A-2	*	—	A-2	3,333	A-2	*
	3,333	A-3	*	—	A-3	3,333	A-3	*
	10,000	All	*						9,000	*

Steven Philipp	3,334	A-1	*	—	A-1	3,334	A-1	*
	3,333	A-2	*	1,000	A-2	2,333	A-2	*
	3,333	A-3	*	1,000	A-3	2,333	A-3	*
	10,000	All	*						8,000	*

*	Represents beneficial ownership of less than 1%.
(23)	Citigroup Derivative Markets Inc. is an affiliate of Citigroup Global Markets Inc., an underwriter of this offering.
(24)	Citigroup Global Markets Inc. is an underwriter of this offering.

						Shares of Class A Common Stock Beneficially Owned After This Offering
	Shares of Class A Common Stock Beneficially Owned Prior to This Offering			Shares of Class A Common Stock Offered Hereby					Aggregate # of Shares of Class A Common Stock
Beneficial Owner	# of Shares	Series	% of Series	# of Shares	Series	# of Shares	Series	% of Series	# of Shares	% of Shares
Juan J. Rios	834	A-1	*	450	A-1	384	A-1	*
	833	A-2	*	—	A-2	833	A-2	*
	833	A-3	*	—	A-3	833	A-3	*
	2,500	All	*						2,050	*

Frank J. Serio	9,114	A-1	*	5,000	A-1	4,114	A-1	*
	9,112	A-2	*	—	A-2	9,112	A-2	*
	9,112	A-3	*	—	A-3	9,112	A-3	*
	27,338	All	*						22,338	*

Jeffrey Bennett Stern	12,448	A-1	*	—	A-1	12,448	A-1	*
	12,445	A-2	*	—	A-2	12,445	A-2	*
	12,445	A-3	*	5,000	A-3	7,445	A-3	*
	37,338	All	*						32,338	*

Dick A. Stoken	8,338	A-1	*	2,200	A-1	6,138	A-1	*
	8,331	A-2	*	—	A-2	8,331	A-2	*
	8,331	A-3	*	—	A-3	8,331	A-3	*
	25,000	All	*						22,800	*

Selling Stockholders	286,962	A-1	1.7	80,628	A-1	206,334	A-1	1.3
as a group (19 persons)	286,869	A-2	1.7	98,181	A-2	188,688	A-2	1.2
	286,869	A-3	1.7	72,194	A-3	214,675	A-3	1.3
	860,700	All	1.7						609,697	1.2

*	Represents beneficial ownership of less than 1%.

DESCRIPTION OF CAPITAL STOCK

We describe generally below the material terms of the capital stock, certificate of incorporation and bylaws of CBOT Holdings. However, this description is not complete. For a complete description of the terms of the capital stock, certificate of incorporation and bylaws of CBOT Holdings, we refer you to the amended and restated certificate of incorporation and bylaws of CBOT Holdings, which are included as Exhibits 3.1 and 3.3 to the registration statement of which this prospectus forms a part. We urge you to read those documents carefully before making a decision to invest in the Class A common stock.

Authorized Capital Stock

The authorized capital structure of CBOT Holdings consists of:

•	200,000,000 authorized shares of Class A common stock, $0.001 par value per share, including shares of restricted Class A common stock designated as Series A-1 common stock, Series A-2 common stock and Series A-3 common stock;

•	1 authorized share of Class B common stock, $0.001 par value per share; and

•	20,000,000 authorized shares of preferred stock, $0.001 par value per share, including 2,000,000 authorized shares of Series A junior participating preferred stock.

As of September 22, 2005 there were approximately 2,384 holders of record of outstanding shares of Class A common stock.

Upon the completion of this offering, there will be issued and outstanding 52,329,376 shares of Class A common stock (consisting of 3,220,543 shares of unrestricted Class A common stock, 16,376,504 shares of Series A-1 common stock, 16,353,171 shares of Series A-2 common stock, and 16,379,158 shares of Series A-3 common stock), 1 share of Class B common stock, and no shares of preferred stock, all of which will be validly issued, fully paid and non-assessable. The three series of Class A common stock are identical, except that the transfer restrictions associated with each series are of a different duration. The amount of shares outstanding upon completion of this offering assumes no exercise of the underwriters’ over-allotment option and includes a total of 29,054 shares of Class A common stock that we expect to grant to our President and Chief Executive Officer, our directors and a special advisor to our board of directors upon completion of this offering, assuming this offering is completed in October 2005 at an initial public offering price of $47.00 per share, the mid-point of the range shown on the cover of this prospectus.

Common Stock of CBOT Holdings

General

The Class A common stock represents an equity interest in CBOT Holdings and generally has traditional features of common stock, including, dividend, voting and liquidation rights. The Class A common stock may be issued as a single class, without series, or as determined from time to time by the board of directors, either in whole or in part in two or more series.

Dividends

Subject to the limitations under Delaware corporation law and any preferential dividend rights of outstanding preferred stock, holders of Class A common stock are entitled to receive their pro rata share of such dividends or other distributions as may be declared by the board of directors of CBOT Holdings out of funds legally available therefor.

General Voting Rights

Unless otherwise required by the certificate of incorporation of CBOT Holdings or applicable law, holders of Class A common stock, including the Series A-1, A-2 and A-3 common stock, are entitled to one vote per share with respect to all matters upon which the stockholders of CBOT Holdings are entitled to vote generally, including amendments to the certificate of incorporation, mergers, sales of all or substantially all of the corporate assets or property or a dissolution. Holders of Class A common stock are also entitled to one vote per share on the election of directors to the board of directors of CBOT Holdings, subject to the special rights of the holder of the sole share of Class B common stock to elect six subsidiary directors to the board of directors of CBOT Holdings, beginning with the first annual election following the completion of this offering. Except with respect to such special rights of the holder of the Class B common stock, the holder of the Class B common stock has no other rights to vote. The common stock of CBOT Holdings does not have cumulative voting rights.

Special Voting Rights of the Class A Common Stock

The holders of Class A common stock have the right to vote on any proposal for a transaction (or series of related transactions) either involving the sale of a significant amount of CBOT Holdings’ assets to a third party or in which CBOT Holdings proposes to acquire, invest in or enter into a business in competition with the then existing business of the CBOT (which also includes any business proposed as of such time). Further, the affirmative vote of a majority of the votes cast by the holders of Class A common stock of CBOT Holdings at any annual or special meeting of the stockholders of CBOT Holdings is required for CBOT Holdings, as the holder of the sole Class A membership in the CBOT, to vote in favor of any of the following proposals:

•	any merger of the CBOT with another entity;

•	any transaction (or series of related transactions) involving the sale of a significant amount of the CBOT’s assets to a third party;

•	any transaction (or series of related transactions) in which the CBOT proposes to acquire, invest in or enter into a business in competition with the then existing business of the CBOT; or

•	any dissolution or liquidation of the CBOT.

For these purposes, a “significant amount” of assets means 10% of the fair market value of the assets, both tangible and intangible, of CBOT Holdings or the CBOT, as applicable, as of the time of the board approval of the proposed sale, as determined by the board of directors of CBOT Holdings or the CBOT, as applicable, in its sole and absolute discretion. The board of directors of CBOT Holdings or the CBOT, as applicable, shall determine, in its sole and absolute discretion, whether any business is in competition with the then existing business of the CBOT (which also includes any business proposed as of such time).

Proposals for CBOT Holdings to engage in such transactions or to vote its Class A membership in the CBOT in favor of such transactions will be adopted only if a majority of the votes cast by the holders of Class A common stock of CBOT Holdings are voted in favor of the proposal.

No Right to Call Special Meeting of the Stockholders

Upon the completion of this offering, the holders of Class A common stock will not have the right to require CBOT Holdings to call a special meeting of the stockholders.

Special Voting Rights of the Class B Common Stock

Following the completion of this offering, the holder of the sole share of Class B common stock will be entitled to vote to elect six subsidiary directors to the board of directors of CBOT Holdings at any annual or special meeting. The holder of the sole share of Class B common stock will be a subsidiary voting trust, which will be obligated to vote to elect to the board of directors of CBOT Holdings the subsidiary directors who have been elected to serve on the board of directors of the CBOT by the Series B-1 (Full) and B-2 (Associate) members of the CBOT. Thus, the voting rights of the sole share of Class B common stock is designed to ensure that the persons elected to the board of directors of the CBOT by the Series B-1 (Full) and B-2 (Associate) members of the CBOT are also be elected to serve on the board of directors of CBOT Holdings.

No Conversion, Preemptive or Subscription Rights

The holders of Class A common stock have no conversion, preemptive or subscription rights, other than the automatic conversion terms of the Series A-1, A-2 and A-3 common stock of CBOT Holdings described below at “—Transfer Restrictions.”

Liquidation Rights

Subject to any preferential dividend rights of outstanding preferred stock, upon any liquidation, dissolution or winding up of CBOT Holdings, whether voluntary or involuntary, holders of Class A common stock are entitled to receive their pro rata share of such assets as are available for distribution to stockholders. In other words, each share of Class A common stock has equal liquidation rights.

Preferred Stock

The board of directors of CBOT Holdings is authorized to issue shares of preferred stock in one or more series; to establish from time to time the number of shares to be included in each series; and to fix the rights, preferences and privileges of the shares of each wholly unissued series and any of its qualifications, limitations or restrictions. Furthermore, the board of directors of CBOT Holdings may increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by the holders of Class A common of CBOT Holdings. At such time, the board of directors of CBOT Holdings may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of Class A common stock. We currently have no plans to issue any shares of preferred stock other than pursuant to the rights plan described below.

Transfer Restrictions

Class A Common Stock

Currently issued and outstanding shares of Class A common stock (all of which were issued to CBOT members in connection with the restructuring transactions) have been issued in three series: Series A-1, Series A-2 and Series A-3. Each series is subject to significant transfer restrictions pursuant to the certificate of incorporation of CBOT Holdings. The Class A common stock being sold in this offering is identical to the other series of Class A common stock except that it is not subject to transfer restrictions. The periods during which sales or transfers of shares of Series A-1, Series A-2 and Series A-3 are not permitted vary depending on the series of Class A common stock.

The transfer restriction periods will expire:

•	180 days after the close of this offering in the case of Series A-1 common stock;

•	360 days after the close of this offering in the case of Series A-2 common stock;

•	540 days after the close of this offering in the case of Series A-3 common stock.

Subject to our right to conduct organized sales of Class A common stock, as described more fully below at “—Organized Sales,” when the restriction period applicable to a series of shares expires, the series of shares will automatically convert into the same number of shares of unrestricted Class A common stock. Please see the section entitled “Shares Eligible for Future Sale” below for limitations on sales by affiliates under the securities laws. Holders of restricted Class A common stock are also able to transfer their shares prior to the expiration and conversion in connection with a “permitted transfer.”

“Permitted transfers” include:

•	“conversion transfers,” in which Series A-1, A-2 and A-3 common stock of CBOT Holdings is converted into unrestricted Class A common stock in connection with transfers to CBOT Holdings, transfers made in this offering or an organized sale of Class A common stock, transfers to satisfy exchange claims and other conversion transfers approved by the board of directors of CBOT Holdings; and

•

“non-conversion transfers,” in which Series A-1, A-2 and A-3 common stock of CBOT Holdings is not converted into unrestricted Class A common stock and remains subject to transfer restrictions in connection with transfers of the related Class B membership in the CBOT, transfers to certain family members for estate planning or education purposes, bona fide pledges to lending institutions to secure trading right purchases, pledges to clearing members and other non-conversion transfers approved by the board of directors of CBOT Holdings.

The board of directors of CBOT Holdings has the ability to reduce or eliminate the general transfer restrictions applicable to the Series A-1, A-2 and A-3 common stock of CBOT Holdings. In connection with this offering, we have agreed with the underwriters that, except as required to permit the selling stockholders to participate in this offering, we will not waive any of the transfer restrictions applicable to the Series A-1, A-2 and A-3 common stock of CBOT Holdings for a period of 180 days after the date of this prospectus. Please see the section entitled “Underwriting.”

Organized Sales

After the completion of this offering, we will have the right to conduct organized sales of Class A common stock received by members of the CBOT as a result of the restructuring transactions when the transfer restriction period applicable to the Series A-1, A-2 and A-3 common stock is scheduled to expire. The purpose of this right is to enable us to facilitate a more orderly distribution of Class A common stock held by members of the CBOT into the public marketplace. If we elect to conduct an organized sale, no shares of the Series A-1, A-2 or A-3 common stock of CBOT Holdings for which transfer restrictions are scheduled to expire (as a result of the automatic conversion of such shares as discussed above) or of any other series that is subject to transfer restrictions may be sold during the applicable transfer restriction period, except as part of the organized sale or in a permitted transfer.

In order for us to elect to conduct an organized sale, we must provide the holders of Series A-1, A-2 and A-3 common stock of CBOT Holdings with a written notice of election to organize the sale of the applicable series of Class A common stock for which transfer restrictions are scheduled to expire at least 60 days prior to the scheduled expiration of the applicable transfer restriction period. Holders of such series of Class A common stock will have 20 days following the date of mailing of that notice to provide us with written notice of their intent to participate in the organized sale with respect to such series, any other series that remain subject to transfer restrictions and any unrestricted Class A common stock. The written notice must specify the series of Class A common stock and the number of shares thereof, and the number of shares of unrestricted Class A common stock that the holder has elected to include in the applicable organized sale. If such holders do not provide written notice to us during that 20-day period, they will be deemed to have elected not to include any shares in the organized sale.

The actual number of shares that may be sold in an organized sale will depend on, among other things, the number of primary shares the board of directors of CBOT Holdings determines that CBOT Holdings will offer for its own account, market conditions, investor demand and the requirements of any underwriters or placement agents and may be fewer than the aggregate number requested by stockholders to be included in the organized sale. In such event, there will be a reduction in the number of shares that each individual holder may sell based on a cut-back formula to be adopted by the board of directors of CBOT Holdings. In the event of such a cut-back, priority will be given first to shares of the series then scheduled to be released, second to shares of a series scheduled to be released from transfer restrictions at a later date and finally to unrestricted Class A common stock. The organized sale may take the form of an underwritten secondary offering, a private placement of Class A common stock to one or more purchasers, a repurchase of Class A common stock by CBOT Holdings or a similar process selected by the board of directors of CBOT Holdings. The stockholders’ right to participate in an organized sale will be contingent upon the execution of all agreements, documents and instruments required to effect such sale, including, if applicable, an underwriting agreement.

We may proceed with the sale of fewer than all of the shares that have been requested to be included in an organized sale, including less than all of the shares of the series scheduled for release at the expiration of the related transfer restriction period. Additionally, we will be under no obligation to complete the organized sale.

If less than all of the shares of the series scheduled to be released that a stockholder requests be sold in the related organized sale are sold in such organized sale, or the stockholder elects not to include all of the shares of the series scheduled for release in the applicable organized sale, the stockholder will be able to sell, on the 91st day after the later of the expiration of the related transfer restriction period and the completion of the organized sale, any of those shares that were not sold or included (i.e., such shares will automatically convert into shares of unrestricted Class A common stock on such date).

If we elect to conduct an organized sale, we will be required to complete such organized sale no later than 60 days after the expiration date of the related transfer restriction period. If the organized sale is not completed within 60 days following the applicable expiration date, any shares of the series that would have been released at the expiration of the related transfer restriction period, but for the organized sale, will automatically convert into unrestricted Class A common stock on the 61st day after the expiration of the related transfer restriction period. However, any organized sale undertaken in conjunction with the scheduled expiration of transfer restrictions applicable to the Series A-3 common stock of CBOT Holdings must be completed no later than 540 days following this offering. If such sale is not completed within 540 days following this offering, all issued and outstanding shares of Series A-3 common stock shall automatically convert into unrestricted Class A common stock on the 541st day following this offering.

If we elect not to conduct an organized sale at the time of any scheduled expiration of transfer restrictions applicable to a series of Class A common stock, the shares of that series for which transfer restrictions are scheduled to expire will automatically convert into unrestricted Class A common stock at the expiration of the applicable transfer restriction period.

Class B Common Stock

The sole share of Class B common stock of CBOT Holdings, which will be held by a subsidiary voting trust, will be generally subject to a complete restriction on transfer. However, the board of directors of CBOT Holdings may authorize the transfer of the share of Class B common stock of CBOT Holdings upon receipt of direction to transfer such share of Class B common stock of CBOT Holdings from the CBOT following approval of such direction by a majority of the Series B-1 (Full) and B-2 (Associate) members of the CBOT.

Other Certificate of Incorporation and Bylaw Provisions

Board of Directors

Our certificate of incorporation provides that, following this offering, the number of directors constituting our board of directors shall be 17 and the directors shall be divided into two classes, composed of nine and eight directors, respectively, each elected to two-year terms. We intend to implement this provision and classify our board of directors immediately upon the consummation of this offering, with the terms of the eight directors in class 1 initially expiring at the 2006 annual meeting (and then, based on the two-year terms, at the 2008 annual meeting and each second annual meeting thereafter) and the terms of the nine directors in class 2 initially expiring at the 2007 annual meeting (and then, based on the two-year terms, at the 2009 annual meeting and each second annual meeting thereafter). There will be 11 directors designated as “parent directors,” who will be elected exclusively by the holders of Class A common stock, and six directors designated as “subsidiary directors,” who will be elected exclusively by the holder of the sole share of our Class B common stock. The six subsidiary directors will consist of four Series B-1 (Full) members of the CBOT and two Series B-2 (Associate) members of the CBOT. Of the 17 directors, at least nine will be independent within the meaning of our certificate of incorporation and bylaws.

Under Delaware law, the directors of a corporation that has a classified board within the meaning of Delaware law may be removed by the corporation’s stockholders only for cause unless the corporation’s certificate of incorporation provides otherwise. We believe that, upon dividing the board into two classes in connection with this offering as described above, we will have a classified board within the meaning of Delaware law and that our directors will, under Delaware law, be removable by the stockholders only for cause, although the matter is not free from doubt. Additionally, as a result of the classification of our board in connection with this offering, two annual meetings of stockholders may be required for the stockholders to change a majority of the directors on our board, depending on whether the directors in class 1 (which will contain eight directors) or class 2 (which will contain nine directors) are up for election at the annual meeting in question.

Our certificate of incorporation also provides that vacancies on the board resulting from removal or for any other reason will, unless otherwise required by law or board resolution, be filled only by a majority vote of the directors then in office, and not by our stockholders. The classification of directors into two classes with staggered terms, the inability of stockholders to remove directors without cause and the inability of stockholders to fill vacancies on the board will make it more difficult to change the composition of our board and in turn may have the effect of delaying, deferring or preventing a change in control of CBOT Holdings.

In addition, following this offering, our board of directors will have the ability to appoint the Chairman of the Board and Vice Chairman of the Board and the Chairman of the Board and Vice Chairman of the Board will no longer be elected by our stockholders.

Nomination Procedures for Directors

In connection with this offering, the nominating committee of CBOT Holdings will be reconstituted and shall thereafter be a committee of the board of directors of CBOT Holdings, composed entirely of at least three independent members of the board of directors of CBOT Holdings who have been appointed by the board of directors of CBOT Holdings. However, upon completion of this offering, the holders of Class A common stock will continue to be entitled to directly nominate persons to stand for election as directors of CBOT Holdings if the nominee is qualified and such stockholder satisfies certain advance notice requirements. Furthermore, if, upon completion of this offering, such stockholder satisfies such requirements and delivers a petition executed by at least 40 persons who are both a holder of Class A common stock and a Series B-1 (Full) member of the CBOT, CBOT Holdings will, to the extent it prepares and delivers a proxy statement and form of proxy to its stockholders, at its own expense, include the name of such nominee and all other information related to such nominee that is provided with respect to the board of directors’ nominees in such proxy statement and form of proxy.

Advance Notice Procedures

Advance notice must be delivered to CBOT Holdings of any business to be brought by holders of Class A common stock before an annual meeting of the stockholders and of any nominations by stockholders of persons for election to the CBOT Holdings board of directors or nominating committee at an annual or special meeting of the stockholders of CBOT Holdings.

Generally, for business to be brought before an annual meeting of the stockholders of CBOT Holdings, such advance notice provisions require that holders of Class A common stock must give written notice to the secretary of CBOT Holdings not less than 20, nor more than 60, days prior to the first anniversary of the date on which CBOT Holdings first mailed its proxy materials for the preceding year’s annual meeting of the stockholders of CBOT Holdings. In each case, the notice must set forth specific information regarding such stockholder and each director nominee or other business proposed by holders of Class A common stock, as applicable, as provided in the bylaws. Except as described below with respect to nominations by holders of Class A common stock for persons to be elected to the board of directors of CBOT Holdings at a special meeting of the stockholders of CBOT Holdings at which directors are to be elected, stockholders are not permitted to make proposals, or bring other business, at a special meeting of the stockholders of CBOT Holdings.

Nominations by holders of Class A common stock for persons to be elected to the board of directors of CBOT Holdings at a special meeting of the stockholders of CBOT Holdings, if directors are to be elected at such meeting, generally requires that holders of Class A common stock give written notice to the secretary of CBOT Holdings not later than the later of the 90th day prior to such special meeting or the 10th day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the board of directors of CBOT Holdings.

If nominations are made in accordance with such advance notice procedures, CBOT Holdings shall, to the extent it prepares and delivers a proxy statement and form of proxy, at its own expense, include the name of such nominee and all other information related to such nominee that is provided with respect to the board of directors’ nominees in such proxy statement and form of proxy in the event that:

•	a holder of Class A common stock proposes to nominate an individual for election or reelection as a director of CBOT Holdings or election to the nominating committee of CBOT Holdings;

•	such stockholder has satisfied each of the terms and conditions described above for the nomination of such nominee; and

•	such stockholder has delivered to the secretary of CBOT Holdings a written petition, executed by at least 40 persons who are both a Series B-1 (Full) member of the CBOT and a holder of Class A common stock, proposing to nominate such nominee.

Special Meetings of Stockholders

The Chairman of the Board or the board of directors of CBOT Holdings may call special meetings of the stockholders of CBOT Holdings. Upon the completion of this offering, the holders of Class A common stock will no longer have the right to require CBOT Holdings to call a special meeting of the stockholders.

No Action by Written Consent of Stockholders

All actions of the holders of Class A common stock must be taken by a vote of the holders of Class A common stock at an annual or special meeting, and such stockholders are not permitted to take action by written consent without a meeting. The holder of the sole share of Class B common stock of CBOT Holdings is permitted to take action by written consent.

Amendment of Certificate of Incorporation

The approval of the board of directors of CBOT Holdings and the approval of a majority of the outstanding shares of Class A common stock are required in order to amend the certificate of incorporation of CBOT Holdings.

Amendment of Bylaws

The board of directors of CBOT Holdings has the authority to adopt, amend or repeal the bylaws of CBOT Holdings without the approval of the holders of Class A common stock. However, the holders of Class A common stock have the right to initiate, without the approval of the board of directors of CBOT Holdings, proposals to adopt, amend or repeal the bylaws of CBOT Holdings. The approval of a majority of the votes cast at any annual or special meeting of the holders of Class A common stock is required in order to adopt, repeal or amend the bylaws in response to such stockholder proposals.

Delaware Anti-Takeover Statute

CBOT Holdings is subject to the Delaware anti-takeover statute. Subject to certain exceptions, this statute prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon the completion of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding, for purposes of determining the number of shares outstanding, those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

For purposes of this statute, a “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an “interested stockholder” is a person who, together with affiliates and associates, owns 15% or more of the corporation’s voting stock or a person who is an affiliate of the corporation and who did own, within three years prior to the date of determination whether the person is an “interested stockholder,” 15% or more of the corporation’s voting stock.

Limitation of Liability of Directors

As authorized by Delaware corporation law, a director of CBOT Holdings is not personally liable to CBOT Holdings or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to CBOT Holdings or its stockholders;

•	for any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law;

•	for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided by Delaware corporation law; or

•	for any transaction from which the director derived an improper personal benefit.

The inclusion of this provision in the certificate of incorporation of CBOT Holdings may have the effect of reducing the likelihood of derivative litigation against directors, and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited CBOT Holdings and its stockholders.

CBOT Holdings is obligated to indemnify its directors, officers, committee members and employees and may indemnify its agents to the fullest extent permitted by law. The bylaws also permit CBOT Holdings to secure insurance on behalf of any officer, director, committee member, employee or other agent for any liability arising out of his or her actions in that capacity, regardless of whether the bylaws would permit indemnification.

Rights Plan Provisions

On June 24, 2005, a committee of the board of directors of CBOT Holdings adopted a plan creating preferred share purchase rights for holders of Class A common stock. After adoption of the rights plan, one right attached to each outstanding share of Class A common stock. Each right entitles the registered holder to purchase from CBOT Holdings one one-hundredth of a share of Series A junior participating preferred stock, par value $0.001 per share, referred to as a “preferred share,” at a purchase price of $155.00 per one one-hundredth of a preferred share, subject to adjustment. The description and terms of the rights are set forth in the rights agreement, dated June 24, 2005, between CBOT Holdings and Computershare Investor Services LLC, as rights agent.

If any person or group of affiliated or associated persons, referred to as an “acquiring person,” acquires beneficial ownership of 15% or more of the outstanding shares of Class A common stock, each holder of a right (other than rights beneficially owned by the acquiring person, which will thereafter be void) will thereafter have the right to receive upon exercise of each right that number of shares (or, under certain circumstances, other equivalently valued securities or other assets) of Class A common stock having a market value of two times the exercise price of the right.

If CBOT Holdings is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after a person or group becomes an acquiring person, each holder of a right (other than rights beneficially owned by the acquiring person, which will be void) will thereafter have the right to receive for each right that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the right.

The distribution date of the rights is the earlier of:

•	10 days following a public announcement that a person or group of affiliated or associated persons have acquired beneficial ownership of 15% or more of the outstanding shares of Class A common stock; or

•	10 business days (or such later date as may be determined by action of the board of directors of CBOT Holdings prior to such time as any person or group of affiliated persons becomes an acquiring person) following the commencement of a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding shares of Class A common stock.

Until the distribution date (or earlier redemption, exchange or expiration of the rights), the rights will be evidenced, with respect to the Class A common stock certificates outstanding, by such Class A common stock certificates with a copy of a summary of the rights attached thereto. Until the distribution date (or earlier redemption, exchange or expiration of the rights), the rights will be transferred with and only with the Class A common stock, and transfer of those certificates will also constitute transfer of the rights.

As soon as practicable following the distribution date, separate certificates evidencing the rights will be mailed to holders of record of Class A common stock as of the close of business on the distribution date and such separate rights certificates alone will thereafter evidence the rights.

The rights are not exercisable until the distribution date. The rights will expire on June 24, 2015, unless this date is extended or unless the rights are earlier redeemed or exchanged by CBOT Holdings, in each case, as described below. In addition, the rights will expire on June 24, 2008 if, and only if, the rights agreement has not been approved on or prior to that date by the Class A common stockholders.

The purchase price payable, and the number of preferred shares or other securities or property issuable, upon exercise of the rights are subject to adjustment from time to time to prevent dilution in the event of stock dividends, stock splits, reclassifications, or certain distributions with respect to the preferred shares. The number of outstanding rights and the number of one one-hundredths of a preferred share issuable upon exercise of each right are also subject to adjustment if, prior to the distribution date, there is a stock split of Class A common stock or a stock dividend on Class A common stock payable in Class A common stock or subdivisions, consolidations or combinations of Class A common stock. With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments require an adjustment of at least 1% in such purchase price. No fractional preferred shares will be issued (other than fractions which are integral multiples of one one-hundredth of a preferred share, which may, at the election of CBOT Holdings, be evidenced by depositary receipts) and, in lieu thereof, an adjustment in cash will be made based on the market price of the preferred shares on the last trading day prior to the date of exercise.

Preferred shares purchasable upon exercise of the rights will not be redeemable. Each preferred share will be entitled to receive a minimum preferential quarterly dividend payment in an amount per share equal to the greater of (i) $1 and (ii) 100 times the dividend declared per share of Class A common stock. In the event of liquidation, the holders of the preferred shares will be entitled to receive a preferential liquidation payment in an amount per share equal to the greater of (a) $100 (plus all accrued and unpaid dividends and distributions to the date of payment) and (b) 100 times the payment made per share of Class A common stock. Each preferred share will have 100 votes, voting together with the shares of Class A common stock. Finally, in the event of any merger, consolidation or other transaction in which shares of Class A common stock are exchanged for or changed into other stock or securities, cash and/or other property, the holder of a preferred share will be entitled to receive 100 times the amount received by a holder of a share of Class A common stock. These rights are protected against dilution in the event additional shares of Class A common stock are issued.

The value of the one one-hundredth interest in a preferred share purchasable upon exercise of each right should, because of the nature of the preferred shares’ dividend, liquidation and voting rights, approximate the value of one share of Class A common stock.

At any time after any person or group becomes an acquiring person, and prior to the acquisition by such person or group of 50% or more of the outstanding shares of Class A common stock, the board of directors of CBOT Holdings may exchange the rights (other than rights owned by the acquiring person, which will have become void), in whole or in part, at an exchange ratio of one share of Class A common stock per right (subject to adjustment).

At any time prior to any person or group becoming an acquiring person, the board of directors of CBOT Holdings may redeem the rights in whole, but not in part, at a price of $0.01 per right, subject to adjustment. The redemption price will be payable in cash, Class A common stock (including fractional shares) or any other form of consideration deemed appropriate by the board of directors of CBOT Holdings. The redemption of the rights may be made effective at such time on such basis with such conditions as the board of directors of CBOT Holdings in its sole discretion may establish. Immediately upon any redemption of the rights, the right to exercise the rights will terminate and the only right of the holders of rights will be to receive the redemption price.

The terms of the rights may be amended by the board of directors of CBOT Holdings without the consent of the holders of the rights, except that from and after such time as any person or group of affiliated or associated persons becomes an acquiring person no such amendment may adversely affect the interests of the holders of the rights (other than the acquiring person or an affiliate or associate thereof).

Until a right is exercised, the holder thereof, as such, will have no rights as a stockholder of CBOT Holdings, including, without limitation, the right to vote or to receive dividends.

The rights have certain anti-takeover effects. The rights may cause substantial dilution to a person or group that attempts to acquire CBOT Holdings on terms not approved by its board of directors, except pursuant to an offer conditioned on a substantial number of rights being acquired. The rights should not interfere with any merger or other business combination approved by the board of directors of CBOT Holdings prior to the occurrence of a person or group becoming an acquiring person, because until such time the rights may generally be redeemed at $0.01 per right.

Transfer Agent and Rights Agent

Computershare Investor Services LLC is the stock transfer agent and registrar for the Class A common stock and is the rights agent for the associated preferred share purchase rights.

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of Class A common stock in the public market after this offering could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities.

Upon the completion of this offering, we will have outstanding 52,329,376 shares of Class A common stock (consisting of 3,220,543 shares of unrestricted Class A common stock, 16,376,504 shares of Series A-1 common stock, 16,353,171 shares of Series A-2 common stock and 16,379,158 shares of Series A-3 common stock). The amount of shares outstanding upon completion of this offering assumes no exercise of the underwriters’ over-allotment option and includes a total of 29,054 shares of Class A common stock that we expect to grant to our President and Chief Executive Officer, our directors and a special advisor to our board of directors upon completion of this offering, assuming this offering is completed in October 2005 at an initial public offering price of $47.00 per share, the mid-point of the range shown on the cover of this prospectus. All of the shares sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by one of our affiliates as that term is defined in Rule 144 under the Securities Act, which generally includes directors, officers or 10% stockholders.

Transfer Restrictions

Although our currently issued and outstanding shares of Class A common stock are registered under the Securities Act, these shares are subject to significant transfer restrictions under the certificate of incorporation of CBOT Holdings. The transfer restriction periods will expire:

•	180 days after the close of this offering in the case of Series A-1 common stock;

•	360 days after the close of this offering in the case of Series A-2 common stock; and

•	540 days after the close of this offering in the case of Series A-3 common stock.

None of the shares sold in this offering will be subject to the transfer restrictions under the certificate of incorporation of CBOT Holdings.

CBOE Exercise Right

In addition, although not a restriction on transfer, Series B-1 (Full) members of the CBOT who have exercised (or who intend to exercise) and become members of the Chicago Board Options Exchange, or “CBOE,” without purchasing a membership on such exchange may have a disincentive to sell their Class A common stock. Pursuant to agreements between CBOT Holdings, the CBOT and CBOE as well as the CBOT’s rules and regulations, Series B-1 (Full) members of the CBOT must hold 27,338 shares of Class A common stock (the number of shares each Series B-1 (Full) member received in the restructuring transactions in respect of each Full Membership) along with the exercise right privilege associated with their Series B-1 (Full) membership in order to exercise, become and remain a member of the CBOE. As of October 7, 2005, approximately 334 Series B-1 (Full) members of the CBOT had exercised and become members of the CBOE. Accordingly, for so long as such Series B-1 (Full) members of the CBOT desire to remain members of the CBOE pursuant to this right, it is expected that approximately 9,130,892 shares of Class A common stock will remain unavailable for purchase in the market for Class A common stock anticipated to develop following the completion of this offering. There can be no assurance that the proportion of the 1,402 Series B-1 (Full) members of the CBOT who exercise and become a member of the CBOE will not increase or decrease, in each case affecting the number of shares of Class A common stock that may be available for purchase at any given point of time.

Rule 144

Shares of Class A common stock held by any of our affiliates, as that term is defined in Rule 144 of the Securities Act, may be resold only pursuant to further registration under the Securities Act or in transactions that are exempt from registration under the Securities Act. In general, under Rule 144 as currently in effect, any of our affiliates would be entitled to sell, without further registration, within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal about 523,000 shares immediately after this offering; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a Form 144 with respect to the sale.

Sales under Rule 144 also are subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

MATERIAL U.S. FEDERAL TAX CONSEQUENCES TO NON-U.S. STOCKHOLDERS

The following is a general discussion of the material United States federal income and estate tax consequences of the purchase, ownership and disposition of shares of Class A common stock by a Non-U.S. Stockholder. For purposes of this discussion, a Non-U.S. Stockholder is a beneficial owner of our common stock who is treated for U.S. federal tax purposes as:

•	a non-resident alien individual;

•	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of a jurisdiction other than the United States or any state or political subdivision thereof;

•	an estate, other than an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust, other than a trust that (i) is subject to the primary supervision of a United States court and which has one or more United States fiduciaries who have the authority to control all substantial decisions of the trust, or (ii) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

For purposes of this discussion, it is important to note that the rules for determining whether an individual is a non-resident alien for income tax purposes differ from those applicable for estate tax purposes. Also, a beneficial owner who is a partner in a partnership or other flow-through entity that holds our common stock should consult its own tax advisor regarding the U.S. federal income and estate tax consequences of the purchase, ownership and disposition of our common stock.

This summary assumes that our common stock is held as a capital asset (generally, property held for investment). The discussion does not address all of the United States federal income tax and estate tax considerations that may be relevant to a Non-U.S. Stockholder in light of its particular circumstances or to Non-U.S. Stockholders that may be subject to special treatment under United States federal tax laws. Furthermore, this summary does not discuss any aspects of state, local or foreign taxation. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended, Treasury regulations, judicial opinions, published positions of the Internal Revenue Service and other applicable authorities, all of which are subject to change, possibly with retroactive effect. Each prospective purchaser of Class A common stock is advised to consult its tax advisor with respect to the U.S. federal, state, local or foreign tax consequences of acquiring, holding and disposing of our Class A common stock.

Dividends

Any dividend paid to a Non-U.S. Stockholder of Class A common stock generally will be subject to withholding tax at a 30% rate (or such lower rate specified by an applicable income tax treaty). Generally, a Non-U.S. Stockholder will certify as to its status, and to any right to reduced withholding under an applicable income tax treaty, on a properly completed Internal Revenue Service Form W-8BEN. If, however, the Non-U.S. Stockholder provides a Form W-8ECI, certifying that the dividend is effectively connected with the Non-U.S. Stockholder’s conduct of a trade or business within the United States, the dividend will not be subject to withholding. Instead, such dividends are subject to U.S. federal income tax at regular rates applicable to U.S. persons generally and, for corporate holders, may also be subject to “branch profits tax.”

Sale or Disposition of Class A Common Stock

Except as otherwise discussed below, a Non-U.S. Stockholder generally will not be subject to United States federal income tax on any gain realized upon the sale or other disposition of the Class A common stock unless (i) such gain is effectively connected with the Non-U.S. Stockholder’s conduct of a United States trade or business, (ii) the Non-U.S. Stockholder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which such sale or disposition occurs and certain other conditions are met, (iii) the Non-U.S. Stockholder is subject to provisions applicable to certain United States expatriates, or (iv) we are or become a “United States real property holding corporation” for U.S. federal income tax purposes.

A Non-U.S. Stockholder may be subject to United States federal income tax on a sale or other disposition of Class A common stock (and to withholding by the purchaser) if we are or have been a United States real property holding corporation for U.S. federal income tax purposes at any time during the five years or shorter holding period preceding the disposition. Generally, a corporation is a United States real property holding corporation for U.S. federal income tax purposes if the fair market value of its United States real property interests equals or exceeds 50% of the fair market value of all of its business assets, including real property. We own buildings with significant value and can make no assurances that we are not now, or will not become, a United States real property holding corporation for federal income tax purposes. Even if we are or become a United States real property holding corporation for such purposes, however, a Non-U.S. Stockholder that (directly or indirectly) holds no more than 5% of our Class A common stock generally will not be subject to such taxes (or to withholding on a sale or other disposition) so long as our Class A common stock is treated as regularly traded on a securities market for federal income tax purposes. In general, if our common stock is traded on an established U.S. securities market, it will be treated as regularly traded for federal tax purposes during any calendar quarter during which it is regularly quoted by brokers or dealers making a market in our Class A common stock. We can make no assurances that this exception will apply to any Non-U.S. Stockholder if we are or become a United States real property holding corporation. If the “regularly traded” exception described above does not apply, a purchaser may withhold 10% of the proceeds payable to a Non-U.S. Stockholder on a sale of our Class A common stock and the Non-U.S. Stockholder will generally be taxed on net gain from the sale of such stock at regular rates of income tax applicable to U.S. persons generally, and may also be subject to branch profits tax if the Non-U.S. Stockholder is a corporation. Any withholding on such a sale is generally creditable against the Non-U.S. Stockholder’s federal income tax liability.

Information Reporting and Backup Withholding

We must report annually to the Internal Revenue Service and to each Non-U.S. Stockholder the amount of dividends paid to such stockholder and the amount, if any, of tax withheld with respect to such dividends. This information may also be made available to the tax authorities in the Non-U.S. Stockholder’s country of residence. Dividends paid to a Non-U.S. Stockholder may be subject to withholding as described above under “Dividends,” but generally are not subject to “backup withholding” if the Non-U.S. Stockholder properly certifies as to its Non-U.S. status (usually by completing an Internal Revenue Service Form W-8BEN, including any claim to reduced withholding under an applicable income tax treaty). Treasury regulations contain special rules for determining whether an income tax treaty benefit depends upon the residence of an entity that is a holder of our Class A common stock or upon the residence of the holders of an interest in the entity.

The payment of the proceeds of the sale or other taxable disposition of the Class A common stock to or through the United States office of a broker is subject to information reporting. Information reporting requirements, but not backup withholding, will also generally apply to payments of the proceeds of a sale of the Class A common stock by foreign offices of United States brokers or foreign brokers with certain types of relationships to the United States unless the Non-U.S. Stockholder establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from payments made to a stockholder may be refunded or credited against such stockholder’s United States federal income tax liability, if any, provided that the required information is furnished to the Internal Revenue Service.

Estate Tax

A non-resident alien individual should note that shares of Class A common stock held by (i) such individual or (ii) an entity created by such individual and included in such individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such individual and with respect to which the individual has retained certain interests or powers), will be, absent an applicable treaty, treated as U.S. situs property subject to U.S. federal estate tax.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated                               , we and the selling stockholders have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston LLC and J.P. Morgan Securities Inc. are acting as representatives, the following respective numbers of shares of Class A common stock:

Underwriter	Number of Shares
Credit Suisse First Boston LLC
J.P. Morgan Securities Inc.
Citigroup Global Markets Inc.
Keefe, Bruyette & Woods, Inc.
Sandler O’Neill & Partners, L.P.
Loop Capital Markets, LLC
Melvin Securities, L.L.C.
The Williams Capital Group, L.P.

Total	3,191,489

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of Class A common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We have granted to the underwriters a 30-day option to purchase up to 478,723 additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of Class A common stock.

The underwriters propose to offer the shares of Class A common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $         per share. The underwriters and selling group members may allow a discount of $         per share on sales to other broker/dealers. After the initial public offering the representatives may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting Discounts and Commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$
Underwriting Discounts and Commissions paid by selling stockholders	$	$	$	$
Expenses payable by the selling stockholders	$	$	$	$

The representatives have informed us that the underwriters do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of Class A common stock being offered.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of the representatives for a period of 180 days after the date of this prospectus, subject to certain exceptions. In addition, we have agreed that, except as required to permit the selling stockholders to participate in this offering, we will not permit any reduction in the duration of, or removal of, the transfer restrictions applicable to the Series A-1, A-2 and A-3 common stock of CBOT Holdings during this 180 day period. Notwithstanding these limitations, this agreement does not apply to any awards made by us under any of our existing employee benefit plans. In the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the representatives waive, in writing, such an extension.

The underwriters have reserved for sale at the initial public offering price up to 150,000 shares of the Class A common stock for non-member directors, employees and certain other persons associated with us who have expressed an interest in purchasing the Class A common stock in this offering. However, we may not be able to allocate to each of these persons all or any of the shares that they express an interest in purchasing, particularly if these persons indicate an interest in purchasing an aggregate number of shares of Class A common stock greater than the number of reserved shares. The number of shares available for sale to the general public in this offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

We and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

The shares of Class A common stock have been approved for listing on the New York Stock Exchange under the trading symbol “BOT.” In connection with the listing of the Class A common stock on the New York Stock Exchange, the underwriters have undertaken to sell round lots of 100 shares or more to a minimum of 2,000 beneficial owners.

Prior to this offering, there has been no organized public market for the Class A common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. Among the factors to be considered in determining the initial public offering price will be our future prospects and those of our industry in general, our sales, operating income and other financial and operating information in recent periods, and the price earnings ratios, price-revenues ratios, market prices of securities and financial and operating information of companies engaged in activities similar to ours. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our Class A common stock or preventing or retarding a decline in the market price of the Class A common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

From time to time, some of the underwriters and their affiliates have provided, and may continue to provide, investment banking and general financing and banking services to us and our affiliates, including advice in connection with our demutualization and rights plan, for which they have in the past received, and may in the future receive, customary fees. Some of the underwriters or their affiliates also own memberships on our exchange and, as part of their exchange membership, own shares of our Class A common stock in amounts that do not exceed, individually, 5% of the outstanding shares of such common stock. In addition, Citigroup Global Markets Inc. and one of its affiliates, Citigroup Derivatives Markets Inc., are selling stockholders in this offering.

LEGAL MATTERS

The validity of the securities offered hereby will be passed upon for CBOT Holdings by Jenner & Block LLP. Certain legal matters in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell, New York, New York.

EXPERTS

The consolidated financial statements of the Board of Trade of the City of Chicago, Inc. and subsidiaries as of December 31, 2003 and 2004 and for each of the three years in the period ended December 31, 2004 included in this prospectus have been audited by Deloitte & Touche LLP, independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the registration statement, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act for the shares of Class A common stock being offered by this prospectus. This prospectus, which is part of the registration statement, does not contain all of the information included in the registration statement and the exhibits. For further information about us and the Class A common stock offered by this prospectus, you should refer to the registration statement and its exhibits. References in this prospectus to any of our contracts or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. Prior to our restructuring, CBOT Holdings and the CBOT filed reports and other information with the SEC. You may read and copy the registration statement, the related exhibits, reports and other information that CBOT Holdings and the CBOT have filed or will file with the SEC at the SEC’s public reference room located at 100 F Street N.E., Room 1580, Washington, D.C. 20549. You can also request copies of those documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file with the SEC. That site is www.sec.gov. You may also obtain this information, without charge, by request to Paul Draths, Vice President and Secretary, CBOT Holdings, Inc., 141 West Jackson Boulevard, Chicago, Illinois, 60604; Telephone (312) 435-3500.

*	Prior to the completion of the restructuring transactions on April 22, 2005, CBOT Holdings had not begun doing business as a separate entity and, therefore did not have its own set of financial statements. As a result, the 2004 annual financial statements included are those of the CBOT, which continues to operate the exchange after the completion of the restructuring transactions as a subsidiary of CBOT Holdings.

Deloitte & Touche LLP 111 South Wacker Drive Chicago, IL 60606-4301 USA

Tel: +1 312 946 3000 Fax: +1 312 946 2600 www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members of the

Board of Trade of the City of Chicago, Inc.

Chicago, Illinois

We have audited the accompanying consolidated statements of financial condition of the Board of Trade of the City of Chicago, Inc. and its subsidiaries (the “CBOT”) as of December 31, 2003 and 2004, and the related consolidated statements of income, members’ equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the CBOT’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the CBOT’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the CBOT as of December 31, 2003 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 14, the accompanying 2004 consolidated statement of cash flows has been restated.

March 2, 2005

(September 1, 2005 as to the effect of Note 14.)

Member of
Deloitte Touche Tohmatsu

BOARD OF TRADE OF THE CITY OF CHICAGO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2003 AND 2004

(In thousands)

	2003	2004
ASSETS
CURRENT ASSETS:
Cash and cash equivalents:
Unrestricted	$137,127	$91,165
Held under deposit and membership transfers	5,539	14,262

Total cash and cash equivalents	142,666	105,427
Restricted cash	300	7,661
Accounts receivable—net of allowance of $4,580 and $4,352 in 2003 and 2004, respectively	33,218	34,556
Income tax receivable	10,781	1,557
Deferred income taxes	2,805	2,219
Prepaid expenses	10,387	20,542

Total current assets	200,157	171,962

PROPERTY AND EQUIPMENT:
Land	34,234	34,234
Buildings and equipment	314,474	320,295
Furnishings and fixtures	174,872	188,316
Computer software and systems	55,528	72,662
Construction in progress	9,368	13,702

Total property and equipment	588,476	629,209
Less accumulated depreciation and amortization	324,024	360,038

Property and equipment—net	264,452	269,171

OTHER ASSETS—Net	19,372	19,283

TOTAL ASSETS	$483,981	$460,416

LIABILITIES AND MEMBERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$29,370	$20,545
Accrued clearing services	823	11,591
Accrued real estate taxes	8,306	7,623
Accrued payroll costs	5,128	6,031
Accrued exchange fee rebates	4,351	2,301
Accrued employee termination	2,575	403
Accrued liabilities	8,646	9,524
Funds held for deposit and membership transfers	5,539	14,262
Current portion of long-term debt	19,665	20,359
Other current liabilities	132	249

Total current liabilities	84,535	92,888

LONG-TERM LIABILITIES:
Deferred income tax liabilities	20,230	28,484
Long-term debt	50,045	31,074
Other liabilities	14,948	14,379

Total long-term liabilities	85,223	73,937

Total liabilities	169,758	166,825

MINORITY INTEREST	62,940	—

MEMBERS’ EQUITY:
Members’ equity	251,232	293,591
Accumulated other comprehensive income	51	—

Total members’ equity	251,283	293,591

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$483,981	$460,416

See notes to consolidated financial statements.

BOARD OF TRADE OF THE CITY OF CHICAGO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

(In thousands)

	2002	2003	2004
REVENUES:
Exchange fees	$204,963	$285,815	$204,004
Clearing fees	—	1,158	73,556
Market data	58,258	55,850	64,234
Building	25,239	20,061	22,428
Services	16,554	16,059	12,828
Other	3,259	2,359	3,143

Total revenues	308,273	381,302	380,193

EXPENSES:
Salaries and benefits	59,315	64,122	70,046
Clearing services	—	972	54,755
Depreciation and amortization	37,438	32,869	46,011
Professional services	30,716	28,155	27,910
General and administrative expenses	11,171	18,455	20,302
Building operating costs	24,579	25,042	24,315
Information technology services	42,807	56,116	36,953
Contracted license fees	13,999	27,601	6,179
Programs	3,449	5,891	10,724
Loss on impairment of long-lived assets	6,244	—	—
Interest	4,754	3,975	4,703
Litigation	10,735	—	3,500
Severance and related costs	4,033	1,290	572

Operating expenses	249,240	264,488	305,970

INCOME FROM OPERATIONS	59,033	116,814	74,223

INCOME TAXES:
Current	23,169	13,836	23,935
Deferred	1,126	8,675	8,874

Total income taxes	24,295	22,511	32,809

INCOME BEFORE EQUITY IN UNCONSOLIDATED SUBSIDIARY AND MINORITY INTEREST IN CONSOLIDATED SUBSIDIARY	34,738	94,303	41,414
EQUITY IN LOSS OF UNCONSOLIDATED SUBSIDIARY— Net of tax of $285, $437 and $320, respectively	(427)	(656)	(479)
MINORITY INTEREST IN (INCOME) LOSS OF CONSOLIDATED SUBSIDIARY	—	(62,940)	1,050

NET INCOME	$34,311	$30,707	$41,985

See notes to consolidated financial statements.

BOARD OF TRADE OF THE CITY OF CHICAGO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY

YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

(In thousands)

	Members’ Equity	Accumulated Other Comprehensive Income (Loss)	Total
BALANCE—January 1, 2002	$185,523	$(51)	$185,472
Comprehensive income:
Net income	34,311		34,311
Unrealized gains and losses on foreign exchange forward contracts, net of tax of $(660)		989
Reclass for foreign exchange forward contract net gains and losses, net of tax of $529		(792)
Pension liability not yet recognized as net periodic pension cost, net of tax of $849		(1,273)

Total other comprehensive income		(1,076)	(1,076)

Total comprehensive income			33,235
Capital contributions	329		329

BALANCE—December 31, 2002	220,163	(1,127)	219,036
Comprehensive income:
Net income	30,707		30,707
Unrealized gains and losses on foreign exchange forward contracts, net of tax of $(681)		1,021
Reclass of foreign exchange forward contract net gains and losses, net of tax of $745		(1,116)
Pension liability not yet recognized as net periodic pension cost, net of tax of $(849)		1,273

Total other comprehensive income		1,178	1,178

Total comprehensive income			31,885
Capital contributions	362		362

BALANCE—December 31, 2003	251,232	51	251,283
Comprehensive income:
Net income	41,985		41,985
Reclass of foreign exchange forward contract net gains and losses, net of tax of $32		(51)

Total other comprehensive income		(51)	(51)

Total comprehensive income			41,934
Capital contributions	374		374

BALANCE—December 31, 2004	$293,591	$—	$293,591

See notes to consolidated financial statements.

BOARD OF TRADE OF THE CITY OF CHICAGO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

(In thousands)

	2002	2003	2004 (As restated— see Note 14)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$34,311	$30,707	$41,985
Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	37,438	32,869	46,011
Change in allowance for doubtful accounts	(11)	683	(228)
Loss on impairment of long-lived assets	6,244	—	—
(Gain) loss on foreign currency transaction	(1,452)	1,336	1,430
Loss on sale or retirement of fixed assets	1,568	85	155
Deferred income taxes	1,126	8,675	8,874
Minority interest in income (loss) of subsidiary	—	62,940	(1,050)
Equity in loss of unconsolidated subsidiary	712	1,093	799
Changes in assets and liabilities:
Accounts receivable	(701)	(8,239)	(1,110)
Income tax receivable/payable	(1,013)	(9,775)	9,222
Prepaid expenses	1,287	(8,469)	(10,155)
Other assets	(899)	(8,471)	(563)
Accounts payable	3,272	9,311	(8,825)
Accrued clearing services	—	823	10,768
Accrued real estate taxes	167	(561)	(683)
Accrued payroll costs	3,024	105	903
Accrued exchange fee rebates	(1,331)	1,783	(2,050)
Accrued employee termination	(1,077)	(1,886)	(2,172)
Accrued liabilities	(255)	793	878
Due to joint venture	(5,169)	—	—
Funds held for deposit and membership transfers	(51)	3,254	8,723
Other current liabilities	(2,164)	(24)	117
Other long-term liabilities	3,876	(2,565)	(569)

Net cash flows from operating activities	78,902	114,467	102,460

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(22,675)	(46,062)	(51,254)
Restricted cash	491	(300)	(7,361)
Proceeds from sale of property and equipment	37	58	720
Investment in joint ventures	(1,441)	(935)	(498)

Net cash flows used in investing activities	(23,588)	(47,239)	(58,393)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments of borrowings	(23,020)	(10,714)	(19,790)
Capital contributions from members	329	362	374
Distribution to partners	—	—	(61,890)

Net cash flows used in financing activities	(22,691)	(10,352)	(81,306)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	32,623	56,876	(37,239)
CASH AND CASH EQUIVALENTS—Beginning of year	53,167	85,790	142,666

CASH AND CASH EQUIVALENTS—End of year	$85,790	$142,666	$105,427

CASH PAID FOR:
Interest	$4,897	$7,141	$3,742
Income taxes (net of refunds)	27,000	23,174	13,942

NON-CASH FINANCING ACTIVITY:
Fixed assets acquired with debt	$—	$23,656	$—

See notes to consolidated financial statements.

BOARD OF TRADE OF THE CITY OF CHICAGO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2003 and 2004

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The consolidated financial statements include the accounts of the Board of Trade of the City of Chicago, Inc. and its wholly owned subsidiaries, including Electronic Chicago Board of Trade, Inc. (“Electronic CBOT”) which held a controlling general partner interest in Ceres Trading Limited Partnership (“Ceres”) (collectively, the “CBOT”). Ceres was dissolved on December 31, 2003 and was liquidated during 2004 (see Note 2). CBOT, through Ceres, held a 50% ownership interest in CBOT/Eurex Alliance LLC (“CBOT/Eurex Alliance”) until its liquidation in December 2003. The CBOT holds an approximate 9% interest in a joint venture called OneChicago, LLC (“OneChicago”). The CBOT accounts for its interests in CBOT/Eurex Alliance and OneChicago under the equity method. These investments are included in other assets on the Consolidated Statements of Financial Condition. All significant intercompany balances and transactions have been eliminated in consolidation.

Business and Proposed Restructuring Transactions—The CBOT operates markets for the trading of commodity, financial, equity index and metal futures contracts, as well as options on futures contracts. Products traded on the exchange include financial derivatives, global listed agricultural futures and options contracts (e.g., wheat, corn and soybeans), and global listed financial futures and options contracts (e.g., U.S. Treasury bonds and notes). Products are traded on traditional open-auction markets on trading floors where members trade among themselves for their own accounts and for the accounts of their customers. Products are also traded electronically on e-cbot powered by LIFFE CONNECT (“e-cbot”), a system that was developed and implemented in the fourth quarter of 2003. Prior to utilizing the e-cbot system, electronic trading was offered through the a/c/e system, which was based on technology used at Eurex, a joint venture of Deutsche Börse and the Swiss Exchange, which they operated on behalf of the CBOT. The CBOT also provides a full range of clearing services for every contract traded through its exchange, whether executed in the open-auction markets or electronic trading system. Since November 2003, the CBOT began collecting a clearing fee for each trade cleared through a new clearing agreement with the Chicago Mercantile Exchange (“CME”) called the CME/CBOT Common Clearing Link. Prior to the establishment of the CME/CBOT Common Clearing Link, CBOT members cleared transactions through another third-party clearing services provider under which the CBOT received no clearing fees. The CBOT also engages in market surveillance and financial supervision activities designed to ensure market integrity and provide financial safeguards for users of the markets. In addition, the CBOT markets and distributes real-time and historical market data generated for trading activity in its markets to users of its products and related cash and derivative markets. The CBOT also owns and operates three office buildings in the city of Chicago.

Over the last several years, the CBOT has conducted an ongoing and extensive evaluation process with respect to the structure of its organization and its competitiveness in the futures industry. As a result of this evaluation process, the CBOT has determined that it should restructure its organization in order to enhance its competitiveness.

The CBOT has developed, and proposed for approval by its Full Members and Associate Members, a series of transactions designed to restructure the CBOT. These “restructuring transactions” are designed to:

•	“de-mutualize” the CBOT by creating a stock, for-profit holding company, referred to as “CBOT Holdings,” and distributing shares of common stock of CBOT Holdings to its members, while maintaining the CBOT as a non-stock, for-profit subsidiary of CBOT Holdings, referred to as the “CBOT subsidiary”;

•	modernize the CBOT’s corporate governance structure by, among other things, adopting new mechanisms for initiating and voting on stockholder and member proposals, providing for a modest

BOARD OF TRADE OF THE CITY OF CHICAGO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

reduction in the size of its board and modifying the nomination and election process for directors as well as the terms of office and qualifications of directors; and

•	create a framework to facilitate public markets for equity securities of CBOT Holdings, capital- raising transactions and other securities issuances following a subsequent approval by the stockholders of CBOT Holdings.

Completion of the restructuring transactions is subject to a number of conditions, including membership approval. The accompanying consolidated financial statements do not reflect the effects of the proposed restructuring transactions.

Use of Estimates—The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts in the financial statements, such as estimates for bad debts, exchange fee rebates, real estate taxes and assumptions used for the calculation of pension and other postretirement benefit plan costs. Actual amounts could differ from those estimates.

Revenue Recognition—The largest source of the CBOT’s operating revenues is exchange fees, which are assessed on trades made through the CBOT. These fees are recognized as revenue in the same period that the trades are matched and cleared. Exchange fee revenue is a function of three variables: (1) exchange fee rates, determined primarily by contract type, trading mechanism and membership/customer status, (2) trading volume and (3) transaction mix. Rebates on exchange fees arise primarily from the subsequent identification by clearing firms of misclassifications of the membership/customer status that had been reported by the clearing firms in their initial submission to the CBOT. Clearing firms can submit requests for rebates relating to trading activity during the previous year. The CBOT provides an accrual for exchange fee rebates based on pending rebate requests and the historical pattern of rebates processed. The following provides a reconciliation of the accrual for exchange fee rebates as of and for the years ended December 31 (in thousands):

	2002	2003	2004
Accrual for exchange fee rebates—beginning of year	$3,899	$2,568	$4,351
Provision	2,160	2,846	3,683
Payments	(3,491)	(1,063)	(5,733)

Accrual for exchange fee rebates—end of year	$2,568	$4,351	$2,301

The CBOT uses the CME as an external clearing house to guarantee, clear and settle every contract traded. The CBOT receives clearing fees in respect to each side of a trade made in the open-auction markets and electronic trading system that is cleared by the CME. No clearing fees were received under the arrangement for clearing services provided by the former clearing house provider. The CBOT selected the CME to provide these clearing services through the CME/CBOT Common Clearing Link. The CBOT had discretion in selecting the CME from alternative service providers. The CBOT is the primary obligor in the arrangement, has sole latitude in establishing prices charged to CBOT customers, determines the service specifications and bears the credit risk. As a result, the CBOT accounts for clearing fee revenue and clearing services expense on a gross basis in accordance with Financial Accounting Standards Board (“FASB”) Emerging Issues Task Force (“EITF”) 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent.

The CBOT provides to market data vendors real-time and delayed market data regarding the prices of the futures and options on futures contracts traded through the CBOT. Fees for market data, based on the number of subscribers, are remitted to the CBOT by market data vendors. The CBOT recognizes revenue for market data

BOARD OF TRADE OF THE CITY OF CHICAGO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

based on quotation services provided to market data vendors at the time services are rendered. Prior to 2003, rebates were available to member firms for one-third of their market data fees. These rebates were accrued in the month that the revenues were recorded and are reflected as a reduction in market data fees. The CBOT discontinued the rebate program effective January 1, 2003.

Revenues from the rental of office space are recognized over the life of the lease term, utilizing the straight-line method.

Service revenues consist primarily of telecommunication charges, badge fees, booth space rentals and membership application and registration fees, and are recognized when the services are provided. Additionally, service revenues in 2003 and 2004 include one-time charges to customers for establishing connections between them and the CBOT’s e-cbot trading platform that went into service in November of 2003.

Other revenue relates primarily to fines levied on members and members’ firms for rule infractions, as determined by the CBOT’s regulatory committees and board of directors, as well as interest income and changes in cash surrender values of insurance policies.

Cash and Cash Equivalents—Cash and cash equivalents include highly liquid investments with maturities of three months or less from date of purchase.

Cash Held Under Deposit and Membership Transfers—When any membership is sold, the CBOT holds the proceeds of such sale before remitting the amount to the selling member for a specified period of time to allow other members to make claims against the selling member. “Cash held under deposit and membership transfers” consists of funds held by the CBOT from membership sales. Use of these funds is not restricted and the CBOT has an offsetting liability titled “Funds held for deposit and membership transfers.”

Restricted Cash—Restricted cash consists of collateral required for purchase of foreign currency forward contracts. It also consists of cash collateralized for a letter of credit for legal fees required to be paid upon the completion of the restructuring transactions under the minority member litigation settlement discussed in Note 10. Finally, restricted cash includes money held in escrow in relation to the liquidation of Ceres discussed in Note 2. The following provides the components of Restricted Cash as of December 31 (in thousands):

	2003	2004
Forward contract collateral	$300	$3,590
Letter of credit for legal settlement	—	4,005
Ceres escrow	—	66

Total	$300	$7,661

Accounts Receivable—The CBOT estimates an allowance for doubtful accounts based upon factors surrounding credit risk of specific customers. The following provides a reconciliation of the allowance for doubtful accounts as of, and for the years ended, December 31 (in thousands):

	2002	2003	2004
Allowance for doubtful accounts—beginning of year	$3,908	$3,897	$4,580
Provision	29	1,127	212
Charge-offs, net of recoveries	(40)	(444)	(440)

Allowance for doubtful accounts—end of year	$3,897	$4,580	$4,352

BOARD OF TRADE OF THE CITY OF CHICAGO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Property and Equipment—Property and equipment, excluding land, are reported at historical cost, net of accumulated depreciation and amortization. Land is reported at cost. In accordance with Statement of Position No. 98 1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, computer software and systems include purchased software and systems, external costs specifically identifiable to the implementation of new systems and certain payroll and payroll-related costs for employees who are directly associated with and devote time to developing computer software for internal use. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets, as follows:

Buildings	20 to 40 years
Building equipment	10 to 20 years
Furnishings and fixtures	3 to 10 years
Computer software and systems	3 to 5 years

Depreciation and amortization expense related to the above assets was $35.4 million, $32.5 million and $45.7 million for the years ended December 31, 2002, 2003 and 2004, respectively.

Other Assets—Other assets consist of deferred rental brokerage and intangible assets (presented net of accumulated amortization), cash surrender values of executive life insurance policies, equity investments and long-term prepaid assets consisting of interest, license fees and service contracts. Amortization is computed using the straight-line method over the estimated useful lives of the assets, which range from 5 to 10 years. Amortization expense related to these assets was $2.0 million, $0.4 million and $0.4 million for the years ended December 31, 2002, 2003 and 2004, respectively. Accumulated amortization was $20.9 million and $20.7 million at December 31, 2003 and 2004, respectively. The cash surrender values of executive life insurance policies are marked to their fair value. Equity investments are recorded at their initial capital contributions and increased or reduced by the proportionate shares of the entities’ accumulated net income or loss. Long-term prepaid assets are expensed using the straight-line method over the duration that the payment relates. In January of 2003, the CBOT board of directors selected LIFFE Administration and Management (“LIFFE”) to become the supplier of the CBOT’s electronic trading system. On January 10, 2003, the CBOT entered into a software license agreement with LIFFE for use of the LIFFE CONNECT® system software. The initial term of the license commenced on the date the system became available for use in a real-time live trading environment, which occurred on November 24, 2003, and expires on December 31, 2008. The license fee for the entire initial term was prepaid in the amount of 5.0 million pounds sterling ($8.2 million). The license fee is being amortized over the life of the license.

Income Taxes—The CBOT and its wholly owned subsidiaries file a consolidated federal income tax return. Income taxes are determined using the asset and liability method. Accordingly, deferred tax assets and liabilities are determined based upon the differences between financial statement carrying amounts and the tax bases of existing assets and liabilities, and are measured at the tax rates expected to be in effect when these differences reverse.

Long-Lived Assets—Long-lived assets to be held and used by the CBOT are reviewed to determine whether any events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. The CBOT bases its evaluation on such impairment indicators as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements, as well as other external market conditions or factors that may be present. If such impairment indicators are present or other factors exist that would indicate that the carrying amount of the asset may not be recoverable, the CBOT determines whether an impairment has occurred through the use of an undiscounted cash flows analysis of assets at the lowest level for which identifiable cash flows exist. In the event of an impairment, the CBOT recognizes a loss for the difference between the carrying amount and the estimated fair value of the asset as measured using quoted market prices or, in the absence of quoted market prices, a discounted cash flow analysis.

BOARD OF TRADE OF THE CITY OF CHICAGO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During the fourth quarter of 2001, formal discussions began and preliminary term sheets were shared regarding licensing a new version of the electronic trading platform. Based on management’s assessment of the probable outcome of these discussions, management concluded that the carrying value of the current electronic trading platform, included in computer software and systems, should be reduced. The carrying value represented the future undiscounted cash flows to be generated from the current electronic trading platform. As a result of management’s evaluation, a $15.2 million pretax charge was recorded in the fourth quarter of 2001 to adjust the carrying value of the current electronic trading platform to its estimated realizable value. The remaining carrying value of $12.5 million was to be completely amortized through June 2002, at which time a licensing agreement was projected to be in place. The new licensing arrangement actually became effective in April of 2002. Accordingly, three months of amortization was recorded through March 31, 2002, after which a $6.2 million pretax charge was recorded to reduce the remaining book value to zero.

Equity Method Investments—Equity method investments represent investments in which the CBOT has a 20-50% interest or is able to exercise significant influence. These investments are carried at the initial capital contributions increased or reduced by the proportionate shares of the entities’ accumulated net income or loss. Equity method investments are reviewed to determine whether any events or changes in circumstances indicate that the investment may be other than temporarily impaired. The CBOT bases its evaluation on its ability to recover the carrying amount of the investment or inability of the investee to sustain an earnings capacity that would justify the carrying amount of the investment. In the event of an impairment, the CBOT would recognize a loss for the difference between the carrying amount and the estimated fair value of the equity method investment.

In January 2003, the members of CBOT/Eurex Alliance agreed to liquidate the Alliance by year-end 2003 and in December 2003 the liquidation was completed. No impairment adjustment was required as the carrying value of the investment was fully recovered upon liquidation.

The CBOT is a minority interest holder in the joint venture OneChicago with the Chicago Board Options Exchange, Incorporated (“CBOE”) and the CME. OneChicago is a for-profit company whose business is to facilitate the electronic trading of single-stock futures. Under the provisions of FASB Interpretation No. 46R (“FIN 46R”), Consolidation of Variable Interest Entities, an Interpretation of ARB 51 (as Revised December 2003), OneChicago is a variable interest entity and the CBOT holds variable interests in OneChicago. The CBOT is not the primary beneficiary of OneChicago and therefore does not consolidate this variable interest entity as would be required under FIN 46R. Pursuant to the joint venture agreement, the CBOT was obligated to make capital contributions of approximately $1.0 million, which was satisfied in February 2002. While not obligated to make further capital contributions to OneChicago, the CBOT may elect to participate in additional capital requests to maintain its relative ownership in OneChicago. The CBOT has made such voluntary contributions totaling approximately $2.0 million. The net investment in OneChicago was $0.9 million and $0.4 million at December 31, 2003 and 2004, respectively.

Comprehensive Income—Comprehensive income consists of net income and other comprehensive income. Other comprehensive income refers to revenues, expenses, gains and losses that are not included in net income, but rather are recorded directly in members’ equity. Accumulated other comprehensive income at December 31 consisted of the following (in thousands):

	2003	2004
Unrealized gains on foreign exchange forward contracts	$84	$—
Less tax effect	(33)	—

Total	$51	$—

BOARD OF TRADE OF THE CITY OF CHICAGO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Derivative Instruments Held For Purposes Other Than Trading—The CBOT has from time to time entered into arrangements related to the provision of its electronic trading software that are denominated in euros and pounds sterling. As a result, the CBOT is exposed to movements in foreign currency exchange rates. The primary purpose of the CBOT’s foreign currency hedging activities is to manage the volatility associated with foreign currency purchases of materials and services and liabilities created in the normal course of business. The CBOT does not rely on economic hedges to manage risk.

The CBOT enters into forward contracts when the timing of the future payment is certain. When the exact foreign currency amount is known, such as under fixed service agreements, the CBOT treats this as a firm commitment and identifies the hedge instrument as a fair value hedge. When the foreign currency amount is variable, such as under variable service agreements, the CBOT treats this as a forecasted transaction and identifies the hedge instrument as a cash flow hedge. At the time the CBOT enters into a forward contract, the forecasted transaction or firm commitment is identified as the hedged item and the forward contract is identified as the hedge instrument.

The CBOT measures hedge ineffectiveness using the forward rates for hedges at each reporting period. In all forward contracts, the critical terms of the hedging instrument and the hedged item match. At each reporting period the CBOT verifies that the critical terms of the contract continue to be the same. The CBOT will discontinue hedge accounting prospectively if it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedged item; when the derivative expires or terminates; when the derivative is de-designated as a hedge instrument, because it is probable that the forecasted transaction will not occur; or management determines that designation of the derivative as a hedge instrument is no longer appropriate.

Recent Accounting Pronouncements—In November 2002, the FASB issued FASB Interpretation No. 45 (“FIN 45”), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. The disclosure provisions of FIN 45 became effective for financial statements that end after December 15, 2002. The provisions for initial recognition and measurement became effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. The adoption of FIN 45 did not have an impact on the CBOT’s financial position or results of operations.

In June 2002, the FASB issued Statement of Financial Accounting Standard (“SFAS”) No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which addresses financial accounting and reporting for costs associated with exit or disposal activities. SFAS No. 146 nullifies EITF 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring). The adoption of SFAS No. 146 did not have an impact on the CBOT’s financial position or results of operations.

In January 2003, the FASB issued Interpretation No. 46 (“FIN 46”), Consolidation of Variable Interest Entities. FIN 46 clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 requires the consolidation of a variable interest entity whereby an enterprise will absorb a majority of the entity’s expected losses if they occur, receive a majority of the entity’s expected residual returns if they occur, or both. In December 2003, the FASB issued FIN 46R, which provides guidance on the identification of entities for which control is achieved through means other than

BOARD OF TRADE OF THE CITY OF CHICAGO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

through voting rights (Variable Interest Entities) and how to determine when and which business enterprise should consolidate the Variable Interest Entity (the Primary Beneficiary). The adoption of FIN 46R did not have an impact on the CBOT’s financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This Statement became effective for financial instruments entered into or modified after May 31, 2003 and establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). The adoption of SFAS No. 150 did not have an impact on the CBOT’s financial position or results of operations.

In December 2003, the FASB issued SFAS No. 132 (revised December 2003) (“SFAS No. 132R”), Employers’ Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88, and 106, to revise employers’ disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans required by SFAS No. 87, Employers’ Accounting for Pensions; SFAS No 88, Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, and SFAS No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions. This Statement retains the disclosure requirements contained in SFAS No. 132, Employers’ Disclosures about Pensions and Other Postretirement Benefits, which it replaces. Additional disclosures include information describing the types of plan assets, investment strategy, measurement date(s), plan obligations, cash flows, and components of net periodic benefit cost recognized during interim periods. SFAS No. 132R became effective for financial statements with fiscal years ending after December 15, 2003. The interim-period disclosures required by this Statement became effective for interim periods beginning after December 15, 2003. The CBOT has adopted the disclosure requirements of SFAS No. 132R.

In December 2004, the FASB issued SFAS No. 153, Exchange of Non-monetary Assets—an amendment of APB Opinion No. 29, which is based on the principle that exchanges of non-monetary assets be measured based on the fair value of the assets exchanged. This statement eliminates the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. This Statement is effective for financial statements with fiscal years ending after June 15, 2005. It is anticipated that the adoption of SFAS No. 153 will not have an impact on the CBOT’s financial position or results of operations.

In December 2004, the FASB issued SFAS No. 123 (revised December 2004) (“SFAS No. 123R”), Share-Based Payment, which establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services, primarily focusing on transactions in which an entity obtains employee services in share-based payment transactions. It does not change the guidance for share-based transactions with parties other than employees provided in SFAS No. 123 as originally issued and EITF 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. The Statement requires the measurement of the cost of employee services received in exchange for an award of equity instruments to be based on the grant-date fair value of the award. This Statement is effective for financial statements with fiscal years ending after June 15, 2005. It is anticipated that the adoption of SFAS No. 123R will not have a material impact on the CBOT’s financial position or results of operations.

Prior Year Reclassifications—Certain reclassifications have been made of prior year amounts to conform to current year presentations. Previously, the CBOT reported its equity in the loss of an unconsolidated subsidiary as part of operating expense. These losses are now reported as an adjustment to income after taxes. These losses, net of their tax effect, were $0.4 million, $0.7 million and $0.5 million in 2002, 2003 and 2004, respectively.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Also, restricted cash activity, which was previously shown as cash flows from operating activities is now shown as cash flows from investing activities, resulting in reclassifications of $7.4 million, $0.3 million and $0.5 million in 2004, 2003 and 2002, respectively.

2.    MINORITY INTERESTS IN SUBSIDIARIES

Ceres was formed by the CBOT for the purpose of engaging in electronic trading activities related to financial and futures markets. As described below, Ceres was dissolved in 2003 and liquidated during 2004. The CBOT, through Electronic CBOT, as general partner, held a 10% interest in Ceres. Members of the CBOT were limited partners of Ceres. Under the terms of the Ceres partnership agreement, income and losses were allocated to the general partner and limited partners based on their partnership interests. Losses in excess of limited partner capital accounts were allocated to Electronic CBOT, as general partner. The limited partners did not have rights that allowed them to participate in the management of Ceres or rights that limited the CBOT’s ability to control the operations of Ceres. Accordingly, the CBOT controlled Ceres and Ceres was accounted for as a consolidated subsidiary of the CBOT.

On November 18, 2003, the Board of Directors of Electronic CBOT, on behalf of Electronic CBOT as general partner of Ceres, agreed to dissolve Ceres when the electronic trading system contractual arrangements with Deutsche Börse AG, the Swiss Stock Exchange and certain of their affiliates (collectively, the Eurex Group) terminated, which occurred on December 31, 2003. The CBOT ceased conducting the electronic trading business through Ceres as of December 31, 2003. Ceres was dissolved on December 31, 2003 and was subsequently liquidated with its assets distributed to its partners in accordance with the terms of the Ceres limited partnership agreement. As a result of the liquidation of Ceres, the holders of memberships in the CBOT subsidiary no longer participate in the electronic trading business of the CBOT as limited partners of Ceres, but rather as members of the CBOT. In January 2004, $60.3 million was paid to the limited partners of Ceres as a liquidating distribution. In November 2004, a final distribution of $1.6 million was paid to the limited partners, thus completing the liquidation of all Ceres assets.

3.    DEBT

Long-term debt at December 31 consisted of the following (in thousands):

	2003	2004
Private placement senior notes, due in annual installments through 2007, at an annual interest rate of 6.81%	$42,857	$32,144
LIFFE financing agreement	26,853	19,289

	69,710	51,433
Less current portion	19,665	20,359

Total	$50,045	$31,074

In May of 2003, the CBOT signed a financing agreement with LIFFE which allowed the CBOT to finance the costs under a development services agreement signed with LIFFE in March of 2003. Under the terms of the financing agreement, the CBOT financed 15.1 million pounds sterling ($26.9 million at December 31, 2003) related to the development services agreement. Repayments of amounts financed began in 2004 and are due in equal annual installments through 2006. Interest was prepaid at the time of the borrowing at an effective rate of approximately 5.6%. Prepaid interest related to the financing agreement of $2.7 million is being amortized to interest expense over three years using an effective interest rate method.

The CBOT has an agreement with LaSalle Bank National Association (the “bank”) to provide the CBOT with a $20.0 million revolving credit facility (the “Revolver”). Interest related to the Revolver is payable monthly

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

at the lower of LIBOR plus 2.25% or the bank’s prime rate. The Revolver also provides letters of credit in the amounts of $4.0 million and 15.0 million pounds, or its U.S. Dollar equivalent. Further, the Revolver allows for the issuance of additional letters of credit, up to the unused portion of the $20.0 million line of credit. The Revolver contains certain covenants, which, among other things, require the CBOT to maintain certain equity levels and financial ratios, as well as restrict the CBOT’s ability to incur additional indebtedness, except in certain specified instances. The Revolver had a maturity date of January 12, 2005. In February 2005, the Revolver was amended to extend the maturity date to February 14, 2006 and to reduce a letter of credit to 10.0 million pounds or its U.S. Dollar equivalent. No principal has been borrowed nor is outstanding on the Revolver.

The aggregate amounts of required principal repayments on the CBOT’s long-term debt as of December 31, 2004 are as follows (in thousands):

2005	$20,359
2006	20,359
2007	10,715

Total	$51,433

4.    INCOME TAXES

The components of income tax expense for 2002, 2003 and 2004 are as follows (in thousands):

	2002	2003	2004
Current:
Federal	$19,058	$9,642	$18,082
State	3,826	3,757	5,533

Total current	22,884	13,399	23,615

Deferred:
Federal	919	8,566	7,892
State	207	109	982

Total deferred	1,126	8,675	8,874

Total	$24,010	$22,074	$32,489

Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for income tax purposes. These temporary differences result in taxable or deductible amounts in future years. Differences between financial reporting and tax bases arise most frequently from differences in the timing of expense recognition.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Significant components of the CBOT’s deferred tax assets (liabilities) as of December 31, 2003 and 2004 are as follows (in thousands):

	2003	2004
Current deferred tax asset:
Allowance for bad debts	$1,937	$1,841
Exchange fee rebate accrual	1,007	520

Total current deferred tax asset	2,944	2,361

Current deferred tax liability:
Other	(139)	(142)

Total current deferred tax liability	(139)	(142)

Net current asset	$2,805	$2,219

Long-term deferred tax asset:
Dow Jones license amortization	2,374	2,087
Employee and retiree benefit plans	777	—
State income taxes	598	942
Ceres partnership	202	—
Other	1,905	2,248

Total long-term deferred tax asset	5,856	5,277

Long-term deferred tax liability:
Depreciation	(23,660)	(30,202)
Employee and retiree benefit plans	—	(1,373)
Capitalized interest	(2,426)	(2,186)

Total long-term deferred tax liability	(26,086)	(33,761)

Net long-term liability	$(20,230)	$(28,484)

The CBOT has not established a valuation allowance at December 31, 2003 and 2004 as management believes that all deferred tax assets are more likely than not to be realized.

A reconciliation of the statutory federal income tax rate to the effective income tax rate is as follows:

	2002	2003	2004
Statutory federal income tax rate	35.0%	35.0%	35.0%
State income tax rate—net of federal income tax effect	4.5	4.8	5.6
Nondeductible corporate restructuring costs	2.0	2.0	2.0
Nondeductible litigation settlement	0.0	0.0	1.7
Other nondeductible expenses	0.2	0.6	0.6
Other—net	(0.5)	(0.6)	(1.3)

Effective income tax rate	41.2%	41.8%	43.6%

Minority interest in Ceres has no tax effect since Ceres was a pass-through entity for tax purposes.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5.    MEMBERSHIP

At December 31, 2003 and 2004, the membership of the CBOT consisted of the following classes and numbers of members:

	2003	2004
Full memberships	1,402	1,402
Associate memberships	800	804
Government Instruments Market membership interests (“GIM”)	134	126
Commodity Options Market membership interests (“COM”)	643	643
Index, Debt and Energy Market membership interests (“IDEM”)	641	641

The principal differences between the memberships relate to voting and trading rights, and member preferences in liquidation rights in dissolution.

6.    BENEFIT PLANS

Substantially all employees of the CBOT are covered by a noncontributory, defined benefit pension plan. The benefits of this plan are based primarily on the years of service and the employees’ average compensation levels. The CBOT’s funding policy is to contribute annually the maximum amount that can be deducted for federal income tax purposes. The plan assets are primarily invested in marketable debt and equity securities. The measurement date of plan assets and obligations is December 31.

The following provides a reconciliation of pension benefit obligation, plan assets, funded status and net periodic benefit expense of the plan as of, and for the years ended, December 31 (in thousands):

	2003	2004
Change in benefit obligation:
Benefit obligation—beginning of year	$25,297	$30,162
Service cost	1,539	2,315
Interest cost	1,761	1,996
Actuarial loss	3,265	4,230
Benefits paid	(1,700)	(1,486)

Benefit obligation—end of year	$30,162	$37,217

Change in plan assets:
Fair value of plan assets—beginning of year	$12,797	$21,779
Actual return on plan assets	2,682	3,504
Company contributions	8,000	11,351
Benefits paid	(1,700)	(1,486)

Fair value of plan assets—end of year	$21,779	$35,148

Accumulated benefit obligation	$(21,120)	$(24,941)
Effect of salary projection	(9,042)	(12,276)

Projected benefit obligation	(30,162)	(37,217)
Fair value of plan assets	21,779	35,148

Funded status	(8,383)	(2,069)

Unrecognized cost:
Actuarial and investment net losses	11,797	13,897
Prior service cost	32	29

Prepaid benefit cost	$3,446	$11,857

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The components of net periodic benefit cost are as follows (in thousands):

	2002	2003	2004
Service cost	$1,312	$1,539	$2,315
Interest cost	1,669	1,761	1,996
Expected return on plan assets	(1,145)	(1,062)	(2,204)
Net amortization:
Unrecognized prior service cost	8	5	3
Unrecognized net loss	269	671	830

Net periodic benefit cost	$2,113	$2,914	$2,940

Employer contributions for the year ending December 31, 2005 are expected to total $3.3 million and estimated future benefit payments through 2014 are expected to be as follows (in thousands):

2005	$1,339
2006	724
2007	902
2008	760
2009	1,047
2010 - 2014	14,966

Total	$19,738

On December 8, 2003, the Medicare Act (the “Act”) was signed into law. The Act introduced a prescription drug benefit under Medicare (Medicare Part D), as well as federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. In May 2004, the FASB issued Staff Position (“FSP”) No. 106-2, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003, which superseded FSP No. 106-1 of the same name that was issued in January 2004. This FSP provided companies with guidance on the accounting for the effects of the Act for employers that sponsor postretirement health care plans that provide prescription drug benefits. This FSP also requires those employers to provide certain disclosures regarding the effect of the federal subsidy provided by the Act (the “Subsidy”). The guidance applies only to the sponsor of a single-employer defined benefit postretirement health care plan for which (a) the employer has concluded that prescription drug benefits available under the plan are “actuarially equivalent” to Medicare Part D and thus qualify for the Subsidy under the Act and (b) the expected Subsidy will offset or reduce the employer’s share of the cost of the underlying postretirement prescription drug coverage on which the Subsidy is based. The CBOT does not offer drug prescription benefits to retirees after age 65. Accordingly, the CBOT has concluded that the prescription drug benefits available under its postretirement plans will not qualify for the Subsidy and that the Act will not have an impact on the CBOT’s financial position or results of operations.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The allocation of plan assets at December 31, 2003 and 2004, by asset category are as follows:

	2003	2004
Actual:
Equity securities	66%	65%
Debt securities	32	33
Other	2	2

Total	100%	100%

Target:
Equity securities	65%	65%
Debt securities	35	35
Other	0	0

Total	100%	100%

The investment objectives for the CBOT pension plan, established in conjunction with a comprehensive review of the current projected financial requirements of the plan and its funded status, are defined in the Investment Policy Statement. The objectives stated therein are as follows:

•	The primary objective of the plan is to preserve capital in real terms while maintaining the highest probability of ensuring future benefit payments to plan participants.

•	The secondary objective is to maximize returns within reasonable and acceptable levels of risk.

•	The desired investment objective is a long-term rate of return on assets greater than the rate of inflation as measured by the Consumer Price Index, based upon a five-year investment horizon.

•	The investments of the plan are diversified with the intent to minimize the risk of large investment losses.

•	The policy is based on the expectation that the volatility of a well-diversified portfolio is similar to that of the markets. Consequently, the volatility of the total portfolio, in aggregate, should be reasonably close to the volatility of a weighted composite of market indices.

The primary focus in developing an asset allocation range for the plan is the assessment of the plan’s investment objectives and the acceptable level of risk associated with achieving these objectives. To achieve these goals, the minimum and maximum allocation range for fixed and equity securities are as follows:

	Minimum	Maximum
Fixed	30%	100%
Equity	0	70
Cash equivalents	0	10

The assumptions used in the measurement of pension benefit obligation and net periodic benefit cost are as follows:

	2003	2004
Pension benefit obligation:
Discount rate	6.00%	6.00%
Rate of compensation increase	4.5	4.5

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2002	2003	2004
Net periodic benefit cost:
Discount rate	7.25%	6.50%	6.00%
Expected return on plan assets	9.00	8.50	8.50
Rate of compensation increase	5.00	4.25	4.50

In selecting the expected long-term rate of return on assets, the CBOT considered the average rate of earnings expected on the classes of funds invested or to be invested to provide for the benefits of the plan. This included considering the targeted asset allocation of the trust for the year and the expected returns likely to be earned over the next 20 years. Long-term historical returns of each asset class are considered during the development of the assumptions used for the expected return rate of each class.

The CBOT has a retiree benefit plan which covers all eligible employees, as defined. Employees retiring from CBOT on or after age 55, who have at least ten years of service, or after age 65 with five years of service, are entitled to postretirement medical and life insurance benefits. The CBOT funds benefit costs on a pay as you go basis. The measurement date of plan obligations is December 31.

The following provides a reconciliation of postretirement obligation, plan assets, funded status and net periodic benefit cost of the plan as of, and for the years ended, December 31 (in thousands):

	2003	2004
Change in benefit obligation:
Benefit obligation—beginning of year	$7,676	$9,222
Service cost	310	536
Interest cost	544	683
Actuarial loss	1,174	2,689
Benefits paid	(482)	(333)

Benefit obligation—end of year	$9,222	$12,797

Change in plan assets:
Fair value of plan assets—beginning of year	$—	$—
Company contributions	482	333
Benefits paid	(482)	(333)

Fair value of plan assets—end of year	$—	$—

Funded status:
Funded status of the plan at December 31	$(9,222)	$(12,797)
Unrecognized net loss	2,593	5,071
Unrecognized transition obligation	1,111	981

Accrued benefit cost (included in other long-term liabilities)	$(5,518)	$(6,745)

The components of net periodic benefit cost are as follows:

	2002	2003	2004
Service cost	$229	$310	$536
Interest cost	489	544	683
Net amortization:
Transition liability	130	130	130
Unrecognized net loss	16	98	211

Net periodic benefit cost	$864	$1,082	$1,560

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The assumptions used in the measurement of the postretirement obligation and the net periodic benefit cost are as follows:

	2003	2004
Postretirement obligation:
Discount rate	6.00%	6.00%
Rate of compensation increase	4.50	4.50

	2002	2003	2004
Net periodic benefit cost:
Discount rate	7.25%	6.50%	6.00%
Rate of compensation increase	5.00	4.25	4.50

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 10% in 2003 and 2004 (decreasing by 1% per year until a long-term rate of 5% is reached). If the health care cost trend rate assumptions were increased by 1% for each year, the accumulated postretirement benefit obligation as of December 31, 2004 would be increased by 9%. The effect of this change on the sum of the service costs and interest cost would be an increase of 12%. If the health care cost trend rate assumptions were decreased by 1% for each year, the accumulated postretirement benefit obligation as of December 31, 2004 would be decreased by 8%. The effect of this change on the sum of the service costs and interest cost would be a decrease of 10%.

The CBOT also maintains a qualified savings plan pursuant to Section 401(k) of the Internal Revenue Code. The plan is a defined contribution plan offered to eligible employees of the CBOT, who meet certain length of service requirements and elect to participate in the plan. The CBOT makes matching contributions to eligible employees based on a formula specified by the plan. The cost of these matching contributions amounted to approximately $1.2 million, $1.3 million and $1.4 million for the years ended December 31, 2002, 2003 and 2004, respectively. The CBOT also sponsors a nonqualified supplemental pension plan for former officers of the CBOT who elected to participate in the plan. The liability for this nonqualified plan, which amounted to $2.1 million at December 31, 2003 and December 31, 2004, is funded by life insurance policies on the lives of the participating employees. The CBOT has established a trust for the purpose of administering the nonqualified plan. The CBOT also has a health plan which provides benefits (hospital, surgical, major medical and short-term disability) for full-time salaried employees of the CBOT. The plan is funded by the CBOT as claims are paid. Employees may contribute specified amounts to extend coverage to eligible dependents. At December 31, 2004, the CBOT had an accrual for unprocessed health plan expenses of $0.2 million.

7.    COMMITMENTS

Certain office space, data processing and office equipment are leased. Rental expense for the years ended December 31, 2002, 2003 and 2004 was $2.9 million, $6.4 million and $9.9 million, respectively. The future minimum rental payments under non-cancelable leases in excess of one year that were in effect as of December 31, 2004 in the aggregate and for the next five years are as follows (in thousands):

2005	$6,160
2006	3,290
2007	859
2008	2
2009	—

Total	$10,311

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Building revenues relate primarily to the leasing of office and commercial space, generally for periods ranging from one to five years. Certain of these leases contain escalation clauses. Future minimum rentals under non-cancelable leases in effect as of December 31, 2004 in the aggregate and for the next five years are as follows (in thousands):

2005	$17,215
2006	14,373
2007	11,299
2008	8,103
2009	6,005
Thereafter	28,659

Total	$85,654

The CBOT has an agreement to license certain index and trademark rights, including the Dow Jones Industrial Average, the Dow Jones Transportation Average, the Dow Jones Utilities Average and the Dow Jones Global Indices. The license is a non-transferable and exclusive worldwide license to use these indices as the basis for standardized exchange-traded futures contracts and options on futures contracts. The agreement, which expires December 31, 2007 unless terminated by either party, requires the CBOT to pay Dow Jones annual royalties, based upon the trading volumes, with a minimum annual royalty requirement of $2.0 million. These annual royalty charges, which totaled $2.0 million, $2.9 million and $4.1 million in 2002, 2003 and 2004, respectively, are recorded as contracted license fees expense in the year to which the payment relates.

In May of 2003, the CBOT signed a managed services agreement with LIFFE pursuant to which LIFFE will provide the CBOT services related to the operation and support of the e-cbot system, which agreement was amended and restated in August 2004. The agreement began on November 23, 2003 and expires on December 31, 2008. The minimum costs due under this agreement are $12.4 million, $12.9 million, $13.4 million and $13.2 million in 2005, 2006, 2007 and 2008, respectively.

In April of 2003, the CBOT signed a Clearing Services Agreement (the “Agreement”) with the CME under which the CME provides clearing and related services for all CBOT products. The initial term of the Agreement is four years, with optional three year renewals. On March 1, 2004, the initial term was extended by one year to January 10, 2009. The CBOT is responsible for costs associated with the establishment and maintenance of all telecommunications equipment and services required under the Agreement. As part of the Agreement, the CBOT collects a clearing fee on each side of a trade made on a CBOT platform. A portion of this fee is payable to the CME for their clearing services provided. This fee varies based on transaction volume and is guaranteed to the CME to be at least $4.5 million per quarter.

In December 2003, the CBOT agreed to become a partner in a joint venture to develop leveraged supply contracts based on agricultural commodities. The CBOT holds a 30% interest in the joint venture and has agreed to make capital contributions up to a maximum of $0.3 million. As of December 31, 2004, the CBOT has made such contributions totaling approximately $0.1 million.

8.    FOREIGN CURRENCY FORWARD CONTRACTS

In connection with its arrangements with the Eurex Group, the CBOT previously utilized foreign currency forward contracts that were identified as cash flow hedges. These cash flow hedges were intended to offset the effect of exchange rate fluctuations on forecasted purchases of variable monthly services denominated in euros. These contracts designated as cash flow hedges had notional amounts approximating $3.4 million (3.1 million

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

euros) at December 31, 2003. Gains and losses on these instruments were deferred in other comprehensive income (“OCI”) until the underlying transaction was recognized in earnings. A gain before income taxes of approximately $0.1 million was deferred in OCI at December 31, 2003, and was reclassified into general and administrative expense as the underlying transactions were recognized. There were no gains or losses recorded on these cash flow hedges related to hedge ineffectiveness.

The CBOT currently utilizes foreign currency forward contracts that are identified as fair value hedges. These are intended to offset the effect of exchange rate fluctuations on firm commitments for purchases of fixed annual and quarterly services denominated in pounds sterling associated with the CBOT’s arrangements with LIFFE. These contracts designated as fair value hedges had notional amounts approximating $7.7 million (4.4 million pounds sterling) at December 31, 2003 and $51.9 million (30.1 million pounds sterling) at December 31, 2004. Gains and losses on these hedge instruments, as well as the gains and losses on the underlying hedged item, are recognized currently in general and administrative expense. There were no gains or losses recorded on these fair value hedges related to hedge ineffectiveness.

The CBOT also utilizes foreign currency forward contracts that are intended to offset the effect of exchange rate fluctuations on recorded debt that is denominated in pounds sterling. These contracts, which are not designated as hedges under FASB Statement No. 133, had notional amounts approximating $17.5 million (10.1 million pounds sterling) at December 31, 2004. Gains and losses on these instruments, as well as the gains and losses on revaluing the recorded debt, are recognized currently in general and administrative expense.

9.    SEVERANCE AND RELATED COSTS

The severance and related costs incurred during 2002 of $4.0 million are primarily the result of the general release and separation agreement with the CBOT’s former president and chief executive officer, entered into in November 2002, in which the CBOT terminated an employment agreement and agreed to make payments through 2004 of approximately $3.4 million. Other severance and related costs incurred during 2002 of $0.6 million related to ongoing staff reductions. The severance and related costs incurred during 2003 and 2004 of $1.3 million and $0.6 million, respectively, are related to ongoing staff reductions.

The following table summarizes severance and related costs, the amounts paid and the accrual balances for the years ended December 31 (in thousands):

	2002	2003	2004
Accrued employee termination liability—beginning of year	$7,743	$6,136	$2,575
Employee termination costs	4,033	1,290	572
Cash payments	(5,640)	(4,851)	(2,744)

Accrued employee termination liability—end of year	$6,136	$2,575	$403

Amounts recognized in the Consolidated Statements of Financial Condition consist of (in thousands):

	2002	2003	2004
Accrued employee termination (current liability)	$4,461	$2,575	$403
Other liabilities (long-term liability)	1,675	—	—

Total accrued employee termination liability	$6,136	$2,575	$403

10.    LITIGATION

The CBOT has been named as a defendant in various lawsuits.

In August 2002, the CBOT entered into a settlement agreement with eSpeed, Inc. and Electronic Trading Systems Inc., to settle a patent rights lawsuit brought by eSpeed, Inc. in the United States District Court for the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Northern District of Texas, Dallas Division, alleging that the CBOT, the CME and their suppliers had infringed upon the patents of eSpeed, Inc. In accordance with the patent rights settlement agreement, the CBOT is obligated to pay $15.0 million over a five-year period, which consisted of payments of $5.0 million made in September 2002, $2.0 million made in September 2003, and $2.0 million made in September 2004, with three subsequent annual payments of $2.0 million. The effect of the patent rights settlement agreement was recorded in the third quarter of 2002 and, net of amounts previously accrued, was approximately $10.7 million of expense ($6.3 million after tax). This amount is net of a discount of $ 1.3 million arising from the determination of the present value of the foregoing annual payments using a 4.7% discount rate.

In October 2003, a lawsuit was filed in the U.S. District Court of the District of Columbia by Eurex U.S. against the CBOT and the CME alleging that the CBOT and CME have engaged in anticompetitive behavior. On December 12, 2003, the CBOT filed in the U.S. District Court for the District of Columbia a motion to dismiss the amended complaint and a motion to transfer the action to the U.S. District Court for the Northern District of Illinois. The grounds for dismissal included Eurex’s failure to state a cause of action under U.S. antitrust laws and Eurex’s inability to demonstrate any harm to competition resulting from the CBOT stating its views on Eurex’s pending application to become a U.S. regulated exchange. On September 2, 2004, the United States District Court for the District of Columbia granted the motion to transfer the case to the United States District Court for the Northern District of Illinois. The District Court denied the motion to dismiss as moot in light of its ruling on the transfer motion.

In February 2004, the CBOT entered into a settlement agreement to settle a lawsuit brought by certain Associate Members, GIMs, IDEMs and COMs in the Circuit Court of Cook County, Illinois over the proposed allocation of equity in a restructuring of the CBOT. Under the terms of the settlement agreement, the CBOT is obligated to pay $3.5 million in attorney fees and expenses upon entry of a final judgment order by the Circuit Court of Cook County, Illinois County Department, Chancery Division. In addition, upon an affirmative vote by CBOT members in favor of a restructuring, the CBOT is obligated to pay an additional $4.0 million in attorney fees, provided that such a vote occurs within 5 years from the final judgment order and that a restructuring is completed within 3 years from the date of the first vote by CBOT members regarding a restructuring.

On May 18, 2004, the Circuit Court of Cook County, Illinois entered an order granting preliminary approval of the settlement agreement. On September 10, 2004, the court conducted a hearing on the fairness of the settlement agreement. On September 20, 2004, the court entered a final order, approving the settlement agreement as fair, adequate and reasonable and in the best interest of all CBOT members.

On October 20, 2004, the statutory period for appeals of the Circuit Court’s final order expired and the order became final and non-appealable. Upon expiration of the statutory period for filing a notice of appeal, counsel for the plaintiff class representatives were paid the initial payment of attorneys’ fees in the amount of $3.5 million plus interest at the Prime Rate minus one percent.

On May 7, 2004 the CBOT, the CME, the CBOE and OneChicago, LLC were sued in the U.S. District Court for the Northern District of Illinois for alleged infringement of United States patent 5,963,923 entitled “System and Method for Trading Having Principal Market Maker.” The CBOT filed an answer to the complaint on June 28, 2004. The complaint against OneChicago was dismissed voluntarily without prejudice on August 26, 2004. The complaint against CBOE was dismissed voluntarily without prejudice on September 1, 2004. The complaint against CBOT and CME was dismissed voluntarily without prejudice on December 8, 2004.

CBOT management believes that the ultimate outcome of these proceedings, individually and in the aggregate, will not have a material adverse effect on the CBOT’s financial position, results of operations or cash flows.

BOARD OF TRADE OF THE CITY OF CHICAGO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11.    DEPOSITS OF U.S. TREASURY SECURITIES

The rules and regulations of the CBOT require certain minimum financial requirements for delivery of physical commodities, maintenance of capital requirements and deposits on pending arbitration matters. To satisfy these requirements, member firms have deposited U.S. Treasury securities with the CBOT. These deposits are not considered assets of the CBOT, nor does any interest earned on these deposits accrue to the CBOT; accordingly, they are not reflected in the accompanying financial statements. The aggregate market value of these securities on deposit was $16.3 million and $6.1 million as of December 31, 2003 and 2004, respectively.

12.    OPERATING SEGMENTS

Management has identified two reportable operating segments: exchange trading and real estate operations. The exchange trading segment primarily consists of revenue and expenses from both traditional open-auction trading activities and electronic trading platform activities, as well as from the sale of related market data to vendors. The real estate operations segment consists of revenue and expenses from renting and managing the real estate owned by the CBOT. The CBOT allocates certain business activity to each operating segment based on trading volume and other factors.

The CBOT evaluates segment performance based on revenues and income from operations. Intercompany transactions between segments have been eliminated. The accounting principles used for segment reporting are the same as those used for consolidated financial reporting. A summary by operating segment follows for the years ended December 31, 2002, 2003 and 2004 (in thousands):

	Year Ended December 31, 2002
	Exchange Trading	Real Estate Operations	Eliminations	Totals
Revenues:
Exchange fees	$204,963	$—	$—	$204,963
Market data	58,258			58,258
Building		25,239		25,239
CBOT space rent		17,177	(17,177)
Services	16,554			16,554
Other	3,259			3,259

Total revenues	$283,034	$42,416	$(17,177)	$308,273

Depreciation and amortization	$22,934	$14,504	$—	$37,438

Income (loss) from operations	$68,206	$(9,173)	$—	$59,033

Total assets	$148,705	$205,492	$—	$354,197

Capital expenditures	$20,563	$2,112	$—	$22,675

BOARD OF TRADE OF THE CITY OF CHICAGO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Year Ended December 31, 2003
	Exchange Trading	Real Estate Operations	Eliminations	Totals
Revenues:
Exchange fees	$285,815	$—	$—	$285,815
Clearing fees	1,158			1,158
Market data	55,850			55,850
Building		20,061		20,061
CBOT space rent		25,539	(25,539)
Services	16,059			16,059
Other	2,359			2,359

Total revenues	$361,241	$45,600	$(25,539)	$381,302

Depreciation and amortization	$18,773	$14,096	$—	$32,869

Income (loss) from operations	$118,631	$(1,817)	$—	$116,814

Total assets	$283,311	$200,670	$—	$483,981

Capital expenditures	$42,459	$3,603	$—	$46,062

	Year Ended December 31, 2004
	Exchange Trading	Real Estate Operations	Eliminations	Totals
Revenues:
Exchange fees	$204,004	$—	$—	$204,004
Clearing fees	73,556			73,556
Market data	64,234			64,234
Building		22,428		22,428
CBOT space rent		25,850	(25,850)
Services	12,828			12,828
Other	3,143			3,143

Total revenues	$357,765	$48,278	$(25,850)	$380,193

Depreciation and amortization	$32,055	$13,956	$—	$46,011

Income from operations	$72,678	$1,545	$—	$74,223

Total assets	$274,791	$185,625	$—	$460,416

Capital expenditures	$40,508	$10,746	$—	$51,254

13.    FAIR VALUE OF FINANCIAL INSTRUMENTS

Cash equivalents, accounts receivable and other current assets are carried at amounts which approximate fair value due to their short-term nature. Similarly, liabilities including accounts payable and accrued liabilities, the current portion of long-term debt, funds held for deposit and membership transfers and other liabilities are carried at amounts approximating fair value. Based on a comparison of the terms of the CBOT’s existing long-term debt and the terms currently available for similar borrowings, management estimates the fair value of the long-term debt approximates the carrying value.

BOARD OF TRADE OF THE CITY OF CHICAGO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

14.    STATEMENT OF CASH FLOWS

Subsequent to the issuance of the consolidated financial statements for the year ended December 31, 2004, the company determined that the $61.9 million distribution to the partners of Ceres previously reported as cash flows from investing activities should have been reported as cash flows from financing activities. As a result, the accompanying consolidated statement of cash flows for the year ended December 31, 2004 has been restated.

Also, restricted cash activity, which was previously shown as cash flows from operating activities is now shown as cash flows from investing activities, resulting in reclassifications of $7.4 million, $0.3 million and $0.5 million in 2004, 2003 and 2002, respectively.

* * * * * *

CBOT HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited, in thousands)

	December 31, 2004	June 30, 2005
ASSETS
Current assets:
Cash and cash equivalents:
Unrestricted	$91,165	$101,868
Held under deposit and membership transfers	14,262	2,050

Total cash and cash equivalents	105,427	103,918
Restricted cash	7,661	22,102
Short term investments	—	24,700
Accounts receivable—net of allowance of $4,643 and $4,352 in 2005 and 2004, respectively	34,556	40,761
Income tax receivable	1,557	—
Deferred income taxes	2,219	2,573
Prepaid expenses	20,542	21,065

Total current assets	171,962	215,119
Property and equipment:
Land	34,234	34,234
Buildings and equipment	320,295	325,161
Furnishings and fixtures	188,316	196,344
Computer software and systems	72,662	84,091
Construction in progress	13,702	8,287

Total property and equipment	629,209	648,117
Less accumulated depreciation and amortization	360,038	387,137

Property and equipment—net	269,171	260,980
Other assets—net	19,283	19,387

Total assets	$460,416	$495,486

LIABILITIES AND STOCKHOLDERS’ / MEMBERS’ EQUITY
Current liabilities:
Accounts payable	$20,545	$14,098
Accrued clearing services	11,591	15,003
Accrued real estate taxes	7,623	7,995
Accrued payroll costs	6,031	3,986
Accrued exchange fee rebates	2,301	1,955
Accrued employee termination	403	273
Accrued liabilities	9,524	8,381
Funds held for deposit and membership transfers	14,262	24,123
Current portion of long-term debt	20,359	19,726
Income tax payable	—	2,135
Other current liabilities	249	4,700

Total current liabilities	92,888	102,375
Long-term liabilities:
Deferred income tax liabilities	28,484	25,588
Long-term debt	31,074	19,728
Other liabilities	14,379	15,048

Total long-term liabilities	73,937	60,364

Total liabilities	166,825	162,739
Stockholders’ / Members’ equity:
Common stock, $0.001 par value, 49,360 shares issued and outstanding	—	49
Additional paid-in capital	—	315,500
Retained earnings	—	17,198
Members’ equity	293,591	—

Total stockholders’ / members’ equity	293,591	332,747

Total liabilities and stockholders’ / members’ equity	$460,416	$495,486

See notes to consolidated financial statements.

CBOT HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited, in thousands, except per share data)

	Six Months Ended June 30,
	2004	2005
Revenues:
Exchange fees	$106,880	$136,175
Clearing fees	36,223	43,836
Market data	31,999	36,828
Building	10,761	11,087
Services	6,332	7,214
Dues	9,315	—
Other	1,471	1,904

Total revenues	202,981	237,044

Expenses:
Salaries and benefits	35,897	36,535
Clearing services	26,082	33,894
Depreciation and amortization	22,250	28,045
Professional services	12,726	9,150
General and administrative expenses	9,127	10,089
Building operating costs	11,914	13,152
Information technology services	17,473	22,069
Contracted license fees	3,011	3,405
Programs	6,151	5,105
Interest	2,540	1,718
Litigation	—	4,000
Severance and related costs	418	164

Operating expenses	147,589	167,326

Income from operations	55,392	69,718

Income taxes:
Current	16,836	33,579
Deferred	6,541	(3,250)

Total income taxes	23,377	30,329

Income before equity in unconsolidated subsidiary and minority interest in consolidated subsidiary	32,015	39,389

Equity in loss of unconsolidated subsidiary—net of tax	(252)	(367)
Minority interest in loss of consolidated subsidiary	777	—

Net income	$32,540	$39,022

Earnings per share (As restated—See note 3):
Basic		$0.35
Diluted		$0.35

Weighted average number of common stock shares (As restated—See note 3):
Basic		49,360
Diluted		49,360

See notes to consolidated financial statements.

CBOT HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(Unaudited, in thousands)

	Class A Common Stock Shares	Class A Common Stock Amount	Members’ Equity	Additional Paid-in Capital	Retained Earnings	Total Stockholders’ Equity
Balance—January 1, 2005	—	$—	$293,591	$—	$—	$293,591
Net income			39,022			39,022
Capital contributions			134			134
Allocation of members’ equity and pre-demutualization income			(332,747)	315,549	17,198	—
Issuance of stock to members in demutualization	49,360	49		(49)		—

Balance—June 30, 2005	49,360	$49	$—	$315,500	$17,198	$332,747

See notes to consolidated financial statements.

CBOT HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited, in thousands)

	Six Months Ended June 30,
	2004 (As restated— See note 11)	2005
Cash flows from operating activities:
Net income	$32,540	$39,022
Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	22,250	28,045
Change in allowance for doubtful accounts	(229)	291
(Gain) / loss on foreign currency translation	514	(1,266)
(Gain) / loss on sale or retirement of fixed assets	34	(4)
Deferred income taxes (benefit)	6,540	(3,250)
Minority interest in loss of subsidiary	(777)	—
Equity in loss of unconsolidated subsidiary	420	613
Amortization of short term investment discounts	—	(26)
Changes in assets and liabilities:
Accounts receivable	709	(6,496)
Income tax receivable / payable	13,424	3,692
Prepaid expenses	(6,100)	(523)
Other assets	261	(745)
Accounts payable	(15,097)	(6,447)
Accrued clearing services	10,066	3,412
Accrued real estate taxes	(435)	372
Accrued payroll costs	(1,472)	(2,045)
Accrued exchange fee rebates	(1,917)	(346)
Accrued employee termination	(1,496)	(130)
Accrued liabilities	(3,272)	(1,143)
Funds held for deposit and membership transfers	7,103	9,861
Other current liabilities	(26)	4,451
Other long-term liabilities	356	669

Net cash flows from operating activities	63,396	68,007

Cash flows from investing activities:
Acquisition of property and equipment	(11,577)	(19,634)
Purchase of short term investments	—	(24,674)
Restricted cash	(6,798)	(14,441)
Proceeds from sale of property and equipment	2	9
Investment in joint ventures	(273)	(197)

Net cash flows used in investing activities	(18,646)	(58,937)

Cash flows from financing activities:
Repayments of borrowings	(10,713)	(10,713)
Capital contributions from members	194	134
Distribution to partners	(60,300)	—

Net cash flows used in financing activities	(70,819)	(10,579)

Net decrease in cash and cash equivalents	(26,069)	(1,509)

Cash and cash equivalents—beginning of period	142,666	105,427

Cash and cash equivalents—end of period	$116,597	$103,918

Cash paid for:
Interest	$1,746	$1,386

Income taxes (net of refunds)	$3,244	$29,678

See notes to consolidated financial statements.

CBOT HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2004 and 2005

1.    DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The accompanying unaudited consolidated financial statements have been prepared pursuant to rules and regulations of the Securities and Exchange Commission and, therefore, do not include all information and footnote disclosures normally included in audited financial statements. However, in the opinion of management, all adjustments necessary to present fairly the results of operations, financial position and cash flows have been made. Results for interim periods are not necessarily indicative of the results that may be expected for the entire year. These interim financial statements should be read in conjunction with the audited financial statements and related notes as of and for the three years ended December 31, 2004. The consolidated financial statements include the accounts of CBOT Holdings, Inc. (together with its subsidiaries, “CBOT Holdings”), its direct, wholly owned subsidiary, the Board of Trade of the City of Chicago, Inc. (the “CBOT”) and its indirect, wholly owned subsidiary, Electronic Chicago Board of Trade, Inc. (“Electronic CBOT”) (which held a controlling general partner interest in Ceres Trading Limited Partnership (“Ceres”). Ceres was dissolved on December 31, 2003 and was liquidated during 2004. The CBOT holds an approximate 9% interest in a joint venture called OneChicago, LLC (“OneChicago”). The CBOT Holdings accounts for its interest in OneChicago under the equity method. The investment has a carrying value of zero as the losses recognized exceed the total amount invested. All significant inter-company balances and transactions have been eliminated in consolidation.

Business—The primary business of CBOT Holdings is the operation through its wholly owned subsidiary, CBOT, of a marketplace for the trading of commodity, financial and equity index futures contracts, as well as options on futures contracts. The CBOT offers side-by-side trading of its products across both electronic trading and open-auction platforms coupled with a technology infrastructure, which we believe offers deep liquidity coupled with transparency that affords all market participants the ability to compete openly for outstanding orders. The CBOT’s market participants include many of the world’s largest banks, investment firms and commodities producers and users. Other market users include financial institutions, such as public and private pension funds, mutual funds, hedge funds and other managed funds, insurance companies, corporations, commercial banks, professional independent traders and retail customers.

The CBOT also engages in extensive regulatory compliance activities, including market surveillance and financial supervision activities, designed to ensure market integrity and provide financial safeguards for users of our markets. Further, the CBOT markets and distributes real-time and historical market data generated from trading activity in its markets to users of its products and related cash and derivative markets and financial information providers. The CBOT also owns and operates three office buildings in the city of Chicago.

Use of Estimates—The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts in the financial statements, such as estimates for bad debts, exchange fee rebates, real estate taxes and assumptions used for the calculation of pension and other postretirement benefit plan costs. Actual amounts could differ from those estimates.

Prior Year Reclassifications—Certain reclassifications have been made of prior period amounts to conform to current period presentations. Previously, the CBOT reported its equity in the loss of an unconsolidated subsidiary as part of operating expense. These losses are now reported as an adjustment to income after taxes. Also, restricted cash activity, which was previously shown as cash flows from operating activities is now shown as cash flows from investing activities, resulting in an increase of $6.8 million in both net cash flows from operating activities and net cash flows used in investing activities.

CBOT HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2.    RESTRUCTURING TRANSACTIONS

On April 22, 2005, the CBOT completed a strategic restructuring that changed the CBOT from a nonstock, not-for-profit company with members to CBOT Holdings, a stock, for-profit company with stockholders and the CBOT, a nonstock, for-profit exchange subsidiary with members. This type of transaction is sometimes called a demutualization.

As a result of the completion of these restructuring transactions, CBOT Holdings received the sole Class A membership in the CBOT, which entitles CBOT Holdings to the exclusive right to receive all dividends and distributions from the CBOT, including proceeds upon liquidation. CBOT members received an aggregate of 49,359,836 shares of Class A common stock of CBOT Holdings and one of the five series of Class B memberships in the CBOT, which entitled the holder to certain trading rights and privileges at the CBOT. CBOT Holdings currently has authorized 200,000,000 shares of Class A common stock, one share of Class B common stock and 20,000,000 shares of preferred stock.

Upon completion of the restructuring, members’ equity, which represents cumulative earnings prior to the demutualization, was reclassified to common stock and additional paid-in capital of CBOT Holdings. Earnings subsequent to the demutualization are reflected as retained earnings of CBOT Holdings. Current year earnings were allocated between the pre and post restructuring periods based primarily on the number of trading days in each period.

The restructuring transactions were treated similar to a reorganization of entities under common control. Under this method no gain or loss was recognized and the book value of assets and liabilities of the CBOT carried over to the books of CBOT Holdings at their same recorded amounts.

3.    EARNINGS PER SHARE (AS RESTATED)

Basic earnings per share is computed by dividing net income by the weighted average number of shares of all Class A common stock outstanding for each reporting period. Diluted earnings per share, when applicable, is computed by reflecting the increase in the outstanding number of shares of Class A common stock if stock options or restricted stock awards were exercised or converted into common stock. No stock options or restricted stock awards have been issued by CBOT Holdings. Income used in the calculation of earnings per share for the six months ended June 30, 2005, only includes earnings allocated to the period after April 22, 2005, the date of the demutualization. Weighted average number of shares used in the calculation is based on the average number of shares outstanding after April 22, 2005 rather than the entire reporting period which resulted in earnings per share of $0.91 for the six month period as previously reported. Earnings per share are calculated as follows (in thousands, except per share data):

Six Months Ended June 30, 2005
Net income allocated to post-restructuring period	$17,198

Weighted average number of Class A common stock shares:
Basic	49,360
Diluted	49,360

Earnings per share:
Basic	$0.35
Diluted	0.35

CBOT HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4.    RESTRICTED CASH

CBOT Holdings has cash deposits that under their terms cannot be withdrawn without prior notice or penalty. Such restricted cash consisted of the following (in thousands):

	December 31, 2004	June 30, 2005
Escrow for funds held for membership transfers	$0	$22,101
Escrow for litigation settlement	4,005	0
Forward contract collateral	3,590	0
Escrow for Ceres liquidation	66	1

Total	$7,661	$22,102

5.    MARKETABLE SECURITIES

CBOT Holdings has short-term investments in U.S. Treasury securities and has the ability and the intent to hold them until maturity. These securities are debt securities classified as held-to-maturity and are recorded at amortized cost pursuant to Statement of Financial Accounting Standards No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” Securities with maturities of 90 days or less at the date of purchase are classified as cash and cash equivalents for financial statement purposes and held-to-maturity securities with maturities between 90 days and one year are classified as short-term investments in current assets.

6.    DEBT

Long-term debt at December 31, 2004 and June 30, 2005 consisted of the following (in thousands):

	December 31, 2004	June 30, 2005
Senior notes, due in 2007	$32,144	$21,430
LIFFE financing agreement	19,289	18,024

	51,433	39,454
Less current portion	20,359	19,726

Total	$31,074	$19,728

In the first quarter of 2005, an annual principal repayment of $10.7 million was made on the senior notes. No additional payments or borrowings were made during the first six months of 2005. LIFFE debt is denominated in pounds sterling but converted into U.S. dollars using currency exchange rates in effect on each balance sheet date.

7.    BENEFIT PLANS

Substantially all employees of CBOT Holdings are covered by a noncontributory, defined benefit pension plan. The benefits payable under this plan are based primarily on the years of service and the employees’ average compensation levels. CBOT Holdings’ funding policy is to contribute annually the maximum amount that can be deducted for federal income tax purposes. The plan assets are primarily invested in marketable debt and equity securities. The measurement date of plan assets and obligations is December 31.

CBOT HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The components of net periodic benefit cost are as follows:

	Six Months Ended June 30,
	2004	2005
Service cost	$1,181	$1,278
Interest cost	1,018	1,089
Expected return on plan assets	(1,125)	(1,468)
Net amortization:
Unrecognized prior service cost	2	1
Unrecognized net loss	424	386

Net periodic benefit cost	$1,500	$1,286

CBOT Holdings has a retiree benefit plan which covers all eligible employees. Employees retiring from CBOT Holdings on or after age 55, who have at least ten years of service, or after age 65 with five years of service, are entitled to postretirement medical and life insurance benefits. CBOT Holdings funds benefit costs on a pay as it goes basis. The measurement date of plan obligations is December 31.

The components of net periodic benefit cost are as follows:

	Six Months Ended June 30,
	2004	2005
Service cost	$131	$279
Interest cost	167	324
Net amortization:
Transition liability	32	65
Unrecognized net loss	51	62

Net periodic benefit cost	$381	$730

8.    FOREIGN CURRENCY FORWARD CONTRACTS

CBOT Holdings currently utilizes foreign currency forward contracts that are designated as fair value hedges. These are intended to offset the effect of exchange rate fluctuations on firm commitments for purchases of fixed annual and quarterly services denominated in pounds sterling. These contracts had notional amounts approximating $43.8 million (25.6 million pounds sterling) at June 30, 2005. Gains and losses on these hedge instruments, as well as the gains and losses on the underlying hedged item, are recognized currently in general and administrative expense. There were no gains or losses recorded on these fair value hedges related to hedge ineffectiveness.

CBOT Holdings also utilizes foreign currency forward contracts that are intended to offset the effect of exchange rate fluctuations on recorded debt that is denominated in pounds sterling. These contracts, which are not designated as hedges under FASB Statement No. 133, had notional amounts approximating $17.5 million (10.1 million pounds sterling) at June 30, 2005. Gains and losses on these instruments, as well as the gains and losses on revaluing the recorded debt, are recognized currently in general and administrative expense.

CBOT HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

9.    LITIGATION

CBOT Holdings and its subsidiaries have been named as a defendant in various lawsuits.

Antitrust Litigation. On October 15, 2003, Eurex US filed an antitrust action in federal court against the CBOT and the Chicago Mercantile Exchange (“CME”) alleging that the companies illegally attempted to block its entrance into the U.S. market and charging the CBOT and the CME with having violated the Sherman Act, among other things, by offering financial inducements, valued at over $100 million, to shareholders of The Clearing Corporation to vote against a proposed restructuring of The Clearing Corporation. Eurex subsequently amended its complaint to make additional charges, including a claim that the CBOT and the CME misrepresented Eurex’s qualifications in their lobbying of Congress and the Commodity Futures Trading Commission.

On December 12, 2003, the CBOT filed in the U.S. District Court for the District of Columbia a motion to dismiss the amended complaint and a motion to transfer the action to the U.S. District Court for the Northern District of Illinois. On September 2, 2004, the United States District Court for the District of Columbia granted the CBOT’s motion to transfer the case to the United States District Court for the Northern District of Illinois. The court denied the CBOT’s motion to dismiss as moot in light of its ruling on the transfer motion. Eurex filed a second amended complaint in the Northern District of Illinois in late March 2005. In addition to the allegations in Eurex’s previous complaints, that complaint alleges, among other things, that the CBOT engaged in predatory pricing and, together with the CME, engaged in a campaign to block regulatory approval of the Eurex proposed Global Clearing Link between the Clearing Corporation, Eurex’s U.S. clearing house in Chicago and Eurex Clearing in Frankfurt. On June 6, 2005, the CBOT and CME filed a joint motion to dismiss the second amended complaint.

Equity Allocation Litigation. In February 2004, the CBOT entered into a settlement agreement to settle a lawsuit brought by certain Associate Members, GIMs, IDEMs and COMs in the Circuit Court of Cook County, Illinois over the proposed allocation of equity in the restructuring of the CBOT. On September 20, 2004, the Circuit Court entered a final order, approving the settlement agreement as fair, adequate and reasonable and in the best interest of all CBOT members. Upon expiration of the statutory period for filing a notice of appeal on October 20, 2004, counsel for the plaintiff class representatives were paid $3.5 million plus interest as an initial payment of attorneys’ fees in accordance with the terms of the settlement agreement. This payment was recognized as an expense in the fourth quarter of 2004. Following CBOT member approval of the restructuring transactions on April 14, 2005, counsel for the plaintiff class representatives were paid $4.0 million plus interest as the final payment of attorneys’ fees under the terms of the settlement agreement. This payment was recognized as an expense in the second quarter of 2005.

CBOT Holdings’ management believes that the ultimate outcome of these proceedings, individually and in the aggregate, will not have a material adverse effect on the CBOT Holdings’ financial position, results of operations or cash flows.

10.    OPERATING SEGMENTS

Management has identified two reportable operating segments: exchange trading and real estate operations. The exchange trading segment primarily consists of revenue and expenses from both traditional open-auction trading activities and electronic trading platform activities, as well as from the sale of related market data to vendors. The real estate operations segment consists of revenue and expenses from renting and managing the real estate owned by CBOT Holdings. CBOT Holdings allocates certain business activity to each operating segment based on trading volume and other factors. CBOT Holdings derives revenues from foreign based customers but it is not practicable to calculate the amount of such revenues.

CBOT HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CBOT Holdings evaluates segment performance based on revenues and income from operations. Intercompany transactions between segments have been eliminated. The accounting principles used for segment reporting are the same as those used for consolidated financial reporting. A summary by operating segment follows for the six months ended June 30, 2004 and 2005 (in thousands):

	Six Months Ended June 30, 2004					Six Months Ended June 30, 2005
	Exchange Trading	Real Estate Operations	Eliminations		Totals	Exchange Trading	Real Estate Operations	Eliminations		Totals
Revenues:
Exchange fees	$106,880	$—		$—	$106,880	$136,175	$—		$—	$136,175
Clearing fees	36,223				36,223	43,836				43,836
Market data	31,999				31,999	36,828				36,828
Building		10,761			10,761		11,087			11,087
CBOT space rent		12,925		(12,925)			13,094		(13,094)
Services	6,332				6,332	7,214				7,214
Members’ dues	9,315				9,315
Other	1,471				1,471	1,904				1,904

Total revenues	$192,220	$23,686		$(12,925)	$202,981	$225,957	$24,181		$(13,094)	$237,044

Depreciation and amortization	$15,358	$6,892	$		$22,250	$20,696	$7,349	$		$28,045

Income from operations	$54,380	$1,012	$		$55,392	$70,031	$(313)	$		$69,718

Total assets	$265,161	$182,112	$		$447,273	$309,471	$186,015	$		$495,486

Capital expenditures	$9,290	$2,287	$		$11,577	$12,515	$7,119	$		$19,634

11.    STATEMENT OF CASH FLOWS

Subsequent to the issuance of the consolidated financial statements for the six months ended June 30, 2004, the company determined that the $60.3 million distribution to the partners of Ceres previously reported as cash flows from investing activities should have been reported as cash flows from financing activities. As a result, the accompanying consolidated statement of cash flows for the six months ended June 30, 2004 has been restated.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of the Class A common stock being registered. All amounts, other than the SEC registration fee and the NASD filing fee, are estimates.

SEC registration fee	$20,304
NASD filing fee	$15,500
Stock exchange listing fee	$150,000
Printing and engraving expenses	$400,000
Legal fees and expenses	$930,000
Accounting fees and expenses	$100,000
Blue sky fees and expenses	$5,000
Transfer agent and registrar fees and expenses	$5,000
Miscellaneous fees and expenses	$174,196

Total	$1,800,000

Item 14.	Indemnification of Directors and Officers

Section 145 of Delaware General Corporation Law authorizes a court to award or a corporation’s board of directors to grant indemnity to directors and officers in terms sufficiently broad to permit such indemnification under some circumstances for liabilities arising under the Securities Act and to provide for the reimbursement of expenses incurred.

As permitted by Delaware corporation law, our certificate of incorporation provides that we will indemnify our directors, officers, committee members and employees and may indemnify our agents to the fullest extent permitted by law. Our bylaws also permit us to secure insurance on behalf of any officer, director, committee member, employee or other agent for any liability arising out of his or her actions in that capacity, regardless of whether our bylaws would permit indemnification.

As permitted by Delaware corporation law, our certificate of incorporation provides that our directors will not be personally liable to CBOT Holdings or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to CBOT Holdings or its stockholders;

•	for any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law;

•	for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided by Delaware corporation law; or

•	for any transaction from which the director derived an improper personal benefit.

The inclusion of this provision in our certificate of incorporation does not eliminate the directors’ fiduciary duty, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law.

In addition, we have entered into separate indemnification agreements with each of our directors and executive officers. The indemnification agreements may require us, among other things, to indemnify our officers and directors against certain liabilities and expenses that may arise or are incurred by reason of their status or service as directors, officers or employees of CBOT Holdings, and to advance the expenses incurred by our officers and directors as a result of any threatened claims or proceedings brought against them as to which they could be indemnified.

We have also obtained officers’ and directors’ liability insurance which insures against liabilities our officers and directors may, in such capacities, incur.

Pursuant to the Underwriting Agreement filed as Exhibit 1.1 to this registration statement, we have agreed to indemnify the underwriters and the underwriters have agreed to indemnify us against certain civil liabilities that may be incurred in connection with this offering, including certain liabilities under the Securities Act.

Item 15.	Recent Sales of Unregistered Securities

None.

Item 16.	Exhibits and Financial Statement Schedules

(a)	Exhibits

Exhibit Number	Description
1.1	Form of Underwriting Agreement.*

3.1	Amended and Restated Certificate of Incorporation of CBOT Holdings, Inc.

3.2	Certificate of Designations of Series A Junior Participating Preferred Stock of CBOT Holdings, Inc. (incorporated by reference to Exhibit 3.1 of CBOT Holdings, Inc.’s Current Report on Form 8-K dated June 27, 2005)*

3.3	Amended and Restated Bylaws of CBOT Holdings, Inc. to become effective in connection with this offering.

4.1	Form of Common Stock certificate for CBOT Holdings, Inc.*

4.2	Rights Agreement, dated June 24, 2005, between CBOT Holdings, Inc. and Computershare Investor Services LLC (incorporated by reference to Exhibit 4.1 of CBOT Holdings, Inc.’s Current Report on Form 8-K dated June 27, 2005)*

5.1	Opinion of Jenner & Block LLP as to legality of the securities being registered.

9.1	Subsidiary Voting Trust Agreement, dated October 11, 2005, by and among CBOT Holdings, Inc., Board of Trade of the City of Chicago, Inc. and Wilmington Trust Company.

10.1	Settlement Agreement, dated February 6, 2004, by and between the Plaintiff Class Representatives and Board of Trade of the City of Chicago, Inc. (incorporated by reference to Exhibit 4.10 to Amendment No. 7 to the Registration Statement on Form S-4 (Registration No. 333-72184) of the Registrant)*

10.2	First Amendment to Settlement Agreement dated February 6, 2004, dated April 20, 2004, by and between the Plaintiff Class Representatives and Board of Trade of the City of Chicago, Inc. (incorporated by reference to Exhibit 4.12 to Amendment No. 8 to the Registration Statement on Form S-4 (Registration No. 333-72184) of the Registrant)*

10.3	Second Amendment to Settlement Agreement dated February 6, 2004, dated July 1, 2004, by and between the Plaintiff Class Representatives and Board of Trade of the City of Chicago, Inc. (incorporated by reference to Exhibit 4.13 to Amendment No. 8 to the Registration Statement on Form S-4 (Registration No. 333-72184) of the Registrant)*

10.4	Note Purchase Agreement, dated March 1, 1997, among Board of Trade of the City of Chicago and each of the purchasers listed on Schedule A attached thereto. (incorporated by reference to Exhibit 10.8 to Amendment No. 1 to the Registration Statement on Form S-4 (Registration No. 333-54370) of the Board of Trade of the City of Chicago, Inc.)*

10.5	License Agreement, dated June 5, 1997, between Dow Jones & Company, Inc. and Board of Trade of the City of Chicago (certain confidential portions have been omitted and filed separately with the SEC pursuant to a request for confidential treatment). (incorporated by reference to Exhibit 10.13 to the Registration Statement on Form S-4 (Registration No. 333-72184) of the Registrant)*

10.6	Amendment to License Agreement, dated September 9, 1997, between Dow Jones & Company, Inc. and Board of Trade of the City of Chicago. (incorporated by reference to Exhibit 10.14 to Amendment No. 2 to the Registration Statement on Form S-4 (Registration No. 333-54370) of the Board of Trade of the City of Chicago, Inc.)*

Exhibit Number	Description
10.7	Second Amendment to License Agreement, dated February 18, 1998, between Dow Jones & Company, Inc. and Board of Trade of the City of Chicago. (certain confidential portions have been omitted and filed separately with the SEC pursuant to a request for confidential treatment) (incorporated by reference to Exhibit 10.15 to the Registration Statement on Form S-4 (Registration No. 333-72184) of the Registrant)*

10.8	Third Amendment to License Agreement, dated May, 1998, between Dow Jones & Company, Inc. and Board of Trade of the City of Chicago. (incorporated by reference to Exhibit 10.16 to Amendment No. 1 to the Registration Statement on Form S-4 (Registration No. 333-54370) of the Board of Trade of the City of Chicago, Inc.)*

10.9	Fourth Amendment to License Agreement, dated December 19, 2001, between Dow Jones & Company, Inc. and Board of Trade of the City of Chicago (certain confidential portions have been omitted and filed separately with the SEC pursuant to a request for confidential treatment). (incorporated by reference to Exhibit 10.28 to Amendment No. 2 to the Registration Statement on Form S-4 (Registration No. 333-72184) of the Registrant)*

10.10	Fifth Amendment to License Agreement, dated October 29, 2003, between Dow Jones & Company, Inc. and Board of Trade of the City of Chicago, Inc. (certain confidential portions have been omitted and filed separately with the SEC pursuant to a request for confidential treatment). (incorporated by reference to Exhibit 10.8 to Amendment No. 7 to the Registration Statement on Form S-4 (Registration No. 333-72184) of the Registrant)*

10.11	Treasury Index Agreement, dated March 29, 2004, between Dow Jones & Company and Board of Trade of the City of Chicago, Inc. (certain confidential portions have been omitted and filed separately with the SEC pursuant to a request for confidential treatment). (incorporated by reference to Exhibit 10.9 to Amendment No. 7 to the Registration Statement on Form S-4 (Registration No. 333-72184) of the Registrant)*

10.12	ISDA Master Agreement and related foreign exchange forward contracts, dated September 27, 2000, between Bank of America, N.A. and Board of Trade of the City of Chicago, Inc. (as successor to Ceres Trading Limited Partnership). (incorporated by reference to Exhibit 10.23 to Amendment No. 1 to the Registration Statement on Form S-4 (Registration No. 333-54370) of the Board of Trade of the City of Chicago, Inc.)*

10.13	Credit Agreement, dated January 15, 2002, between Board of Trade of the City of Chicago, Inc. and LaSalle Bank National Association. (incorporated by reference to Exhibit 10.29 to Amendment No. 2 to the Registration Statement on Form S-4 (Registration No. 333-72184) of the Registrant)*

10.14	First Amendment to Line of Credit Agreement, dated January 15, 2003, between Board of Trade of the City Of Chicago, Inc. and LaSalle Bank National Association. (incorporated by reference to Exhibit 10.42 to Amendment No. 6 to the Registration Statement on Form S-4 (Registration No. 333-72184) of the Registrant)*

10.15	Settlement Agreement, dated August 23, 2002, among Board of Trade of the City of Chicago, Inc., Chicago Mercantile Exchange Inc., eSpeed, Inc. and Electronic Trading Systems Corporation. (incorporated by reference to Exhibit 10.13 to Amendment No. 9 to the Registration Statement on Form S-4 (Registration No. 333-72184) of the Registrant)*

10.16	Amended and Restated Software License Agreement, dated August 3, 2004, between AtosEuronext Market Solutions (as assignee of LIFFE Administration and Management) and Board of Trade of the City of Chicago, Inc. (incorporated by reference to Exhibit 10.14.1 to Amendment No. 9 to the Registration Statement on Form S-4 (Registration No. 333-72184) of the Registrant)*

Exhibit Number	Description
10.17	Amended and Restated Managed Services Agreement, dated August 3, 2004, between AtosEuronext Market Solutions (as assignee of LIFFE Administration and Management) and Board of Trade of the City of Chicago, Inc. (certain confidential portions have been omitted and filed separately with the SEC pursuant to request for confidential treatment). (incorporated by reference to Exhibit 10.17.1 to Amendment No. 10 to the Registration Statement on Form S-4 (Registration No. 333-72184) of the Registrant)*

10.18	Clearing Services Agreement, dated April 16, 2003, between Chicago Mercantile Exchange Inc. and Board of Trade of the City of Chicago, Inc. (certain confidential portions have been omitted and filed separately with the SEC pursuant to request for confidential treatment). (incorporated by reference to Exhibit 10.18 to Amendment No. 9 to the Registration Statement on Form S-4 (Registration No. 333-72184) of the Registrant)*

10.19	Amendment to Clearing Services Agreement, dated March 1, 2004, between Chicago Mercantile Exchange Inc. and Board of Trade of the City of Chicago, Inc. (certain confidential portions have been omitted and filed separately with the SEC pursuant to request for confidential treatment). (incorporated by reference to Exhibit 10.19 to Amendment No. 7 to the Registration Statement on Form S-4 (Registration No. 333-72184) of the Registrant)*

10.20	Executive Employment Agreement, dated May 18, 1999, between Board of Trade of the City of Chicago and Carol A. Burke. (incorporated by reference to Exhibit 10.6 to Amendment No. 11 to the Registration Statement on Form S-4 (Registration No. 333-54370) of the Board of Trade of the City of Chicago, Inc.)*

10.21	Amendment to Executive Employment Agreement, dated February 28, 2001, between Board of Trade of the City of Chicago and Carol A. Burke. (incorporated by reference to Exhibit 10.7 to Amendment No. 11 to the Registration Statement on Form S-4 (Registration No. 333-54370) of the Board of Trade of the City of Chicago, Inc.)*

10.22	Amendment No. 2 to Executive Employment Agreement, dated September 23, 2005, between Board of Trade of the City of Chicago, Inc. and Carol A. Burke.*

10.23	Employment Agreement, dated September 21, 2005, by and among CBOT Holdings, Inc., Board of Trade of the City of Chicago, Inc. and Bernard W. Dan.*

10.24	Letters relating to the employment of William M. Farrow III, dated May 11, 2001 and May 15, 2001, from Board of Trade of the City of Chicago, Inc. to William M. Farrow III. (incorporated by reference to Exhibit 10.39 to Amendment No. 3 to the Registration Statement on Form S-4 (Registration No. 333-72184) of the Registrant)*

10.25	Letter relating to the employment of James G. Bennett, dated August 28, 2001, from Board of Trade of the City of Chicago, Inc. to James G. Bennett.*

10.26	CBOT Holdings, Inc. 2005 Long-Term Equity Incentive Plan.*

10.27	Form of Indemnification Agreement between CBOT Holdings, Inc. and its directors and executive officers.*

10.28	Summary of CBOT Excess 401(k) Payments.*

10.29	Summary of CBOT Supplemental Pension Plan.*

10.30	CBOT Holdings, Inc. Director Compensation Policy.*

10.31	Form of Non-Qualified Stock Option Award.

10.32	Form of Restricted Stock Award.

10.33	Form of Restricted Stock Award for Directors and Special Advisors.

Exhibit Number	Description

21	Subsidiaries of CBOT Holdings.*

23.1	Consent of Deloitte & Touche LLP.

23.2	Consent of Jenner & Block LLP (included in Exhibit 5.1).

24.1	Powers of Attorney.*

99.1	Supplemental Disclosure to Canadian Residents.*

*	Previously filed.

Item 17.	Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on October 17, 2005.

CBOT HOLDINGS, INC.

By:	/S/ BERNARD W. DAN
Bernard W. Dan
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons on October 17, 2005 in the capacities indicated.

Signature	Title

* Bernard W. Dan	President and Chief Executive Officer and Director (Principal Executive Officer)

* Glen M. Johnson	Chief Financial Officer (Principal Financial Officer)

* Jill A. Harley	Chief Accounting Officer (Principal Accounting Officer)

* Charles P. Carey	Chairman of the Board

* Robert F. Corvino	Vice Chairman of the Board

* Peter F. Borish	Director

* John E. Callahan	Director

* James E. Cashman	Director

* Mark E. Cermak	Director

* Jackie Clegg	Director

* Brent M. Coan	Director

* James A. Donaldson	Director

Signature	Title

* Larry G. Gerdes	Director

* James P. McMillin	Director

* Nickolas J. Neubauer	Director

* C.C. Odom, II	Director

* M.B. Oglesby, Jr.	Director

* Frank S. Serrino	Director

* Michael D. Walter	Director

* Charles M. Wolin	Director

*By:	/S/ BERNARD W. DAN Bernard W. Dan Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description
1.1	Form of Underwriting Agreement.*

3.1	Amended and Restated Certificate of Incorporation of CBOT Holdings, Inc.

3.2	Certificate of Designations of Series A Junior Participating Preferred Stock of CBOT Holdings, Inc. (incorporated by reference to Exhibit 3.1 of CBOT Holdings, Inc.’s Current Report on Form 8-K dated June 27, 2005)*

3.3	Amended and Restated Bylaws of CBOT Holdings, Inc. to become effective in connection with this offering.

4.1	Form of Common Stock certificate for CBOT Holdings, Inc.*

4.2	Rights Agreement, dated June 24, 2005, between CBOT Holdings, Inc. and Computershare Investor Services LLC (incorporated by reference to Exhibit 4.1 of CBOT Holdings, Inc.’s Current Report on Form 8-K dated June 27, 2005)*

5.1	Opinion of Jenner & Block LLP as to legality of the securities being registered.

9.1	Subsidiary Voting Trust Agreement, dated October 11, 2005, by and among CBOT Holdings, Inc., Board of Trade of the City of Chicago, Inc. and Wilmington Trust Company.

10.1	Settlement Agreement, dated February 6, 2004, by and between the Plaintiff Class Representatives and Board of Trade of the City of Chicago, Inc. (incorporated by reference to Exhibit 4.10 to Amendment No. 7 to the Registration Statement on Form S-4 (Registration No. 333-72184) of the Registrant)*

10.2	First Amendment to Settlement Agreement dated February 6, 2004, dated April 20, 2004, by and between the Plaintiff Class Representatives and Board of Trade of the City of Chicago, Inc. (incorporated by reference to Exhibit 4.12 to Amendment No. 8 to the Registration Statement on Form S-4 (Registration No. 333-72184) of the Registrant)*

10.3	Second Amendment to Settlement Agreement dated February 6, 2004, dated July 1, 2004, by and between the Plaintiff Class Representatives and Board of Trade of the City of Chicago, Inc. (incorporated by reference to Exhibit 4.13 to Amendment No. 8 to the Registration Statement on Form S-4 (Registration No. 333-72184) of the Registrant)*

10.4	Note Purchase Agreement, dated March 1, 1997, among Board of Trade of the City of Chicago and each of the purchasers listed on Schedule A attached thereto. (incorporated by reference to Exhibit 10.8 to Amendment No. 1 to the Registration Statement on Form S-4 (Registration No. 333-54370) of the Board of Trade of the City of Chicago, Inc.)*

10.5	License Agreement, dated June 5, 1997, between Dow Jones & Company, Inc. and Board of Trade of the City of Chicago (certain confidential portions have been omitted and filed separately with the SEC pursuant to a request for confidential treatment). (incorporated by reference to Exhibit 10.13 to the Registration Statement on Form S-4 (Registration No. 333-72184) of the Registrant)*

10.6	Amendment to License Agreement, dated September 9, 1997, between Dow Jones & Company, Inc. and Board of Trade of the City of Chicago. (incorporated by reference to Exhibit 10.14 to Amendment No. 2 to the Registration Statement on Form S-4 (Registration No. 333-54370) of the Board of Trade of the City of Chicago, Inc.)*

10.7	Second Amendment to License Agreement, dated February 18, 1998, between Dow Jones & Company, Inc. and Board of Trade of the City of Chicago. (certain confidential portions have been omitted and filed separately with the SEC pursuant to a request for confidential treatment) (incorporated by reference to Exhibit 10.15 to the Registration Statement on Form S-4 (Registration No. 333-72184) of the Registrant)*

Exhibit Number	Description
10.8	Third Amendment to License Agreement, dated May, 1998, between Dow Jones & Company, Inc. and Board of Trade of the City of Chicago. (incorporated by reference to Exhibit 10.16 to Amendment No. 1 to the Registration Statement on Form S-4 (Registration No. 333-54370) of the Board of Trade of the City of Chicago, Inc.)*

10.9	Fourth Amendment to License Agreement, dated December 19, 2001, between Dow Jones & Company, Inc. and Board of Trade of the City of Chicago (certain confidential portions have been omitted and filed separately with the SEC pursuant to a request for confidential treatment). (incorporated by reference to Exhibit 10.28 to Amendment No. 2 to the Registration Statement on Form S-4 (Registration No. 333-72184) of the Registrant)*

10.10	Fifth Amendment to License Agreement, dated October 29, 2003, between Dow Jones & Company, Inc. and Board of Trade of the City of Chicago, Inc. (certain confidential portions have been omitted and filed separately with the SEC pursuant to a request for confidential treatment). (incorporated by reference to Exhibit 10.8 to Amendment No. 7 to the Registration Statement on Form S-4 (Registration No. 333-72184) of the Registrant)*

10.11	Treasury Index Agreement, dated March 29, 2004, between Dow Jones & Company and Board of Trade of the City of Chicago, Inc. (certain confidential portions have been omitted and filed separately with the SEC pursuant to a request for confidential treatment). (incorporated by reference to Exhibit 10.9 to Amendment No. 7 to the Registration Statement on Form S-4 (Registration No. 333-72184) of the Registrant)*

10.12	ISDA Master Agreement and related foreign exchange forward contracts, dated September 27, 2000, between Bank of America, N.A. and Board of Trade of the City of Chicago, Inc. (as successor to Ceres Trading Limited Partnership). (incorporated by reference to Exhibit 10.23 to Amendment No. 1 to the Registration Statement on Form S-4 (Registration No. 333-54370) of the Board of Trade of the City of Chicago, Inc.)*

10.13	Credit Agreement, dated January 15, 2002, between Board of Trade of the City of Chicago, Inc. and LaSalle Bank National Association. (incorporated by reference to Exhibit 10.29 to Amendment No. 2 to the Registration Statement on Form S-4 (Registration No. 333-72184) of the Registrant)*

10.14	First Amendment to Line of Credit Agreement, dated January 15, 2003, between Board of Trade of the City Of Chicago, Inc. and LaSalle Bank National Association. (incorporated by reference to Exhibit 10.42 to Amendment No. 6 to the Registration Statement on Form S-4 (Registration No. 333-72184) of the Registrant)*

10.15	Settlement Agreement, dated August 23, 2002, among Board of Trade of the City of Chicago, Inc., Chicago Mercantile Exchange Inc., eSpeed, Inc. and Electronic Trading Systems Corporation. (incorporated by reference to Exhibit 10.13 to Amendment No. 9 to the Registration Statement on Form S-4 (Registration No. 333-72184) of the Registrant)*

10.16	Amended and Restated Software License Agreement, dated August 3, 2004, between AtosEuronext Market Solutions (as assignee of LIFFE Administration and Management) and Board of Trade of the City of Chicago, Inc. (incorporated by reference to Exhibit 10.14.1 to Amendment No. 9 to the Registration Statement on Form S-4 (Registration No. 333-72184) of the Registrant)*

10.17	Amended and Restated Managed Services Agreement, dated August 3, 2004, between AtosEuronext Market Solutions (as assignee of LIFFE Administration and Management) and Board of Trade of the City of Chicago, Inc. (certain confidential portions have been omitted and filed separately with the SEC pursuant to request for confidential treatment). (incorporated by reference to Exhibit 10.17.1 to Amendment No. 10 to the Registration Statement on Form S-4 (Registration No. 333-72184) of the Registrant)*

10.18	Clearing Services Agreement, dated April 16, 2003, between Chicago Mercantile Exchange Inc. and Board of Trade of the City of Chicago, Inc. (certain confidential portions have been omitted and filed separately with the SEC pursuant to request for confidential treatment). (incorporated by reference to Exhibit 10.18 to Amendment No. 9 to the Registration Statement on Form S-4 (Registration No. 333-72184) of the Registrant)*

Exhibit Number	Description
10.19	Amendment to Clearing Services Agreement, dated March 1, 2004, between Chicago Mercantile Exchange Inc. and Board of Trade of the City of Chicago, Inc. (certain confidential portions have been omitted and filed separately with the SEC pursuant to request for confidential treatment). (incorporated by reference to Exhibit 10.19 to Amendment No. 7 to the Registration Statement on Form S-4 (Registration No. 333-72184) of the Registrant)*

10.20	Executive Employment Agreement, dated May 18, 1999, between Board of Trade of the City of Chicago and Carol A. Burke. (incorporated by reference to Exhibit 10.6 to Amendment No. 11 to the Registration Statement on Form S-4 (Registration No. 333-54370) of the Board of Trade of the City of Chicago, Inc.)*

10.21	Amendment to Executive Employment Agreement, dated February 28, 2001, between Board of Trade of the City of Chicago and Carol A. Burke. (incorporated by reference to Exhibit 10.7 to Amendment No. 11 to the Registration Statement on Form S-4 (Registration No. 333-54370) of the Board of Trade of the City of Chicago, Inc.)*

10.22	Amendment No. 2 to Executive Employment Agreement, dated September 23, 2005, between Board of Trade of the City of Chicago, Inc. and Carol A. Burke.*

10.23	Employment Agreement, dated September 21, 2005, by and among CBOT Holdings, Inc., Board of Trade of the City of Chicago, Inc. and Bernard W. Dan.*

10.24	Letters relating to the employment of William M. Farrow III, dated May 11, 2001 and May 15, 2001, from Board of Trade of the City of Chicago, Inc. to William M. Farrow III. (incorporated by reference to Exhibit 10.39 to Amendment No. 3 to the Registration Statement on Form S-4 (Registration No. 333-72184) of the Registrant)*

10.25	Letter relating to the employment of James G. Bennett, dated August 28, 2001, from Board of Trade of the City of Chicago, Inc. to James G. Bennett.*

10.26	CBOT Holdings, Inc. 2005 Long-Term Equity Incentive Plan.*

10.27	Form of Indemnification Agreement between CBOT Holdings, Inc. and its directors and executive officers.*

10.28	Summary of CBOT Excess 401(k) Payments.*

10.29	Summary of CBOT Supplemental Pension Plan.*

10.30	CBOT Holdings, Inc. Director Compensation Policy.*

10.31	Form of Non-Qualified Stock Option Award.

10.32	Form of Restricted Stock Award.

10.33	Form of Restricted Stock Award for Directors and Special Advisors.

21	Subsidiaries of CBOT Holdings.*

23.1	Consent of Deloitte & Touche LLP.

23.2	Consent of Jenner & Block LLP (included in Exhibit 5.1).

24.1	Powers of Attorney.*

99.1	Supplemental Disclosure to Canadian Residents.*

*	Previously filed.